
06011743

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REGISTRANT'S NAME Bank Hapoalim B.M.

*CURRENT ADDRESS 50 Rothschild Blvd.
Tel Aviv 66883
Israel

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Bank Hapoalim Annual Report

2004



This report does not constitute a Periodic Report in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730-1970.


bank hapoalim

Strategic Directions

Bank Hapoalim is expanding its horizons globally, crossing bridges of opportunity in select international markets. Its roadmap has been defined, and it is now pursuing ambitious strategic goals.



Strategic Directions



Bank Hapoalim has formulated a strategic multi-year plan of measurable financial goals and focal activity areas. The strategy is driven by the Bank's vision of reaching out to global markets, while deepening and strengthening home market presence.

The Bank is committed to expanding in overseas markets, including new regions and market segments. Areas that have already proven their potential are targeted for judicious growth.

Concurrently, the Bank is taking firm measures to integrate the strictest risk management, with the aim of being ranked among world-class banks in terms of fiscal health and integrity.

Today, international shareholders hold over half of the Bank's equity. The new strategy reflects Bank Hapoalim's emergence as a global player in select financial markets, adding value to the Bank's loyal shareholders.

The Bank Hapoalim Group - Major Subsidiaries & Affiliates

Commercial Banks
Bank Hapoalim B.M.
Bank Otsar Hahayal Ltd.
Bank Yahav for Government Employees Ltd.
Bank Massad Ltd.
Bank Hapoalim (Switzerland) Ltd.
Bank Hapoalim (Luxembourg) S.A.
Hapoalim (Latin America) S.A
Bank Hapoalim (Cayman) Ltd.
Signature Bank

Investment Banks
Poalim Capital Markets -
Investment Bank Ltd.

Trust Companies
Poalim Trust Services Ltd.

Underwriting Companies
Poalim I.B.I. Managing & Underwriting Ltd.

Provident and Further Study Funds
Companies for the Management of
Provident funds

Portfolio Management
Peilim- Portfolio Management Company Ltd.
Signature Securities Group

Asset Management
Poalim Asset Management (UK) Ltd.
Poalim Asset Management (Ireland) Ltd.
Poalim Sahar Ltd.

Mutual Funds
Poalim Mutual Funds Ltd.
Lahak - Mutual Funds Management Ltd.

Financial Companies
Isracard Ltd.
Europay (Eurocard) Israel Ltd.
Aminit Ltd.
Poalim American Express Ltd.
Sure-Ha International Ltd.

Non-Financial Companies
Clal Insurance Enterprises Holdings Ltd.
Industrial Building Corporation Ltd.
Amot Investments Ltd.
Sheraton Moriah (Israel) Ltd.



Group Profile



Bank Hapoalim is Israel's leading financial group and largest bank. The Bank's already significant presence in international financial centers is now being expanded according to a clearly focused strategy.

In Israel, the Bank Hapoalim Group has 318 full-service branches, many of which have Private Banking Desks; eight regional business centers, and special service industry desks for major corporate customers. The full service branches focus on households, professionals, small businesses and mortgage banking. Regional business centers serve middle-market companies. In the Bank's Head Office, expert teams specializing in specific industries meet the needs of large corporate customers. In both retail and business banking, the web is accounting for a growing share of transactions, enquiries and information sources.

Overseas, Bank Hapoalim operates through 41 branches, subsidiaries and representative offices, in North and Latin America, Europe and Australia. In these markets, the Bank is currently engaged in trade, corporate financing and private banking. The Bank is now exploring opportunities for entering other regions and markets.

In Israel, the Bank Hapoalim Group includes 9 commercial banking subsidiaries, as well as financial companies involved in investment banking, credit cards, mutual and provident funds, trust services and portfolio management. The Group also has holdings in non-banking sectors, such as insurance, high-tech, tourism, real estate and other economic areas. Changes in regulations may soon affect the activity channels of Israel's banking groups.

Consolidated Financial Highlights	2004*	2003**	2004	2003
	(NIS millions)		(US$ millions)***	
Total Assets	**262,042**	258,855	**60,827**	60,087
Net Profit	**2,107**	1,357	**489**	315
Total Loans	**184,303**	187,003	**42,782**	43,408
Total Deposits	**218,012**	216,778	**50,607**	50,320
Sharholders' Equity	**15,166**	14,256	**3,520**	3,309

* Cessation of the adjustment to December 2003 CPI.
** Amount adjusted for the effect of inflation based on the index for December 2003.
*** US dollar figures have been converted at the representative exchange rate prevailing on December 31, 2004, NIS 4.308 = US$1.00.

Board of Management

Zvi Ziv

President and Chief Executive Officer of the Bank

Mr. Ziv has been with the Bank since 1974, fulfilling senior executive positions in Corporate Credit, as well as Head of Credit for Regional Management in London, and General Manager of Bank Hapoalim (Switzerland). Most recently, he was Head of Retail Banking until his appointment to CEO.

Mr. Ziv has a BA in Economics and MBA from Tel Aviv University.

Shy Talmon

Deputy CEO and Head of Corporate Banking

Mr.Talmon joined Bank Hapoalim in 2000, after a prestigious career in the Ministry of Finance, where he was Accountant General for the Government of Israel. He began his career in the Budget Division of the Ministry rising to Deputy Head of the Budget Division.

Mr. Talmon has a BA in Economics & Business Administration as well as an MBA from the Hebrew University of Jerusalem.

Isaac M. Behar

Head of Comptrolling and Chief Financial Officer

Mr. Behar joined Bank Hapoalim in 1980, and its Board of Management in his present position in 1989.

Mr. Behar is a Certified Public Accountant and has a BA in Economics from the Hebrew University of Jerusalem.

Shlomo Braun

Head of Human Resources and Logistics

Mr. Braun has been with Bank Hapoalim since 1978, managing several domestic branches, rising to Tel Aviv Regional Manager- Retail Banking. From 1997-2002 he was General Manager- New York branches and then Corporate Division Manager in Israel until his appointment to the Board of Management in 2003. Mr. Braun has a BA In Economics & Business Administration from Bar-Ilan University and MBA from Tel Aviv University.

Abraham Harel

Head of Finance and Information Systems Management

Mr. Harel joined the Bank Hapoalim Group as an economist in 1980. He rose steadily, serving as Head of the Securities and Deposits Division. He joined the Board In 1996 to establish Management Information Systems.; and afterwards served as Head of Human Resources and Logistics. Prior to joining the Bank, Mr. Harel taught Economics at Tel Aviv University.

He holds a BA in Economics and Statistics and MA in Economics (Summa Cum Laude) from Tel Aviv University

Zion Keinan

Head of Retail Banking

Mr. Keinan joined Bank Hapoalim's Professional Training Center in 1979 as Chief Instructor, rising to head the school. In 1998 he was appointed Southern Regional Manager. Since, he has managed a number of key divisions in Retail, Human Resources and Logistics. In late 2001 he was appointed to the Board as Head of Human Resources and Logistics until his present position, which he holds since 2003.

Mr. Keinan has a BA from the Open University and an MA in Organizational Development from Tel Aviv University.

Orit Lerer

Chief Internal Auditor

Ms. Lerer joined Bank Hapoalim in 1977 as a Senior Investment Advisor and has held various senior positions in the Securities Division. Between 1985-1993 she managed the Economic Unit for the Chief Legal Advisor. From 1993 she managed the Loan Collection & Control Division and was appointed to the Board in February 2004. Ms. Lerer has a BA in Economics from Tel Aviv University.

David Luzon

Head of Information Technology and Operations

Mr. Luzon has 35 years of experience working in different technologies, and held various positions, including developing and managing computer centers. He joined the Bank Hapoalim Group in 1998 as Head of Information SysteMs. at Isracard and was appointed to his current position in 2000. He has a BSc. in Mathematics and Computer Science from Bar Ilan University.

Ilan Mazur

Chief Legal Advisor to the Bank

Mr. Mazur joined Bank Hapoalim in 1981. From 1995 he served as General Counsel to the Corporate Area. Prior to that he was General Counsel for the International Activity. He was appointed to his current position in 2003. Before joining the Bank, he worked in private law firms.

Mr. Mazur has a degree in Law (Cum Laude) from the Hebrew University of Jerusalem. He is a member of the Israeli Bar Association.

Hanna Pri-Zan

Head of Holdings in Banking Subsidiaries

Ms. Pri-Zan joined Bank Hapoalim in 1972 as an Investment Advisor, rising to various senior positions culminating as Head of the Securities and Financial Assets Division. Until her appointment to the Board in February 2004, she was an active member of the Board of Directors and Head of the Trading Committee of the Tel Aviv Stock Exchange.

Ms. Pri-Zan has a BA in Economics and Statistics from the Hebrew University of Jerusalem.

Yacov Rozen

Head of Client Asset Management

Mr. Rozen joined the Bank Hapoalim Group in 1995, following a career at Gmul Investment Company, to serve as Managing Director of the Bank's subsidiaries responsible for Portfolio Management and Mutual Funds. Prior to his current position on the Board, he was based in New York heading the International Private Banking and was Chairman of the Board of the Bank's subsidiaries in Switzerland, Luxembourg, Uruguay and Cayman. Mr. Rozen has a BA in Economics from Tel Aviv University.

Yosef Yarom

Head of Risk Management

Mr. Yarom has been with Bank Hapoalim since 1972, holding various senior executive positions. For ten years he served as Chief Internal Auditor. Prior to that, he served as Managing Director of Israel Continental Bank; and Head of the International Division. He is a graduate of the University of Cordoba, Argentina with a Master's degree In Law. He is a member of the Israeli Bar Association.

Secretary of the Bank

Yoram Weissbrem

Spokesperson of the Bank

Ofra Preuss

Auditors of the Bank

Haft & Ziv,

Certified Public Accountants (Isr.)

Somekh Chaikin,

Certified Public accountants (Isr.)

Board of Directors


Shlomo Nehama
Chairman of the Board of
Directors of the Bank
Gideon Chitayat
Dan Dankner
Joseph Dauber
Ido Joseph Dissentshik
Irit Izakson
Moshe Koren
Israel Makov
Jay Pomrenze
Haim Samet
Scott Shay
Imri Tov
Shareholders of the Bank
Arison Holdings 16.49%
Dankner Group 7.04%
Abramson Group 2.04%
Hyperion Partners 2.24%
Shusterman Group 1.77%
Michael Steinhardt 1.77%
Public 68.65%



Letter from the Chairman

Dear Shareholder,

On behalf of the Board of Directors, I am pleased to present Bank Hapoalim's 2004 Annual Report. The year 2004 has been marked by significant achievements, including the designing of the Bank's strategic plan for the coming years. The plan, which has been approved by the Board of Directors, is meant to improve profitability and return on equity and stabilize them at a higher level, over time. The Bank's vision has been translated into a work plan, under which the Bank will act to channel a larger part of its operations to foreign markets, to take advantage of business opportunities arising from the process of globalization, and to become a global player in the major financial markets.

The increased number of the Bank's shareholders and higher rate of holdings reflect investors' confidence in Bank Hapoalim's capability. Particularly notable are the holdings by institutional investors abroad.

The positive developments in the business climate in Israel enable us to begin 2005 with cautious optimism.

2004 Overview

In early 2004, we noted that this year would likely be a real turning point, with an increase expected in the Bank's return on equity. I am pleased to report that our achievements surpassed expectations. The results reflect, among other factors, the increasing contribution of international operations to the Bank's profitability.

- We expected a return on equity of 12% for the year. Actual return on equity amounted to 15.2%, reflecting an increase in profit from regular operations and in extraordinary profits (from the Signature IPO).

- Our dividend payout policy of a minimum of 50% of net profit was implemented each quarter, with a total amount of NIS 1,215 million ($282 million) paid. We achieved a dividend yield of 7.83%. This demonstrates our confidence in the long-term growth potential of the Bank.

- Notwithstanding the dividend policy, we strengthened our capital base, with the ratio of capital to risk weighted-assets rising from 10.4% to 11.0%.

- As 2005 approached, the Bank launched its first multi-year strategic plan. The overall objective of the plan is to achieve a future improvement in return on equity, which will put Bank Hapoalim on track to perform on a par with the leading banks in Europe. The plan emphasizes several main areas with the intention to enhance the Bank's profitability, including the expansion of international operations, a significant upgrade of the Bank's treasury activities, to be managed on a global basis, and an improvement in the quality of the Bank's credit portfolio. These components will play a key role in reducing dependence on fluctuations in the Israeli economy, while helping to establish the Bank as a viable participant in the global banking marketplace.

- In this framework, the Bank recently decided to realize its entire investment in Signature Bank, which is a success story in international standards, in order to focus on the core business in the plan.

- A new compensation model was introduced early this year, the first of its kind in the Israeli Banking market, linking annual bonuses directly to the Bank's performance. The new model strengthens the common interests of employees, management and shareholders, and includes option allotment to all of the Bank's permanent employees.

Community Ties

- As a leading financial institution in Israel, we see it as our duty to contribute to the society in which we operate and to play an active role in the community. This broad responsibility is an integral part of the vision of the bank. Consequently, with an aim to contribute to social welfare an extensive range of activities were undertaken.



- In 2004, the Bank launched the "Read and Succeed" project, aimed at improving the reading habits of Israeli children and youth. The Bank plans to invest NIS 10 million in this activity over the course of 2004-2005. [During 2004, the Bank contributed to the community a total of NIS 17 million ($4 million)].

- We are proud to announce that the Bank has received unexpected public recognition of its ongoing efforts by being included in the Maala Index of Social Responsibility recently launched by the Tel Aviv Stock Exchange. The index recognizes companies that maintain a clear balance between a policy of social responsibility and commercial success.

Social Responsibilty

- The Bank has also decided to adopt the Sullivan Principles of Social Responsibility, reflecting our belief that the application of these principles will achieve greater tolerance and better understanding among peoples, and advance the culture of peace. The Bank intends to apply these principles with integrity consistent, in our opinion, with our leading role in the business sector. We will develop and implement company policies, procedures, training, and internal reporting structures to ensure commitment to these principles throughout our organization. For additional information on the Sullivan Principles, please visit www.globalsullivanprinciples.org.

Towards 2005

- Encouraging signs in recent months have created a more favorable environment for the Israeli business sector: unemployment rates are gradually falling, inflation appears to have stabilized at low levels, and a revived peace process is providing greater political stability and hope to the citizens of the region. All of these are creating a more positive climate and will have major roles to play in the country's continued growth. These developments have led to increasing interest from abroad in investments in Israel.

These circumstances will impact the Bank's performance in 2005:

- Based on the expectations of continued economic growth in Israel and on the rate of inflation in line with the Government's policy, we are fine-tuning our plans to reach a return on equity of 14% in 2005.
- We plan to continue to distribute dividends to shareholders, each quarter, at a rate of no less than 50% of net profits.

- Bank Hapoalim's vision is to constantly improve and evolve the level of service to our customers, both at home and abroad, and to reinforce our position as the bank of choice within Israel by achieving a leading position in all of our chosen fields.

- With our focused strategy now in place, we expect significant achievements, also in international operations. In line with this process, the Board of Directors of the Bank has recently authorized the management of Bank Hapoalim Switzerland to acquire a Swiss bank specializing in private banking, in order to increase our presence and our competitive advantage in the area of global private banking.

In conclusion, I would like to express my thanks to all employees of the Bank for their hard work and dedication. Our success is only possible thanks to the considerable talent and expertise of our staff.

In addition, I would like to thank the members of the Board of Management, the members of the Board of Directors, and our shareholders, for their confidence and support.

S. Nehama

Shlomo Nehama
Chairman of the Board of Directors



President and Chief Executive Officer

Dear Shareholder,

Bank Hapoalim made considerable progress during 2004, both at home and abroad, and reinforced its position in the global banking market. The impressive increase in profitability during the year is testament to the progress achieved. The strategic plan that was adopted by the Bank should provide a platform to further develop the activities of the Bank Group.

2004 Performance

The Bank's achievements in 2004 reflect our broad range of activities and our focus on creating value for investors. Bank Hapoalim attained an increase in net profit and return on equity, beyond our initial expectations. Further increases have been delivered in net interest income and operating income, while the provision for doubtful debt has been reduced. The Bank has also benefited from gains on extraordinary items, particularly the successful offering of Signature Bank in New York. In light of the decision to realize the balance of our investment in Signature Bank and under the assumption that this will take place in 2005, considerable extraordinary capital gains should also be expected in 2005.

Net profit rose 55.3% to NIS 2,107 million ($489 million) for the year, as compared to NIS 1,357 million ($315 million) in 2003. Net return on equity amounted to 15.2% compared with 10.4% for the whole of 2003.

Here are some of the key drivers and highlights for the year:

- A strong return to profitability of the corporate sector, which contributed NIS 363 million ($84 million) to the net profit of the Bank, primarily due to the reduction in provision for doubtful debts as the condition of the Bank's corporate customers improved.

- Provision for doubtful debts stood at NIS 1,768 million ($410 million), compared to NIS 2,359 million ($548 million) in the previous year, a reduction of 25.1%. Meanwhile, some sectors have not yet been touched by the economic recovery and are still lagging in performance.

- The 39.9% rise in net profit from our international activities, from NIS 208 million ($48 million) to NIS 291 million ($68 million), reflects on the successful implementation of the Bank's strategy of international expansion. We have strengthened our position in the global private banking market relative to our competitors, and strive to continue to do so.

- The emphasis placed on providing more value for our retail customers bore fruit. As the Israeli economy recovers, the private banking segment has delivered a 14.4% increase in income, mostly due to the increased capital market and credit card activities.

- In January 2005, Web Awards named our website the best in Israel. The Bank 's state of the art site helped us become the leader in Israel in online banking transactions, so that some 50% of all banking transactions performed over the Internet in Israel are handled by the Bank Hapoalim website.

- We received an extraordinary net income of NIS 297 million ($69 million) from the successful IPO of our New York subsidiary Signature Bank.

Along with the developments described, we are working to add value to the Bank in the following areas:

- Our consumer finance business plans to assist Israel's consumers to catch up with international standards of personal financial planning by offering competitive credit products that can facilitate large consumer expenditures over time.

- Using our core strength in IT infrastructure we should consider ways that may enable additional savings, such as streamlining back- office operations in the branches.

- The Bank is implementing budgetary discipline aimed at maintaining operating expenses.

Looking towards 2005 - Growth Strategy

The principles of our strategy are clear: to further reinforce Bank Hapoalim's position as the largest and most important financial institution in Israel, while creating a position of an advanced international bank comparable in performance to the leading banks in Europe. The ultimate objective of the multi-year strategic plan is to increase return on equity, while in the short term, the approved business plan for 2005 aims to achieve a return of 14% on equity for the year.



- A key goal of the strategic plan is the focused expansion of the Bank's international operations, from about 15% of total activities at present to about 30% in the future, while striving for the Bank to meet an international standard of excellence in service to its clients, so that the Bank will maintain its leading position in Israel. The plan expects further expansion of the Bank's operations locally and globally. This expansion of activity is also dependent, naturally, on the continued development and growth of the Israeli economy, a stable rate of inflation as planned by the Government, and the continued overall positive trend in international economies.

  The enhancement of the Bank's global treasury activities which should be deployed progressively starting in 2005, is expected to gradually shift the composition of the Bank's activities towards activities that are customary in leading banks in the world.

- It is important to emphasize that, the business plan for 2005, and consequently the above-mentioned return on equity goal as well, do not take into account the possible effect on the Bank's earnings of the implementation of the recommendations of the "Bachar Committee", since at this time, we do not know yet what and to what extent the recommendations will be adopted into legislation. In any event, we will work to achieve the goals we have set for the coming years.

  The strategic plan presents a considerable challenge, which we will devote ourselves to fulfill, bringing added value to our shareholders and a higher level of service to our customers.



Zvi Ziv
President and Chief Executive Officer

Information for Shareholders



Listing Information

Bank Hapoalim's ordinary shares are listed on the Tel Aviv Stock Exchange and trade under the ticker symbol POLI.
Global depositary receipts (GDR) for Bank Hapoalim's ordinary shares are listed on the London Stock Exchange and trade under the ticker symbol BKHD. Each GDR represents five ordinary shares.

As of December 31, 2004, there were 1,254,527,509 ordinary shares outstanding.
As of December 31, 2004, there were 724,893 GDRs, representing approximately 3.6 million Bank Hapoalim ordinary shares.



14.256
13.546
12.836
12.126
11.416
— POLI IL
— POLI IL Volume (x1000)
19714
9857
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2004

The following table shows, for the years 2002 - 2004, the highest and lowest prices for Bank Hapoalim's ordinary shares and GDRs. The prices are the prices at the close of business on the Tel Aviv Stock Exchange and the London Stock Exchange.

	Tel Aviv		London	
	High	Low	High	Low
	(NIS)	(NIS)	(USD)	(USD)
2004	1457	1080	16.40	12.00
2003	1080	586	12.07	6.80
2002	996	679	9.45	7.10

Past share price performance should not be regarded as a guide to future performance.

Dividend Policy

Bank Hapoalim's dividend policy is to distribute at least one half of annual net profit to shareholders. The dividend distribution is subject to the provisions of the law, including limitations set out in the directives of the Supervisor of Banks.

In setting the dividend policy, the Bank's Board of Directors emphasized that no dividend will be distributed which will cause non-compliance by the Bank with the limitations of the Bank of Israel, regarding dividend distribution, or the minimum ratio of capital to risk assets, or a situation where the Bank will not have a positive financial capital, or where the Bank will not comply with the requirements of Section 23A of the Banking (Licensing) Law, 1981, setting out limitations on the ratio of capital which may be invested by a banking institution in non-banking entities.

Dividends paid over the last five years:

	Dividend per share NIS	Total Paid NIS millions
2004	0.97	1,215
2003	0.38	474
2002	0.15	191
2001	0.52	649
2000	0.88	1,098

International Credit Ratings

Bank Hapoalim is rated by the three major credit rating agencies: Moody's, Standard and Poors and Fitch. The long-term rating assigned to Bank Hapoalim by each of the agencies is equal to the sovereign rating for the state of Israel and is the highest rating available to any Israeli corporation.

	Rating
Moody's	
Long-Term Deposits	A2
Short-Term Deposits	P-1
Standard & Poor's	
Long-Term	BBB+
Short-Term	A2
Fitch	
Long-Term	BBB+
Short-Term	F2

Shareholders Structure:

As of March 1, 2005

Arison Holdings	16.49%
Dankner Group	7.04%
Abramson Group	2.04%
Hyperion Partners	2.24%
Shusterman Group	1.77%
Michael Steinhardt	1.77%
Public	68.65%

Institutional Investors Information

For additional copies of this report, other investor materials or questions:
Visit our website at: www.bankhapoalim .com

Or contact us at:
Bank Hapoalim
Investor Relations Department
Yehuda Halevy 63, Tel Aviv
Tel. 972-3-5673440
Fax. 972-3-5673470

Global Private Banking Targets New Markets

The Bank's global private banking units reported excellent results in 2004, confirming the potential identified in this sector.

The Bank's fully owned subsidiary, Bank Hapoalim (Switzerland) Ltd., recorded an exceptional year in its global private banking and portfolio management activities. Drawing on its own considerable resources, it is in the process of acquiring Bank of New York-Inter Maritime Bank, which is headquartered in Geneva and specializes in private banking. Providing wealth management services to clients in the Far East, Europe, Latin America and Turkey, it thereby opens new markets to the Bank, and expands its presence.

In 2004, we initiated the consolidation of US private banking in the Miami office, and will complete the process in 2005. Miami is to be the center for all US global private banking. The restructuring will further upgrade service levels. For customers' convenience, the New York office will continue to act as a personal interaction point for high net worth individuals.

Poalim Asset Management (PAM), a wholly owned subsidiary headquartered in London, expanded its offerings in 2004. Specializing in a dynamic, open architecture private banking approach, PAM draws on the products and services of the world's leading investment groups. Its strategic alliance with the Russell Investment Group provides core investment products based on Russell's renowned multi-manager approach and over 30 years of experience.

PAM has also formed partnerships with several specialist product providers, including Permal and John W. Henry. PAM's full spectrum of financial products includes global, country and hedge funds as well as structured products.

The Bank's global private banking strategy calls for continued organic growth, and the exploration of additional acquisitions in relevant markets.



Strengthening Investor Relationships
Over half of the Bank's shareholders are now overseas investors. The Bank makes a concerted effort to ensure that they benefit from a level of transparency that enhances confidence. Through personal visits, interaction with management, and electronic and printed information, the Bank significantly increased its exposure to international institutional investors in 2004.

Bank Hapoalim is the only Israeli bank to have its shares traded overseas.


The Bank's global private banking units reported excellent results in 2004

Retail: Measurable Growth Drive

The Bank is fine-tuning its data warehousing and data mining capabilities

The goal is to concentrate most, or optimally all, of each current customer's banking activities at Bank Hapoalim

A continuing efficiency program is freeing branch staff for more proactive selling

Bank Hapoalim's Internet site records some 3 million entries a month



Bank Hapoalim's retail activities have been undergoing steady yet significant changes in recent years while continuing to be the flagship of the Bank's revenues and profits. Management has now set itself the ambitious goal of further optimizing Return on Investment in this sector through a clearly defined strategy supported by further integration of advanced technology.

The Bank maintains its emphasis on segmentation and personalization by fine-tuning its data warehousing and data mining capabilities.The extract of valuable information from these sources enables the Bank to structure financial solutions that focus on the retail and small business customer's specific life and work environment.

Clear financial thresholds have been delineated for the coming three years. They call for increasing profit from the retail sector by accelerating four financial drivers:

Making the Most of Potential

The Bank's significant current customer base will be leveraged through timely offering of special credit products and saving incentives to current customers. The aim is to concentrate most, or optimally all, of each current customer's banking activities at Bank Hapoalim.

Furthermore, as a basis for broadening banking activities, every customer is being invited to choose from among a number of "fee packages" which offer fixed monthly fees based on the level and complexity of their activities.

The Platinum Club, initiated for private banking clients with over $1million in assets, is dedicated to delivering innovation in a highly personalized relationship. In addition to offering tailored world-class financial services, it is creating an exclusive cultural and social ambiance for high net worth customers. Special events, with the participation of senior management, cater to the life style of these clients.



The merger of Bank Mishkan, the Group's mortgage bank, with Bank Hapoalim branches, is a promising platform for cross selling. Customers seeking mortgages are frequently in need of other credit lines as they set up a new home. They can, in many instances, be attracted to plan their investment future as well.

Furthermore, regulatory reforms are opening up the insurance market to Israel's banking system, creating a new venue of opportunity where the Bank's financial stability and experience will be appreciated.

Reaching Out to New Customers

As Israel's economy, in tandem with the global economy, emerges into a healthier climate, the Bank is targeting select market segments for new customers.

Some 20 percent of Israel's population is now comprised of immigrants from Russia and its former satellite states. This segment, which is successfully integrating into the economy, welcomes products, services and staff that have an affinity for their culture. The Bank has consistently addressed this market, and will now intensify its efforts to strengthen its presence.

The religiously observant "Orthodox" is another valuable segment of Israel's heterogeneous population that is open to affinity banking as well. The Bank will intensify its efforts to meet its special needs.

Building Loyalty

As the largest Bank in Israel in the retail sector, the Bank is determined to maintain its share through personalized loyalty-building measures. The Bank's goal is to strengthen the current customer's conviction that their choice of Bank Hapoalim is as valid for the long-term as for the immediate future.

Proactive Marketing

This drive, which demands motivation, time and marketing skills, is in turn being facilitated by a continuing efficiency program that is freeing branch staff for more proactive selling.

The Bank plans to forge ahead with programs to centralize branch back office activities, and to attract customers to expand and intensify direct banking transactions. This will help to promote a "cash-free" banking environment.

The technological integration of a multi-stage Customer Relationship Management is concurrently being reinforced through intensive customer service training under a Customer Services Manager.

The Bank is intent on maintaining its leadership in Israel through professionalism, range of offerings, and the highest level of service.

E-Banking Accelerates

The Bank's multi-channel strategy is expressed in the most advanced web site in Israel, a sophisticated 24-hour call center, and a growing number of self-service centers and equipment.

Bank Hapoalim's Internet transaction and information site continues to lead the Israel market, with some 3 million entries a month, and over 700,000 accounts. In 2004 a variety of transaction and service capabilities were added.

The year also recorded the first dedicated web site in Israel for business banking. Welcoming it warmly, thousands of clients began to use the site for their routine activities. A new site in English for overseas banks and institutions also made its debut, as did sites for the Bank's rapidly growing Global Private Banking clients who prefer English, Spanish or Russian language information.

Bank Hapoalim's e-banking was highly commended for Best Corporate Banking Initiative in a competition organized by the prestigious international magazine, Banking Technology. It was also recently designated as the best Israeli site.

Setting the Corporate Course


An upturn in the
economy improves
corporate
performance

Innovative Moves in the US

In the US, a series of new initiatives are planned for activities in corporate America, trading and treasury. Out-of-the-box thinking, on a par with leading banks, backed by an expanded staff, will broaden and deepen involvement in areas expected to be buoyed by the economic recovery.

Over 80 percent of the Bank's US corporate portfolio is comprised of investment grade companies, and this trend will be strengthened. In this market, the Bank is known for its specialization in structured finance, credit derivatives, backup lines for public offering of commercial papers and leasing deals. Its focus is on Fortune 1000 companies that have a sound rating by the leading financial rating institutions.

Signature Bank, a subsidiary of Bank Hapoalim, operating in New York for investors seeking personalized, experienced private banking, is steadily increasing profits. Furthermore, it recorded a second successful public offering, and is the only Israel-owned bank to be traded on the NASDAQ in New York.





Promising Directions in Israel
Corporate banking in Israel reflected the upturn in the economy and a more selective credit policy.

As the financier of major infrastructure projects, the Bank is now marketing selective debts to institutional investors, and in 2004 sold a substantial portion of the debts related to the Cross-Israel BOT project. On the horizon in Israel are a number of new infrastructure projects in transportation and desalination.

The Bank's business development strategy is being designed to closely reflect Basel II requirements while adhering to the requirements of the Bank of Israel.

The Bank continues to be a leader in trade finance, with notable deals recorded in 2004 regarding trade with Russia, Mexico and international telecommunications companies.

The Bank's strategy calls for best practices in risk management

Focus on Risk Management
As it moves vigorously forward to expand its international presence, the Bank's strategy calls for best practices in risk management. This entails adherence to Basel II standards as adopted by the world's leading banks. The Bank of Israel has issued an initial draft of credit risk management adhering to Basel II guidelines, and has established a forum comprised of bank industry leaders and regulators.

In a strategic move aimed at accelerating Basel II compliance, the Bank has organized existing risk management activities into a newly established Risk Management Division reporting directly to the highest levels of management. These activities include compliance, anti-money laundering, credit review and credit risks management, operational risks, and market and liquidity risks. Furthermore, credit risk management models are being enhanced and developed for rating, and an operational risk management unit has been established.

A Comprehensive Technology Backbone

Global private banking operations benefit from standardized accounting and reporting in several languages

An advanced IT infrastructure for ranking and credit monitoring will support Basel II compliance

A dedicated management portal will support reporting, monitoring and decision-making

Bank Hapoalim's current technology drive reflects the alignment with the financial and performance goals of the multi-year strategic plan, and demonstrates the Bank's commitment to investment in the most advanced IT systems and infrastructure.

In 2004 the Bank continued to develop Its Internet web site and enhanced its functionality and performance. It currently incorporates sophisticated features such as authorized endorsers management and presentation over the web of processed checks images. An estimated 25 percent of the bank's transactions that are viable through the Internet are actually performed over the web by the Bank's retail and business customers.

In recognition of the outstanding quality of the Bank's Internet banking systems, the Bank received in 2004 highly acclaimed awards from international and Israeli organizations.

The integrated management of the Bank's call center sites, which combines advanced queue management, voice recognition for securities information, and intelligent call routing, further benefited our Direct Banking customers and improved the usability and functionality of these services.





Amsterdam
Taipei
Manila
Taipei
Taipei
Taipei
Manila
Taipei
台北
馬尼拉
台北
台北
台北
馬尼拉
台北

The integration of mortgage banking business Into the Bank's nationwide branches was enabled by extensive IT support. An advisory system for security consultants was developed for the branch delivery system, as were new web-based applications. A steady stream of new banking products was introduced, with IT support that ensures a knowledgeable, and timely service. An E-learning system already operating successfully in a number of branches is scheduled for expansion to support the assimilation of new systems in all the branches.



The Bank's global private banking operations benefit from a newly introduced standardized accounting and report capability in several languages.

Among the new features recently implemented for corporate IT are an automated foreign currency loan and a Construction Finance Management System.

The management of the Bank views the implementation of the international standards proposed by the Basel II document as an important goal for the coming years.

The Bank is currently planning the architecture of the IT infrastructure designed to support credit and operational risk analysis compliant with Basel II.

The Bank's multi-stage implementation of ERP and CRM programs is moving forward and it is the Bank's intention and plan to modernize its operational, logistics and human resources support systems by implementing a state of the art leading software package.

These ambitious IT efforts will improve transparency, reporting and decision-support for management. A management portal will serve executives in providing essential management information to further enhance strategic planning and tactical monitoring capabilities.

Bank Hapoalim Worldwide



Israel

The Bank is a recognized leader in Israel's capital markets.

In Israel, Bank Hapoalim has 318 full-service branches organized into customer lines; business centers for the mid-market; and industry desks for large corporate clients.

A trade room, now part of a global trading network, offers advanced services. A Global Private Banking Center provides personalized service and portfolio management.

United States

In the US, Bank Hapoalim finances Fortune 1000 companies through offices in New York and Chicago. Corporate activities are being expanded through innovative, specialized financing. The Bank operates an advanced trade room in New York.

A Miami branch is licensed to provide private banking services to North and Latin American clients.

United Kingdom

Bank Hapoalim branches in the West End of London and in Manchester offer a range of corporate and private banking services, and are reaching out following a defined growth plan. The London branch operates a trade room and private banking services. The London branch is being expanded to serve as a global financial center, reflecting its strategic location and capabilities.

Switzerland

Bank Hapoalim (Switzerland) Ltd., is a wholly owned subsidiary with headquarters in Zurich, and branches in Zurich, Geneva and Luxembourg and a representative office in Tel Aviv.

The Swiss bank is engaged primarily in private banking services, including global portfolio management. Its activities in private banking will be expanded through the acquisition of a bank specializing in this segment, which has a presence in new markets for the bank.

Luxembourg

Bank Hapoalim (Switzerland) Ltd. maintains a branch in Luxembourg for private banking. In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim Luxembourg, engaged mainly in syndications.

Uruguay

Focused on private banking, Hapoalim (Latin America) S.A. is a wholly owned subsidiary in Montevideo, and has a branch in Punta del Este.





Representative Offices

Bank Hapoalim has representative offices in major financial centers worldwide. They serve as liaisons for a variety of trade services, and in select markets to Global Private Banking of the highest professional level. Representative offices play a key role in the bank's commitment for convenient access to professional services and staff.

Main Locations of Representative Offices

- Toronto
- Montreal
- Paris
- Frankfurt
- Budapest
- Sydney
- Mexico City
- Panama City
- Buenos Aires
- Caracas
- Santiago
- Sao Paulo
- Rio de Janeiro
- Porto Alegre

Consolidated Financial Data

Consolidated balance Sheet

as at December 31, 2004

	Dec. 31 2004 US$ Millions	Dec. 31 2004 NIS Millions Reported amounts*	Dec. 31 2003 NIS Millions Adjusted amounts**
Assets			
Cash on hand and deposits with banks	**7,205**	**31,041**	30,693
Securities	**8,340**	**35,929**	29,199
Credit to the public	**42,373**	**182,542**	184,087
Credit to governments	**409**	**1,761**	2,916
Investments in equity-basis investees	**183**	**789**	785
Buildings and equipment	**845**	**3,642**	3,554
Other assets	**1472**	**6,338**	7,621
Total assets	**60,827**	**262,042**	258,855
Liabilities & Shareholders' Equity			
Deposits from the public	**47,973**	**206,666**	204,207
Deposits from banks	**1,695**	**7,301**	7,692
Deposits from the government	**939**	**4,045**	4,879
Debentures and subordinated notes	**4,237**	**18,251**	17,765
Other liabilities	**2,207**	**9,510**	9,555
Total liabilities	**57,051**	**245,773**	244,098
Minority interests	**256**	**1,103**	501
Shareholders' equity	**3,520**	**15,166**	14,256
Total liabilities and shareholders' equity	**60,827**	**262,042**	258,855

Statement of Change in Shareholders' Equity

for the year ended December 31, 2004

Reported amounts*

	Total Shareholders' Equity US$ Millions****	Total Shareholders' Equity NIS Millions****
Balance as at January 1, 2004	**3,308**	**14,256**
Net profit for 2004	**489**	**2,107**
Options realized into shares	**14**	**60**
Adjustments in respect of presentation of available for sale securities at fair value	**(21)**	**(91)**
The tax influence in regards to the above securities	**9**	**38**
Dividend paid	**(282)**	**(1,215)**
Benefit inherent in allotment of share options to employees	**3**	**12**
Translation adjustments*****		**(1)**
Balance as at December 31, 2004******(3)	**3,520**	**15,166**

Consolidated Statement of Profit and Loss

for the year ended December 31, 2004

	Dec. 31 2004 US$ Millions	Dec. 31 2004 NIS Millions Reported amounts*	Dec. 31 2003 NIS Millions Reported amounts*
Profit from financing activities before provision for doubtful debts	**1,641**	**7,071**	6,715
Provision for doubtful debts	**410**	**1,768**	2,359
Profit from financing activities after provision for doubtful debts	**1,231**	**5,303**	4,356
Operating and other income	**978**	**4,215**	3,665
Operating and other expenses	**1,481**	**6,378**	5,959
Operating profit before taxes on reported amounts	**728**	**3,140**	2,062
Adjustments and erosions***			128
Operating profit before taxes	**728**	**3,140**	**2,190
Provision for taxes on operating profit	**315**	**1,361**	**861
Operating profit after taxes	**413**	**1,779**	**1,329
Bank's equity in net after tax operating profits of equity-basis investees	**23**	**101**	**63
Minority interests in net after tax operating profits of subsidiary companies	**(12)**	**(52)**	**(48)
Net operating profit	**424**	**1,828**	**1,344
Net profit from extraordinary transactions, after taxes	**65**	**279**	**38
Cumulative effect of change in accounting method			**(25)
Net profit	**489**	**2,107**	**1,357

		Reported amounts*	Adjusted amounts**
Profit per Share			
Net operating profit	**0.34**	**1.45**	1.08
Profit (loss) from extraordinary transactions after taxes	**0.05**	**0.22**	0.03
Profit per share before cumulative effect	**0.39**	**1.67**	1.11
Cumulative effect of change in accounting method			(0.02)
Total	**0.39**	**1.67**	1.09

* For the year 2004 - cessation of the adjustment to December 2003 CPI. For the year 2003 - cessation of the adjustment to December 2002 CPI.

** Amounts adjusted for the effect of inflation based on the index for December 2003.

*** Adjustments and erosions of income and expenses which are included in operating profit before taxes on reported amounts to the effect of inflation to December 2003 CPI.

**** Surplus as at December 31,2004 includes : Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 106 Million; US$ 25 Million (December 31,2003: NIS 159 Million; US$ 37 Million; December 31,2002 (150) Million; US$ (35) Million). Surplus as at 31.12.04 includes differences from translation of financial statements of autonomous units amounting to NIS 1 Million; US$ 0.2 Million.

***** Adjustments for translation of financial statements of autonomous units held by affiliated companies.

****** Includes an amount of NIS 2,847 million; US$ 661 million that can't be distrributed as a dividend.

Note:

1. All figures in the above statements are in new Israeli shekels (NIS), adjusted for inflation on the basis of the Consumer Price Index (CPI) for December 2004.
2. The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on December 31,2004 NIS 4.308=US$ 1.00.
3. The surplus includes a dividend in the amount of NIS 339 million; US$ 79 million that was declared after December 31, 2004.



Annual Report · 2004

Contents

All of the data for the Bank alone together with the data on a consolidated basis are presented on the Bank's website at **www.bankhapoalim.co.il**.
A booklet containing these data will be sent by mail upon request.

At the meeting of the Board of Directors held on March 21, 2005, it was resolved to approve and publish the consolidated financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the year ending December 31, 2004.

The following are details of the principal changes and developments that occurred in 2004:



12%
8%
4%
0%
-4%
00
01
02
03
04

Rate of Real Annual Change in GDP and Business Sector GDP
Each year compared with previous year
GDP
Business sector GDP



6%
4%
2%
0%
-2%
00*
01
02
03
04

Rate of Change in CPI
* Inflation in 2000 was 0%

Economic and Financial Developments

The positive trend that emerged in the economy beginning in the second half of 2003 continued in 2004 as well. The economy made the transition from recession in 2001-2003 to a 4.3% GDP growth rate in 2004, or 2.5% per capita. Growth was mainly export-led, influenced by the expansion of world trade, renewed investments in technology worldwide, and increasing demand in developing countries, particularly in Asia. Additionally, the improvement in security continued - terrorist activities lessened and consumer confidence indices showed considerable improvement. 2005 opened with more good news from the diplomatic arena. The summit meeting of the region's leaders at Sharm al-Sheikh breathed new life into the peace process, and resumed normalization of relations with Egypt and Jordan is in view. These developments had a positive effect on the financial markets in 2004, as well as in the beginning of 2005.

As noted, growth was export-led; however, the ongoing improvement in security led to a sharp 5.2% increase in private consumption, despite the fact that the unemployment rate remained relatively high and wage growth remained moderate. Conversely, the restraining fiscal policy continued, and public consumption decreased for the second consecutive year. Following three years of declines in investments in machinery, equipment, and vehicles increased over the last year. These data indicate positive assessments of the development of activities in the business sector. It should be noted that in the construction industry, both residential and non-residential, the decline in activity persisted.

The unemployment rate fell to 10.2% in the third quarter of the year, compared to 11% in the corresponding quarter in 2003. Most of the increase in employment was in part-time jobholders. A notable positive development in the job market is the increase in the rate of workforce participation to 55%, as a result of the economic policy of imposing stricter criteria for receiving unemployment benefits and assured income, and deporting illegal foreign workers.



	2004	2003	Change
Consumer Price Index - November ("known")	**100.5**	99.6	0.9%
Rate of exchange of U.S. dollar (NIS per 1$)*	**4.308**	4.379	(1.6%)
Rate of exchange of Euro (NIS per €1)*	**5.8768**	5.5331	6.2%
Rate of exchange of Swiss Franc (NIS per 1SF)*	**3.8063**	3.5518	7.2%

* as of December 31.


0
-500
-1000
-1500
-2000
00
01
02
03
04
The Balance of Payments - Current Account Deficit ($ million)


8%
6%
4%
2%
0%
1.01
6.01
1.02
6.02
1.03
6.03
1.04
6.04
1.05
Bank of Israel Interest Rate
(percent)

The renewed growth greatly improved the fiscal situation. The budget deficit amounted to 3.9% of the GDP, despite considerable tax cuts. The balance of payments also continues to show strength - the current account is near breakeven, and there is a surplus of foreign currency assets over liabilities (in debt instruments). These data have raised confidence in the Israeli economy, and the shekel exchange rate showed relatively high stability. The shekel, like other major global currencies, appreciated against the dollar at a rate of 1.6%. The shekel depreciated against the Euro at a rate of 6.2%. Inflation remained low, influenced by surplus production capacity (a high unemployment rate), the appreciation of the shekel against the dollar, and cheap imports from the East. The inflation rate totaled 1.2% in 2004. The low inflationary environment allowed a sharp reduction in the Bank of Israel interest rate, from 5.2% in December 2003 to 3.9% in December 2004 and 3.5% in February 2005. The interest spread versus the United States dropped from 4.2 percentage points in December 2003 to 1 percentage point in February 2005.

2004 was characterized by a positive trend in almost all investment channels in the capital market, with the exception of dollar assets. The low inflation rate, the sharp decline in the Bank of Israel interest rate, and the improvement in the financial stability of the economy led to sizable yields in the bonds market. The index of CPI-linked fixed-interest bonds rose by 5.1%, and the index of non-linked bonds rose by 5.6%. The slope of the yield curves became steeper subsequent to the decrease in short-term interest rates, while the level of yields for long terms to maturity of 10 years remained almost unchanged relative to the end of 2003: 4.1% in linked bonds and 7.2% in non-linked bonds.

The reduction in the budget deficit and in raising capital by the Ministry of Finance greatly increased issues of corporate bonds; raising capital increased sharply in the stock market as well, influenced by the increase in prices. The sharp gains in the domestic market were influenced by the gains abroad and by the anticipation of political changes in the region. The Tel Aviv 100 index gained 19% during the year, and the index of all shares and convertibles rose by 17.6%. The increase in share prices was focused mainly in the last two months of the year, when the Tel Aviv 100 index gained 15.2%.

Activity of the Bank Group and Description of Business Developments

Bank Hapoalim B.M. (hereafter: the "Bank") was founded in 1921 by the central institutions of the Jewish Settlement (the Yishuv) at the time, the Zionist Histadrut and the Histadrut - General Federation of Hebrew Workers in Eretz Yisrael, and incorporated as a limited company under the Companies Ordinance. The Bank is a "banking corporation" and holds a "bank" license under the directives of the Banking (Licensing) Law, 5741-1981. Over the 83 years of its existence, the Bank has developed a network of branches and an extensive array of commercial banking activities, in all areas of banking, providing a broad range of banking and financial services to its customers. According to the reports published on September 30, 2004, the Bank Group is the largest in the Israeli banking industry, by volume of credit, volume of deposits by the public, volume of assets, and profitability: of the five largest banking corporations in the economy, the Bank Group had a 33.9% share of credit to the public, a 31.5% share of deposits from the public, a 33.7% share of shareholders' capital, a 35.4% share of profit from financing activities before provisions for doubtful debts, and a 39.5% share of net profits. In addition to its operations in Israel, the Group also operates abroad, on most of the world's continents, via branches, representative offices, and subsidiaries, as well as through relationships with over 2,500 correspondent banks worldwide. The Bank also has investments, primarily in the areas of insurance and real estate, through equity-basis investees.

The Bank is rated (A2) by the international rating agency Moody's, and (BBB+) by Fitch Ratings and by Standard & Poor's.
The long-term sovereign credit rating of the State of Israel is (A2) by Moody's, and (A-) by Fitch Ratings and Standard & Poor's.
In Israel, the Bank is rated (AA+) by Ma'alot - Israeli Securities Rating Co. Ltd.

Operations of the Bank Group in Israel

The Bank operates in all of the various areas of banking. The Bank's activities with most of its customers are handled by two Areas: the Corporate Area and the Retail Area. The Corporate Area provides service to most corporate customers. The Area conducts activities with large corporate clients through specialized sectors operating within its Head Office, while middle-market customers are handled through eight Business Centers located throughout Israel. The Retail Area serves customers including households, private banking clients, and small businesses; since 2004, following the merger of Bank Mishkan into the Bank, it handles mortgage activities as well. The Retail Area operates through 246 branches and business centers, which provide banking services to designated populations.
In addition, three banks operate within the Bank Group in Israel: Bank Otsar Hahayal Ltd., Bank Massad Ltd., and Bank Yahav for Government Employees Ltd.
On July 1, 2004, Continental Poalim Ltd. (previously Israel Continental Bank Ltd.) (hereafter: "Continental") sold the majority of its financial assets and liabilities to the Bank according to their fair value, and from that date ceased to operate as a bank. At the request of Continental, its banking license was canceled on October 10, 2004.
The Bank Group's operations in Israel other than banking activities are primarily conducted through subsidiaries, mainly in the following areas:
A. Charge card and credit card companies - Isracard Ltd., Europay (Eurocard) Israel Ltd., Poalim American Express Ltd., and Aminit Ltd. These companies operate in the area of means of payment, under a single managerial and operational roof - the "Isracard Group"; they issue, operate, and market credit cards within and outside the Bank Group, for use in Israel and abroad.
B. Mutual fund management companies - four mutual fund management companies operate within the Bank Group, two of which - Poalim Mutual Funds Ltd. and Lahak Mutual Funds Management Ltd. - are wholly owned by the Bank.
C. An investment portfolio management company - Peilim - Portfolio Management Company Ltd. operates within the Bank Group, managing investment portfolios for institutions and individuals.
D. A group of companies, "Poalim Capital Markets", operates within the Bank Group, providing a broad range of banking services for investments, for the initiation, establishment, and management of private investment funds, including venture capital funds, and for investments in capital funds and in knowledge- and technology-intensive companies.
E. Hapoalim Hanpakot Ltd., a wholly owned subsidiary of the Bank, engages in raising resources from the public by issuing bonds and subordinated notes and depositing them at the Bank.
F. Provident funds - provident funds operate within the Bank Group (funds for compensation and severance pay, central severance pay funds, sick funds, and advanced study funds). The subsidiary Gmulot Ltd. is engaged in consultancy for investments in provident funds.
G. Poalim Trust Services Ltd. - provides trust services.

Operations of the Bank Group Abroad

The Bank is working to expand its operations abroad, with the aim of increasing profitability and diversifying risk. This effort is expressed in all areas of international activity, including raising resources, development of Global Private Banking, participation in international transactions, increasing local activities of branches worldwide, and developing relationships with international banks (foreign banks with whom the Bank has contracted to carry out mutual activities will hereafter be referred to as "correspondent banks").

The Bank's operations abroad are focused on private banking and on the corporate sector. Activity with the corporate sector abroad includes providing credit to local and foreign borrowers, mainly through the acquisition of participation in credit organized by leading banks abroad; providing credit to borrowers with an affinity to Israel; and investments in bonds. As part of the Global Private Banking activity, the Bank provides its high net worth customers abroad advanced professional products and services, including investment products and global asset management.

The Bank's international operations encompass Europe, the United States, Canada, Latin America, and Australia, through branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The Bank maintains relationships with some 2,500 correspondent banks worldwide, through which a considerable part of international activities are conducted. The network of correspondent banks has expanded considerably in recent years, including Central and Eastern European countries, the CIS, Asia, and Latin America.

Subsidiaries abroad are part of the Bank's international operations, alongside those carried out via the Bank's branches abroad. Banking subsidiaries abroad are: Bank Hapoalim (Switzerland) Ltd., Signature Bank, which operates in New York state, Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., and Poalim (Latin America) S.A.

In England, Poalim Asset Management operates as a company offering sophisticated investment channels to high net worth investors, in part through deposits and plans which are instruments produced by the Bank Group itself, and in part through instruments produced by other suppliers.

The Bank has a wholly-owned subsidiary, Hapoalim International NV, incorporated in the Dutch Antilles, which is engaged in raising foreign currency resources for the Bank through the issuance of debt notes fully guaranteed by the Bank.

In January 2005, the Board of Directors of the Bank resolved to approve continued negotiations begun with the owners of the Bank of New-York Inter Maritime Bank, Geneva (hereafter: "Maritime"), a Swiss bank operating in Geneva, for the acquisition of full ownership of Maritime through Bank Hapoalim (Switzerland) Ltd., with the aim of successfully concluding the negotiations.

Bank Hapoalim Group

Chart of Main Holdings[(1)] - December 31, 2004



Bank Hapoalim B.M.
Banks in Israel
Banks Abroad
Financial Services
Equity-Basis Investee Companies
Bank Otsar Hahayal
68.0%
Bank Yahav
50.1%
Bank Massad
51%
Signature Bank
59.6%
Bank Hapoalim (Switzerland)
100%
Bank Hapoalim (Luxembourg)
100%
Bank Hapoalim (Cayman)
100%
Bank Hapoalim (Latin America)
100%
Isracard
100%
Poalim American Express
100%
Europay (Eurocard) Israel
100%
Poalim Capital Markets
100%
Sure-Ha International
100%
Clal Insurance Enterprises Holdings
14.3%
Industrial Buildings
13.1%
Amot Investments
20.0%

(1) The chart includes companies whose operations are significant to the financial statements.

Forward-Looking Information

The information contained in this report, with regard to the description of the Bank's business, its financial status, and the results of its operations, may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements including expressions such as "we believe", "expected", "planned", "should", "estimate", "forecast", and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Control of the Bank

Controlling parties of the Bank at the date of publication of the financial statements are: Arison Holdings (1998) Ltd., Israel Salt Industries Ltd., Salt Industries Holdings of Shares (1998) Ltd., Maine Merchant Bank LLC, Madlen LLC, BH Israel LLC, BH Investment Associates LLC, BH Co - Investment Associates LLC, Hyperion BH Holdings LLC, Hyperion BH Holdings II LLC (all of the aforementioned controlling parties will hereafter be referred to jointly as the "Arison-Dankner Group").

Towards the date of publication of the financial statements, the Arison-Dankner Group held 31.3% of the issued and paid-up share capital (31.0% with full dilution).

Investments in the Bank's Capital and Transactions in its Shares

Within the plan for private allocation of option notes without employee contribution, non-tradable option notes realizable for ordinary shares of the Bank were allocated to senior employees. The balance of option notes not yet realized as at December 31, 2004, totals 6,189,992 option notes, each of which is convertible into one ordinary share of the Bank. From January 1, 2005, to near the date of publication of the financial statements, 2,395,664 option notes of the aforementioned balance were converted into shares.

The Bank's issued and paid-up share capital as at December 31, 2004 is NIS 1,254,527,509, divided into 1,254,527,509 ordinary shares of par value NIS 1 each. During 2004, 5,986,259 ordinary shares of par value NIS 1 were issued, in consideration for a total of approximately NIS 60 million, as a result of the exercise of non-tradable option notes given to senior employees of the Bank.

On March 30, 2004, the Board of Directors of the Bank approved plans to allocate 24 million non-tradable option notes without proceeds to permanent Bank employees, realizable into 24 million shares of Bank Hapoalim. The option notes will be allocated, without employee contribution, over six years, in portions of 4 million option notes each. An additional allocation of 1.2 million option notes, realizable into 1.2 million shares of the Bank, to Bank employees abroad and to Bank employees under personal contracts, was also approved.

Under the plan described above, the Bank granted the first two packets of option notes to its employees in August 2004 and February 2005. The balance of option notes near the date of publication of the financial statements totaled 7,973,152 option notes.

In September 2004, November 2004, and February 2005, companies that are part of the Arison-Dankner Group and/or are under the control of companies in this Group sold 165,698,236 shares of Bank Hapoalim in off-floor transactions, as detailed below:

On December 14, 2003, Salt Industries Holdings in Shares (1998) Ltd. sold 4,530,000 shares of the Bank, which constituted 0.4% of the issued capital of the Bank, in consideration for NIS 10.6 per share, at a total consideration of NIS 48 million.

On September 28, 2004, Arison Holdings (1998) Ltd. sold 28,200,000 shares of the Bank, which constituted 2.3% of the issued capital of the Bank, in consideration for NIS 12.5 per share, at a total consideration of NIS 353 million.

On September 28, 2004, Israel Salt Industries Ltd. sold 24,800,000 shares of the Bank, which constituted 2.0% of the issued capital of the Bank, in consideration for NIS 12.5 per share, at a total consideration of NIS 309 million.

On October 4, 2004, Hyperion BH Holdings LLC sold 3,500,000 shares of the Bank, which constituted 0.3% of the issued capital of the Bank, in consideration for NIS 12.5 per share, at a total consideration of NIS 44 million.

On October 4, 2004, Arison Holdings (1998) Ltd. bought 3,500,000 shares of the Bank, which constituted 0.3% of the issued capital of the Bank, in consideration for NIS 12.5 per share, at a total consideration of NIS 44 million.

On November 29, 2004, Whitecaps Investment Company LLC sold 28,805,652 shares of the Bank, which constituted 2.3% of the issued capital of the Bank, in consideration for NIS 12.4 per share, at a total consideration of NIS 357 million.

On November 29, 2004, Maine Merchant Bank LLC sold 700,000 shares of the Bank, which constituted 0.1% of the issued capital of the Bank, in consideration for NIS 12.4 per share, at a total consideration of NIS 9 million.

On November 29, 2004, BH Israel II LLC sold 19,920,335 shares of the Bank, which constituted 1.6% of the issued capital of the Bank, in consideration for NIS 12.4 per share, at a total consideration of NIS 247 million.

On November 29, 2004, BH Co - Investment Associates LLC sold 3,742,249 shares of the Bank, which constituted 0.3% of the issued capital of the Bank, in consideration for NIS 12.4 per share, at a total consideration of NIS 46 million.

On January 20, 2005, BH Co - Investment Associates LLC sold 115,000 shares of the Bank, which constituted 0.01% of the issued capital of the Bank, in consideration for NIS 15.3 per share, at a total consideration of NIS 2 million.

On January 23, 2005, BH Co - Investment Associates LLC sold 200,000 shares of the Bank, which constituted 0.02% of the issued capital of the Bank, in consideration for NIS 15.5 per share, at a total consideration of NIS 3 million.

On January 24, 2005, BH Co - Investment Associates LLC sold 185,000 shares of the Bank, which constituted 0.01% of the issued capital of the Bank, in consideration for NIS 15.9 per share, at a total consideration of NIS 3 million.

On February 17, 2005, Arison Holdings (1998) Ltd. sold 27,000,000 shares of the Bank, which constituted 2.1% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 433 million.

On February 17, 2005, Israel Salt Industries Ltd. sold 21,000,000 shares of the Bank, which constituted 1.7% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 337 million.

On February 17, 2005, Salt Industries Holdings in Shares (1998) Ltd. sold 2,500,000 shares of the Bank, which constituted 0.2% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 40 million.

On February 17, 2005, Hyperion BH Holdings LLC sold 4,500,000 shares of the Bank, which constituted 0.4% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 72 million.

During 2005, a portion of the subordinated notes in the amount of NIS 900 million, which constitute Tier 2 capital for the purpose of calculating the ratio of capital to risk factors, will cease to be considered as Tier 2 capital. In order to maintain the volume of Tier 2 capital, in February 2005 the Bank published a prospectus of Hapoalim Hanpakot Ltd., a wholly-owned subsidiary, for the issuance of subordinated notes. The prospectus includes a limit of NIS 1 billion, of which NIS 500 million were issued immediately, and the balance to be issued based on the Bank's needs, taking into consideration the change in risk components, capital, and market conditions required to comply with restrictions.

Dividends

The distribution of dividends by the Bank is subject to legal directives, including restrictions derived from Proper Conduct of Banking Business Directive No. 331, with regard to the distribution of dividends by a banking corporation. The Board of Directors of the Bank decided on a dividend policy whereby at least half of net profits would be distributed as dividends every quarter each year. However, no dividend will be distributed which would bring about one of the following: (1) the Bank could not comply with the Supervisor of Banks' restrictions with regard to dividend distribution (as specified in Proper Conduct of Banking Business Directive No. 331); or (2) the ratio of the Bank's capital to risk assets would drop below 9%; or (3) the non-financial assets of the Bank would exceed its equity capital; or (4) the Bank could not comply with the requirements of Section 23A of the Banking (Licensing) Law, 5741-1981 (the "Banking (Licensing) Law"), which stipulates a limit with regard to the percentage of capital which a banking corporation may invest in real corporations; or (5) the Bank's ratio of Tier 1 capital (excluding Hybrid Tier 1 capital) to risk assets would drop below 6%.

The permission granted by the Governor of the Bank of Israel to the Arison-Dankner Group to acquire the controlling interest in Bank Hapoalim states that no dividend shall be distributed from profits accrued at the Bank up until June 30, 1997 (the day prior to the acquisition of the controlling interest), unless the Supervisor of Banks has consented in advance and in writing.

The balance of surplus at the Bank on December 31, 2004, totaled NIS 7,497 million, of which an approximate amount of NIS 2,847 million cannot be distributed as dividends.

Following is a list of the dividends distributed by the Bank in the last two years (in nominal NIS millions, according to the dates of dividend distribution):

Date of payment	Dividend per share (in agorot)	Dividend paid in cash (in NIS millions)
Dec. 20, 2004	30	376
Sept. 23, 2004	29	363
June 22, 2004	21	263
April 29, 2004	17	213
Dec. 23, 2003	38	474

Proposed dividend: On March 21, 2005, the Bank's Board of Directors declared a dividend of NIS 339 million, representing 27% of issued share capital of the Bank, or 27 agorot per NIS 1 par value share. The Board of Directors further resolved to declare March 30, 2005, as the date of record, March 31, 2005, as the ex-date, and April 14, 2005, as the date of payment.



2000
1500
1000
500
0
16
12
8
4
0
00
01
02
03
04

Net Profit and Return on Equity

Net Profit (NIS million)

Return on equity (percent)

Profit and Profitability

The net profit of the Bank Hapoalim Group (hereinafter the "Group") totaled NIS 2,107 million compared with NIS 1,357 million in 2003, an increase of 55.3%

Net return on equity amounted to 15.2%, compared with 10.4% in 2003.

Set out below are details of the Bank Group's return on equity during the last five years:

2004	2003	2002	2001	2000
15.2%	10.4%	2.7%	7.6%	15.1%

The increase in the Group's net profit in 2004, compared with 2003, resulted mainly from the following factors:

1. An NIS 356 million increase in profit from financing activities before provision for doubtful debts.
2. An NIS 591 million decrease in provision for doubtful debts.
3. An NIS 550 million increase in operating and other income.
4. An NIS 241 million increase in net profit from extraordinary transactions after taxes.

However, the following factors had the effect of reducing net profit:

1. An NIS 419 million increase in operating and other expenses.
2. An NIS 500 million increase in the provision for taxes on operating profit.

Cessation of adjustment of financial reports:

Israel Accounting Standards Board Standard No. 12 regarding the cessation of adjustment of financial statements applies to financial statements for periods beginning January 1, 2004. In accordance with this Standard, adjustment of the financial statements for inflation has been ceased as of January 1, 2004.

The Bank presented statements adjusted for inflation up until the date of the transition, in accordance with opinion 36 of the Institute of Certified Public Accountants in Israel.

In accordance with the directives of the Supervisor of Banks, data concerning operating income and expenses before taxes for previous reporting periods are presented in reported amounts. Erosion and adjustments of these data for the effects of inflation according to the December 2003 CPI totaled NIS 128 million in 2003.

For details concerning the change, see Note 2 to the Financial Statements.

Developments in Income and Expenses

Profit from financing activities before provision for doubtful debts totaled NIS 7,071 million compared with NIS 6,715 million in 2003, an increase of 5.3%, mainly as a result of the positive effect of the 0.9% increase in the CPI on the financial capital invested in the CPI-linked segment, and an increase in previously unrecorded interest income on problematic debts. The increase was offset by the decline in profits from bonds.

The aggregate interest spread in 2004 reached 1.45%, compared to 1.47% in 2003.

The following table details the volume of activity in the different linkage segments and the profit from financing activity from them, including activity in derivative financial instruments (principally forward, spot, and interest rate swap transactions) conducted for the purpose of hedging positions between the different linkage segments (hereinafter: "ALM activity").

7500
6000
4500
3000
1500
02 03 04

Financing Profit
(NIS million)

Financing profit before provision for doubtful debts

Financing profit after provision for doubtful debts


7500
6000
4500
3000
1500
00
01
02
03
04

Financing Profit and Operating Income (NIS million)

- Profit from financing activities
- Operating income


60%
45%
30%
15%
0%
Unlinked
CPI-linked
Foreign currency and f.c. linked

Contribution to Activity and Profit by Segment Excl. Other Income (percent)

- Volume*
- Profit*

* Including ALM and Hedge transactions


3200
2400
1600
800
0
1.6%
1.2%
0.8%
0.4%
0%
00
01
02
03
04

Specific Provision for Doubtful Debts

- Amount (NIS million)
- Percentage from credit to the public

Set out below is the contribution to profit from financing activities of the different linkage segments:

	2004			2003		
	Volume of activity	Contribution to profit including effect of derivatives		Volume of activity	Contribution to profit including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked NIS	**26.0**	**2,790**	**39.5**	26.4	2,955	44.0
CPI-linked NIS	**17.3**	**1,222**	**17.3**	19.5	950	14.1
Foreign currency (including f.c. linked)	**56.7**	**1,741**	**24.6**	54.1	1,635	24.4
Other derivative financial instruments, net (non-ALM)		**249**	**3.5**		26	0.4
Other financing income net		**1,069**	**15.1**		1,149	17.1
Total	**100.0**	**7,071**	**100.0**	100.0	6,715	100.0

Unlinked NIS segment - Profit from financing activities in the unlinked NIS segment decreased by NIS 165 million or 5.6% compared with 2003 and totaled NIS 2,790 million.The interest spread in the segment amounted to 2.92%.

The CPI-linked NIS segment - Profit from financing activities in the CPI-linked NIS segment rose by NIS 272 million, an increase of 28.6% compared with 2003, and totaled NIS 1,222 million. The interest spread in the segment amounted to 1.15%.

The foreign-currency denominated and foreign-currency linked segment - Profit from financing activity in the segment rose by NIS 106 million, an increase of 6.5% compared with 2003, and totaled NIS 1,741 million. Activity in the segment accounted for 56.7% of total activity compared with 54.1% in 2003. The segment's contribution to financing profit in 2004 reached 24.6% compared with 24.4% in 2003.The interest spread in the segment amounted to 0.8%.

Other derivative financial instruments, net - This item includes the net results from activity that were not defined as hedging activity or in ALM, principally currency options. A net profit of NIS 249 million was recorded from this activity in 2004 compared with NIS 26 million in 2003.

Other financing income - Net income under this item totaled NIS 1,069 million compared with NIS 1,149 million in 2003.The decrease was mainly due to a decrease in profit from bonds in the amount of NIS 152 million, offset by an NIS 127 million increase in previously unrecorded interest income on problematic debts.

The provision for doubtful debts was made on a conservative basis and with due regard for the risks inherent in the credit portfolio.The provision for doubtful debts totaled NIS 1,768 million compared with NIS 2,359 million in 2003, a decrease of 25.1%.

The specific provision for doubtful debts totaled NIS 1,766 million compared with NIS 2,275 million in 2003, a decrease of 22.4%.

The specific provision for doubtful debts was a result of the continuing recession of the Israeli economy, the security events, the continuing erosion of the ability to repay debts and erosion in the collateral of borrowers in the different sectors of the economy, as noted in the section on "Credit Risks". The decrease was influenced by the decrease in specific provisions for doubtful debts recorded in the past. Most of the decrease in the specific provision, as compared to 2003, was due to credit to the communications and computer services, financial services, industry, and hotel and food sectors. Conversely, an increase was recorded in provisions for the construction and real estate sectors.


1200
1100
1000
900
800
14%
11%
8%
5%
2%
00
01
02
03
04

General and Supplementary Provision for Doubtful Debts
Actual (NIS million) and as percentage of shareholders' equity

- Amount
- Percentage of shareholders' equity

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 0.96%, compared with 1.23% in 2003, and with respect to the overall balance of (balance-sheet and off-balance sheet) credit at the Bank Group's risk reached 0.62% compared with 0.84% in 2003.

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in the portfolios of customer indebtedness increased by NIS 2 million (including adjustment to the CPI of the general provision for doubtful debt, in the amount of NIS 6 million), compared to NIS 71 million in 2003. The balance of the supplementary provision totaled NIS 496 million on December 31, 2004. The balance of the general provision for doubtful debts totaled NIS 723 million on December 31, 2004. The cumulative balance of the general provision and the supplementary provision for doubtful debts on December 31, 2004, totaled NIS 1,219 million.

Since the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of NIS 2.0 billion and accounted for 0.42% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 5,303 million compared with NIS 4,356 million in 2003, an increase of 21.7%.

Operating and other income totaled NIS 4,215 million compared with NIS 3,665 million in 2003, an increase of 15.0%.

Income from capital market activity increased by 24.6%, and totaled NIS 1,305 million compared with NIS 1,047 million in 2003. The increase largely derived from commissions on securities transactions, which totaled NIS 555 million compared with NIS 407 million in 2003, an increase of 36.4%.

The increase resulted mainly from the substantial increase in the volume of transactions on the Tel Aviv Stock Exchange. In addition, income from management fees of mutual funds increased, and amounted to NIS 402 million compared with NIS 244 million in 2003, an increase of 64.8%, due to the growth in mutual fund assets. Income from provident fund management fees declined by 12.1% and totaled NIS 348 million, compared with NIS 396 million in 2003.

A net profit of NIS 109 million was recorded in 2004 from investments in shares, due mainly to sales of shares and gains in value recorded for investments in shares. A net profit of NIS 3 million was recorded in 2003.


10.2%
12.2%
10.9%
21.2%
6.6%
2.6%
2.7%
15.8%
17.8%

Composition of Operating Income
(percent)

- Account management fees
- Payments system services
- Income from credit cards
- Processing of credit and compilation of contracts
- Computerized information & authorization services
- Foreign trade & special foreign currency services
- Securities activity income
- Mutual & provident fund management fees
- Other income

Operating and other income not deriving from capital market activity and investment in shares amounted to NIS 2,801 million compared with NIS 2,615 million in 2003, an increase of 7.1%. Most of the increase derived from an increase in credit card companies contributions to the operating income of the Bank Group (before deduction of expenses relating to this activity) totaling NIS 895 million, compared with NIS 810 million in 2003, an increase of 10.5%, and from an increase in account management fees, which totaled NIS 514 million, compared with NIS 474 million in 2003, an increase of 8.4%.

In 2003, the Bank introduced the "package system" for bank charges. Essentially this is a plan for setting in advance a fixed amount for charges on various pre-defined baskets of services and activities. The Bank believes that this new plan is a novel way for the Bank to manage its contacts with customers and is an alternative to the method of charging per specific transaction. The customer may at any time choose to change the package or to return to the old method of charging.


2004
24.0%
58.6%
17.4%


2003
22.5%
59.2%
18.3%

Distribution of Operating and Other Expenses (percent)

- Salary and related expenses
- Maintenance and depreciation of buildings and equipment
- Other expenses


10000
8000
6000
4000
2000
65%
60%
55%
50%
45%
00 01 02 03 04

Total Operating Income and Operating Expenses (NIS million)

- Total income
- Operating expenses
- Operational coverage ratio

6000
5000
4000
3000
2000
65%
60%
55%
50%
45%
00 01 02 03 04

Operating Expenses and Operating Income Quantitative data (NIS million) and operational coverage ratio

- Operating income
- Operating expenses
- Operational coverage ratio

Operating and other expenses totaled NIS 6,378 million compared with NIS 5,959 million in 2003, an increase of 7.0%, due mainly to the increase in salary expenses.

Salary expenses totaled NIS 3,742 million compared with NIS 3,526 million in 2003, an increase of 6.1%. The increase in salary expenses was mainly due to an increase in the bonus granted to employees in 2004, as a result of the improvement in profitability, the effects of the agreement signed with employees in March 2004, the decision to increase the bonus for 2003, and the new employees hired abroad by the Bank Group.

Expenses on the maintenance and depreciation of buildings and equipment totaled NIS 1,108 million compared with NIS 1,091 million in 2003, an increase of 1.6%.

Other expenses totaled NIS 1,528 million compared with NIS 1,342 million in 2003, an increase of 13.9%, which resulted mainly from the increase in expenses for insurance, computers, and professional services.

The coverage of operating and other expenses by operating and other income reached 66.1% in 2004 compared with 61.5% in 2003.

The ratio of expenses to income, calculated according to the ratio between operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, totaled 56.5% compared with 57.4% in 2003.

Operating profit before taxes totaled NIS 3,140 million compared with NIS 2,190 million in 2003, an increase of 43.4%.

The return of operating profit before taxes on equity reached 23.1% compared with 17.2% in 2003.

Provision for taxes on operating profit totaled NIS 1,361 million compared with NIS 861 million in 2003. The effective rate of tax, as a ratio of operating profit before taxes, reached 43.3%, similar to the statutory tax rate of 44.5%. The effects of the positive CPI on the deduction for capital preservation and the tax benefit recorded at a subsidiary previously not included against accrued losses decreased the effective tax rate, while the reduction in the balance of deferred tax receivable (as a result of the decreased tax rates) and non-recognized expenses offset this effect.

Operating profit after taxes totaled NIS 1,779 million compared with NIS 1,329 million in 2003, an increase of 33.9%.

The return of operating profit after taxes on equity reached 13.1% compared with 10.4% in 2003.

The Bank's share in the net profits of equity-basis investees after taxes totaled NIS 101 million compared with NIS 63 million in 2003.

Minority interest's share in net operating profits after taxes of consolidated companies totaled NIS 52 million compared with NIS 48 million in 2003.

Net operating profit totaled NIS 1,828 million, compared with NIS 1,344 million in 2003.

Net profit from extraordinary transactions, after taxes amounted to NIS 279 million, due mainly to a profit from the decrease in holdings of Signature Bank as a result of issues to the public and sale of shares (in March and September 2004), net of tax effects, totaling NIS 297 million, and profit from the realization of shares of Clal Holdings Enterprises Insurance, totaling NIS 35 million. These amounts were offset by the inclusion of a provision for taxes in the amount of NIS 55 million, as a result of the decision to realize the Bank's holdings in Signature Bank. In 2003, net profit from extraordinary transactions after taxes totaled NIS 38 million, due mainly to profit from the realization of shares of Clal Insurance Enterprises Holdings.

The net profit of the Bank Group totaled NIS 2,107 million compared with NIS 1,357 million in 2003, an increase of 55.3%

Net return on equity reached 15.2% compared with 10.4% in 2003.

Net profit per share of NIS 1 par value of share capital amounted to NIS 1.67 compared with NIS 1.09 in 2003.

Development and Comparison of Profitability Indices

	2004	2003	2002	2001	2000
Return of operating profit before taxes on equity, net	**23.1%**	17.2%	6.5%	20.5%	30.4%
Return of operating profit after taxes on equity, net	**13.1%**	10.4%	4.1%	11.3%	17.0%
Return of net profit on equity	**15.2%**	10.4%	2.7%	7.6%	15.1%

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 262.0 billion on December 31, 2004, compared with NIS 258.9 billion on December 31, 2003.



250
200
150
100
50
00
01
02
03
04

Total Balance Sheet
(NIS billion)

Amount

The following are the developments in the main balance sheet items:

	December 31			
	2004	2003	Change	
	NIS million		NIS million	%
Total balance sheet	**262,042**	258,855	3,187	1.2
Credit to the public	**182,542**	184,087	(1,545)	(0.8)
Cash on hand and deposits with banks	**31,041**	30,693	348	1.1
Securities	**35,929**	29,199	6,730	23.0
Deposits from the public	**206,666**	204,207	2,459	1.2
Deposits from banks	**7,301**	7,692	(391)	(5.1)
Deposits from the Government	**4,045**	4,879	(834)	(17.1)
Bonds and subordinated notes	**18,251**	17,765	486	2.7
Shareholders' equity	**15,166**	14,256	910	6.4

Following are the developments in balances of customers' assets managed by the Bank Group:

	December 31			
	2004	2003	Change	
	NIS million		NIS million	%
Managed by mutual funds	**39,066**	33,037	6,029	18.2
Managed by provident funds				
and advanced study funds	**86,395**	78,901	7,494	9.5
Securities portfolios	**102,075**	83,003	19,072	23.0
Total	**227,536**	194,941	32,595	16.7

Credit to the public amounted to NIS 182.5 billion on December 31, 2004, compared with NIS 184.1 billion at the end of 2003.



160
120
80
40
0
00
01
02
03
04

Credit to the Public and to Governments (NIS billion)

Credit to the public

Credit to governments

Set out below are the details of the volume of credit to the public, according to different linkage segments:

	Balance as of December 31				Share of segment in total credit as of December 31	
	2004	2003	Change		**2004**	2003
	NIS millions		NIS millions	%	%	%
Israeli currency:						
Unlinked NIS	**64,789**	56,586	8,203	14.5	**35.5**	30.7
CPI-linked NIS	**52,854**	58,287	(5,433)	(9.3)	**29.0**	31.7
Foreign currency						
(including f.c. linked)	**64,899**	69,214	(4,315)	(6.2)	**35.5**	37.6
Total	**182,542**	184,087	(1,545)	(0.8)	**100.0**	100.0



80
60
40
20
0
03
04

Credit to the Public by Linkage Segment (NIS billion)

- Unlinked
- CPI-linked
- Foreign currency denominated and linked



0.6%
13.7%
13.6%
11.7%
20.6%
7.2%
32.6%

Distribution of Credit to the Public by Economic Sector
(Including off-balance sheet items, percent)

- Agriculture
- Industry
- Construction & real estate
- Commerce, hotels & communications
- Financial and business services
- Other services & infrastructure
- Individuals



200
150
100
50
0
85%
80%
75%
70%
65%
00
01
02
03
04

Deposits from the Public
(NIS billion)

- Deposits from the public
- Percenage from the balance sheet

Credit in the unlinked NIS segment increased by NIS 8.2 billion, an increase of14.5%. The increase in the share of unlinked credit in the credit portfolio is an ongoing trend.

Credit in the CPI-linked NIS segment decreased by NIS 5.4 billion, a decrease of 9.3%.

Foreign currency denominated and foreign currency linked credit decreased by NIS 4.3 billion, a decrease of 6.2% which was mainly influenced by the real appreciation of the dollar against the shekel (2.8%) and was somewhat offset by the increase of 4.1% in non-dollar foreign currency credit.

Credit Risk to the Public by Economic Sector

Overall credit risk to the public includes: risk in respect of balance-sheet credit, which is comprised of credit to the public, the public's investments in bonds, and assets derived from derivative instru-mentstransactions in which the public is the counterparty; and off-balance sheet credit risk, which is comprised of transactions in off-balance sheet financial instruments, unutilized credit facilities, and obligations in respect of the granting of credit.

Overall credit risk to the public on December 31, 2004, totaled NIS 304.3 billion, compared with NIS 285.0 billion at the end of 2003, an increase of 6.8%.

Total deposits on December 31, 2004 amounted to NIS 218.0 billion, compared with NIS 216.8 billion at the end of 2003. These deposits include deposits from the public, deposits from the Government, and deposits from the Bank of Israel and other banks.

Deposits from the public on December 31, 2004 totaled NIS 206.7 billion, compared with NIS 204.2 billion at the end of 2003.

The following is a breakdown of the volume of deposits from the public in the different linkage segments:

	Balance as of December 31		Change		Share of segment in total credit as of December 31	
	2004	2003			**2004**	2003
	NIS millions		NIS millions	%	%	%
Israeli Currency:						
Unlinked NIS	**83,198**	81,643	1,555	1.9	**40.3**	40.0
CPI-linked NIS	**32,019**	39,129	(7,110)	(18.2)	**15.5**	19.1
Foreign currency (including f.c. linked)	**91,449**	83,435	8,014	9.6	**44.2**	40.9
Total	**206,666**	204,207	2,459	1.2	**100.0**	100.0

Unlinked shekel deposits from the public totaled NIS 83.2 billion on December 31, 2004 compared with NIS 81.6 billion at the end of 2003, an increase of 1.9%. The unlinked shekel segment's share of total deposits reached 40.3% at the end of 2004, similar to its share at the end of 2003.

CPI-linked shekel deposits from the public amounted to NIS 32.0 billion on December 31, 2004, compared with NIS 39.1 billion at the end of 2003, a decrease of 18.2%.

The share of the CPI-linked segment out of total deposits fell from 19.1% at the end of 2003 to 15.5% at the end of 2004.


80
60
40
20
0
03
04

Deposits from the Public by Linkage Segment (NIS billion)

Unlinked
CPI-linked
Foreign currency denominated and linked

Foreign currency denominated and foreign currency linked deposits from the public increased by 9.6% to NIS 91.4 billion at the end of 2004, compared with NIS 83.4 billion at the end of 2003.The increase mainly derived from an increase in deposits at subsidiaries abroad, which was offset by the real appreciation of the shekel against the dollar. The foreign currency denominated and foreign currency linked segment's share of total deposits rose from 40.9% at the end of 2003 to 44.2% at the end of 2004.

Deposits from banks at the end of 2004 totaled NIS 7.3 billion compared with NIS 7.7 billion at the end of 2003.

Bonds and subordinated notes totaled NIS 18.3 billion on December 31, 2004, compared with NIS 17.8 billion at the end of 2003, an increase of 2.7%.
On February 6, 2005, a wholly owned subsidiary of the Bank, Hapoalim Hanpakot Ltd., issued subordinated notes in the amount of NIS 500 million. On February 27, 2005, the company issued bonds in the amount of NIS 1.1 billion.

The value of the securities held by the Bank Group on December 31, 2004, totaled NIS 35.9 billion compared with NIS 29.2 billion at the end of 2003, an increase of 23.0%.

The following is the distribution of the securities portfolio in the different linkage segments:

	Balance as of December 31				Share of segment in total credit as of December 31	
	2004	2003	Change		**2004**	2003
	NIS millions		NIS millions	%	%	%
Israeli Currency:						
Unlinked NIS	**10,545**	8,542	2,003	23.4	**29.3**	29.3
CPI-linked NIS	**2,172**	2,833	(661)	(23.3)	**6.1**	9.7
Foreign currency						
(including f.c. linked)	**22,071**	17,525	4,546	25.9	**61.4**	60.0
Non-monetary items	**1,141**	299	842	281.6	**3.2**	1.0
Total	**35,929**	29,199	6,730	23.0	**100.0**	100.0

Buildings and equipment - The undepreciated cost of buildings and equipment on December 31, 2004 totaled NIS 3.6 billion, similar to the balance at the end of 2003.
The buildings in which the Bank's business is conducted in Israel are owned by the Bank or by asset companies that are consolidated companies of the Bank, or rented under an unprotected lease, for various rental periods.
The majority of assets in which the Group's business is conducted abroad are rented.
For further information regarding buildings and equipment, see Note 8 to the Financial Statements.

Set out below are details of investments in buildings and equipment as at December 31, 2004:

	in NIS millions			
	Cost	Accumulated depreciation	Depreciation balance	Average rate of depreciation in %
Buildings and property, including installations and improvements to rentals	**3,746**	**1,327**	**2,419**	**4.1**
Equipment, including computers and software, furniture, and vehicles	**2,844**	**1,621**	**1,223**	**18.1**
Total	**6,590**	**2,948**	**3,642**	

Shareholders' equity totaled NIS 15.2 billion on December 31, 2004, compared with NIS 14.3 billion at the end of 2003, an increase of 6.4%. The increase is attributable mainly to the increase in net profit for 2004, which was offset by paid dividends of NIS 1,215 million.


15000
14000
13000
12000
11000
11%
9%
7%
5%
3%
00
01
02
03
04

Financial Stability Ratios

Shareholders' equity (NIS million)
Ratio of capital to risk assets
Ratio of capital to balance sheet

The ratio of shareholders' equity to total assets on December 31, 2004 reached 5.8% compared with 5.5% at the end of 2003.

The ratio of capital to risk assets on December 31, 2004 reached 10.99% compared with 10.37% at the end of 2003. The ratio of core (Tier 1) capital to risk assets was 7.42% and the ratio of supplementary (Tier 2) capital was 3.25%.

Tier 1 capital includes subordinated capital notes, raised for the first time in Israel, in the amount of NIS 468 million, which were authorized by the Supervisor of Banks as "hybrid capital subordinated notes".

Tier 2 capital also includes upper Tier 2 capital (deferred notes and general provisions for doubtful debts), which totaled NIS 1,462 million on December 31, 2004, and contributed 0.65 percentage points to the overall capital ratio.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management uses assumptions, estimates and evaluations that affect the reported amounts of assets and liabilities (including the disclosure of contingent liabilities), and the results as reported by the Bank. Actual future results may differ from estimates made when preparing the financial statements.

Some of the estimates and evaluations, as noted above, involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and assumptions that were used during the preparation of the financial statements are fair, and were made to the best of the Bank's knowledge and professional judgment.

Provision for Doubtful Debts

The provision for doubtful debts is determined on a specific basis and in addition a general provision and a supplementary provision are included, in accordance with directives of the Supervisor of Banks.

The specific provision for doubtful debts is made on the basis of the Board of Management's estimate of the losses inherent in the credit portfolio, including debts in off-balance sheet items. In its estimate, Management takes into account numerous considerations and estimates.

With regard to borrowers in the various banking sectors, for which indications exist of a possible problem in their ability to repay loans, the Bank prepares an estimate of the amount that can be collected from the borrower, according to the relevant sources of repayment, which includes sources of repayment from the borrower's business activities, sources of repayment from the borrower's private resources, the expected realization value of collateral provided to the Bank, and the expected proceeds from the realization of third-party guarantees which were given to support the repayment of credit.

After calculating the amount that can be collected, a specific provision for doubtful debts is recorded, in every reporting period, representing the difference between the amount of credit given to the borrower and the total amount that can be collected.

After determining the amount to be collected, the Bank examines whether to accrue financing income for this amount, or to freeze the accrual, until the actual time of collection.

For borrowers in the Housing Finance sector, a specific provision for doubtful debts is also calculated in accordance with the directives of the Supervisor of Banks, taking into account the amount in arrears, so that the rate of the provision out of total credit increases as the amount in arrears increases.

The amount that can be collected is determined based on various parameters, which include expected cash flows from the borrower's business activities, the realizable value of real estate assets and production equipment, the realizable value of third-party guarantees, etc. This information, based on estimates and evaluations, is naturally dependent upon economic variables which are not under the Bank's control, such as the condition of the Israeli economy and global markets, markets for companies' operations and products, interest rates, conditions in the capital market, the price of real estate and demand in Israel and worldwide, the state of tourism in Israel and worldwide, etc.

In calculating the amount that can be collected, security margins are taken into account for the various cases of uncertainty regarding the ability to repay the debt. However, due to the dependence on economic variables, it is impossible to guarantee that the amount that can be collected will not change for the worse if the economic parameters also change for the worse.

The supplementary provision for doubtful debts is based on the quality of the borrower's debt portfolio, according to risk characteristics, as defined in the directives of the Supervisor of Banks. For each risk characteristic, different provision rates have been set. The risk characteristics include: debt classified as problematic according to categories of classification defined by the Supervisor of Banks, the absence of financial information on the borrower, credits to persons related to the Bank, the concentration of debt according to economic sector, and credit to a borrower or groups of borrowers in excess of the restrictions that apply to the indebtedness of a "sole borrower".

Since some of the components of the supplementary provision, and especially the provision for problematic debt, are dependent upon the classification of the debt as problematic and the timing of its classification, when calculating the supplementary provision the Bank takes into consideration those same evaluations of the financial stability and repayment ability of the borrower which were used to determine the need to classify the debt as problematic and to decide the timing of the classification.

Fair Value of Financial Instruments

Some of the financial instruments in which the Bank is involved, including most of the securities in the available for sale portfolio, securities in the held for trading portfolio, and financial derivatives are measured in the balance sheet at their fair value. The fair value of a financial instrument is defined as the amount at which an asset could be bought or sold (to take on or retire a liability) in a transaction in the ordinary course of business, between willing parties in a transaction where the sale is not forced or sold during liquidation. Market prices quoted in the active markets are the best evidence of fair value. If the quoted market price is not available, an estimate of fair value must take into account the prices of similar assets or liabilities and the results of valuation models.

The fair value of financial instruments in which the Bank is involved is determined based on market prices quoted in active markets, and on internal evaluation methods, in cases in which quoted market prices are not available. The evaluation methods include the use of various parameters, such as interest rate curves, exchange rates, and standard deviations, taking into consideration assumptions with regard to various factors, such as liquidity and credit risk of the other party in the transaction.

Changes in the fair value of available for sale securities are charged, net of tax effect, to Shareholders' Equity, unless a decline in value exists which is not deemed temporary. In this situation, the decline in value is charged to the Statement of Profit and Loss. The Bank regularly reviews the situation, in order to determine whether the decline in value is not temporary in nature, taking into account the financial condition of the issuer under the same criteria used to check the ability to repay credit granted to borrowers, as noted above.

As at December 31, 2004, the balance of financial instruments measured at fair value amounts to NIS 36.1 billion, of which a total of NIS 13.4 billion for which fair value is determined by market quotes, NIS 17.7 billion for which fair value is determined by quotes received from brokers based on over the counter transactions, and NIS 5.0 billion for which fair value is calculated according to financial models.

The Bank uses estimates and assumptions for most of the parameters in the model used to determine fair value. These estimates and assumptions can change because of possible modifications, mainly in interest rates and volatility in various markets and when there is limited information regarding certain market variables, such as variables in long term interest rate swaps or foreign currency forwards.

Regarding securities whose fair value is determined by stock market quotes, it is possible that upon sale of large positions of securities the selling price will not necessarily reflect the market price. With regard to securities for which the quote was received from a broker in the absence of an organized market and because of low trading volumes in the security, it is possible that the realization value will be different.

Liabilities in Connection with Employee-Employer Relations

Part of the Bank's provision for liabilities in connection with employee - employer relationships are based, among other considerations, on actuarial calculations. These liabilities include a "jubilee grant" which each employee is entitled to receive at the end of 25 and 40 years of employment, liabilities for unutilized sick leave, and liabilities for pensions derived from the Bank's voluntary retirement programs.

Total liabilities, based on actuarial assumptions, amounted to NIS 752 million at December 31, 2004. The actuarial calculations are based mainly on estimates and evaluations, taking into account previous experience and various statistics such as mortality rates, employee departure rates, and the real change in salaries over time. In addition, the liabilities are discounted at a factor of 4% per year, as stipulated by the Supervisor of Banks.

Changes in actuarial parameters such as average lifespans and the rates of employee departures will lead to results different from those received today. An increase of 1% in the discount rate will result in a reduction of liabilities amounting to NIS 41 million and a reduction of 1% in the discount rate will increase liabilities by NIS 46 million.

Deferred Taxes

Deferred taxes are recorded for temporary differences between the value of assets and liabilities in the balance sheet and their value for tax purposes.

Deferred taxes receivable are recorded for timing differences only if there is near certainty that there will be a tax saving when the differences are reversed; deferred taxes receivable for losses carried forward for income tax purposes are recorded only if the realization of the tax asset in the foreseeable future is not in doubt.

Accordingly, at the time of recording the deferred taxes receivables, the Bank is required to evaluate and estimate the possible realization of tax assets in the future.

At December 31, 2004, the amount of temporary differences for which deferred taxes receivable were recorded amounted to NIS 1,737 million, the amount of losses carried forward for which no deferred taxes were recorded amounted to NIS 159 million, and the amount of losses carried forward for which deferred taxes were recorded amounted to NIS 61 million.

Contingent Liabilities

The Bank Group is a party to legal proceedings taken against it by customers, by former customers, and by various third parties who have, according to their claims, suffered injury or damages from their activities with the Bank Group during the ordinary course of business.

Management has included sufficient provisions in the financial statements to cover possible damages resulting from all such claims, as based on the opinion of legal counsels. In most cases a legal opinion is requested from outside the Bank Group. Legal counsels employed by the Bank then review these opinions.

These legal opinions are based on the best judgment of the legal counsels, taking into consideration the stage at which the suits are at present, and on the legal experience accumulated on these matters in Israel and worldwide.

However, noting the lack of legal experience regarding the outcome of class action suits in Israel, the Bank and its legal counsels are unable to assess the eventual outcome of certain legal proceedings. It is therefore possible that an outcome may be different from the assumptions on which Management based the provision for legal claims.

Provision for the Decline in Value of Assets

Management reviews, from time to time, whether an event has occurred requiring a provision for the decline in value of assets, for assets owned by the Bank which are not financial assets. The test for decline in value and the method of its measurement, consist in a comparison of the book value of the asset to its recoverable value. The recoverable value of the asset is the higher of the net sale price of the asset and its use value (defined as the present value of estimated future cash flows, expected to be received from the use of the asset or from its realization).

The Board of Management of the Bank has allotted its fixed assets between the cash-generating units operating in the Bank, in order to determine the recoverable value of each cash-generating unit. Under this procedure, the Board of Management of the Bank relies on estimates and evaluations of the expected cash flows from each unit, according to internal models developed by the Bank, which are used to measure the profitability of banking units and regarding the discount factor for the capitalization of said cash flows.

Description of the Bank's Business by Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via eight main segments of activity. The division into segments of activity is based on the types of products and services, or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The Bank's segments of activity are the following:

Households Segment - provides a range of banking services and financial products to households.

Private Banking Segment - provides a range of advanced banking services through various channels and financial products to private customers of medium to high net worth, including investment advisory services.

Small Business Segment - provides a range of banking services and financial products to small businesses using credit lines of up to $750,000.

Housing Finance Segment - includes loan-granting activity for the purchase, renovation, or construction of residential apartments, and the granting of loans, for any purpose, which are secured by the mortgage of residential apartments.

Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment - provides a range of banking services and financial products to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The Segment's customers also include customers from the areas of settlement and local government.

International Activity Segment - includes the Bank Group's activity abroad, which is conducted via the Bank's branches abroad and the Global Private Banking Center in Israel, subsidiaries in Switzerland, the USA, and the UK, and representative offices in America and Europe.

Financial Management Segment - is responsible for the management of the Bank's nostro portfolio, management of the different exposures, and support for the development and pricing of financial products.

Others and Adjustments - includes all other activities of the Bank Group, each of which does not form a reportable segment, and adjustments of Inter-segmental activity.

The results of operations of the Segments, classified according to the main segments of activity, are detailed in Note 30(A) to the financial statements.

Data on the Segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "principal segments of activity", and include information as it is presented to the Board of Management.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the financial statements. The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activities - includes the margin between the interest rate obtained from or paid to the segment's customers and the marginal cost of the Bank's sources, as well as the theoretical interest on the shareholders' equity attributed to the segment. The attributed shareholders' equity is calculated based on the risk assets allocated to each segment.

Provision for doubtful debts - a provision for doubtful debts is charged to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said, are attributed in accordance with predefined rules to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for inter-segmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product development costs.

Taxes on income - the provision for tax on the results of operation of each segment was calculated according to the statutory rate of tax, taking into account the fact that the supplementary provision for doubtful debts is not recognized as an expense for tax purposes.

Return on equity - includes the ratio of the net profit in each segment to the shareholders' equity allocated to the segment.

Shareholders' equity allocated to the segment is comprised of the total of two components:

Required shareholders' equity in respect of credit risk - the balance of risk components in each segment, multiplied by the rate of tier-1 capital, as at the balance sheet date.

Required shareholders' equity in respect of operating risk - based on a model used at the Bank for the allocation of capital to operating risks.

The allocation of capital to operating risks in the accounting year is based on the data from the aforementioned model as at September 30, 2004; for 2003, it is based on the data from the model as at December 31, 2003.


600
450
300
150
0

Net Profit by Segments of Activity
(NIS million)

- Households Segment
- Private Banking Segment
- Small Business Segment
- Housing Finance Segment
- The Commercial Segment
- The Corporate Segment
- International Activity Segment
- Financial Management Segment
- Others and Adjustments

Set out below are highlights of the developments in net profit and total assets by segments:

A. Net profit



	For the year ended December 31			
	2004	2003	Change	Change
		NIS millions		%
Households Segment	**245**	304	(59)	(19.4)
Private Banking Segment	**342**	266	76	28.6
Small Business Segment	**39**	29	10	34.5
Housing Finance Segment	**118**	108	10	9.3
Commercial Segment	**67**	3	64	-
Corporate Segment	**363**	95	268	282.1
International Activity Segment	**291**	208	83	39.9
Financial Management Segment	**130**	102	28	27.5
Others and Adjustments	**512**	242	270	111.6
Total	**2,107**	1,357	750	55.3

B. Total assets (average balance)

	For the year ended December 31			
	2004	2003	Change	Change
		NIS millions		%
Households Segment	**14,359**	11,741	2,618	22.3
Private Banking Segment	**4,695**	3,700	995	26.9
Small Business Segment	**17,273**	15,945	1,328	8.3
Housing Finance Segment	**26,280**	25,806	474	1.8
Commercial Segment	**14,184**	14,740	(556)	(3.8)
Corporate Segment	**93,492**	93,515	(23)	-
International Activity Segment	**60,919**	61,448	(529)	(0.9)
Financial Management Segment	**22,015**	22,614	(599)	(2.7)
Others and Adjustments	**5,701**	4,874	827	17.0
Total	**258,918**	254,383	4,535	1.8

Set out below is a detailed description of the segments:

The Households Segment

Structure of the Segment

The Households Segment provides a range of banking services and financial products to households. The Segment operates via the Bank's network of branches, with 244 branches and 2 sub-branches located throughout Israel, from Kiryat Shmona to Eilat, organized by geographical location into eight regional managements and a Central branch. The activities of the banking subsidiaries (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) are also allocated to this Segment. Activities with customers are conducted through direct channels as well: the Internet and "Poalim by Telephone". The Segment also provides services to Bank customers belonging to other segments, as well as to off-the-street customers. The principal banking products that the Segment supplies include: current account management services, credit, deposits, saving plans, activity in credit cards, and capital market products, including savings in provident funds, investments in mutual funds, and investments in securities.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

The following describes specific restrictions that apply to the Segment:

Bank Yahav is a specialized bank whose principal activities are in the area of households. Under a permit from the Bank of Israel, Bank Yahav is permitted to provide services only to customers who are State employees, governmental and public institutions, corporations, and unions and their employees, and employees of governmental corporations or authorities that have been privatized.

Changes in the Segment's volume of activity and net profit

Net profit of the Households Segment totaled NIS 245 million, compared with NIS 304 million in 2003, a decrease of 19.4%.

The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 21.5%, compared with 33.6% in 2003. This high rate resulted mainly from low capital consumption in this segment, since its principal activity is raising sources and providing banking services. The decrease in return on equity is due to an increase in risk assets in the Segment, and as a result, in the regulatory capital allocated to the Segment.

The Segment's income totaled NIS 3,166 million, compared with NIS 3,091 million in 2003, an increase of 2.4%. The increase in income derived from capital market income, as a result of activities in securities and income from mutual and provident funds, as well as an increase in income from credit cards, resulting from growth in the volume of activity in this area.

The provision for doubtful debts increased, totaling NIS 173 million, compared with NIS 134 million in 2003, as a result of a deterioration in the repayment capability of some households.

The Segment's expenses increased, totaling NIS 2,446 million, compared with NIS 2,305 million in 2003. Most of the increase was in payroll expenses, as a result of the increased bonus to Bank employees for 2004, due to the improvement in the Bank's profitability, the decision to increase the bonus to employees for the previous year, and the agreement signed with the employees during 2004.

The volume of the Segment's activity increased during 2004. The average balance of assets, primarily credit to the public, amounted to NIS 14.4 billion, compared with NIS 11.7 billion in 2003.

The public's assets managed by the Segment totaled NIS 42.6 billion, compared with NIS 38.0 billion at the end of 2003, due primarily to the increase in capital market activity.

Set out below are the condensed operating results of the Households Segment:

	For the year ended on December 31, 2004				For the year ended on December 31, 2003			
	Banking & financial services	Credit cards	Capital market[1]	Total	Banking & financial services	Credit cards	Capital market[1]	Total
	NIS millions				NIS millions			
Profit from financing activities before provision for doubtful debts:								
From externals	**1,590**	**-**	**9**	**1,599**	1,610	-	-	1,610
Inter-segmental	**31**	**-**	**-**	**31**	35	-	-	35
Operating and other income:								
From externals	**766**	**473**	**349**	**1,588**	787	427	290	1,504
Inter-segmental	**(52)**	**-**	**-**	**(52)**	(58)	-	-	(58)
Total income	**2,335**	**473**	**358**	**3,166**	2,374	427	290	3,091
Provision for doubtful debts	**173**	**-**	**-**	**173**	134	-	-	134
Operating and other expenses:								
From externals	**2,104**	**281**	**209**	**2,594**	1,996	272	201	2,469
Inter-segmental	**(148)**	**-**	**-**	**(148)**	(164)	-	-	(164)
Operating profit before taxes	**206**	**192**	**149**	**547**	408	155	89	652
Provision for taxes on operating profit	**92**	**85**	**66**	**243**	187	71	41	299
Operating profit after taxes	**114**	**107**	**83**	**304**	221	84	48	353
Minority interest's share in profits of consolidated companies	**(28)**	**(17)**	**(14)**	**(59)**	(23)	(15)	(11)	(49)
Net profit	**86**	**90**	**69**	**245**	198	69	37	304
Return on equity				**21.5%**				33.6%
Average balance of assets	**14,359**	**-**	**-**	**14,359**	11,741	-	-	11,741
Average balance of liabilities	**31,435**	**-**	**-**	**31,435**	32,606	-	-	32,606
Average balance of risk assets	**12,006**		**-**	**12,006**	10,277	-	7	10,284
Average balance of provident fund and mutual fund assets	**-**	**-**	**25,721**	**25,721**	-	-	23,270	23,270
Average balance of other managed assets	**-**		**16,861**	**16,861**	-	-	14,704	14,704
Margin from credit granting activity				**692**				637
Margin from deposit receiving activity				**614**				648
Other				**324**				360
Total profit from financing activity before provision for doubtful debts				**1,630**				1,645

(1) Management fees for provident funds, mutual funds, and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

There were no changes in the profile of the Segment's customers in the last year. However, there is an ongoing trend of banking activity through direct channels (ATMs - automatic teller machines, "Poalim by Telephone", and the Internet).

Technological changes that may have a material impact on the Segment

In 2004, the Bank's Internet services and their use by customers continued to expand. 700,000 accounts have joined the service to date, accessing over 3 million times each month, with over 22 million data queries viewed each month. New options for payments to government authorities were added, and a system of waiting payments was introduced, in which the customer receives reminders for payments to be made.

Improved telephone service - as part of the improvement in telephone service to customers calling branches, calls were directed to the "Poalim by Telephone" call center. The diversion of calls from the branches allows branch workers to focus on sales activities and on providing better services to customers at the branches. Customers who call by telephone reach "Poalim by Telephone", and receive a quick, accessible response even when the branch is closed.

Critical success factors in the Segment

Development of simple, easily understood products for customers (such as packages, as described below), the cash (ATM) and current account management system, accessibility to customers (deployment of branches and channels), response to customers' needs in credit products.

A comprehensive consumer solution to current account management via the packages method (for details, see the "New Products" section below).

Main barriers to entry and exit in the Segment

- Establishment of a wide-ranging system of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities.
- Investments in setup, maintenance, and upgrading of advanced technological means.

Alternatives to the Segment's products and services, and changes

There are no alternatives for the majority of banking products, although there is competition between banking institutions and other financial institutions. The Group principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the basket of banking products.

As part of the improvement of processes in the Segment, in order to create a better working environment at the branches and improve customer service, the Bank invested in automated processes for customers in all channels.

Service, accessibility, and availability in the branches network were improved via machines for independent check deposits placed in 40 branches and planned for placement in many more branches in 2005, the option to order checkbooks through the check deposit machines and the "Adcan" self service machine, improved telephone response by directing calls to "Poalim by Telephone", and the addition of 60 ATMs with the option to withdraw cash in Euros.

Structure of competition in the Segment, and changes

The majority of the Segment's customers maintain only one account. The Segment's customers are consumers of credit, and invest in basic investment products (shekel deposits and saving plans). The Segment has been subject to intense competition for several years, primarily from Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd., United Mizrahi Bank Ltd., and First International Bank of Israel Ltd. (hereafter: the "four other major banking groups"), including the area of credit cards. No significant change in the degree of competition facing the Segment occurred in 2004. Competition in this market is expected to increase in the future, due to the creation of a uniform basket of commissions, the removal of barriers to transitions between banks, and the expansion of other banks' activities in the area of households.

New products

In 2004, the Segment expanded the package system launched in early 2003 (without raising package prices).

Subsequent to an in-depth examination of the characteristics of the system and customer response, the Segment offers its customers five expanded packages instead of the previous four. The packages were adapted to the nature and characteristics of customers' activities, and provide a response to customers' different needs. As noted, the Bank currently offers its customers five different packages: the Limited Package, the Self-Service Package, the Combined Package, the Personal Package, and the Expanded Package.

The package system allows Bank customers to choose the service package best suited to their preferences and needs, with advance knowledge of the monthly expense for current commissions (current account and deposits) and control over the expense. Customers may select the package most suitable for them or remain under the previous charging method. In addition, they may transfer from one package to another each month, free of charge. The packages cover the full range of current activities conducted by customers with the Bank, and include a fixed price for a basket of transactions and services. The packages mainly differ from one another in the manner in which the transactions are performed: self-service (Internet, ATMs, automated telephone service), transactions performed by bankers (at the branch or via "Poalim by Telephone"), and checking transactions; deposits, writing, self endorsed checks.

An innovative service called Offsetting Packages was launched in November 2004, allowing positive balances in current accounts to be offset against negative balances, so that in effect the customer pays less interest for the negative balance, up to the amounts determined under the plan.

Customers

The Segment's customers mainly include households with low to medium financial wealth. Customers are divided into segments based on parameters of age, financial wealth, and income level.

Marketing and distribution

The Segment's marketing and distribution are conducted through advertising campaigns in newspapers, on television, on the radio, and on billboards. In addition, marketing and distribution are performed by the Segment's channels: at branches - face to face, by telephone, both through initiated contacts and in response to customers' calls, and via "Poalim by Telephone", both through initiated contacts and in response to customers' calls.

Marketing messages and offers are communicated on the Bank's website. Marketing messages are also delivered through direct mailings to customers (account status reports, designated direct mail), self-service stations (ATMs and "Adcan"), and signs, informational pamphlets, and postcards at the branches.

Competition

Competition in the area of households has increased in recent years, with all banks operating in Israel participating, since the activity of the Segment's customers requires a relatively low allocation of regulatory capital. The four other major banking groups have intensified their efforts to recruit customers in the households segment in recent years.

Human capital

In 2004, the average number of employee positions in the Segment amounted to 6,309, of which 5,683 were positions of direct employees of the Segment and 626 were positions of Head Office employees, whose cost of employment was charged to the Segment. Of the total number of positions of direct employees of the Segment, 627 are positions of direct employees of "Poalim by Telephone".

Permanent workers trained for various roles, according to the Bank's needs, are employed at the branches. In addition, external workers are employed in basic positions (tellers), after receiving appropriate training.

Some 27% of employees at branches hold academic degrees. The Bank's policy is to recruit degree-holding employees as necessary, and there is an ongoing upward trend in the rate of degree holders. The Bank also encourages employees to study towards undergraduate and graduate level degrees, both through assistance in financing their studies and through added vacation days for exams.

The "Poalim by Telephone" call centers employ Bank employees and external employees who have undergone designated training, including admission examinations for call center service providers.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the Other Matters section.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see Note 20.C.(4)(16) of the financial statements.

Legal proceedings

See Note 20 to the financial statements.

Objectives and business strategy

The Bank aims to increase profits by expanding activities with customers and streamlining and improving supporting processes. The Bank is planning the following measures, in order to realize this strategy:

- Development of loan products, primarily for young customers and for financially established customers.
- Improvement of customer service, by establishing a professional headquarters unit specializing in service which will formulate service standards and carry out routine measurements and monitoring of service providers.

Forecast for development in the coming year

In the coming year, the Segment will invest in technology to support management of queues at branches, with the aim of improving service and customer satisfaction. The investment is to be spread over three years.

Note that the statements previous two paragraphs, under the headings "Objectives and business strategy" and "Forecast for development in the coming year", are forward-looking information. It is possible that for budgetary, human, and/or other reasons, the Bank will not carry out the investments described or will not carry them out in full, or that the investments carried out will not generate benefits as hoped, and that the Bank's goal of increasing its profits from the activity of this Segment will not be met.

Events or matters outside the Segment's ordinary course of business

With regard to the recommendations of the Bachar Committee on capital market reform, see Note 31 to the financial statements.

The Private Banking Segment

Structure of the Segment

The Private Banking Segment provides a range of multi-channel advanced banking services and financial products to private banking customers. The Segment operates via the Bank's network of branches, with 244 branches and 2 sub-branches located throughout Israel, from Kiryat Shmona to Eilat, organized by geographical location into eight regional managements and a central branch, as well as through direct channels: the Internet and "Poalim by Telephone". Private banking customers receive service from separate private banking units within Bank branches, which provide them with comprehensive banking services. Customers are in contact with employees or private banking advisors, depending on their needs.

Private banking customers are offered a "service envelope" which includes proactive meetings and telephone calls initiated by the employee or consultant with whom they are in contact, in accordance with and subject to the law.

The maximum credit authorized for customers of the Segment is $750,000.

In addition, a "Platinum Department" operates within the Segment for particularly wealthy customers, who receive personal service from advisors. In 2004, the Segment developed "tailored products" suited to customers' unique needs, allocated Platinum customers into four segments, and created a service envelope for each segment. In addition, the Department established the Platinum Club, as a service and marketing center for customers, with the aim of differentiating these customers and creating a sense of belonging, and emphasizing the prestigious status.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Changes in the Segment's volume of activity and net profit

Net profit of the Private Banking Segment totaled NIS 342 million, compared with NIS 266 million in 2003. The increase in profit derived from a significant improvement in the Segment's income, principally in income from the capital market, an activity characteristic of customers of the Segment.

The rate of return of net profit on equity, calculated based on risk assets in the Segment, amounted to 61.8%, compared with 59.9% in 2003. This high rate resulted from low capital consumption in this Segment, since most of its activity is focused on providing banking services and raising resources.

Income from capital market activity, including securities activity and investments in provident and mutual funds, totaled NIS 511 million in 2004, an increase of 44% compared with 2003. In addition, income from credit card activity improved, amounting to NIS 197 million, an increase of 13% compared with 2003.

The Segment's expenses totaled NIS 1,038 million, an increase of 8.7% compared with 2003. Most of the increase was in payroll expenses, as a result of the increased bonus to Bank employees for 2004, due to the improvement in the Bank's profitability, the decision to increase the bonus to employees for the previous year, and the agreement signed with the employees during 2004.

In 2004, the level of activity in the Segment increased, due to the improvement in economic conditions, and particularly the increase in the value of assets on the capital market.

The public's assets managed by the Segment totaled NIS 59.7 billion, an increase of 36.1% compared with the average balance in 2003. The average balance of liabilities of the Segment, primarily deposits from the public, amounted to NIS 87.7 billion, an increase of 0.5% compared with 2003.

Set out below are the condensed operating results of the Private Banking Segment:

	For the year ended on December 31, 2004				For the year ended on December 31, 2003			
	Banking & financial services	**Credit cards**	**Capital market[1]**	**Total**	Banking & financial services	Credit cards	Capital market[1]	Total
	NIS millions				NIS millions			
Profit from financing activities before provision for doubtful debts:								
From externals	**813**	**-**	**-**	**813**	790	-	-	790
Inter-segmental	**11**	**-**	**-**	**11**	11	-	-	11
Operating and other income:								
From externals	**150**	**197**	**511**	**858**	140	174	355	669
Inter-segmental	**(25)**	**-**	**-**	**(25)**	(21)	-	-	(21)
Total income	**949**	**197**	**511**	**1,657**	920	174	355	1,449
Provision for doubtful debts	**3**	**-**	**-**	**3**	3	-	-	3
Operating and other expenses:								
From externals	**682**	**117**	**235**	**1,034**	653	111	187	951
Inter-segmental	**4**	**-**	**-**	**4**	4	-	-	4
Operating profit before taxes	**260**	**80**	**276**	**616**	260	63	168	491
Provision for taxes on operating profit	**115**	**36**	**123**	**274**	119	29	77	225
Net profit	**145**	**44**	**153**	**342**	141	34	91	266
Return on equity				**61.8%**				59.9%
Average balance of assets	**4,695**			**4,695**	3,700	-	-	3,700
Average balance of liabilities	**87,748**			**87,748**	87,340	-	-	87,340
Average balance of risk assets	**4,078**			**4,078**	3,254	-	-	3,254
Average balance of provident fund and mutual fund assets	**-**		**38,347**	**38,347**	-	-	26,516	26,516
Average balance of other managed assets	**-**		**21,308**	**21,308**	-	-	17,325	17,325
Margin from credit granting activity				**93**				58
Margin from deposit receiving activity				**654**				675
Other				**77**				68
Total profit from financing activity before provision for doubtful debts				**824**				801

(1) Management fees for provident funds, mutual funds, and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

Some of the Segment's customers maintain accounts with several banks. Customers have high financial wealth, use financial consulting, and are interested in a variety of sophisticated banking products.The resurgence in the capital market during 2004 aroused the need to expand consulting in this area for Segment customers. In addition, this year Segment customers' exposure to investments abroad increased, creating a need to formulate suitable value offers oriented to international markets and increased activity in foreign securities.

Technological changes that may have a material impact on the Segment

In 2004, an innovative advisory system, "Advisor", was set up, combining all currently existing decision making support consulting systems.The system upgrades consultancy sessions to a more professional, high-quality level, and allows automatic transmission of instructions through a connection to information and trading systems, in accordance with and subject to the Advisory Law.

Critical success factors in the Segment

Customer-focused personal service, with a strong emphasis on personal relationships and tailoring to needs.

- Highly flexible service, according to changing market conditions in Israel and worldwide.
- An advanced system of direct banking services (Internet, "Poalim by Telephone", ATMs).
- Professional investment advising, with the aid of advanced decision making support systems.

Main barriers to entry and exit in the Segment

- Establishment of a wide-ranging system of branches deployed throughout the country.
- Training skilled personnel to provide financial advice to customers, in accordance with the directives of the Advisory Law.
- Investments in setup, maintenance, and upgrading of advanced technological means.

Alternatives to the Segment's products and services, and changes

There are no alternatives for the majority of banking products, although there is competition between banking institutions and other financial institutions. The Group principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the basket of banking products.

In regard to improvements in processes that also apply to this Segment, see the corresponding section in the description of the "Households Segment".

Structure of competition in the Segment, and changes

The Private Banking Segment is highly competitive, as reflected in customers' tendency to maintain accounts with several banks (some 40% of the Segment's customers maintain accounts with more than one bank).

Following the growth in capital market activity, competition from portfolio management companies and private brokers has also increased.

New products

The "Structured Advantage family of products" - in 2004, a series of new financial products was launched. These products are a mid-range channel between conservative investments (in guaranteed channels) and speculative investments (in stocks in the capital market), in that they allow investors to benefit from the opportunities of higher yields (relative to conservative yields) while protecting the principal.

In 2004, the Segment expanded the package system launched in early 2003 (without raising package prices). For details regarding the package system, see the corresponding section in the description of the Households Segment.

Customers

Private Banking customers have proven and/or future potential for financial wealth. Customers are divided into eight segments (including foreign residents) based on parameters of age, financial wealth, and/or income level.

Marketing and distribution

The Segment's marketing and distribution are conducted through advertising campaigns in newspapers, on television, on the radio, and on billboards. In addition, marketing and distribution are performed by the Segment's channels: at branches - face to face, by telephone, both through initiated contacts and in response to customers' calls, and via "Poalim by Telephone", both through initiated contacts and in response to customers' calls.

Marketing messages are communicated on the Bank's website, and through direct mailings to customers (account status reports, designated direct mail), self-service stations (ATMs and "Adcan" self service machine), and signs, informational pamphlets, and postcards at the branches.

The Segment is materially dependent on the branches and the "Poalim by Telephone" call center as marketing pipelines.

It is also dependent on advisors to sell products which only advisors may offer. Without consulting services, customers' activity in capital market products is expected to decline.

Competition

Some 40% of private banking customers maintain accounts with more than one bank (dual customers). As a result, competition between banks for these customers is highly aggressive, and is expressed in benefits in account management terms, price levels, advertising campaigns, an emphasis on personal service - the service envelope adapted to customers, investment consulting, and continuous innovative products (sophisticated solutions in Israel and abroad) and technology to deliver leading services.

Competitors in this Segment are the four other major banking groups as well as other banks operating in Israel, foreign banks operating in Israel, and investment houses.

Human capital

In 2004, the average number of employee positions in the Segment amounted to 2,043, of which 1,281 were positions of direct employees of the Segment and 762 were positions of Head Office employees, whose cost of employment was charged to the Segment.

Of the total number of positions of direct employees of the Segment, 330 are positions of investment advisors trained by the Bank and certified in consulting by the Israel Securities Authority. These employees undergo an advisory course at the Bank, preparation for Israel Securities Authority examinations, and a training period working alongside experienced advisors, and receive an advisory license after successfully passing the Israel Securities Authority's examinations.

In addition, external workers are employed by the Segment in basic positions (tellers), after receiving appropriate training to provide service suited to the needs of the Segment's customers. Some 45% of employees of the Segment hold academic degrees.

Restrictions and supervision of the Segment's activity

- For details regarding the regulatory involvement in the area of banking commissions, see the "Other Matters" section.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see Note 20.C.(4)(16) to the Financial Statements.

Legal proceedings

See Note 20 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the recommendations of the Bachar Committee on capital market reform, see Note 31 to the financial statements.

The Small Business Segment

Structure of the Segment

The Small Business Segment provides a range of banking services and financial products to business customers. The Segment operates via branches and sub-branches deployed throughout Israel, as well as through direct channels: the Internet and direct banking (call centers). Some of the activities of the banking subsidiaries (Bank Otsar Hahayal and Bank Massad) are also allocated to this Segment. The Segment also provides services to business customers of the Corporate and Commercial Segments. The principal banking products that the Segment supplies include: current account management services, credit, and credit cards.

The maximal credit authorized in the Segment is $750,000.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Changes in the Segment's volume of activity and net profit

Net profit of the Small Business Segment totaled NIS 39 million, compared with NIS 29 million in 2003, an increase of 34.5%. The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 3.3%, compared with 2.8% in 2003.

The Segment's income totaled NIS 1,112 million, compared with NIS 1,001 million in 2003, an increase of 11.1%, resulting from an increase in profit from financing activities before provisions for doubtful debts and income from commissions in the area of banking and financial services.

The provision for doubtful debts in the Small Business Segment totaled NIS 278 million, compared with NIS 236 million in 2003, an increase of 17.8%.

The Segment's expenses totaled NIS 764 million, compared with NIS 711 million in 2003. Most of the increase was in payroll expenses, as a result of the increased bonus to Bank employees for 2004, due to the improvement in the Bank's profitability, the decision to increase the bonus to employees for the previous year, and the agreement signed with the employees during 2004.

The volume of activity with the Segment's customers increased during 2004. The average balance of assets increased by 8.3%, and amounted to NIS 17.3 billion.

The public's assets managed by the Segment totaled NIS 8.9 billion, compared with NIS 6.9 billion in 2003, due mainly to the increase in activity in the capital market.

Set out below are the condensed operating results of the Small Business Segment:

	For the year ended on December 31, 2004				For the year ended on December 31, 2003			
	Banking & financial services	Credit cards	Capital market[1]	Total	Banking & financial services	Credit cards	Capital market[1]	Total
	NIS millions				NIS millions			
Profit from financing activities before provision for doubtful debts:								
From externals	**706**	**-**	**-**	**706**	628	-	-	628
Inter-segmental	**37**	**-**	**-**	**37**	47	-	-	47
Operating and other income:								
From externals	**284**	**75**	**48**	**407**	254	66	35	355
Inter-segmental	**(38)**	**-**	**-**	**(38)**	(29)	-	-	(29)
Total income	**989**	**75**	**48**	**1,112**	900	66	35	1,001
Provision for doubtful debts	**278**	**-**	**-**	**278**	236	-	-	236
Operating and other expenses:								
From externals	**696**	**44**	**23**	**763**	649	42	19	710
Inter-segmental	**1**	**-**	**-**	**1**	1	-	-	1
Operating profit before taxes	**14**	**31**	**25**	**70**	14	24	16	54
Provision for taxes on operating profit	**6**	**14**	**11**	**31**	7	11	7	25
Net profit	**8**	**17**	**14**	**39**	7	13	9	29
Return on equity				**3.3%**				2.8%
Average balance of assets	**17,273**	**-**	**-**	**17,273**	15,945	-	-	15,945
Average balance of liabilities	**12,929**	**-**	**-**	**12,929**	11,644	-	-	11,644
Average balance of risk assets	**14,256**	**-**	**-**	**14,256**	14,022	-		14,022
Average balance of provident fund and mutual fund assets	**-**	**-**	**6,530**	**6,530**	-	-	4,921	4,921
Average balance of other managed assets	**-**	**-**	**2,412**	**2,412**	-	-	1,997	1,997
Margin from credit granting activity				**448**				371
Margin from deposit receiving activity				**134**				139
Other				**161**				165
Total profit from financing activity before provision for doubtful debts				**743**				675

(1) Management fees for provident funds, mutual funds, and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

There were no changes in the profile of the Segment's customers in the last year. However, there is an accelerating trend of transition to direct banking channels, such as Business Internet and check deposit machines.

Technological changes that may have a material impact on the Segment

2004 was the first year in which the Poalim Business Internet service operated. Thousands of customers joined the service during the year and began using the Internet routinely. The Bank is a pioneer in providing advanced service to business customers allowing a range of online transactions, such as foreign currency transfers, wage payments, and more.

Main barriers to entry and exit in the Segment

- Establishment of a wide-spread network of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities.
- Investments in setup, maintenance, and upgrading of advanced technological means.

Alternatives to the Segment's products and services

There are no alternatives for the majority of banking products, although there is competition between banking institutions and other financial institutions. The Group principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the basket of banking products.

As part of the improvement of processes in the Segment, in order to create a better working environment at the branches and improve customer service, the Bank invested in automated processes for customers in all channels. Some of the improvements were implemented during 2004.

2004 was the first year in which the Poalim Business Internet service operated. Thousands of customers joined the service during the year and began using the Internet routinely. The Bank thereby provides an advanced service to business customers, allowing a range of online transactions, such as foreign currency transfers, wage payments, and more.

Service, accessibility, and availability in the branch network were improved via machines for independent check deposits placed in 40 branches and planned for placement in many more branches in 2005, and the option to order checkbooks through the check deposit machines and the "Adcan" self service machine.

Structure of the competition in the Segment, and changes

Some 30% of the Segment's customers maintain accounts with more than one bank. Most banks operating in Israel compete in this Segment.

Customers

The Small Business Segment handles customers from a wide variety of economic sectors with a low volume of business activity, at a low to medium level of complexity, with the volume of credit per customer up to $750,000.

Marketing and distribution

See the corresponding section in the description of the "Households" Segment.

Competition

Competitors in this Segment are the four other major banking groups as well as medium-sized banks in the system.

Human capital

In 2004, the average number of employee positions in the Segment amounted to 1,302, of which 954 were positions of direct employees of the Segment and 348 were positions of Head Office employees, whose cost of employment was charged to the Segment. The Segment employs permanent employees trained for various roles, according to the banking needs of the Segment's customers.

Some 39% of employees of the Segment hold academic degrees. The Bank's policy is to recruit mainly degree holding employees, so that there is an ongoing upward trend in the rate of degree holders. The Bank also encourages employees to study towards undergraduate and graduate level degrees.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the "Other Matters" section.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see Note 20.C.(16) of the financial statements.

Legal proceedings

See Note 20 to the financial statements.

Objectives and business strategy

- Providing financial solutions personally tailored to customers.
- An optimal mix of personal service and technological means.
- A possibility under consideration is to provide service to some customers of the Segment under the Private Banking Segment, which is better suited to their needs.

The Housing Finance Segment

General

The Housing Finance Segment includes loan-granting activity for the purchase, leasing, expansion, renovation, or construction of residential apartments, and the granting of loans, for any purpose, which are secured by the mortgage of residential apartments.

Structure of the Segment

Until the end of 2003 the Segment's activity was conducted via Bank Mishkan (a wholly owned subsidiary of the Bank), which operated via a central branch and 75 representative offices located in the Bank's branches throughout Israel. Support for the branches was provided through a headquarters unit for sales and post-sale service.

Bank Mishkan merged with the Bank on January 1, 2004, and the headquarters of Bank Mishkan became the Mishkan Division.

The broad deployment of the Bank's branches and the use of additional sales channels, such as "Poalim by Telephone", has improved accessibility to potential customers in the area of mortgages, and allows transitioning to sales in a wide network through multiple channels.

The principal products sold by the Segment are:

- Mortgages from Bank funds: in CPI-linked shekel at fixed or floating interest, in dollar- or Euro-linked shekel, in unlinked shekel (mortgages bearing interest based on the "prime" interest rate).
- Products and services incidental to mortgages, such as the "Annual One Month Vacation", which allows Bank customers to choose one month each year in which mortgage payments are deferred to the end of the loan period. Integrated products are also offered in this category, connecting the area of mortgages with general banking, as in the "Paying Mortgage" (see below).
- Mortgages from Ministry of Finance funds: for holders of entitlements from the Ministry of Construction and Housing.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

The following describes specific restrictions that apply to the Segment:

Mortgage banks customarily register customers, who take out mortgages for life insurance (to ensure loan repayment in case of death) and structure insurance (insurance of the asset against earthquakes, pipe damage, and fire damage), in order to protect the collateral and repayment capability in respect of the housing credit.

In 1998, a petition was submitted to the Supreme Court of Justice against the State, claiming that by registering customers for insurance the banks act as insurance agents, whereas they are not licensed to do so under the Supervision of Insurance Business Law. In its defense against the petition, the State claimed that it intended to regulate under law the banks' activities in registering customers for insurance in the course of granting housing loans. Accordingly, a draft law, under which the sector would be defined as a special agent, was submitted, and approved in the first reading.

In February 2005, a joint policy statement was published by the Supervisor of Insurance and the Supervisor of Banks in the matter of the marketing of life insurance and building insurance in the course of granting housing loans.

Under this arrangement, in order to sell insurance in the course of granting housing loans, banks should establish marketing points in its branches which are separate from other service stations at the bank. The purpose of the arrangement is to separate the loan granting transaction from the insurance sale transaction. The marketing points will not be manned, and the policies will be marketed via an electronic terminal used exclusively for the purpose of insurance in the course of granting housing loans.

The insurance agency to be established will be located outside the bank, and the bank's employees will not be able to serve as its employees. The agency will be wholly owned by the bank. Sale of policies by the agency will be performed by licensed insurance agents.

Beginning in October 2005, banks are to market life insurance and structure insurance in the course of granting housing loans, according to this format only.

Changes in the Segment's volume of activity and net profit

Bank Mishkan merged with the Bank on December 31, 2003, and all operations are carried out within the Bank as of that date. As of the merger date, financing expenses are charged to the Housing Segment for the use of resources which, until that date, constituted the equity capital of Mishkan.

Net profit of the Housing Finance Segment totaled NIS 118 million, compared with NIS 108 million in 2003, an increase of 9.3%. The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 7.9%, compared with 8.6% in 2003.

The Segment's income totaled NIS 427 million, compared with NIS 467 million in 2003.

Operating income totaled NIS 175 million, compared with NIS 192 million in 2003, a decrease of 8.9%, due among other causes to the decline in income from management fees, insurance commissions, and collection commissions for credit based on amount collected.

The provision for doubtful debts totaled NIS 59 million, compared with NIS 84 million in 2003. the 29.8% decrease resulted mainly from increased collection of amounts in arrears.

Operating expenses totaled NIS 155 million, compared with NIS 184 million in 2003.

The volume of the Segment's activity increased during 2004. The Segment executed credit in the amount of NIS 4.6 billion during the year, compared with NIS 3.9 billion in 2003 (an increase of 18%). Credit granted includes credit from Bank funds in the amount of NIS 4.1 billion, compared with NIS 3.4 billion in 2003 (an increase of 20%). Credit granted, as noted, includes credit from government funds in the amount of NIS 555 million, compared with NIS 532 million in 2003 (an increase of 4%).

The average volume of credit for housing managed by the Segment amounted to NIS 26.3 billion, compared with NIS 25.8 billion at the end of 2003. This amount does not include the balance of credit for housing from Ministry of Finance funds to holders of entitlements, in the amount of NIS 9.0 billion on December 31, 2004, compared with NIS 9.1 billion on December 31, 2003.

Developments in the Segment's markets or changes in the profile of its customers

Following are several characteristics, trends, and developments in the Segment over the last year, which influence, and may influence in the future, the Bank's operations in the Housing Finance Segment:

Most leading indices in the construction industry indicate that the recession in the real estate sector continued in 2004. The cancellation of grants to holders of entitlements, and the continued uncertainty on the personal and security levels influenced the continuation of this trend. Conversely, slight economic recovery was recorded, expressed in an increase in GDP, stabilization of wages, and forecasts of an increase in investments. Additionally, the decrease in the interest rate on mortgages and the relatively low dollar exchange rate led to a resurgence in transactions in the market for second-hand apartments.

Refinancing and early settlements - in early 2004, the volume of free market mortgages increased by 12% compared with 2003. This increase is accounted for by the volume of mortgage refinancing, rather than by new apartment purchases, due to the decrease in linked long-term interest rates.

Since taking a mortgage is considered a one-time transaction rather than an ongoing service, competition is high primarily in the area of prices. Due to the reduction in commissions for granting loans to holders of entitlements from the Housing Ministry and the reduced possibilities for receiving entitlement loans, there is a decline in income from commissions on the one hand, but on the other hand an opportunity to recruit customers who previously tended to work with banks oriented towards entitlement loans.

Technological changes that may have a material impact on the Segment

A sales support system is currently in the stages of implementation and absorption at points of sale.

Critical success factors in the Segment

- Advanced computer systems capable of bringing about an improvement in existing and new working procedures.
- Development of new mortgage products adapted to market conditions and customers' needs, and development of integrated products in the areas of mortgages and general retail banking.
- Rational risk management.
- Flexibility and sensitivity to market changes, including regulatory directives.

Main barriers to entry and exit in the Segment

- Capital allocation - a large allocation of regulatory capital is required in order to create a mortgage portfolio with sufficient critical mass to compensate for the investments in setting up infrastructure.
- Establishment of a wide-spread system of branches deployed throughout the country.
- Training skilled personnel, specializing in the various housing loans as well as in the various ordinary banking products and activities.
- Investments in setup, maintenance, and upgrades of advanced technological means.
- Raising of long-term resources is required.

Structure of competition in the Segment, and changes:

The mortgage market is highly competitive, with price the main factor in customers' decision as to where to take out a mortgage. In the last year, mortgage banks have merged with commercial banks, such as Bank Mishkan and Bank Tefahot, further to the trend of acquisitions of small mortgage banks by commercial banks.These processes reduce the number of entities operating in the area of mortgages.

Regulatory changes have increased competition in the market:

- The cancellation of housing assistance grants to entitlement holders led to a diversion of activity to mortgages from bank funds, in which mortgage banks have greater flexibility.
- The reform in the area of property insurance - restriction of the maximum premium that may be collected from customers.
- The reform in insurance in the course of granting mortgages - the transition to sales of insurance in the course of granting mortgages through a designated insurance agency, separating insurance activities from mortgage advisors.

New products

"Paying Mortgage": during 2004, the Segment developed and marketed integrated products for the mortgage and households areas which offer unique value to customers.The most notable product, "Paying Mortgage", is the first to offer significant benefits at the expense of the interest on the mortgage based on the customer's balance of investments at the Bank over the lifetime of the mortgage.

Marketing and distribution

The Housing Finance Segment's products and services are marketed and distributed through the following channels:

Advertising campaigns in newspapers, on television, on the radio, on the Internet, and on billboards. Promotion by the Segment's channels through mortgage advisors at branches, meetings and initiated and responsive telephone calls, messages communicated on the website, direct mailings to customers (account status reports, designated direct mail), self-service stations (ATMs and "Adcan" self service machines), signs, informational pamphlets, and postcards at the branches, and the call center.

In addition, marketing is performed through contractors at sales sites of housing projects.

Competition

Competitors are the four other major banking groups as well as other banks operating in Israel, designated mortgage banks (Leumi Mortgage Bank Ltd., Tefahot Israel Mortgage Bank Ltd., and others), and insurance companies.

The intense competition in the mortgage market has contributed to an ongoing decline in financial margins in the mortgage market in recent years.

Framework agreement for assistance to entitlement holders in 2004: the Bank won a Ministry of Finance tender to execute assistance to entitlement holders. A new agreement was signed, under which, inter alia, a lower commission was set for the execution of these loans. This grants the Bank a better opening position in competing for entitlement loans.

The entry of additional entities into the area of mortgage consulting and increased competition: over the last year, there has been a trend of increasing strength of consulting entities offering services in the area of mortgages to private customers. These entities conduct the process of negotiating with mortgage banks on the customer's behalf, thereby increasing competition in the industry. This process is expected to gain momentum, reinforced by insurance advisors and others attempting to enter the field.

Decrease in income from commissions for insurance in the course of granting mortgages: as a result of aggressive marketing efforts by insurance companies offering insurance for mortgages, and due to the low prices offered to young customers in the field of life insurance, mortgage banks' income was impaired. The regulatory model for insurance in the course of granting mortgages is expected to reinforce this trend.

Decrease in the rate of operating commissions for collecting credit from Ministry of Finance funds: the erosion of these commissions in recent years has led to a situation in which new loans are granted with low collection commissions, while loans to entitlement holders from Ministry of Finance funds granted in the past, with high collection commissions, are settled. Over the years, the weight of loans with low commissions has increased, and the weight of loans with high commissions has decreased. This has necessarily led to a downward trend in this item of mortgage banks' income, which is expected to continue.

Main methods of coping with competition:

- Leveraging the Segment's abilities resulting from the merger of Mishkan with the Bank: a wide-spread network of branches, improved work and management processes, investments in new systems, and the ability to use greater regulatory capital.
- Comprehensive view of the customer - risk management and analysis of repayment ability, integration of mortgages with banking products, and creation of baskets of products with an emphasis on competitive prices.

Human capital

In 2004, the average number of employee positions in the Segment amounted to 335, of which 304 were positions of direct employees of the Segment and 31 were positions of Head Office employees, whose cost of employment was charged to the Segment. Of the total number of positions of direct employees of the Segment, 144 are positions of direct employees working within headquarters units engaged in sales and management of loans, and 160 are mortgage advisors working in customer service at mortgage units in the Segment's branches throughout Israel.

Over 50% of the Segment's employees hold academic degrees, have training in the areas of financing, and are skilled in sales and customer service. Employees receive training relevant to the field and necessary specialization from experienced employees.

Restrictions and supervision of the Segment's activity

Proper Conduct of Banking Business Directive No. 451, regarding "Regulations for Granting Housing Loans", applies to the granting of housing loans. The directive refers to all stages of managing the housing loan at the bank, from the first time the customer expresses an interest in taking out the loan, through granting the loan by the bank, to settlement. Among other things, the Directive stipulates various instructions with regard to providing information to those interested in obtaining housing loans, the manner of approving the housing loan, the collateral required by the bank, transferring the mortgage from one collateral to another, life and property insurance which the bank may require as a guarantee for the loan, the manner of settlement of the loan by the customer, and settlement of accounts between the customer and the bank.

Collaboration agreements

Collaboration agreements with insurance companies: the Bank plans to operate an insurance agency under the new regulatory model. For the purpose of selling insurance in the course of granting housing loans, the Bank has contacted several leading insurance companies in the market. The agency will offer borrowers the purchase of policies from insurance companies, by presenting the insurance proposals of each company. The customer will select the most suitable proposal.

Note: this constitutes forward-looking information. This information is based on the Bank's plans, as they are at this point in time. Delays in granting operating licenses, the lack of a sufficient number of insurance agents, and additional difficulties not currently foreseeable may delay or prevent the plan to establish and operate the insurance agency.

Legal proceedings

See Note 20 to the financial statements.

Information regarding an exceptional change in the Segment's business

Operation of the regulatory model for insurance in the course of granting mortgages - for further details, see the section on "Legislative restrictions, regulations, and special constraints applicable to the Segment".

The Commercial Segment

General

The Commercial Segment provides a range of banking services to middle market business customers that utilize credit lines of up to $10 million. In certain cases, subject to the decision of the appropriate authorities at the Bank, the Segment also handles borrowers with credit greater than $10 million.

The Segment's products and services are adapted to customers' business needs and include the range of credit products: loans, guarantees, and letters of credit, along with investment services in the different channels: foreign currency, shekels, securities, etc.

Customers' activities are directly influenced by economic conditions, the growth rate, the level of demand, and developments in the different economic sectors. The years of economic slowdown significantly impacted the condition of borrowers in the Segment. The cumulative effect of this period is reflected, among other things, in the high provision for doubtful debts, particularly in 2003. In 2004, the Segment's customers, most of whom operate in the local market, were influenced by the recovery enjoyed by several economic branches, and their condition improved. Nonetheless, the ongoing slowdown is still felt in the construction industry, which affects borrowers in the Segment operating in this area. The growth rate and level of demand in the economy in the coming years will remain a significant factor impacting the results of operations of the Segment's customers.

Structure of the Segment

The Segment operates via eight Business Centers deployed throughout Israel, as well as through the subsidiary Bank Otsar Hahayal. Up until the middle of 2004, operations were also conducted via Continental Bank, which ceased to operate as a bank during the year.

Several work teams operate within each Business Center, and are responsible for managing routine business relationships with customers. Each team is headed by a Customer Relations Manager, whose main banking specialization is in the area of business credit.

In addition, each Business Center has a certified investment manager, responsible for providing investment services to customers. Each Business Center also has a legal advisor who accompanies business activities and provides relevant legal consulting.

Segment customers' accounts are managed at the Bank's branches, which provide all required operating banking services.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Changes in the Segment's volume of activity and net profit

Net profit of the Commercial Segment totaled NIS 67 million, compared with NIS 3 million in 2003, due mainly to a sharp decline in the provision for doubtful debts.

The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 6.5%, compared with 0.3% in 2003.

The Segment's income totaled NIS 564 million, compared with NIS 566 million in 2003.

The provision for doubtful debts totaled NIS 190 million, compared with NIS 317 million in 2003. The decrease in the provision for doubtful debts resulted from high provisions in 2003, due to the ongoing effects of the recession in the Israeli economy and the security-related events.

The Segment's expenses totaled NIS 251 million, compared with NIS 247 million in 2003.

The public's assets managed by the Segment totaled NIS 5.1 billion, compared with NIS 4.3 billion in 2003, an increase of 19.3%.

Developments in the Segment's markets or changes in the profile of its customers

The operations of most of the Segment's customers are conducted in the local market. However, the Segment also handles customers engaged in imports and exports. The main economic sectors in which the Segment operates are: industry, commerce, and real estate. Macro-economic processes relevant to these sectors impact the operations of the Segment's customers, as do changes at the global level, such as changes in currency exchange rates, changes in prices of imported raw materials, etc. In general, customers' activities are characterized by continuity, and may be described as traditional economic activity, with slow, undramatic changes.

Technological changes that may have a material impact on the Segment

The Segment makes use of technological systems to manage processes of analyzing customers' condition, control, and marketing. The Bank is implementing an ongoing process of improvement in these systems. The process also includes components relevant to handling the Segment's customers. The enhancement of the quality and sophistication of the Bank's systems is an important factor in improving the level of service to the Segment's customers and in creating additional possibilities for expanding activities with them.

Critical success factors in the Segment

- Identification of and adaptation to customers' needs - correctly identifying the customer's full range of banking needs, correctly suiting banking products to business needs, and providing them in real time.
- The ability to provide comprehensive service suited to each customer - reducing the gap between the customer's expectations of the level of service provided and the actual level of service (response time, professionalism, etc.), based, among other things, on technological capabilities for service delivery.
- The ability to manage and perform risk control (primarily credit risks) in real time - credit risk is the most significant risk factor in the Segment's operations. Management of these risks and an appropriate control system are essential to the minimization of this risk, to the extent possible, and to attaining suitable profitability in the Segment's operations.

Main barriers to entry and exit in the Segment

- Establishment of a wide-ranging system of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities.
- Investments in setup, maintenance, and upgrades of advanced technological means.

Alternatives to the Segment's products and services, and changes

There are no alternatives for the majority of banking products, although there is competition between banking institutions and other financial institutions. The Group principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the basket of banking products.

With regard to improvements in processes that also apply to this Segment, see the corresponding section in the description of the Households Segment.

Structure of competition in the Segment, and changes

The Segment's banking operations are characterized by a high level of competition between a relatively large number of entities. Competition exists for the full range of activities conducted by the Segment's customers.

In credit - competition is reflected both in the interest rates and commissions offered to customers by competing banks, and in the level of exposure (amount of credit versus required collateral) which competitors are willing to approve.

In investments - competition is expressed in the level of service, consulting, and prices. Competitors in this area in addition to banks, are, among others, public and private bodies such as investment houses and advisors.

Customers

The main criterion for handling customers within the Commercial Segment is the extent of the approved credit line: between $750,000 and $10 million. In certain cases, as relevant, the Segment also handles customers outside these boundaries, in the event that the nature of their business activities or their potential for future activities are appropriate for the Segment.

Marketing and distribution

Marketing of banking products and services and distribution to customers are conducted through Business Centers and through the network of branches at which customers' accounts are managed.

The communication channels used in local banking are available to customers, such as branches, "Poalim by Telephone", Internet, etc. Marketing activities are conducted via unmediated contact between Bank employees and customers, without material dependence on external entities to the Bank.

Competition

The level of competition in the Segment is high, encompassing the four major banking groups as well as medium-sized banks. Competition applies to service, prices, and the professional level at which customers' needs are handled. The principal competitor in this Segment is Bank Leumi.

Human capital

In 2004, the average number of employee positions in the Segment amounted to 433, of which 180 were positions of direct employees of the Segment and 185 were positions of Head Office employees, whose cost of employment was charged to the Segment.

Permanent workers trained for various roles, according to the Bank's needs, are employed at the branches. In addition, external workers are employed in basic positions (tellers), after receiving appropriate training.

Most of the employees are required to have a high level of professional proficiency in the area of business, primarily in credit and investments. Over 70% of the Segment's employees hold academic degrees.

Events or matters outside the Segment's ordinary course of business

With regard to the recommendations of the Bachar Committee on capital market reform, see Note 31 to the financial statements.

The Corporate Segment

General

2004 was marked by growth in economic activity of the business sector. The business product grew 6%, by Central Bureau of Statistics estimates. The growth was felt in most sectors of the economy, with the exception of the construction industry, in which activity continued to contract. The economy benefited from a high rate of growth in the global economy and a renewal of investments in technology, which led to a sharp increase in exports. The improvement in the geopolitical situation increased demand locally, and recovery was noted in investments in economic sectors.

The Corporate sector underwent a process of streamlining during the recession years, and its competitive capability improved. The economy enjoys a high level of financial stability, and the short- and long-term real interest rates have greatly decreased.

The operations of the Bank's Corporate Segment will be influenced by the growth rate and level of demand in the economy, the global level of demand, developments in the local construction industry, and developments in interest rates.

Structure of the Segment

The Corporate Segment mainly operates through the Corporate Division within the Corporate Area. The Corporate Division provides a range of banking services to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The segment is divided into four sectors that are handled by Customer Relations Managers (CRMs), specializing in specific areas. Customer Relations Managers coordinate all banking services to customers affiliated with their activity. The Corporate Division includes a unit specializing in handling foreign trade transactions for business customers.

The various banking services are provided to the Segment's customers via the network of branches. The products and services of the Segment are adapted to the requirements of the Segment's customers, and mainly include financing of current operations as well as financing of investments, financing of infrastructure projects, project finance in the construction industry, financial services, foreign trade activity, and transactions in derivative financial instruments.

In addition, the Corporate Area contains the Special Credit Division, which coordinates the handling of customers in financial difficulties and assists in their restructuring, and the Commercial Debt Division.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

The following describes specific restrictions that apply to the Segment:

Under Proper Conduct of Banking Business directives, a restriction applies to the permitted level of indebtedness of a single borrower or a group of borrowers, the total aggregate indebtedness of the six largest groups of borrowers at the Bank, and the indebtedness of customers defined as "related persons" of the Bank. These restrictions may impact the manner and volume of the Corporate Segment's operations with these customers.

The Basle Committee published a set of new directives under "Basle II", which will take effect towards the end of 2006, in certain countries. At this stage, the Bank of Israel has published guidelines for ranking customers as part of the preparation for Basle II. The Bank has started to prepare and study this topic.

Changes in the Segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 363 million, compared with NIS 95 million in 2003, mainly due to a decrease in the provision for doubtful debts.

The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 5.1%, compared with 1.5% in 2003.

The Segment's income totaled NIS 2,050 million, compared with NIS 2,066 million in 2003.

The provision for doubtful debts totaled NIS 1,018 million, compared with NIS 1,506 million in 2003. The specific provision for doubtful debts resulted from the ongoing effects of the recession in the Israeli economy and security-related events, ongoing damage to repayment capability, and erosion of borrowers' collateral in the different economic sectors. The decrease in the provision for doubtful debts in 2004 was influenced, among other factors, by the reduction in specific provisions for doubtful debts recorded in the past. However, the provision for doubtful debts in the construction industry increased significantly, as a result of conditions in the industry, which has yet to show significant signs of recovery. The increase in the provision for doubtful debts led to a loss in the amount of NIS 136 million in the construction and real estate sector, compared with a net profit of NIS 17 million in 2003.

The Segment's expenses totaled NIS 379 million, compared with NIS 385 million in 2003. The average balance of the Segment's assets (primarily credit to the public) amounted to NIS 93.5 billion, similar to the balance at the end of 2003.

The public's assets managed by the Segment totaled NIS 40.8 billion, compared with NIS 37.3 billion at the end of 2003.

Set out below are the condensed operating results of the Corporate Segment:

	For the year ended on December 31, 2004				
	Banking & financial services	Credit cards	Capital market[1]	Construction and real estate	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
From externals	**1,247**	**-**	**-**	**358**	**1,605**
Inter-segmental	**237**	**-**	**-**	**-**	**237**
Operating and other income:					
From externals	**116**	**6**	**36**	**21**	**179**
Inter-segmental	**(29)**	**-**	**-**	**-**	**(29)**
Total income	**1,629**	**6**	**36**	**379**	**2,050**
Provision for doubtful debts	**435**	**-**	**-**	**583**	**1,018**
Operating and other expenses:					
From externals	**229**	**3**	**19**	**42**	**293**
Inter-segmental	**86**	**-**	**-**	**-**	**86**
Operating profit (loss) before taxes	**879**	**3**	**17**	**(246)**	**653**
Provision for taxes on operating profit (loss)	**391**	**1**	**8**	**(110)**	**290**
Net profit (loss)	**488**	**2**	**9**	**(136)**	**363**
Return on equity					**5.1%**
Average balance of assets	**71,646**	**-**	**-**	**21,846**	**93,492**
Average balance of liabilities	**11,890**	**-**	**-**	**1,291**	**13,181**
Average balance of risk assets	**74,841**	**-**	**-**	**16,605**	**91,446**
Average balance of provident fund and mutual fund assets	**-**	**-**	**15,356**		**15,356**
Average balance of other managed assets	**-**	**-**	**25,407**		**25,407**
Margin from credit granting activity					**1,198**
Margin from deposit receiving activity					**47**
Other					**597**
Total profit from financing activity before provision for doubtful debts					**1,842**

(1) Management fees for provident funds, mutual funds, and securities activity.

	For the year ended on December 31, 2003				
	Banking & financial services	Credit cards	Capital market[(1)]	Construction and real estate	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
From externals	1,243	-	-	306	1,549
Inter-segmental	314	-	-	-	314
Operating and other income:					
From externals	119	6	33	22	180
Inter-segmental	(23)	-	-	-	(23)
Total income	1,699	6	33	328	2,066
Provision for doubtful debts	1,253	-	-	253	1,506
Operating and other expenses:					
From externals	217	3	20	44	284
Inter-segmental	101	-	-	-	101
Operating profit before taxes	128	3	13	31	175
Provision for taxes on operating profit	59	1	6	14	80
Net profit	69	2	7	17	95
Return on equity					1.5%
Average balance of assets	71,351	-	-	22,164	93,515
Average balance of liabilities	11,980	-	-	1,224	13,204
Average balance of risk assets	73,087	-	-	20,003	93,090
Average balance of provident fund and mutual fund assets	-	-	14,316	-	14,316
Average balance of other managed assets	-	-	23,030	-	23,030
Margin from credit granting activity					1,171
Margin from deposit receiving activity					53
Other					639
Total profit from financing activity before provision for doubtful debts					1,863

(1) Management fees for provident funds, mutual funds, and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

In 2004, the Segment's customers continued to adjust their activity to the more moderate growth rates in the economy, which influenced the decline in the volume of credit granted to them.

Technological changes that may have a material impact on the Segment

The information systems used by the Corporate Segment are designed to assist analysis, control, and marketing processes. The Corporate Segment continually works to improve and update the technological systems it uses.

Critical success factors in the Segment

The critical success factors in the Segment are: risk management and control (with an emphasis on credit risks), high-quality service and customer relations, with response to customers' diverse needs, investment in professional training for employees, and technological and process improvements.

Main barriers to entry and exit in the Segment

Activity in the Corporate Segment requires familiarity with its customers over a long period of time, including their financial data and the collateral they have provided to the Bank, monitoring and control of the different risks, as well as appropriate capital allocation and compliance with the regulatory restrictions that apply to the Segment. This requires training high-quality, skilled personnel and acquiring a high level of technological capability in order to cope with the complexity of the Segment.

Alternatives to the Segment's products and services, and changes

Alternative financing sources, offered by non-banking financial entities, particularly institutional entities, have developed as an alternative to banking credit for Corporate Segment customers. The alternative products offered are public and private issues of shares, bonds, and other securities, in the capital markets in Israel and abroad, as well as credit granted by these entities.

Structure of competition in the Segment, and changes

Intense competition exists in the Segment from the four other major banking groups in Israel, as well as from foreign banks (HSBC, Citigroup), which are expanding their operations in Israel. In recent years, increased involvement by institutional entities has been apparent in this sector, such as insurance companies (Migdal and Phoenix) and pension funds.

New products

The Corporate Segment has an interest in offering the purchase of participation in credit granted by the Bank to banking and non-banking financial entities. A transaction of this kind was carried out in 2004, in the sale of a loan provided by the Bank to several financial entities.

Customers

The Segment's customers are large companies in the Israeli economy in the various economic sectors. Borrowers belonging to this Segment have a volume of banking credit in excess of $10 million for each customer.

Marketing and distribution

The Corporate Segment's activity with its customers is coordinated by Customer Relations Managers (CRMs), who are in continuous contact with the customers in order to respond to their banking needs, market bank products, and tailor financing solutions to various transactions.

Competition

There is a relatively high level of competition in this area, reflected in service, prices, and rapid response. The Bank Group competes in this area against the four other major banking groups in Israel, as well as foreign banks with representative offices in Israel (HSBC, Citigroup) and institutional entities (e.g., insurance companies such as Migdal and Phoenix).

Human capital

In 2004, the average number of employee positions in the Segment amounted to 638, of which 470 were positions of direct employees of the Segment and 168 were positions of Head Office employees, whose cost of employment was charged to the Segment.

Some 65% of the Segment's employees hold academic degrees. In the Corporate Division, in which the majority of the Segment's banking activity is concentrated, the rate of degree holders is approximately 80%. Employees routinely receive appropriate professional training at the Bank.

In their work in the Segment, employees are required to be able to analyze financing requests and customers' financial strength, cope with complex transactions, and provide high-quality service to the Segment's customers.

Objectives and business strategy

The Segment's business objectives are focused in several areas:

- Continuing to provide service and respond to customers' needs.
- Managing the credit portfolio and monitoring the risk profile.
- Continuing to improve the technological infrastructure supporting analysis, control, and marketing processes.

Events or matters outside the Segment's ordinary course of business

In June 2004, the Foundations of Budget Law (Amendment 31 and Ad Hoc)-2004 was published. The law states that local authorities undergoing recovery or difficulties, based on the definitions of the terms under the law, shall open special accounts, in which funds for the recovery from the Ministry of the Interior and from the local authorities' own income will be deposited. The law stipulates that the funds deposited in these special accounts are designated solely for specific purposes. The law protects these funds from foreclosure and realization of liens.

For further details, see the "Credit Risks" section.

The International Activity Segment

General

The International Activity Segment includes the Bank and the Bank Group's activity abroad, which is conducted via the Bank's branches in the USA and the UK, the International Private Banking Center in Israel, subsidiaries in Switzerland, the USA, and the UK, and representative offices of the Bank in additional international locations.

The Bank's activity abroad is centered on private banking and on the corporate sector. Corporate sector activity includes the granting of credit to local and foreign borrowers, principally by means of purchasing participations in credit consortiums coordinated by leading banks abroad, mainly to borrowers rated as investment grade, granting of credit to borrowers with an Israeli affinity, and investment in bonds. In private banking activities, the Bank provides advanced, professional products and services, including investment products and global asset management, to high net worth customers abroad.

Structure of the Segment

Global Private Banking and international activity in Europe:

Subsidiaries:

- Bank Hapoalim (Switzerland) Ltd., a subsidiary engaged in the provision of private banking services to international customers. Bank Hapoalim Switzerland operates via three branches, in Zurich, Geneva, and Luxembourg.
- Bank Hapoalim (Luxembourg) S.A., engaged in financial and banking activity in and outside of Luxembourg. The bank participates in the granting of loans via international syndicates as well as loans to Israeli customers.
- Bank Hapoalim Latin America, engaged in the provision of private banking services to the Bank's customers in South America. Bank Hapoalim Latin America operates via two branches in Uruguay (Montevideo and Punta del Este).
- Poalim Asset Management (hereafter: "PAM") - an asset management company responsible for initiating, selecting, marketing, and professional support for investment products marketed to Global Private Banking customers worldwide.

Branches:

- The International Private Banking Center in Israel - a branch engaged in the provision of private banking services to foreign residents.
- UK branches - in London and Manchester, engaged in private banking and corporate banking.
- USA branches - the Miami branch is engaged in private banking. In addition, a private banking department operates in New York. In 2005, private banking activities in the USA are planned to be unified and located in Miami.

Representative offices:

- The Bank's representative offices are located in Latin America, Canada, Europe, and Australia.

Corporate banking:

Corporate banking is conducted in the United States via the New York and Chicago branches, and in the UK via the London and Manchester branches. The principal activity is in the provision of credit to large companies, directly or through the purchase of participation in credit consortiums coordinated by leading banks. The corporate policy is to participate in financing packages for companies which have a high rating, given by the international rating agencies Standard & Poor's or Moody's.

Corporate banking specializes in structured finance, as well as in credit derivatives and CDOs (bonds backed by assets), backup lines for issuing commercial paper, and leasing transactions.

In addition, the branches provide comprehensive financial services to large Israeli companies operating in the United States and England, including credit, foreign trade, investments, and trading room services.

The New York branch also provides FDIC deposit insurance coverage to its customers, similar to American banks.

Legislative restrictions, regulations, and special constraints applicable to the Segment:

The operations of the International Segment in different countries is subject to regulatory supervision by various governmental agencies in the relevant countries.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 291 million, compared with NIS 208 million in 2003. The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 9.0%, compared with 7.4% in 2003. The improvement in profitability mainly derived from high profits of Signature Bank, which contributed NIS 104 million, compared with NIS 10 million in 2003.

The public's assets managed by the Segment totaled NIS 26.5 billion, an increase of 33.1% compared with the average balance in 2003.

Set out below are the condensed operating results of the International Activity Segment:

	For the year ended on December 31, 2004						
	U.S branches	U.K. branches	International private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
Profit from financing activities before provision for doubtful debts	**355**	**120**	**37**	**82**	**330**	**25**	**949**
Operating and other income	**78**	**1**	**47**	**146**	**54**	**88**	**414**
Total income	**433**	**121**	**84**	**228**	**384**	**113**	**1,363**
Provision for doubtful debts	**21**	**12**	**-**	**-**	**14**	**-**	**47**
Operating and other expenses	**291**	**87**	**25**	**134**	**257**	**84**	**878**
Operating profit before taxes	**121**	**22**	**59**	**94**	**113**	**29**	**438**
Provision for taxes on operating profit	**55**	**3**	**26**	**41**	**(11)**	**13**	**127**
Operating profit after taxes	**66**	**19**	**33**	**53**	**124**	**16**	**311**
Minority interest's share in profits of consolidated companies	**-**	**-**	**-**	**-**	**(20)**	**-**	**(20)**
Net profit	**66**	**19**	**33**	**53**	**104**	**16**	**291**
Return on equity							**9.0%**
Average balance of assets	**25,250**	**7,792**	**665**	**8,296**	**11,051**	**7,865**	**60,919**
Average balance of liabilities	**23,681**	**7,294**	**6,372**	**7,443**	**9,915**	**6,976**	**61,681**
Average balance of risk assets	**22,768**	**7,121**	**420**	**4,484**	**4,248**	**762**	**39,803**
Average balance of provident fund and mutual fund assets	**-**	**-**	**598**	**-**	**-**	**3,577**	**4,175**
Average balance of other managed assets	**3,812**	**91**	**3,270**	**11,456**	**3,402**	**253**	**22,284**

	U.S branches	U.K. branches	International private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	For the year ended on December 31, 2003						
	NIS millions						
Profit from financing activities before provision for doubtful debts	385	136	35	70	171	17	814
Operating and other income	79	-	35	127	53	52	346
Total income	464	136	70	197	224	69	1,160
Provision for doubtful debts	35	22	-	-	9	-	66
Operating and other expenses	248	63	18	118	201	62	710
Operating profit before taxes	181	51	52	79	14	7	384
Provision for taxes on operating profit	84	18	22	39	4	9	176
Net profit (loss)	97	33	30	40	10	(2)	208
Return on equity							7.4%
Average balance of assets	29,957	9,694	487	6,666	6,189	8,455	61,448
Average balance of liabilities	28,577	9,270	6,200	6,026	5,680	7,870	63,623
Average balance of risk assets	24,280	7,531	242	4,336	2,475	533	39,397
Average balance of provident fund and mutual fund assets	-	-	278	-	-	2,505	2,783
Average balance of other managed assets	3,111	64	2,603	8,254	2,831	235	17,098

Developments in the Segment's markets or changes in the profile of its customers

Global Private Banking:

The emphasis in 2004 was on expanding the assets of Global Private Banking customers held at the Bank, with the strategic objective of enlarging the share of customers with asset portfolios of over $1 million. As at December 31, 2004, accounts exceeding $1 million comprise 10% of all accounts of Global Private Banking customers (compared with 8% in the previous year). The rate of their assets out of the total assets of Global Private Banking customers was 71% (compared with 61% in the previous year).

Corporate banking in the USA:

2004 was marked by continued improvement in economic conditions in the USA, which influenced a decrease in credit margins, on the one hand, and an improvement in the condition of problematic borrowers, on the other hand.

Technological changes that may have a material impact on the Segment

A new system came into operation in 2004, for the production of uniform customer printouts for all Global Private Banking branches, in several languages, in accordance with international standards. The project is scheduled for completion during 2005.

In addition, this year the Bank's general international website was launched, which includes the Global Private Banking website, providing the Bank's customers abroad with current up-to-date information about the products and services provided by the Bank's various offices.

A project was begun towards the end of the year, with the aim of enabling customers to obtain information about their accounts over the Internet, adjusted to the new customer printout noted above. This service is expected to begin operating during 2005.

Corporate banking in the USA:

An infrastructure project, replacement of the credit management software, began during 2004. The project is scheduled for completion during 2005, and will improve the functioning of the credit system.

Critical success factors in the Segment

- High professional level of employees.
- Providing personal service, focused on customers' needs.
- A wide variety of products, carefully selected from the world's best producers in accordance with the "open architecture" policy (i.e., offering banking products produced by others), implemented through PAM; tailoring the supply of products to customers' tastes and to customary international standards in the industry.
- Central management of Global Private Banking units worldwide.
- Relationships with leading local banks, for participation in syndication transactions.

Main barriers to entry and exit in the Segment

- Establishment of an infrastructure with wide geographical deployment, including offices and branches around the world.
- Employing professional, skilled personnel.
- A system of product distribution and initiation.
- The need for a large enough portfolio of managed assets to justify the costs of setting up the infrastructure.

Customers

Global Private Banking customers are private, high net worth customers, usually foreign residents with an Israeli/Jewish affinity.

Business customers are large local and Israeli companies. Most of the local companies are rated as Investment Grade.

Marketing and distribution

Global Private Banking marketing is conducted via two main channels: through the network of representative offices located in the customers' countries, and through CRMs (Customer Relations Managers) travelling from branches to customers in various countries.

Competition

Competition is primarily focused on providing a high level of personal and professional service, to create a long-term committed relationship with the customer; a range of products and services not inferior to those offered by competitors; and the ability to respond rapidly to changes in the market and in customers' tastes.

Global Private Banking is characterized by a high level of competition, which is increasing over time. The segment of high and very high net worth customers is highly attractive to many financial institutions.

Competitors in this area are Swiss private banking banks, American investment banks operating abroad, and Israeli banks operating abroad.

Human capital

In 2004, the average number of employee positions in the Segment amounted to 1,009, of which 424 were positions of direct employees of the Segment and 585 were positions of Head Office employees, whose cost of employment was charged to the Segment.

Of the total number of positions of direct employees of the Segment, 34 are positions of direct employees arriving from Israel. Israeli assignees serve in senior management positions, and are responsible for the operations of their units abroad.

The Bank's employees abroad are experts in private banking or in international credit products. Many of them hold academic degrees. In order to comply with the standards dictated by the global market, employees receive training and enrichment in the areas of their work as well as in the local regulatory requirements.

Taxation

According to the agreement with the tax authorities in Israel, the income of most banking subsidiaries operating abroad are added to taxable income of the Bank in Israel. In accordance with the agreement, income is added based on the rate of the Bank's holdings in each company, such that the rate of tax paid by the Bank in Israel in respect of the income shall be the lower of:

- Taxation of the accounting profits by the tax rate applicable to the Bank in Israel, crediting the tax expenditures abroad.
- A tax rate of 25% on the accounting profits of the company operating abroad, with the addition of a profit tax.

Collaboration agreements

The Bank has a collaboration agreement with the worldwide Frank Russell company. Under the agreement, the Bank, through PAM, markets a range of funds managed by Frank Russell to Global Private Banking customers, based on a sophisticated model for selecting the best portfolio managers operating in each sector and market.

PAM-Russell funds currently include 10 funds managing total assets of over $1 billion.

Objectives and business strategy

Objectives and strategy for Global Private Banking:

The key challenge facing Global Private Banking in 2005: reorganization of private banking activities in the U.S. branches, primarily by transferring the center of private banking activity to Miami. The goal of the reorganization is to attain growth in the customer portfolio and to improve profitability.

Corporate banking:

The bank intends to improve profitability and increase its return on equity, through rational management of the credit risk portfolio and granting full banking services to Israeli companies and Israeli institutional investors operating abroad.

Events or matters outside the Segment's ordinary course of business in regard to the police investigation concerning allegations of money laundering, see "Other Matters".

General

The activity of this Segment includes the Bank's proprietary management (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, and transactions in derivative instruments), management of market, linkage base, and liquidity exposures resulting from the Bank's customers' business, and support for the development and pricing of sophisticated financial products.

In addition, the Segment provides trading room services to customers of the other Segments.

Structure of the Segment

The Segment's business activity was concentrated under the Global Treasurer this year, who is responsible for management of the Bank's assets and liabilities in Israel and worldwide, as well as the activity of the trading rooms in Israel, London, and New York. The Global Treasurer reports to the member of the Board of Management responsible for the Financial Area.

Treasury activities include the Asset and Liability Management in Israel Division, which is responsible for the financial management of the Bank's balance sheet in Israel, and coordinates the management of financial assets and liabilities at the global level. Also operating is the Trading Room Division, responsible for the trading room in Israel and for coordinating trading activities in foreign currency and derivatives at branches abroad. The Heads of trading at the Bank's New York and London branches also report to the Global Treasurer.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 130 million, compared with NIS 102 million in 2003.

The Segment's income totaled NIS 359 million, compared with NIS 293 million in 2003. The Segment's income mainly derives from profits from the realization of bonds, management of the Bank's financial capital, and profits from positions in derivative financial instruments.

Technological changes that may have a material impact on the Segment

The Financial Management Segment is technology-intensive. Accordingly, technological changes influencing the Segment occur routinely. In recent years, several such processes may be noted, such as the widespread distribution of financial information in real time and the ability to execute transactions instantly, regardless of geographical location.

The principal investments carried out by the Segment are in information systems. In recent years, the principal investment is in two main projects: a new trading room, and the ALM (asset and liability management) project.

The trading room project is designed to improve the handling of a wide range of products by the trading room, in terms of both the execution and the operation and control of the transaction.

The ALM project is aimed at providing improved capability for the analysis of the Bank's balance sheet risks.

Critical success factors in the Segment

The most significant success factor in the area of financial management is the quality of human resources; those employed in this area must have high analytical abilities.

Another critical success factor is high-quality automated systems, both in the area of transaction execution and in the area of information and analysis.

The financial management field is strongly interfaced with most areas of the Bank's corporate activities. Thus the success of its activity naturally depends on Inter-segmental cooperation within the Bank.

Main barriers to entry and exit in the Segment

The main entry barriers to the Financial Management Segment derive from the need for large investments in information systems, compliance with the extensive regulations in the field, and the ability to recruit high-quality professional personnel.

In addition, the ability to provide service to large customers is also derived from the Bank's relative size and its ability to supply liquidity in the different areas of activity. Accordingly, in certain areas of activity and in certain types of transactions, size is an advantage.

Alternatives to the Segment's products and services, and changes

The level of sophistication in Israel's financial markets has steadily increased in recent years. This trend is particularly notable in the expansion of the basket of products available to investors and operators in the market. Various types of tradable instruments and derivative instruments are becoming more accessible. Examples of such instruments are exchange-traded funds, structured deposits, exotic options, and others.

Naturally, alongside the expansion of existing opportunities via a larger and more sophisticated basket of products, these instruments also represent an alternative to existing products and services.

Structure of competition in the Segment, and changes

Competition is extensive and intense in the area of trading room activities carried out by the Financial Management Segment. The principal competitors in this activity are the four major banking groups in Israel, foreign banks, and other financial companies specializing in this field.

New products

The Financial Management Segment continually innovates new products. In recent years, a series of complex products have been added to the basket of products in Israel, including exotic options and derivatives, credit derivatives, and sophisticated interest products. In addition, the use of structured products has increased in the last two years, including deposits or bonds whose terms of interest are determined by the terms of a derivative embedded in the debt instrument.

Customers

The Segment provides diverse services to all customers of the other Segments at the Bank, both through the network of branches and Customer Relations Managers, and through direct contact with large customers.

Human capital

In 2004, the average number of employee positions in the Segment amounted to 189, of which 124 were positions of direct employees of the Segment and 65 were positions of Head Office employees, whose cost of employment was charged to the Segment. Of the total number of positions of direct employees of the Segment, 94 are positions of direct employees in the ALM Division, trading rooms, and the Operations and Control Unit in Israel (there are 17 additional employees in London and New York).

The Financial Management Segment is oriented towards high-quality personnel. Accordingly, there is considerable competition for the services of high-quality employees, from local banks, foreign banks, other financial entities, and business concerns. This is particularly apparent in the area of trading rooms. The Bank has therefore formulated a unique employment and compensation model for trading room employees, which closely links achievement to compensation.

Collaboration agreements

During the routine course of business, the Bank, and within it the Financial Management Segment, maintains extensive ties with the world's leading banks and investment houses.

Business relations between the Bank and these entities in the different capital markets are based on standard international arrangements, such as: framework agreements supporting the activity of trading rooms, special agreements to minimize credit risks through addendums to the framework agreements which limit credit risk in derivatives (credit support annex), or activity via an international clearinghouse (CLS) to minimize clearing risks in foreign currency swap transactions.

Objectives and business strategy

The Segment's strategic plan is aimed at achieving growth in profit from ALM and trading room activities, in Israel and at the international branches.

An important element of the Segment's strategic plan refers to the activity of the branches abroad, in line with the Bank's overall strategy. This is due to the readiness of those markets for this type of financial activity, as well as the difficulty of conducting such activity in Israel because of the Bank's relative size in the market.

In order to promote the initiatives in Israel and abroad from a systemic perspective, the managerial setup of the Financial Area was changed. The function of Global Treasury was established, which is responsible for Treasury activities in Israel and at branches abroad. In addition, it was determined that ALM Division and Trading Room Division managers in Israel will hold professional authority over their colleagues abroad, who will henceforth be managed under a matrix system.

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable segment to the extent specified in the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, credit card activity not attributed to the banking Segments, the results of operations of the Group's investments in equity-basis investees, and extraordinary effects of realization of shares and decline in the rate of holdings in subsidiary and affiliated companies. In addition, this activity includes adjustment of Inter-segmental activities.

Net profit of this framework totaled NIS 512 million in 2004, compared with NIS 242 million in 2003. The increase was mainly due to profit from extraordinary activities, attributed to this framework only, in the amount of NIS 279 million, resulting from the issue and sale of the shares of Signature Bank, and from the sale of shares of Clal Insurance Enterprises Holdings. In addition, profit from shares in the amount of NIS 109 million was recorded, and there was an improvement in the Bank's share in profits of equity-basis investees, which totaled NIS 101 million in 2004.

Set out below is the distribution of the results of credit card operations by Segments of activity:

	For the year ended December 31, 2004						
	Households	Private banking	Small business	Corporate segment	Commercial segment	Incoming tourism and activity of customers of banks outside the Group	Total
	NIS millions						
Operating and other income	**473**	**197**	**75**	**6**	**11**	**181**	**943**
Operating and other expenses	**281**	**117**	**44**	**3**	**5**	**149**	**599**
Operating profit before taxes	**192**	**80**	**31**	**3**	**6**	**32**	**344**
Provision for taxes on operating profit	**85**	**36**	**14**	**1**	**3**	**14**	**153**
Operating profit after taxes	**107**	**44**	**17**	**2**	**3**	**18**	**191**
Minority interest's share in profits of consolidated companies	**(17)**	**-**	**-**	**-**	**-**	**-**	**(17)**
Net profit	**90**	**44**	**17**	**2**	**3**	**18**	**174**

	For the year ended December 31, 2003						
	Households	Private banking	Small business	Corporate segment	Commercial segment	Incoming tourism and activity of customers of banks outside the Group	Total
	NIS millions						
Operating and other income	427	174	66	6	8	156	837
Operating and other expenses	272	111	42	3	4	129	561
Operating profit before taxes	155	63	24	3	4	27	276
Provision for taxes on operating profit	71	29	11	1	2	12	126
Operating profit after taxes	84	34	13	2	2	15	150
Minority interest's share in profits of consolidated companies	(15)	-	-	-	-	-	(15)
Net profit	69	34	13	2	2	15	135

The average number of employee positions in the area of credit card activity was 984 in 2004, compared with 1,014 in 2003.

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in different economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 872 million compared with NIS 777 million in 2003 (NIS 874 million, including the contribution of Mishkan). The Bank's return on its investment in subsidiary and affiliated companies reached 9.6% compared with 10.0% (excluding Mishkan) in 2003.

The Bank's investment in subsidiary and affiliated companies on December 31, 2004, totaled NIS 11.4 billion compared with NIS 11.6 billion at the end of 2003. The decrease resulted from the merger of Mishkan Hapoalim Mortgage Bank Ltd. with the Bank on December 31, 2003, the date at which Mishkan ceased to exist, and was offset by profits of subsidiaries and affiliated companies.

Banking Subsidiaries in Israel

On December 31, 2003, Mishkan Hapoalim Mortgage Bank was merged into the Bank, and ceased to exist.

On July 1, 2004, Continental Poalim Ltd. (formerly: Continental Israel Bank Ltd.) (hereafter: "Continental") sold a majority of its financial assets and liabilities to the Bank, according to their fair value, ceasing operations as a bank as of that date. On October 10, 2004, subsequent to Continental's request, its banking license was cancelled.

Banking subsidiaries in Israel (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) contributed NIS 96 million to the Bank's net operating profit compared with NIS 66 million in 2003. The Bank's return on its investments in banking subsidiaries in Israel reached 10.2%, compared with 15.4% in 2003.

The Bank's investment in banking subsidiaries in Israel on December 31, 2004, totaled NIS 0.7 billion compared with NIS 2.5 billion at the end of 2003. The decrease was due mainly to the merger of Mishkan and the cessation of the banking activities of Continental.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - The bank serves customers in the defense network through branches located in defense network installations, as well as customers in the civilian sector, with an emphasis on households and small and medium-sized business customers.

In accordance with the Government's resolutions of May 2, 1993, which concern changes in the Israeli banking system, Bank Hapoalim was required to separate Bank Otsar Hahayal (hereinafter: "Otsar Hahayal").

In May 1998, the Bank received a letter from the Minister of Finance that permitted the Bank to increase its holdings in Otsar Hahayal to a rate exceeding 50% of the voting rights, provided that the Bank sell its share in Otsar Hahayal within three years from the end of the acquisition and provided that the rights attached to the shares be equalized.

As a result of the letter and the permit that the Bank received from the Governor of the Bank of Israel on December 28, 1999, whereby, among other things, the Bank would be entitled to purchase and hold, directly or via a wholly controlled and owned subsidiary company, up to 69% of every type of means of control in Otsar Hahayal for four years from the date of the permit, on January 5, 2000, the Bank purchased additional shares and holds 66.0% of voting rights and 67.99% of rights to receive profits in Otsar Hahayal.

In November 2003, the Bank received an amendment to the aforementioned permit that extended the holding period by an additional two years, bringing the total period to six years. The aforementioned permit stated that the Bank must take all measures available to it to sell all means of control in Otsar Hahayal to another bank, other than a bank belonging to the Bank Leumi le-Israel Ltd. Group, as soon as the right conditions for the sale are created, and no later than the end of the aforementioned six years.

The Bachar Committee Report, published in November 2004, recommends that the sale of the Bank's holdings in Otsar Hahayal be completed by the date stipulated in the Bank of Israel permit (December 31, 2005). The Bachar Committee recommends that no further extensions be granted in this matter. For further details, see Note 7.E to the Financial Statements.

Otsar Hahayal's net profit totaled NIS 59 million compared with NIS 52 million in 2003.

Net return on equity amounted to 10.9% compared with 11.1% in 2003.

Otsar Hahayal's contribution to the Bank's net operating profit amounted to NIS 57 million compared with NIS 33 million in 2003. The Bank's investment in Otsar Hahayal on December 31, 2004, totaled NIS 395 million.

Bank Yahav - is a bank specializing in the provision of services to civil servants and to employees of government companies and corporations.

Bank Yahav's net profit totaled NIS 51 million, compared with NIS 38 million in 2003. Net return on equity amounted to 14.8% compared with 12.0% in 2003.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 25 million, compared with NIS 18 million in 2003. The Bank's investment in Bank Yahav on December 31, 2004 totaled NIS 185 million.

Bank Massad - specializes in providing services to employees of the education sector, other salaried employees and owners of small businesses.

Bank Massad's net profit totaled NIS 28 million, similar to the net profit in 2003. Net return on equity amounted to 13.1% compared with 15.2% in 2003.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 14 million, compared with NIS 15 million in 2003. The Bank's investment in Bank Massad on December 31, 2004, totaled NIS 116 million.

Subsidiaries abroad form part of the Bank's international activity, which is conducted mainly via branches of the Bank. The banking subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., the Signature Group, Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., and Poalim Asset Management.

Subsidiaries abroad ended 2004 with a profit of NIS 216 million, compared with NIS 96 million in 2003 (on the basis of their foreign currency statements of profit and loss translated to shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's operating profit amounted to NIS 237 million, compared with NIS 72 million in 2003. The Bank's investment in subsidiaries abroad on December 31, 2004, totaled NIS 2.4 billion.

Signature Bank - provides personalized service to privately owned businesses, their owners and their senior management.
Signature Bank concluded 2004 with a net profit of $30 million, compared with $3 million in 2003. Net profit for the period includes an amount of $10 million from a tax asset recorded with respect to losses carried forward.
Taking into account the influence of the appreciation in the shekel exchange rate against the dollar, Signature Bank's contribution to the Bank's net operating profit amounted to NIS 91 million, compared with a negative contribution in the amount of NIS 24 million for the same period in 2003, which resulted from the effect of the appreciation in the shekel exchange rate against the dollar. The Bank's investment in Signature Bank totaled NIS 872 million on December 31, 2004.
On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in Signature Bank by announcing a public sale offering in the United States. Subsequent to this decision, the Bank contracted with underwriters to lead the sale offering.
As a result of the above, in the fourth quarter of 2004, the Bank included a provision for taxes in the amount of NIS 55 million, under net profit from extraordinary transactions.
Poalim Asset Management (hereinafter: "PAM") - global asset management companies. The companies develop complex new products for global private banking customers in cooperation with the worldwide Frank Russell Company.
PAM's net profit totaled £2 million, similar to the net profit in 2003.
Taking into account the effect of the depreciation of the shekel against the pound sterling, PAM's contribution to the Bank's net operating profit totaled NIS 22 million, compared with NIS 11 million in 2003.
The Bank's investment in PAM on December 31, 2004, totaled NIS 49 million.
Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - mainly engages in the provision of private banking services to its international customers.
Hapoalim Switzerland's net profit totaled 23 million Swiss Francs, compared with 18 million Swiss Francs in 2003.
As a result of the effect of the depreciation on the exchange rate of the shekel against the Swiss Franc, Hapoalim Switzerland's contribution to net operating profits of the Bank was NIS 141 million compared with NIS 105 million in 2003. The Bank's investment in Hapoalim Switzerland on December 31, 2004, totaled NIS 985 million.
Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - engages in financial-banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.
Hapoalim Luxembourg's contribution to the Bank's net operating profit amounted to a negative contribution of NIS 2 million in 2004, compared with a negative contribution totaling NIS 10 million in 2003. The Bank's investment in Hapoalim Luxembourg on December 31, 2004, totaled NIS 115 million.
Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.
Due to the effect of the depreciation of the shekel against the dollar, Cayman's contribution to the Bank's net operating profit amounted to a negative contribution of NIS 4 million, compared with a negative contribution of NIS 8 million in 2003. The Bank's investment in Cayman on December 31, 2004, totaled NIS 242 million.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, economic consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim American Express and Aminit - The majority of the Bank's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems as an integrated group under a single administrative and operational roof - "the Isracard Group".

The credit card market continued to evolve into a clearly defined structure in 2004, concurrent with increased competition in the areas of clearing and issuing, and increased pressure from businesses to reduce commission rates charged.

In 2004, the Isracard Group maintained its efforts at increasing the use of credit cards in Israel and abroad, and prepared to cope with continued competition from additional MasterCard clearers and issuers. The Group continued working to increase penetration in the field of P2P (transfers of payments between individuals) and B2B (transfers of payments between businesses) and to position the group as the largest and leading credit card group in Israel.

Isracard and Europay (Eurocard) Israel - The companies operate and market to their customers Isracard credit cards, gas-station cards, and a range of international credit cards and payment systems abroad: MasterCard, Gold MasterCard, MasterCard Business, Gold MasterCard Business, MasterCard Corporate, Gold MasterCard Corporate, and MasterCard Platinum.

Purchases made at suppliers in Israel via cards issued by Isracard and Europay (Eurocard) Israel increased by 11.2% compared with 2003.

Purchases and cash withdrawals abroad via cards issued by Isracard and Europay (Eurocard) Israel increased by 9.6% compared with 2003, while purchases and cash withdrawals by tourists in Israel rose by 20.1% compared with 2003.

The overall number of the Isracard Group's credit cards rose by 6.2% compared with 2003. The number of cards for local use increased by 7.2% and the number of cards for international use rose by 4.3% compared with 2003.

The companies are continuing to implement the club-oriented strategy, which includes the establishment and development of new customers' clubs, the expansion of activity and the retention of existing clubs.

In the area of local credit card activity, Isracard initiated a wide range of activities for developing and expanding the customer-club oriented credit card network to different sectors of the population, including the young customer segment. In addition, market penetration of a charge card, Isracard Direct, was increased, and the population of credit card holders increased.

In the area of international credit card activity, emphasis was placed on maintaining and cultivating relations with the companies' select customers and on continued market penetration of corporations and the business area, strengthening the Group's MasterCard image and increased customers' usage of the cards.

Isracard and Europay (Eurocard) Israel continued to conduct marketing campaigns for customers that included joint campaigns with leading organizations in different sectors, and campaigns for encouraging large-scale usage of the group's cards.
Diverse activities were conducted with businesses in order to strengthen relationships, loyalty and cooperation, concurrent with the implementation of a policy of reducing selective commissions, regional and point campaigns, and the provision of various added value products and services.

Poalim American Express - issues a variety of American Express credit cards in Israel. These cards are intended for customers of all the banks in Israel. The cards include: the Platinum Card, the Gold Card, the Green Card, the American Express Credit Card, the American Express Blue Card, and the American Express Business Card (Green and Gold).
Activity in 2004 was focused on recruiting new customers through banks that distribute the cards, activities in high-quality customers' clubs, and recruiting new customers from banks who do not distribute the cards. In addition, various campaigns took place to strengthen loyalty of the customer base and to increase the use of non-active cards.
The volume of purchases at suppliers in Israel with cards issued by Poalim American Express increased by 20.2% compared with 2003.
The volume of purchases and cash withdrawals abroad with cards issued by Poalim American Express increased by 12.2% compared with 2003, and the volume of purchases and cash withdrawals in Israel by tourists increased by 44.4% compared with 2003.

Aminit - issues, sells and clears "Visa" travelers' checks.
During 2004, Aminit continued to issue and distribute "Visa" credit cards via the Bank Group. Aminit also made preparations for the clearing of transactions with "Visa" credit cards.

Income from credit cards - The contribution of the credit card companies to the Bank's net operating profit totaled NIS 105 million compared with NIS 97 million in 2003, an increase of 8.2%. The Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 895 million compared with NIS 810 million in 2003, an increase of 10.5%.
In addition, interest income of NIS 54 million from credit to customers for financing purchases made with the credit cards of the Isracard Group was recorded, compared with NIS 84 million in 2003, mainly due to the decrease in interest rates in 2004.
See Note 20.C.(16) to the financial statements regarding changes in the credit card market in Israel and the Anti-Trust Commissioner's intervention in the matter.

Poalim Capital Markets - operates a wide range of investment banking services, entrepreneurship, establishment and management of private investment funds including venture capital funds, and investment in capital funds and in knowledge and technology intensive companies. The operations of Poalim Capital Markets are managed via two main segments of activity: investment banking activity and the technology sector.

Poalim Capital Markets is engaged in initiating, establishing, and managing venture capital funds; investment and management of its own venture capital investments; and investments and active participation in the management of other investment funds.

In addition, the Capital Markets Group provides various investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes, public and private issues abroad, guidance of companies in Israel and abroad in investments of various kinds. The Capital Markets Group also operates through a subsidiary (29.05%), Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private issues.

In 2004, the Bank submitted a request to the Supervisor of Banks, in accordance with a resolution of the Board of Directors, to cancel the business development license held by the Bank, as described above. In the request, the Supervisor was asked to permit continued holding of corporations in which the Bank invested through its consolidated companies under the terms of the license, and to establish suitable legal arrangements to enable the Bank and its subsidiaries to fulfill obligations undertaken to third parties based on the license, including various investment obligations. Further to this request, and to any permits granted, as described above, the legal framework applicable to the Bank is expected to change. Processing of the request is at an advanced stage, but has not yet been concluded.

Poalim Capital Markets ended 2004 with a profit of NIS 27 million compared with a loss of NIS 28 million in 2003, due mainly to profits from the realization of securities in 2004.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 29 million, compared with a negative contribution of NIS 31 million in 2003. The Bank's investment in Poalim Capital Markets on December 31, 2004, totaled NIS 181 million.

Poalim Trust Services - offers a range of business, private and personal family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust at the end of 2004 amounted to NIS 21.0 billion.

Equity-Basis Investees

The Bank's share in the net profits of equity-basis investee companies amounted to NIS 101 million, mainly due to Clal Insurance Enterprises Holdings, compared with NIS 63 million in 2003. The Bank Group's investments in equity-basis investee companies on December 31, 2004, totaled NIS 789 million, compared to NIS 785 million, at the end of 2003.

Clal Insurance Enterprises Holdings Ltd. (hereinafter - "Clal Holdings") is a holding company in the insurance sector and in insurance-related areas of activity.
Clal Holdings ended 2004 with a net profit of NIS 520 million compared with NIS 427 million in 2003. During 2004, the Bank sold 2.6% of the issued share capital of Clal Holdings, in two transactions outside of the Tel Aviv Stock Exchange. The Bank recorded a NIS 35 million net profit in respect of these sales, which were included in profits from extraordinary transactions, after taxes. After the sales, the Bank holds 14.3 % of the issued share capital of Clal Holdings, and the balance of the Bank's investment in the company totaled NIS 336 million on December 31, 2004.
The contribution of Clal Holdings to the Bank's net operating profit totaled NIS 77 million compared with NIS 75 million in 2003.
See Note 20.C.(17) to the financial statements and the Auditors' Report regarding the exposure to class actions at companies in the Clal Holdings Group.
Industrial Buildings Ltd. (hereinafter: "Industrial Buildings") is a company that engages principally in the development and construction of buildings that are designated for sale and rental for manufacturing industry, light industry, commerce, high-tech, and offices throughout Israel.
Industrial Buildings ended 2004 with a profit that amounted to NIS 109 million, compared with NIS 36 million in 2003.
The contribution of Industrial Buildings to the net profit of the Bank totaled NIS 12 million, compared with a negative contribution of NIS 1 million in 2003.
The Bank's investment in Industrial Buildings on December 31, 2004, totaled NIS 193 million.
Amot Investments Ltd. (hereinafter "Amot") - The company engages in the purchase, building, and maintenance of buildings in Israel and abroad, for rental purposes.
Amot ended 2004 with a profit in the amount of NIS 48 million compared with a loss in the amount of NIS 43 million in 2003.
The contribution of Amot to the Bank's net operating profit totaled NIS 9 million, compared with a negative contribution of NIS 2 million in 2003. The Bank's investment in Amot on December 31, 2004, totaled NIS 140 million.

International Activity

The Bank made a strategic decision to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of deposits, the development of Global Private Banking, participation in international transactions, the floating of issues abroad, the expansion of local activity of the Bank's branches worldwide, and the development of relations with correspondent banks.

The Bank's activity abroad is centered in the area of private banking and in the corporate sector. Activity with the corporate sector includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank also provides its high net worth customers abroad sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, and Australia, by means of branches, representative offices, banking subsidiaries, and asset management subsidiaries. The Bank operates abroad via a total of 41 subsidiaries, branches and representative offices.

The Bank maintains ties with some 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS, Asia, and Latin America.

In the United States, the Bank operates mainly through its branch in New York, as well as through its branches in Chicago and Miami, retaining 231 employees.

The Bank's Operations in the United States

The New York and Chicago branches offer credit to large American companies through loan consortiums with leading banks. Its business policy is to participate in financing packages for companies which have a high rating, given by the international rating companies Standard & Poor's or Moody's. In December 2004, over 75% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance, as well as in credit derivatives and CDO (bonds backed by payments from other assets), backup lines for issuing commercial paper, and leasing transactions.

In addition, the New York branch provides comprehensive financial services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and trading room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch.

The New York branch provides FDIC deposit insurance coverage, similar to American banks.

Signature Bank - the establishment of Signature Bank in New York significantly advanced the Bank's activities abroad.

In March 2004, Signature Bank issued 6,210,000 shares to the public, which constituted 23.7% of its share capital after the issue. The shares began trading on NASDAQ in New York on March 23, 2004, under the symbol SBNY. Signature Bank is the first Israeli-owned bank to issue publicly traded shares in the USA.

In September 2004, under a prospectus published by Signature Bank, 3,105,000 ordinary shares were issued (approximately 12% of its issued capital), and the Bank sold 2,530,000 ordinary shares of Signature Bank at $23.75 per share. Following the issue and sale in September 2004, the Bank holds 59.6% of the share capital of Signature bank (55.3% with full dilution).

Signature Bank is registered and operates as an American bank, with twelve branches in metropolitan New York City. Its operations are directed mainly at offering personalized services to privately owned businesses, as well as to their owners and managers. These high net worth customers benefit from a wide variety of commercial banking and personal finance services, receiving the full attention and professional resources they deserve. In addition, the subsidiary Signature Securities Group, which provides brokerage services, offers diverse financial services in all types of investments.

The improved results of Signature Bank is reflected in the following data:

1. Total assets stood at $3.4 billion as of December 31, 2004, compared to $1.9 billion at the end of 2003.
2. Customer assets managed by Signature Bank and its subsidiary, the Signature Securities Group, totaled $1 billion on December 31, 2004, compared with $0.7 billion at the end of 2003.
3. "Crain's New York Business" rated Signature Bank in 20th place among the major banks in the New York metropolitan area, based on balance sheet data for December 31, 2003, and as the "biggest gainer" by percentage change in volume of assets without mergers or acquisitions.

On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in Signature Bank by announcing a public sale offering in the United States. Subsequent to this decision, the Bank contracted with underwriters to lead the sale offering.

As a result of the above, in the fourth quarter the Bank included a provision for taxes in 2004 in the amount of NIS 55 million, under net profit from extraordinary transactions.

Global Private Banking (GPB) and International Operations in Europe

The Bank's Global Private Banking operations provide its high net worth customers abroad with advanced, professional products and services, including investment products and global asset management.

Global Private Banking offices include a network of subsidiaries, overseas branches and in Israel, and representative offices around the world.

Since 2002, Global Private Banking has presented significant growth rates in managed assets and in profitability.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. - a banking subsidiary engaged mainly in private banking services offered through three branches - two in Switzerland, in Zurich and Geneva, and one in Luxembourg - as well as through its representative office in Tel Aviv.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim Luxembourg, engaged mainly in syndications.

In January 2005, the Board of Directors of the Bank resolved to approve continued negotiations begun with the owners of the Bank of New-York Inter Maritime Bank, Geneva (hereafter: "Maritime"), a Swiss bank operating in Geneva, for the acquisition of full ownership of Maritime through Bank Hapoalim (Switzerland) Ltd., with the aim of successfully concluding the negotiations.

Poalim Asset Management (PAM) - Towards the end of 2001, the Bank established the PAM Group in England and Ireland, another key step in the implementation of the Bank's growth strategy abroad.

PAM companies initiate, select, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with the international Frank Russell Company and other leading companies.

PAM companies are engaged, inter alia, in marketing funds managed by Frank Russell, using a sophisticated model to select the world's best portfolio managers for each field and for every market. Asset investment according to the Russell Multi-Asset, MultiStyle, Multi-Manager model bears high yields at low volatility.

PAM-Russell funds currently include a range of 10 mutual funds, managing assets totaling over $1 billion, including globally diversified funds, stock/bond funds investing in specific markets, and a fund of hedge funds.

PAM funds (in cooperation with Frank Russell and others) manage assets at a total value of over $1.25 billion.

PAM companies also engage in the development and marketing of other investment products, including structured products in accordance with international standards, in cooperation with the Bank's trading room.

Global Private Banking Center in Tel Aviv - a branch providing services to foreign residents from all over the world, and an integral part of the GPB network.

Private banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. During 2005, the private banking operations of the U.S. branches are planned to be consolidated in Miami, and the service and marketing activities will be reorganized.

U.K. branches - London and Manchester. The business activity of the London branch includes granting of credit to large borrowers by way of loan consortiums with leading banks, trading room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents. The private banking area is a strategic goal for the development of the U.K. branches in the coming years.

Global Private Banking results for 2004 reflect the successful implementation of the strategy which, in addition to the establishment of PAM and its status as the main provider of products to GPB customers, also included upgrading most of the Bank's offices abroad and improving the professional knowledge of their employees.

Following is the aggregate condensed financial statement of international activities:

A. Balance Sheet*:

	December 31	
	2004	2003
	USD millions	
Assets		
Cash on hand and deposits with banks	**6,282**	7,163
Securities	**4,722**	3,276
Credit to the public	**5,366**	4,865
Credit to governments	**3**	21
Building and equipment	**36**	31
Other assets	**336**	329
Total assets	**16,745**	15,685
Liabilities and capital		
Deposits from the public	**11,400**	9,796
Deposits from banks	**1,666**	2,106
Deposits from the Government	**164**	234
Bonds and subordinated notes	**1,853**	2,302
Other liabilities	**445**	354
Total liabilities	**15,528**	14,792
External shareholders' rights	**137**	-
Capital means**	**1,080**	893
Total liabilities and shareholders' capital	**16,745**	15,685

* The data as prepared for presentation in the note on operating segments.

** Includes calculated capital for the branches which are not subsidiaries in the amount of $511 million (31.12.03: $460 million). The calculated capital includes the amounts of the original deposits that were deposited in the Bank's branches in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*:

	Year Ended December 31	
	2004	2003
	USD millions	
Profit from financing activities before provision for doubtful debts	**220**	186
Provisions for doubtful debts	**11**	15
Profit from financing activities after provision for doubtful debts	**209**	171
Operating and other income	**96**	79
Operating and other expenses	**204**	162
Operating profit before taxes	**101**	88
Provision for taxes**	**29**	40
Operating profit after taxes	**72**	48
External shareholders' share in profits of consolidated companies	**5**	-
Net profit	**67**	48

* Data as prepared for presentation in the note on operating segments.
** Includes provisions for additional taxes in Israel.

C. Customers' assets*

	December 31	
	2004	2003
	USD millions	
Total	**6,690**	5,219

* Excluding balance sheet deposit balances.

Liquidity and Policies for Raising Sources of Funds in the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.8% at the beginning of 2004 decreased to 3.5% in January 2005.

The volume of term deposit tenders decreased from a total of NIS 36.5 billion at the beginning of January 2004 to a total of NIS 22.5 billion at the beginning of January 2005. The Bank of Israel increased net issues of short-term notes during the year by approximately NIS 17.0 billion. In 2004, the volume of SWAP tenders remained constant at $1.4 billion.

The Bank of Israel's sources to the banking system averaged NIS 785 million in 2004. The Bank's share of these sources amounted to NIS 207 million, or 26% of the system.

Unlinked shekel sources raised from the Bank's customers totaled NIS 76.2 billion at the end of 2004, an increase of NIS 0.9 billion compared with the end of 2003.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 17.3 billion at the end 2004, compared with NIS 17.7 billion at the end of 2003.

Unlinked deposits increased to NIS 57.4 billion at the end of 2004, an increase of NIS 2.0 billion compared with the end of 2003.

Unlinked saving plans decreased, and reached NIS 1.5 billion at the end of 2004, compared with NIS 2.2 billion at the end of 2003.

CPI-linked sources accrued in saving plans and deposits with the Bank increased, totaling NIS 31.9 billion at the end of 2004, compared with NIS 27.6 billion at the end of 2003.

CPI-linked two year saving plans, at a share of 29.9% out of total CPI-linked saving plans at the end of 2003, were settled in full during 2004.


30
25
20
15
10
25%
20%
15%
10%
5%
00
01
02
03
04

Saving Plans

Saving plans (NIS billion)
Percentage from deposits from public

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 1.9 billion at the end of 2004, compared with NIS 2.3 billion at the end of 2003.

Foreign currency sources raised by the Bank from customers in Israel and abroad increased during 2004 and totaled $17.6 billion at the end of 2004, compared with $17.4 billion at the end of 2003.

Risk Management Policy

The Bank's activity is accompanied by risks - principally credit risk, which represents the risk that a borrower or debtor will default on his scheduled payments to the Bank as defined in the credit agreement, market risks deriving from exposure to exchange rates, interest rates and inflation, and liquidity risks. The Bank manages these risks by assigning responsibility to designated members of the Board of Management.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. A. Harel. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Another major risk is operational risk. This risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he is responsible.

The Supervisor of Banks has stipulated directives concerning risk management in the Proper Conduct of Banking Business Regulation, Directives 319 and 339. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and understanding of the management of risks by the Board of Directors, the management of risk by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

During 2004, the Risk Management Area, headed by Mr. Y. Yarom, was established. Risk control and risk assessment are among the Area's principal activities. To this end its goals and organizational structure were determined. The Area's main objective is to promote an advanced risk management culture in the Bank and a risk management architecture compatible with the Group's goals and the regulatory requirements of both the Basle II committee and the local Regulator of Banks. In the new Area four existing independent control and risk assessment units were included: the Credit Risk Control Unit, the Market and Liquidity Risk Management Department, the Anti-Money Laundering Unit, and the Compliance Officer Unit. A new Credit Risk Management Department and Operational Risks Management Department were also established.

The Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters, published on June 26, 2004 a new accord called "Basle II". Its objectives are, inter alia, to establish capital requirements in relation to the level of financial risks, to attain a broad system of identification, valuation, reduction and supervision, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of the international standard detailed above as an important goal for the coming years. A steering committee was appointed, responsible for examining the implications and deciding on the ways to implement Basle II and the local regulatory requirements once they are published by the Bank of Israel.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity vis-à-vis the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector and limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the time range for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing with customers is assigned to one official, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanism and information systems that are available to them. A credit decision support system for private customers has been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing transactions involving the use of derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the "Basle II" document.

The Credit Risk Management Unit

In the second half of 2004, the Bank's management approved the creation of the Credit Risk Management Unit, reporting to the Head of Risk Control at the Bank, and included in the Risk Management Area .

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, supervision, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of "Basle II".

In addition, an independent Credit Control Unit operates at the Bank, which regularly assesses the risk level of the Bank's major business customers and examines the reliability of borrowers' credit rating. This activity is carried out under the Credit Risk Management Unit.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

	as of December 31	
	2004	2003
	(NIS millions)	
Problematic debts[1]:		
Non-income-bearing	**5,961**	5,290
Restructured[2](b)	**1,307**	1,857
Designated for restructuring[3](b)	**883**	935
In temporary arrears	**1,237**	2,428
Under special supervision(a)(b)	**12,331**	10,255
Total balance-sheet credit to problematic borrowers[1]	**21,719**	20,765
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**1,775**	1,612
Bonds of problematic borrowers	**253**	296
Other assets in respect of derivative financial instruments	**58**	-
Overall credit risk in respect of problematic borrowers I[1]	**23,805**	22,673
Assets received in respect of discharged credit	**89**	73
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**481**	429
(b) Of which: debts for which a specific provision exists[4]	**5,814**	3,156

1. Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and borrower groups.
2. Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
3. Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
4. Except for housing credit, for which a provision commensurate with length of arrears exists.
5. As calculated for the purpose of limiting indebtedness of a borrower and borrower groups, except in respect of guarantees provided by a borrower for the purpose of securing the indebtedness of a third party.

The Bank supervises and monitors these borrowers more closely and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.
In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.
In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose repayment capability is in doubt.
In 2004, this review led to a specific provision recorded for doubtful debts in the amount of NIS 1,766 million, a rate of 0.62% relative to the balance of total risk of credit to the public (balance sheet and off-balance sheet). This rate of specific provisions is lower than the rate of provisions for doubtful debts in 2003, which stood at 0.84%. The decrease is attributed to some improvement in business activities and growth rates in the economy in 2004, compared to the preceding three years, and to the collection of several debts for which provisions were set aside in the past.

Following is a survey of credit risk by major economic sectors:

The Industry Sector

Despite some improvement in manufacturing and industrial exports in 2004, the effects of the crisis in the preceding years on this sector are still apparent, leading to an erosion of the repayment capability of borrowers. As a result, the volume of problematic debts in the sector increased over the last year.

The Construction and Real Estate Sector

In view of economic developments in the construction and income-producing real estate sector, and the proportion of this sector in the Bank's credit portfolio, the Board of Directors of the Bank has defined a specific policy regarding the amount of credit that the Bank should extend to these areas. The Bank monitors activity in different sectors of the construction and real estate industry, examining demand and supply patterns over a range of several years by geographical regions and by sub-branches (residential construction, commercial construction, office construction, and industrial construction).
The Bank's decision-making processes for granting financing to various projects in the construction industry are supported by analytical tools and monitoring procedures. A large proportion of financing to the construction industry takes the form of construction loans "The Closed Project". This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction with the help of external construction supervisors.
In view of the continued slowdown in this sector, as reflected, inter alia, by a drop in demand coupled with an erosion in prices, the number of borrowers who encountered difficulties increased and the situation of borrowers who had already been defined as problematic deteriorated further. Consequently, the amount of problematic debts and the amount and rate of specific provisions for doubtful debts in this sector increased considerably in recent years, including in 2004.

The Commercial Sector

The Commercial Segment is sensitive to changes in the growth rate of the economy and the volume of private consumption; some improvement in repayment capability has thus occurred as a result of the economic developments in 2004. However, there has been an increase in problematic borrowers in this sector.

The Telecommunications and Computer Services Sector

Due to the global crisis in the communications industry and, especially, in high-tech, which continued until 2003, the Bank has stepped up its supervision of the industry, raised the level of collateral to the extent possible, and imposed stricter requirements for the review of new financing applications. An improvement occurred in 2004 for some customers in the communications sector, and as a result, the amount of specific provisions for doubtful debts to borrowers in this sector decreased, due to the cancellation of previously included provisions.

The Hotels, Accommodations, and Food Services Sector

Due to security developments in Israel and worldwide in recent years, the number of tourists and the number of overnight stays at hotels have decreased steeply and some hotels have actually closed. The decline in tourism activity has had an adverse effect on the activity and cash flows of hotels and companies that operate in the industry and in related industries, such as passenger transport, travel agents, and souvenir stores, and as a result, on the level of the Bank's credit-risk exposure. Notwithstanding a certain degree of improvement apparent in activities in this sector in 2004, reflected in the number of hotel stays and tourists, the Bank has continued to monitor and supervise the activities of companies in this sector, on the working assumption that the present situation will continue in the short and medium term. Accordingly, there has been no significant change in the volume of problematic debts in this sector.

Financing of Cores of Control and Share Packages

This area of activity includes credit that has been granted, for which collateral consists primarily of shares in the companies acquired. In transactions of this type, the source of the forecast repayment derives from the purchaser's expected cash flow from the company acquired and/or from the sale of the shares that have been acquired. Economic developments and the downturn in the financial markets have adversely affected the value of these shares, thereby increasing the level of risk in this area of activity. In cases where a decrease has been recorded in the value of shares traded on the stock exchange that serve as collateral for the Bank, the Bank adjusts its valuation of the acquired company on the basis of its expected cash flow. The Board of Directors of the Bank receives quarterly reports on the Bank's position in this regard. Here, too, the Bank has tightened its supervision, raised the level of collateral to the extent possible, and imposed stricter requirements for the approval of new credit applications.

The Financial Services Sector

A certain degree of improvement in the Israeli economy in 2004 has had a favorable impact on some holding companies, whose investments had significantly declined in value in recent years. Due to this upturn, a decrease was recorded in the rate of specific provision for doubtful debts and in the volume of problematic debts in this sector.

Public and Community Services Sector - Local Authorities

In June 2004, the Foundations of Budget Law (Amendment 31 and Ad Hoc)-2004 was published. The law states that local authorities undergoing recovery or difficulties, based on the definitions of the terms under the law, shall open special accounts, in which funds for the recovery from the Ministry of the Interior and from the local authorities' own income will be deposited. The law stipulates that the funds deposited in these special accounts are designated solely for specific purposes. The law protects these funds from foreclosure and realization of liens.

On June 30, 2004, the Association of Banks in Israel submitted a petition to the Supreme Court of Justice against the Minister of the Interior and the Minister of Finance (with the Union of Local Authorities added, at its request, as an additional respondent), in which the Association of Banks requests that several sections of Amendment 31 be declared void, due to their retroactive violation of the property rights of guaranteed creditors and infringement of basic rights.

On November 4, 2004, with the consent of both parties, based on the State's announcement, submitted to the Supreme Court, the petition was withdrawn. The announcement stated, inter alia, that the policy of the Ministry of the Interior is that local authorities may come under the law until December 31, 2004, only, and that the policy of the Ministry of the Interior and the Ministry of Finance is that the duration of the special account should not be extended beyond the six months stipulated by the law. In addition, current interest payments for loans granted prior to the implementation of the law will be defined as essential expenses and paid from the special account.

Based on the State's notification, submitted to the Supreme Court, according to which, inter alia, the policy of the Ministry of the Interior was to act so that local authorities in need would come under the law by December 31, 2004, the petition was withdrawn, with the consent of both parties, on November 4, 2004.

Following this legislation, the Bank performed a re-evaluation with regard to credit granted to local authorities that fall under the law.

Sole Borrower Limits



17.8%
20.1%
11.0%
28.3%
22.8%

Distribution of Credit to the Public by Size of Borrower
(Including off-balance sheet items, percent)

- Up to 150
- 150-2,000
- 2,000-20,000
- 20,000-200,000
- Over 200,000

(NIS thousand)

As a result of control activities by the Supervisor of Banks, the Bank only recently received information according to which corporations that were expected to belong to two groups of borrowers based on the information previously available to the Bank, actually constituted a single group of borrowers. Had the Bank possessed the said information and treated the two groups of borrowers as a single group, there would have been an exception from the permitted indebtedness for that group, under the Proper Conduct of Banking Business directives with regard to "Limits on the Indebtedness of a Borrower and of a Group of Borrowers" (hereafter: the "Sole Borrower Limits"), and an exception from the permitted indebtedness of the six largest groups of borrowers to the Bank, so that the expense for the supplementary provision for doubtful debt should have been increased by NIS 69 million up to and including 2001, decreased by NIS 59 million in 2002, increased by NIS 13 million in 2003, and decreased by NIS 23 million in 2004.

In the financial statements for 2004, all indebtedness of the said corporations were joined under a single group of borrowers; however, the overall volume of the indebtedness, as well as the indebtedness of the six largest groups of borrowers to the Bank, are within the directive limits. The Supervisor of Banks has instructed the Bank to continue to treat the said groups of borrowers as a single group of borrower, for the time being.

Management of Market and Liquidity Risks

In defining financial risk, a distinction is made between liquidity risk created by uncertainty over the availability of sources, and market risks arising from exogenous price changes in the financial markets in which the Bank operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest-rate exposure), exchange rates (currency exposure) and inflation (linkage base exposure).

Market and liquidity risks are managed on the basis of a global perception of activity in Israel and at overseas branches. Market risk is managed by the Asset and Liability Division, the Trade Division, and the Trade Room of the Finance Area.

Asset and liability management (ALM) and market and liquidity risk policy are defined and controlled by an asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while current activity is conducted by secondary committees led by the Head of Finance, with the participation of senior officials at the Bank. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to currency and interest-rate risks, subject to the directives issued by the Supervisor of Banks and the Controller of Foreign Currency. Policy is submitted for discussion and approval by the Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant.

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and monitors the implementation of policy that has been approved. These procedures apply to all the types of exposure that are detailed below. In addition to periodic reports, procedures have been defined for one-time reports on trigger events to the secondary committees or the Board of Management. Examples are a report to the secondary committees on a daily or an accrued monthly loss exceeding the limit defined in the procedure, and a report to the secondary committees and to the Board of Management, as relevant, in the event of a material exception from procedures.

Liquidity risk in foreign currency and in shekels is also controlled and constantly managed, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

The Supervisor of Banks published Proper Conduct of Banking Business Regulation Management Directives regarding required liquidity ratio, which went into effect in January 2005. The directives allow for banks to manage their liquidity risk according to internal models, subject to the stipulation of existing procedures and the adherence to liquidity ratios as stipulated by the Board of Directors of the Bank. A bank that does not comply with the requirements for approval of an internal model, shall be required to maintain a ratio of liquid assets to the liabilities maturing over the coming month, of no less than 1. The Bank is using an internal model for this matter, in view of the proven stability of deposits at the Bank over long periods of time.

Identification and assessment of risks, monitoring of limits, and reporting are carried out or monitored by a unit that is not under the authority of the Head of Finance, independently of the ongoing analyses performed as part of the operation of the Finance Area.

During 2004, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model that has been defined by the Bank of Israel. The standard rate of capital adequacy was calculated for interest-rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect in December 2004 was NIS 348 million, of which NIS 228 million was in respect of the Bank and financial subsidiaries managed by the Bank and NIS 120 million was in respect of other subsidiaries.

Market and liquidity risks are managed separately by each banking subsidiary within the Bank Group, according to the policies determined by the board of directors of each banking subsidiary but in line with uniform principles that the companies have adopted for the management of market and liquidity risks. The Bank established these principles, with special reference to the size of capital and the special activity characteristics of each banking subsidiary.

Each subsidiary company submits periodic reports to the Board of Management and the Board of Directors of the Bank.

Market Risk in the Overall Activities of the Bank

The Bank's market-risk management policy is aimed at increasing the expected returns, while maintaining approved and controlled risk levels.

As noted, the Bank is exposed principally to risks resulting from exchange rates and interest rates. In addition to estimates of the sensitivity of the Bank's present value to changes in the primary risk factors, a risk estimate is performed for the overall activity in the Bank's portfolio, using the VAR (value at risk) method.

The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank. In the last quarter of 2004 the Bank began final acceptance tests of a more comprehensive and sophisticated ALM system, which will enable the Bank to evaluate its earnings at-risk under various assumptions.

Limitations on the Estimate of Total Risk to the Bank

- The credit risk inherent in assets does not represent a parameter for the calculations that were made, as their purpose was to deal with quantifying the market risks alone.
- The information that is used for the estimates was assembled from various computer systems.
- A small part of the embedded options that were offered to the public under deposit and various savings plans (embedded optionality) were only partially taken into account, on the "delta" basis. Under this method, there could be a departure from the estimates of sensitivity (as noted above), especially in sharp movements in risk factors. Nevertheless, as of the reporting date, practically all options are handled using a full reevaluation under various scenarios on the Algorithmics system.
- Sensitivity to the exchange rate of the shekel was estimated in the scenario of change against other currencies. Scenarios involving movements of the major currencies against one another were not tested, as the main exposure of the Bank to those exchange rates is in its trading activity, whereas in non-trading activities this exposure is not significant.

Exposure to Exchange Rates and Inflation - Linkage Base Risk

Exposure to linkage base risk is defined as the exposure of active financial capital to three linkage bases: unlinked shekel, CPI-linked shekel, and foreign currency and foreign-currency linked. This exposure, balance sheet and off-balance sheet, results from activity at all of the Bank's units, at its branches, and at its Head Office, in Israel and abroad. The Asset and Liabilities Management Division is responsible for managing linkage base exposure and uses a number of tools for this purpose: the determination of base prices (the pricing of assets and liabilities), proprietary bond management (purchase and sale), and the implementation of off-balance-sheet transactions via the Bank's dealing rooms.

The manner in which risk exposure is attributed to each segment is influenced by the availability and effectiveness of risk-management tools. Since the availability of off-balance sheet transactions is naturally greater in the foreign currency and foreign-currency linked segment due to the potential accessibility to the international market, such tools are used more extensively in this segment than in the unlinked shekel segment and the CPI-linked segment, where more extensive use is made of wholesale pricing tools and proprietary bond portfolio management.

In this respect, the Bank's active financial capital is defined as shareholders' equity plus the general and supplementary provisions for doubtful debts, less investments in subsidiary and affiliated companies (with the exception of wholly-owned subsidiaries abroad and the subsidiaries whose financial management is handled by the Bank), and less fixed assets and other non-monetary items, net.

The distribution of active financial capital among the different segments is determined periodically according to market conditions and subject to the following restrictions: between 25% and 150% of active financial capital in the CPI-linked segment; in the foreign currency and/or the foreign-currency linked segment, the surplus of assets or liabilities must not exceed 20% of active financial capital; the balance of such capital in the unlinked shekel segment is derived from the decisions made regarding the two other segments. For the purpose of the calculation of the restriction of 20% surplus of assets or liabilities in foreign currency or foreign currency linked shekel, the shekel/foreign currency trading exposure for trade in the dealing room, as detailed below, is not brought into consideration. Forecasts and working assumptions regarding anticipated developments in the local and international capital and money markets, as well as an assumption that it is correct to regard the active financial capital as a CPI-linked source, are among the measures also employed in the Bank's linkage base risk management.

The Bank's overseas offices generally maintain a balance between assets and liabilities in different currencies, such that their available financial capital is invested in the local currency. Some of the banking subsidiaries abroad are permitted to manage certain financial exposures, limited in time and amount, in accordance with decisions of the local board of directors.

In addition to the limitations detailed in terms of rates of exposure of financial capital, in order to give effect to the non-linear conduct of financial instruments having an option element, in the balance sheet, sensitivity limitations were set for the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of a 1% change in the CPI (that shall not exceed NIS 60 million) and to a scenario of a 3% change in the shekel/dollar exchange rate (which will not exceed NIS 80 million).

Following is a summary of the actual sensitivities for the reporting period:

Sensitivity of the Bank's capital to changes in CPI and foreign exchange rates

Scenario	December 31 **2004**	Maximum in 2004	Minimum in 2004
	NIS millions		
1% change in the CPI	**(0.5)**	(22.3)	(0.5)
3% change in shekel/dollar exchange rate	**(17.3)**	(55.7)	(6.7)

Interest Rate Exposure

The objective of interest rate risk exposure management policy is to manage interest rate risks in the Bank deriving from current (non-trading) operations in the different linkage segments, and to take steps to achieve the desired exposures in accordance with assessments concerning market conditions, and subject to exposure limits. For this purpose, gap reports are reviewed monthly, and a comparison is made between the duration (average term to maturity) of sources and uses and the shareholders' equity that is invested in the segment.

Limits are imposed on the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to shifts in the shekel, the CPI-linked shekel, and the dollar interest rate curves. The sensitivity to a 1% parallel shift of the curve shall not exceed NIS 500 million in the CPI-linked segment, NIS 185 million in the unlinked shekel segment, and NIS 60 million in the foreign currency segment. The limits were raised at the beginning of 2005, to NIS 750 million in the CPI-linked segment and NIS 250 million in the unlinked shekel segment.

For the purpose of calculating interest rate exposure in the unlinked shekel segment, the Bank considers part of the demand deposit balances as a long-term liability (of up to three years). This practice follows an examination of the behavior of the Bank's customers in the past.

Following is a summary of the actual sensitivities for the reporting period:

Sensitivity of the Bank's capital to parallel shifts in interest rate curves

Scenario	December 31 **2004**	Maximum in 2004	Minimum in 2004
	NIS millions		
1% shift in CPI-linked interest	**(355.9)**	(412.4)	(338.1)
1% shift in unlinked interest	**(103.2)**	(118.8)	(83.4)
1% shift in foreign currency interest	**(5.5)**	(15.3)	(0.6)

Trade Exposure

Concurrent with the management of current activity (non-trading), trading policy is aimed at generating an additional source of income from initiated exposures and trade. The policy is based on taking trading positions within the range of risk permitted for activity, concurrent with the control and monitoring of compliance with guidelines. The authorizations for activities and risk are measured, as relevant, in terms of sensitivity to risk factors, theoretical loss under various scenarios including extreme scenarios, in terms of VAR and in nominal amounts. Risk estimates as well as limit control of trading positions are performed daily. In addition to the specific authorizations at the level of the desk, an overall authorization in terms of VAR was established for trading activity of the Bank in Israel, in the dealing room and the securities portfolio, in the amount of NIS 150 million. The authorization was raised to NIS 250 million at the beginning of 2005.

Currency Exposure - Market Making and Trading

In each of the Bank's three dealing rooms, there are spot/forward desks in foreign currency and in shekels. In Tel Aviv there is also an options desk in foreign currency and shekels. Trading in the Bank's dealing rooms in Tel Aviv and at the branches in New York and London is managed on the basis of a global perception.

Trading and market-making activity in currencies and options is conducted subject to various limitations on risk exposure and under the authorization for exposure in shekel/foreign currency that shall not exceed $150 million. As noted above, the exposure to foreign currency on account of these activities is not included in the limitation on the exposure of financial capital to foreign currency (±20%).

Interest Rate Exposures - Trading Positions

The Bank's dealing rooms are also active in interest rate exposures under authorizations from the Board of Management and the Board of Directors, with the objective of maximizing the profit expectation at a given level of controlled risk.

The dealing room in Tel Aviv manages a trading desk in shekel interest rate instruments and a desk for foreign currency interest rate positions and bonds for trade. The desks' activity is subject to risk estimate limits and other restrictions.

Portfolio of Bonds for Trade

Part of the portfolio of government bonds under the management of the Assets and Liabilities Division is held for trading. The risk in this portfolio is calculated using the VAR model, and is included in the overall authorization for trading activity in Israel.

VAR Estimate on Trading in the Bank

An internal estimate of the VAR in the Bank's trading activity in Israel, in the dealing rooms and in the securities trading portfolio, is calculated for each type of trading activity and for the overall trading book.

Risk estimates are calculated on the Algorithmics system for evaluating market risk. This sophisticated system provides pricing models for all the financial instruments that are traded by the Bank and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books at any given time horizon. The risk estimate is produced by the full pricing method and takes into account the correlation between different risk factors.

Following is a summary of the risk estimates for the reporting period:

Risk estimates for the Bank's trading activities

	December 31 **2004**	Average in 2004	Maximum in 2004	Minimum in 2004
	NIS millions			
Bond trading	**47.7**	43.2	62.6	18.4
Trading in the dealing room	**14.9**	13.9	33.2	6.2
Total trading in Israel	**62.6**	57.1	95.8	24.6

Methodology for Estimating the VAR of Trading at the Bank

The risk is calculated for a horizon of ten business days and at a confidence level of 99%, and is the highest of the risk estimates produced by a historical simulation and a Monte Carlo simulation. Under these two methods, a full revaluation of the portfolio is made numerous times in order to produce an estimate. The historical simulation is based on observations over three years. The simulation under the Monte Carlo method is based on a variance and covariance matrix between the different risk factors. Both methods take into account the correlations between the different risk factors. Under the historical method, the change in implied volatility is also expressed.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors.

Limitations of the Risk Estimate on Trading at the Bank

- The Monte Carlo simulation assumes a normal distribution of risk factors. This assumption does not always exist in reality.
- The historical simulation assumes that the historical behavior of the risk factors will repeat itself in the future, which is far from certain.
- It is not possible to forecast a sudden change in a risk factor under either of the two methods.
- With the employment of a 99% confidence level, losses that could occur beyond that level are ignored.
- The use of a horizon of ten business days assumes that it is possible to hedge and sell positions within ten business days. During crisis periods, liquidity problems in the market may make it impossible to close or fully hedge positions within such a period of time.
- The risk estimate is calculated based on positions at the end of the business day.

To mitigate the effect of said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases, for all trading activities.

Update of Exposure Policy

At the beginning of 2004, the exposure procedures of the dealing rooms were updated. The update included a broadening of authorizations and risk limits for various activities and a replacement of risk parameters by limits in terms of VAR, in some of the guidelines. The general authorization for trade in the Bank in Israel, in VAR terms, was increased to NIS 150 million, and the exposure limit of shekel/foreign currency in the dealing room was increased to $150 million. As noted above, the exposure to foreign currency on account of these activities is not included in the limitation on exposure of active financial capital to foreign currency (±20%).

At the beginning of 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Financial Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines. As part of the preparation for the implementation of the plan, a new position was created for global management of all financial activities (ALM and trade) in Israel and at the Bank's branches abroad. Control will be enhanced in line with the expansion of activity and risk level.

The limits on exposure to interest rate risk in the Bank's overall activities and the limits on exposure to currency trading were expanded accordingly at the beginning of 2005, as detailed above under the relevant headings.

The Dealing Rooms' Activity in Foreign and Local Currency Financial Instruments

The Bank operates under a unique format for providing comprehensive hedging and investment services for its customers via its dealing rooms. The Tel Aviv dealing room supplies customers with services in all financial instruments, in foreign and local currency.

Political and economic events brought about heightened activity in the volume of transactions in the shekel and foreign currency markets, and demand for hedges against the frequent changes in the value of the local currency and in the interest rate. In response to these needs and to the needs of international foreign currency activities, the Bank continues to develop unique financial and derivative instruments for its customers in these areas and supplies much of the demand for these products in the market, thereby maintaining its status as a leading market maker.

Derivative transactions with the Bank's customers are conducted in accordance with the credit facility allocated to them by the credit authorities at the Bank and on the basis of the Bank's internal model that defines the credit risk inherent in derivative transactions.

In view of investors' demand for sophisticated and innovative products, the dealing room, together with the Bank's other departments, continues to develop innovative investment programs that are mainly intended for private banking customers.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, peoples and systems, or from external events. The definition is very broad in nature and covers exposure to a wide range of risks including human errors, embezzlement and fraud, and many other risk factors. The definition includes legal risk, yet it does not include strategic risk and risk to reputation. This is the definition recommended by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters.

The recommendations of the Basle Committee were released in June 2004, and should be in effect by the end of 2006.

In the field of operational risk, the principle is management and overall view of risk at all levels of the organization. The objective is to impose an additional capital charge for operational risk on the banking sector, to attain a broad system of identification, valuation, reduction, and control, and to expand reporting to the public on the subject. The Bank is preparing to implement the requirements of Basle II in stages. The main effort is focused on preparation for compliance with international standards of excellence in operational risk management (Sound Practice), as defined by the Basle Committee.

The responsibility for operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department created as part of the reorganization of the Risk Management Area.

The following projects and activities were conducted during 2004, as part of the preparations for implementing the principles of Sound Practices:

- Gap analysis of Sound Practice requirements and the current state of operational risk management, and proposal of a plan to eliminate these differences at the organizational and methodological levels.
- Analysis of the alternatives proposed by the Basle Committee for the calculation of regulatory capital (the Bank of Israel has yet to issue guidelines on this matter).
- Collection of data on actual events occurred in the past. The relevant database was set up at the end of 2002, and one of its intended uses is the analysis of events, trends, and patterns in order to attain better understanding of the operational risk factors to which the Bank is exposed.
- In 2004, the project of mapping operational risks in the Bank and the Bank Group began. The process is based on a uniform methodology for identifying, mapping, and assessment of risks, and includes classification of risk factors according to a uniform list. The project should gradually come to encompass the key work processes at the Bank, as well as the institution-wide operational risks ("wide risks").
- Continued implementation of the recommendations of the embezzlement and fraud survey carried out at the Bank and Bank Group during 2003, and an update of new risk areas in response to changing business and technological conditions.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

In 2004, the Bank continued its intensive efforts to improve the information systems concerning its customers and to establish the control system required by law, by the directives of the Supervisor of Banks, by the policy formulated by the Board of Directors of the Bank, and by the decisions of the Bank's Board of Management.

In light of information gathered and conclusions drawn from events and actions related to money laundering, the Bank's regulations were updated, and the supporting operational systems were improved.

As a result of training and information absorption efforts, along with reinforcement of messages emphasizing the importance of the struggle against money laundering, the number of events reported as exceptional in relation to the prohibition of money laundering increased significantly in comparison to the previous year.

Compliance with the work procedures concerning the prohibition of money laundering is also of key importance to the Bank's efforts to minimize operating and business risks.

In late 2004, the Prohibition of the Financing of Terrorism Law was enacted, in which the struggle against money laundering and against the financing of terrorism are viewed as a single issue. The directives of the Law require the Bank to face new tasks and challenges.

In 2005, the allocation of the necessary resources will continue in order to ensure compliance with the policy of the Board of Directors and with management decisions. Among other things, a computerized system will be operated to identify banking transactions that may indicate risk areas, and a system will be operated to identify organizations and individuals declared by authorities in Israel and worldwide to be suspected of money laundering and financing of terrorism.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with the consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer is required under the general framework of risk management in a banking corporation. The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit is engaged in improving the survey of infrastructures and the observance of consumer protection directives by Bank employees at the branches and Head Office. For this purpose, presentations and tutorials were prepared, which the majority of employees of the Bank studied, and were tested on the content.

The Compliance Officer Unit monitors discrepancies and violations in the area of consumer protection directives, working with the professional departments until the handling of the issue is concluded.

In 2005, resources will be allocated to the preparation of a new computerized system for management of the infrastructures survey and preservation of all findings prepared on this topic. In addition, compliance officers will be appointed at branches, regions, and in the Retail Area; this will greatly aid in the observance with the issue of consumer protection directives, in coordination with the ongoing activity of the Bank's Compliance Officer.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results. As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, inter alia, the Banking Ordinance, 1941, the Bank of Israel Law, 5714-1954, the Banking (Licensing) Law, 5741-1981, as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks).

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies, in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "real corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

In addition, the Bank is exposed to future regulatory changes which may influence the structure of its holdings, as well as the taxation rates of some of its holdings.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. In addition, the Bank faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank. Further, the Bank competes in the area of international trading against private banks and foreign banks which have recently entered activities in the Israeli banking market.

Disclosure Regarding the Internal Auditor

Mrs. Orit Lerer serves as the Chief Internal Auditor of the Bank, as of March 1, 2004. Mrs. Lerer has worked at the Bank since 1977, and is employed full-time. She holds an academic degree (Economics) and has extensive experience in the areas of banking and auditing.

The Internal Audit team at the Bank, its consolidated companies, and its foreign offices numbers approximately 113 employees (average number of employee posts in 2004).

The Internal Audit work plan for 2004 was based on the long-term auditing plan, which is based on elements including: mapping risks in audited units, a series of audits in various units, and findings of previous audits. In formulating the work plan, the audit team consulted with the Bank's Board of Management and held professional discussions with external auditors. Within the work plan, resources were also allocated for audits necessitated by extraordinary events. The work plan was approved by the Board of Directors of the Bank.

A work plan was established in a similar manner for the Bank's subsidiaries, with the internal audit team of Bank Hapoalim providing audit services to most of them.

The Bank's internal audit team operates under the laws, regulations, banking rules (internal auditing), Proper Conduct of Banking Business Directives, professional guidelines of the Institute of Internal Auditors in Israel, and guidelines of the Board of Directors Audit Committee and of the Board of Directors.

The Chief Internal Auditor reports organizationally to the Chairman of the Board of Directors.

In 2004, semiannual and annual summaries were presented and discussed in the Board of Director's Audit Committee, reviewing internal audit activities during the reporting period, including main findings. A summary of audit activities for 2003 was submitted on February 12, 2004, and discussed by the Audit Committee on February 17, 2004. A summary of audit activities in the first half of 2004 was submitted on August 25, 2004, and discussed by the Audit Committee on August 30, 2004. A summary of audit activities in 2004 will be submitted to the Audit Committee and discussed during March 2005.

In addition, a list of all audit reports published during the preceding month is presented to the Board of Directors Audit Committee each month, after being submitted to the Chairman of the Audit Committee.

Briefs of audit reports are presented to the Chairman of the Board of Directors, the Chairman of the Audit Committee and the CEO of the Bank. Most of the briefs are distributed as well to members of the Audit Committee. Substantial audit reports are discussed at the monthly Audit Committee meetings.

The volume, nature, continuous activity, and work plan of the Internal Audit are reasonable under the circumstances, and are sufficient to realize the goals of the Internal Audit at the Bank.

The internal audit team has unrestricted access to information at the Bank, including constant unmediated access to the Bank's information systems, including financial data.

Capital Market Activity

Securities



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600
580
560
540
900
800
700
600
500
01 02 03 04 05 06 07 08 09 10 11 12

Tel Aviv 100 Index and Share Turnover in 2004

- Tel Aviv 100 index
- Average daily share turnover (NIS million)

Trends in stock indices on the domestic market reversed several times during 2004, ending the year at record levels. The positive trend recorded in stock indices in late 2003 continued into early January 2004, supported by the continuing publication of positive economic growth data, the optimistic atmosphere in foreign stock markets, and the announcement of the Ministry of Finance's plan to lower the VAT, sales tax, and customs dues. However, the trend soon changed, so that by mid-year the stock market was treading water, influenced by the calm in foreign stock markets, a series of terrorist attacks, and uncertainty resulting from political and diplomatic developments. Nonetheless, in late June 2004 the TA-100 index reached an all-time record high, and the TA-25 index reached a four-year high, due mainly to the developments in foreign stock markets. Another downturn followed, due to causes including the publication of second quarter data for 2004, which indicated a slowdown in the growth rate (following record levels in the first quarter of the year), a mixed-negative trend in international markets (related to rising oil prices), and the uncertainty surrounding coalition negotiations.

Beginning in mid-October 2004, through the end of the year, the market rose and stock indices recorded new highs, influenced by the conclusion of the U.S. election (which brought in a positive sentiment from foreign markets), the relative calm in oil prices, the calm in the coalition, the renewed hope for dialogue with the Palestinians following the death of Arafat, the warmer relations with Egypt, the hopes of diplomatic progress with Syria, and the decrease in the Bank of Israel interest rate. Concurrently, turnovers increased, likely due to heightened activity by foreign investors.

Real increases were recorded in all stock indices during 2004. The Tel Aviv 75 index rose at a real rate of 12.4%, the Tel-Tech index rose by 14.6%, the general stock index gained 16.0%, the index of all shares and convertible debentures rose by 16.2%, the Tel Aviv 100 index rose by 17.6%, the Tel Aviv 25 index rose by 21.1%, the Yeter index of other shares and convertible debentures rose by 30.1%, and the Yeter stock index was notable with the sharpest gain, at 30.6%.

The market capitalization of shares and convertible securities on the Tel Aviv Stock Exchange totaled NIS 396.8 billion at the end of 2004, a real increase of 27.1% compared with the end of 2003.

Of the different sectors on the stock market, the lowest real yield was recorded in the oil industry, with a decrease of 7.5%, and in insurance, with a real yield of 6.6% (underperforming the general stock index by 20.2% and 8.1%, respectively). In contrast, notably positive results were recorded in the banking sector, with a real increase of 35.0%, and in investments, with a real increase of 29.0%. Average daily turnovers in shares and convertible securities (including transactions outside the TASE) increased to NIS 658 million in 2004, compared to NIS 367 million in 2003, a real increase of 77.2%.

The appreciation of the shekel against the dollar and the low inflationary environment, which reached 1.2%, supported continued interest rate reductions during 2004, from 4.8% at the beginning of the year to 3.9% at year end. A slight decline was recorded in yields of unlinked and linked bonds, due to causes including the diminished gap between the shekel and dollar interest rates, which fell to a historic low point of 1.65%. As part of the government policy of reducing the deficit, the trend of decreasing volumes of market issues continued, also contributing to the decrease in yields of CPI-linked and unlinked bonds.

The gross real yield of the CPI-linked bond index was positive; by terms to maturity, short-term (0-2 years to maturity), medium-term (5-7) and long-term (10-15) CPI-linked bonds increased at real rates of 2.6%, 5.4%, and 3.9%, respectively. Unlinked and CPI-linked bond indices recorded similar total real increases of 4.4% in 2004, while the foreign-currency linked bond index was influenced by the appreciation of the shekel against the dollar, recording a real decrease of 0.5%.

Trading volumes in bonds increased considerably, with the average daily turnover in 2004 totaling NIS 959 million, compared with NIS 724 million in 2003, a real increase of 31%.

Shekel trading against the dollar showed a mixed trend in 2004, with a depreciation recorded in the first half of the year and a reversal and sharp appreciation in the second half. The dollar exchange rate against the shekel fell to a low point of NIS 4.308 per dollar at the end of the year, compared to NIS 4.379 per dollar at the end of 2003, a nominal appreciation of the shekel at a rate of 1.6% against the dollar (a real rate of 0.4%). The sharp depreciation of the dollar in the international currency market was reflected in the increase in the rates of major currencies (other than the dollar) against the shekel, as when the Euro exchange rate soared to NIS 5.8768 per Euro at the end of 2004, a record level since the creation of the unified currency in January 1999. This rate represents real depreciation of the shekel against the Euro at a rate of almost 5%.

In the primary market, the volume of capital raised via issues of tradable government bonds decreased at a gross real rate of 19.7%, compared with 2003. The government raised an annual total of approximately NIS 36.0 billion through bond issues, with the net amount raised (after redemptions) totaling approximately NIS 18.6 billion, compared with a net amount of NIS 19.4 billion raised in 2003. 69.0% of this amount was raised through the unlinked channel and 31.0% was raised through CPI-linked bonds, with no issues in foreign-currency linked bonds (compared with NIS 44.4 billion raised in 2003, of which 61.0% were in the unlinked channel and 39.0% in the CPI-linked channel). The reduced amount raised, compared to 2003, and the lower net amount raised were made possible due to the loan guarantees obtained from the U.S. government, among other factors, and NIS 7.5 billion raised through bonds abroad.

A total of NIS 3.3 billion was raised in 2004 through issues of convertible shares and securities (including rights, and excluding private placements and allocations), compared with NIS 1 billion raised in 2003. Five new companies dual-listed for trading on the Tel Aviv Stock Exchange in 2004, so that the total number of dual-listed companies reached 25 at the end of the year.

In the options and contracts market, a daily average of 153,000 options on the Tel Aviv 25 index were traded, compared with a daily average of 120,000 options in 2003. Trading volumes of options on the dollar exchange rate declined, with an average of 24,000 options traded daily, compared with a daily average of 34,000 options in 2003.

Mutual Funds


30
25
20
15
10
00
01
02
03
04
Bank Hapoalim Group Mutual Funds (NIS billion)

The Bank Group's mutual fund activity is conducted by the following companies: Poalim Mutual Funds Ltd. (hereafter: "PKN"), Lahak - Mutual Funds Management Ltd., Otsarit - Mutual Funds Management Co. Ltd., and Yahav Massad Mutual Funds Ltd.

The fund management companies manage 160 mutual funds, with assets totaling NIS 35.1 billion as at December 31, 2004, compared with 132 mutual funds with assets totaling NIS 29.8 billion at the end of 2003.

The Bank Group's share of the total assets of the mutual funds sector totaled 34.7% on December 31, 2004, compared with 35.7% at the end of 2003.

The following are details of the Bank Group's mutual fund companies:

Lahak - Mutual Funds Management Ltd. - manages 62 mutual funds with assets totaling NIS 18.3 billion on December 31, 2004, compared with 50 mutual funds with assets totaling NIS 17.0 billion at the end of 2003. The share of Lahak Mutual Funds Management Ltd. in the total assets of the mutual fund industry amounted to 18.1% on December 31, 2004, and it is the largest company in the industry in terms of asset volume.

Poalim Mutual Funds, Ltd. - manages 71 mutual funds, with total assets of NIS 15.6 billion on December 31, 2004, compared with 57 mutual funds with total assets of NIS 11.7 billion at the end of 2003.

The share of Poalim Mutual Funds Ltd. in the total assets of the mutual funds sector amounted to 15.4% on December 31, 2004. It is the second largest company in the mutual funds sector, in terms of asset volume.

Otsarit - Mutual Funds Management Co. Ltd. manages 12 mutual funds, with assets totaling NIS 550 million on December 31, 2004, compared with 11 mutual funds with assets totaling NIS 500 million at the end of 2003.

Yahav Massad Mutual Funds Management Ltd. - manages 15 mutual funds, with assets totaling NIS 670 million on December 31, 2004, compared with 14 mutual funds with assets totaling NIS 566 million at the end of 2003.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the Tel Aviv Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, and safekeeping and account management services.

Peilim-Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local customers and foreign customers in the Israeli stock market and in capital markets worldwide.

On December 31, 2004, the company managed portfolios with assets totaling NIS 4.4 billion, compared with NIS 3.2 billion at the end of 2003.


80
70
60
50
40
02
03
04

Bank Hapoalim Group Provident Funds (NIS billion)

Provident, Advanced Study, Severance Pay, and Sick Funds

Provident funds are a supplementary form of pension saving for the majority of salaried employees, the main basis for the pension arrangements of the self-employed, and a form of financial saving for all savers in the market. Provident funds combine tax benefits with a wide range of saving possibilities. The funds are financial institutions and institutional investors, and are important elements in the Israeli capital markets, in terms of their actual activities as well as their weight in the financial asset portfolio of the public.

The provident funds managed by the Bank Group include pension-saving and severance pay funds, advanced study funds, and central funds for severance pay and sick leave. Despite the significant differences between these entities in terms of saving and accrual criteria and rates of return, they are often referred to without differentiation. This is because provident funds serve as a medium and long-term saving package that offers tax benefits for deposits and investment earnings (with the exception of investments in foreign securities).

The Bank Group is the leading institution in Israel in terms of the asset volume of the provident funds under its management, the number of members' accounts, and the variety of funds offered. The value of the provident fund assets managed by the Bank Group amounted to NIS 86.4 billion at the end of December 2004, compared with NIS 78.9 billion at the end of 2003, an increase of 9.5%.

The following are details of the Bank's provident funds:

The Bank operates and manages 49 provident funds, including 28 pension saving and severance pay funds, 14 advanced study funds, 6 central severance pay funds, and one central sick leave fund. 31 provident funds are intended for all members, while 18 funds are sectorial funds or factory funds operated for specific organizations. The established funds are incorporated as companies controlled by the Bank or by other entities, while funds created in recent years are plans that are not independent legal entities, managed by "management companies" controlled by the Bank or by other entities.

On January 31, 2005, the Board of Directors of the Bank resolved to approve reorganization of the Bank's provident funds, under which the Bank's wholly or partially owned provident fund corporations will be merged into a small number of provident fund management companies. The provident fund corporations will thereby become provident fund plans managed by management companies, as noted.

For the purpose of the restructuring, a request will be submitted to the District Court, in accordance with Sections 350 and 351 of the Companies Law, 5759-1999, and the actions will be subject to approval by the Court.

These steps are in line with the policy of the Supervisor of the Capital Market, Insurance, and Savings in the Ministry of Finance, and are expected to bring about improved efficiency in the Bank's provident funds system.

The process will be conducted such that the rights of provident fund members under the current regulations and plans will not be impaired. In certain provident fund corporations, members who were shareholders will cease to be shareholders when the corporations are merged and dissolved without dismantling.

The process is subject to various approvals, including approvals by government agencies, as required, and approvals by the authorized arms of the provident fund corporations and the management companies.

The asset value of the provident funds managed by the Bank amounted to NIS 59.0 billion at the end of December 2004, for some two million member accounts, compared with NIS 54.3 billion at the end of 2003, an increase of 8.6%, further to the 14.0% increase in 2003.

The growth in the value of the funds' assets in 2004 mainly resulted from profits of the funds' marketable investments in the stock market and from net positive accrual of members' funds (a surplus of deposits over withdrawals), due to deposits towards the end of the year.

Provident funds managed by the Bank, excluding funds with guaranteed yield, bore a positive cumulative weighted real yield of 7.3% in 2004, compared to the positive real yield of 17.3% in 2003, with over half of the yield for the year achieved in November-December 2004.

As in 2003, the high price gains in marketable shares on the stock exchange in 2004 led to particularly high real yields in provident funds specializing in the equity channel, such as "Dinamit Menayot" and "Teutza", which generated returns of 8.5% and 7.8%, respectively, and the advanced study fund "Kinneret Menayot", which generated a return of 8.5%.

"Gadish", the largest provident fund in Israel, whose asset value at the end of 2004 amounted to NIS 18.2 billion, with approximately 717,000 member accounts, bore a real yield of 7.7% in 2004, further to the real yield of 18.3% in 2003, so that the average annual real yield for these two years is 12.9%.

In provident funds with guaranteed yields, members received a profit rate in accordance with the guaranteed real yield in 2004.

Recommendations for Reform in the Capital Market

In 1993, the government passed resolutions referring to the need to examine the structure of the banking system in Israel, including the matter of provident funds. Over the years, various committees were established to study the issue. To date, no legislation effecting structural changes in these areas has been passed.

In January 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from holding a financial institution that is a provident fund. The draft was approved by the Knesset in a preliminary reading in March 2004.

In July 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from controlling or managing mutual funds. The draft was approved by the Knesset in a preliminary reading.

In April 2004, a committee headed by the Director-General of the Ministry of Finance, Dr. Y. Bachar, was appointed to examine and recommend the measures necessary in order to increase competition in the Israeli capital market. On November 8, 2004, the committee published the Inter-Ministerial Committee Report on Capital Market Reform, known as the Bachar Report.

In January 2005, the Prime Minister and the Minister of Finance accepted the recommendations of the Director-Generals' team (the Director-General of the Prime Minister's Office and the Director-General of the Ministry of Finance) for certain amendments to the recommendations of the Bachar Report.

Following is a summary of the recommendations that appear in the Bachar Report, insofar as they concern the Bank:

The Banking System

- A banking corporation shall not hold any means of control whatsoever in a provident fund management company or in a provident fund (hereafter: a "provident fund"), or in a company that manages a mutual investment fund (hereafter: a "mutual fund"), and shall not be an interested party (a holder of more than 5% of any means of control) in a corporation that is a controlling shareholder of any of these;
- A controlling shareholder of a banking corporation and anyone under its control shall not be an interested party in a provident fund or a mutual fund, or in an interested party in any of these;
- The implementation process of the above directives shall be gradual, beginning at the date on which the law formalizing these directives comes into effect, so that by three years from the inception date banking corporations should no longer have holdings in provident funds, and by four years from the inception date they should no longer have holdings in mutual funds.
- Acquisition of the holdings of banking corporations in provident and mutual funds, at a rate to be determined by legislation, including the acquisition of control in such funds, shall be permitted only to entities who fulfill the criteria which are to be established, including integrity, absence of conflicts of interest, financial soundness, and considerations of competition and concentration. Additionally, such an acquisition shall be subject to limitations of the market share to be held by the purchaser following the acquisition.
- Entities in which a banking corporation or its controlling shareholders are interested parties and which are permitted to engage in portfolio management shall not manage assets for an insurer (including a pension fund), a provident fund, or a mutual fund (hereafter: "institutional entities"), with the exception of managing these entities' proprietary accounts.

Underwriting

- An underwriter that is a corporation controlled by the Bank shall not serve as a price-setting underwriter in a public offering of securities, if the balance of the cumulative debt of the issuer or the offerer and entities under their control to the underwriter, those controlling it, or those under its control exceeds NIS 5 million, and this balance constitutes over 10% of the total financial liabilities of the issuer or the offerer and entities under their control, as presented in the consolidated financial statements of the issuer or the offerer.
- An underwriter shall not purchase 5% or more of the value of securities offered in an issue or sale offering in which it serves as an underwriter, and shall not sell the said amount to the totality of institutional entities and customers of portfolio management companies under its control, those controlling it, or those under their control.

Advisory and marketing model

- According to the Committee's recommendations, these two occupations should be alternative rather than concurrent activities. In this context, a banking corporation, those controlling it, those under their control, and those acting in their behalf shall not receive a license to market financial products (including securities, mutual funds, and structured bank deposits) or pension products (including provident funds, participatory life insurance, and pensions), and shall engage in advising only;

- The Bank, those controlling it, and those under their control (like other entities engaged in advising) shall not be interested parties (holders of 5% or above of any means of control) in an institutional entity, and shall not be tied to such an entity by an agreement outside of the routine course of business, or whose terms differ from the generally accepted terms in similar agreements, except where they have received a permit, whose nature and conditions are not discussed in the Bachar Report. According to the Bachar Report, the Anti-Trust Commissioner, in conjunction with the Supervisor of Banks, the Commissioner of the Capital Market, Insurance, and Savings and the Chairman of the Israel Securities Authority, will determine which agreements require such permits.

Remuneration of advisors

The Bank will be required to adhere to the following principles, which apply to entities engaged in advising:

- The Bank shall not receive any remuneration whatsoever from the owner of a financial/pension instrument for carrying out transactions in its products. This does not preclude remuneration received for custodian or other accepted banking services, paid under the agreements between the Bank and the institutional entity, as described above, with the exception of distribution fees;
- The Bank shall be permitted to charge commissions for transactions in financial or pension products from the customer only;
- The transaction commission paid by the customer shall be determined in a manner such that the Bank and those engaged in advising will be indifferent to advising on or selling similar products.
- An advisor, a Bank employee, or the profit unit to which the advisor belongs shall not receive any benefit determined by the identity of entities whose products they advise on or sell.

The main amendments recommended by the Director-Generals' team (as relevant to the Bank):

- When selling financial products, the Bank will be permitted to receive uniform, supervised distribution fees from the producers of the products.
- Incentives to encourage foreign entities to purchase provident and mutual funds.

Advising and sale of insurance and pension products by banking corporations

- The Bank shall be permitted to advise on or sell life insurance and pension products, only after it has completed the sale of all of its holdings in provident funds, and is not an interested party in an insurer (including a pension fund), and has also completed the sale of all of its holdings in mutual funds.
- A banking corporation shall not be permitted to sell insurance products that are not life or pension insurance products, or to provide advisory services with regard to such products.

Supplementary measures

According to the Bachar Report, recommendations will be considered, as necessary, in order to further reinforce competition in the capital market, including the expansion of financial activity and the creation of alternative sources of financing, through examination and regulation of the following areas: Commercial securities; money market funds, including the possibility of drawing checks on shekel funds; sale and re-purchase of securities (repo); distribution of mutual funds by non-stock exchange members; facilitation of transfer of customer accounts between banks; deposit insurance; proprietary investments and banks as market makers; implementation of securitization programs in the Israeli banking system. According to the Report, the Committee's recommendations with regard to the supplementary measures will be submitted to the Minister of Finance by mid-2005.

On November 14, 2004, the government approved the reform proposed in the Bachar Report. The Prime Minister stated that he is willing to accept full separation of provident and mutual funds from the banking system, although the proposed model is aggressive. However, he expressed his wish to bring about the realization of the reform, with the consent of all those involved.

The response of the Prime Minister's Office to the Bachar Report also referred to the issue of distribution commissions, and stated that a possibility that should be considered is that banks, as distributors, would be able to charge commissions from product owners. Additionally, the response noted that since the model proposed in the Bachar Report does not exist anywhere in the world, there is no one from whom to learn about successes and failures, so that the risk involved is high.

On January 3, 2005, the Ministry of Finance released a letter by Mr. I. Cohen, Director-General of the Office of the Prime Minister, and Mr. Y. Bachar, Director-General of the Ministry of Finance, to the Prime Minister and the Minister of Finance, concerning the format for implementation of the reform in the capital market, following the examination of comments by Ministers and the public with regard to the proposed reform. The additional examination that led to the letter was carried out in accordance with the government resolution dated November 14, 2004.

Recommendations in the letter include the following:

- With regard to the question of whether sale of the full holdings of the banks in provident and mutual funds is required, the recommendation is to favorably consider granting incentives aimed at encouraging foreign entities to purchase the provident and mutual funds, similarly to those in effect for other investments in the economy.
- With regard to the concern over the creation of a vacuum in the area of underwriting, in light of the stringent limitations in the Bachar Report, the letter states that while the limitations proposed in the report will in fact restrict large lenders from serving as underwriters of entities in which they are creditors, in the opinion of the letter's authors the limitations are reasonable and proportionate, and will contribute to the minimization of exploitation of conflicts of interests in underwriting, without impeding its proper function.
- Further, the letter states that a necessary condition for the sale of the banks' holdings in provident funds is the enactment of a law regulating the operation of provident funds, mainly in the matters of licensing, supervision and enforcement, facilitation of members' transfers from fund to fund, and investment policy.

- The letter recommends a thorough, comprehensive examination of the structure of supervision of the capital market in Israel, to assess the benefit of a comprehensive view of the capital market against the risk of concentrating excessive power in a single entity. The letter states that the legislative changes required to adjust standards should be carried out concurrently with the legislative amendments needed to implement the other recommendations of the reform.
- The letter recommends that priority be given to identifying additional problems in the capital market and proposals to address them by the Interministerial Committee, in the areas of:
  - Restriction of competition in the area of deposits and in the area of short-term credit.
  - Restriction of competition by facilitating the entry of new financial entities into the market.
  - Establishing directives to facilitate customers' transitions between banks.
- The letter further recommends that the Director-General of the Prime Minister's Office and the Ministry of Finance should continue to examine the need for the recommendation to restrict the number of producers with whom marketers are permitted to contact, due to the claim that this constitutes unnecessary damage to the capital market, in both the financial area and the pensions area.

  The letter recommends that the examination process should be carried out concurrently with the legislative process, while consulting with the various supervisors in the capital market.
- With regard to the recommendation of the Bachar Report to prohibit the supervisors in consulting and distribution of pension and financial products from receiving any remuneration from the owners of products for the sale of their products, after examining the arguments objecting to the recommendation, the letter proposes a different remuneration model:
  - Entities engaged in consulting and distribution of financial products (including mutual funds, advanced study funds, and provident funds for 15 years without an insurance component) will be permitted to charge the products' producers a distribution commission for the sale of their financial products. The distribution commissions will be uniform, transparent, and supervised, so that those engaged in consulting will be indifferent to consulting or selling similar products (thus, for example, the commissions will not be determined in relation to the management fees or based on the number of transactions executed).
  - Conversely, those engaged in consulting on pensions will not receive any remuneration from the owner of the financial instrument for performing consulting or distribution activities of their products.
  - The details of the remuneration model, including the types of commissions, the manner of supervision, rates, and directives to ensure transparency in distribution fees will be formulated by the Director-General of the Ministry of Finance, the Chairman of the Israel Securities Authority, and the Supervisor of the Capital Market.

- The letter further proposes establishing an examining team headed by the Anti-Trust Commissioner, with the participation of the Chairman of the Israel Securities Authority and the Supervisor of the Capital Market, to guide and examine the implementation process of the remuneration model, and that the remuneration model should apply for an interim period of approximately 5 years, at the end of which the examining team, having examined the extent of competition developing in the market in the area of the distribution of financial/pension products, will recommend one of the following:
  1. Reduction of the degree of supervision on the amount of the distribution commission, up to the transition to a free market.
  2. Payment of a uniform distribution commission by the distributor.
  3. Prohibition of remuneration of the distributor by the producer.

In conclusion of the recommendations, the letter recommends approving the implementation of the recommendations of the Interministerial Committee as presented in the Bachar Report, subject to the directives and changes detailed in the letter, within the framework of a governmental draft law.

The Ministry of Finance recently published legislative memorandums for the implementation of the conclusions of the Bachar Committee on capital market reform. The proposed legislation would act to greatly diminish banking activity, creating a complex system of restrictions and impediments, mainly applying to banks. In addition, the proposed legislative process significantly increases the involvement and authority of the supervisory bodies (including the Supervisor of Banks and the Supervisor of the Capital Market in the Ministry of Finance), both by leaving numerous matters at the discretion of the Minister of Finance and by expanding the regulator's authority to enforce and supervise. An initial perusal in order to understand the consequences of the legislative memoranda reveals the following highlights:

- Banks will be required to sell their ownership of mutual and provident funds, with the separation process limited to a 3-4 year timeframe.
- Distribution commissions, if any, will apply to mutual funds only.
- Separate consulting and marketing models are proposed, with the marketer's role preferable. According to the proposals, banks will not be permitted to engage in marketing, but in consulting only.
- There will be material difficulty in offering operational services to institutional entities.
- Banks will be unable to operate in the field of pensions with some 70% of the market - customers who are salaried employees.
- The Bank's capabilities in the capital market will be restricted - offerings, ETF holdings, asset management for institutional entities, etc.
- The proposed legislation discriminates between different Israeli banks based on their size, and between Israeli and foreign banks.

In the event that legislation is enacted on the basis of the aforementioned, there will be a material adverse effect on the Bank Group's results of operations; however, the probability that the recommendations included in the report will be enacted as legislation, as they are, in full, and the extent of the effect of the legislation on the Group cannot be presently evaluated.

The Bank Group's income from provident fund management fees totaled NIS 348 million in 2004, compared with NIS 396 million in 2003.

The Bank Group's income from mutual fund management fees totaled NIS 402 million in 2004, compared with NIS 244 million in 2003.

See Note 31 to the Financial Statements and the Auditors' Report.

Human Resources

The long-term strategic planning carried out by the Bank in 2004 included the formulation of a human resources strategy.The strategy that developed is based on the ongoing efforts in the area of human resources which have been characteristic of the Bank for many years, adapted to the Bank's overall strategy and the business needs derived from it, and to developments in the field of human resources. The Human Resources Area has set the goal of being "a strategic, supportive partner in the achievement of the Bank's business goals, while emphasizing the development of human resources and the maximization of employees' potential, and striving continually for excellence and for informed, effective utilization of resources".

The strategic plan is based on six main areas of activity:

- Human resources planning
- A comprehensive compensation system
- Organizational culture and climate
- Building global capabilities
- Building and cultivating core competencies
- Excellence in management

Concurrently, continued investment in infrastructure and processes, while continually striving to improve service and customer relations.

Human Resources Planning

Total Employee Posts at the Bank Group

The total number of employee positions at the Bank Group, apart from the Bank's own personnel, includes external personnel, employees at subsidiaries who are not employees of the Bank, and local employees of the Bank's branches abroad.The total number of employees of the Bank Group reached 12,566 at the end of 2004, compared with 12,464 at the end of 2003.

The net increase of 102 positions in the Bank Group in 2004 was attributable to academics hired for the management training program and investment training, professional employees hired directly for positions in which unique professional expertise is required, and an increase in the number of employees abroad in response to the strategic plan to expand the Bank's foreign operations.

Following are details on the number of employees of the Bank Group, in terms of positions[1]:

	2004		2003	
	Annual average	Year-end balance	Annual average	Year-end balance
Bank:				
In Israel*	**8,975**	**9,144**	8,645	8,745
Abroad	**404**	**416**	387	399
Total at Bank	**9,379**	**9,560**	9,032	9,144
Subsidiaries:				
In Israel*	**2,583**	**2,561**	2,997	2,933
Abroad	**424**	**445**	375	387
Total at subsidiaries	**3,007**	**3,006**	3,372	3,320
Total at Bank Group	**12,386**	**12,566**	12,404	12,464

* As of January 1, 2004, at the merger of Mishkan with the Bank, Mishkan employees are included as employees of the Bank. In 2003, the 334 employees of Mishkan were included as employees of subsidiaries.

Following are details of salary costs at the Bank[2] (NIS thousands):

	2004	2003	2002
Cost per employee post - excluding bonuses*	**272**	274	230
Cost per employee post - including bonuses*	**308**	289	231
Salary** per employee post - excluding bonuses*	**181**	173	156
Salary** per employee post - including bonuses*	**211**	186	157

(1) Number of posts, including equivalents of overtime and budgets for external personnel, needed to adjust manpower needs for the introduction of certain projects.
(2) Excluding cost of streamlining programs.

* Bonuses - differential remuneration paid once a year.
** Salary - calculated according to gross salary as paid to the employee.

Human Resource Characteristics

The average seniority of the Bank's employees is 16.8 years, similar to 2003. The average age of employees is 41.9 compared with 41.8 in 2003. 64.4% of the Bank's employees are women, compared with 64.3% in 2003.

Enhancing the Quality of Employees

The quality of employees continued to undergo a rapid improvement in 2004. The improvement was reflected by promoting the aspiration for study among the Bank's employees, by the absorption of high caliber employees holding academic degrees, and by a large-scale investment in professional and managerial training through the Poalim Campus.

The percentage of Bank employees holding academic degrees rose substantially, by 2.3%, during 2004. The increase resulted from the absorption of new degree holding employees attending the Bank's management training and investment consultancy courses, direct hiring of degree holding employees, and Bank employees who completed academic studies. During 2004, 122 Bank employees completed academic degrees, of which one third earned MA degrees. 253 employees were enrolled in academic studies in 2004, of which 102 studied toward MA degrees.

During the past ten years, the Bank has recorded a consistent increase in the ratio of its employees holding academic degrees, as follows:


40%
35%
30%
25%
20%
95 96 97 98 99 00 01 02 03 04

Percentage of Graduates at the Bank

Year	**2004**	2003	2002	2001	2000	1999	1998	1997	1996	1995
Rate of holders of academic degrees (%)	**41.3**	39.0	36.0	33.9	30.2	29.5	28.1	26.6	25.8	24.6


Comprehensive Compensation System

Change in the Compensation System

In March 2004 an agreement was signed between the Board of Management of the Bank and the employees' union, the key point of which is a change in the compensation system at the Bank in 2004-2009. Under the terms of the agreement, option notes on shares of the Bank will be granted to the Bank's permanent employees. The employees will be entitled to an annual bonus at variable rates, based on the Bank's rate of net return on equity.

The agreement reflects the importance attributed by the Bank's Board of Management and employees to strengthening their relationship and changing the components of salaries, by reducing the fixed part of the salary in favor of the variable part which is contingent on the Bank's performance.

Option Plan

In accordance with the agreement between the management of the Bank and the employees' union with regard to the change in the compensation system at the Bank in 2004-2009, on May 30, 2004, the Board of Directors adopted an option plan which included the agreements reached with employees' union, as noted above. The plan stipulates that a total of 24 million options will be allotted (at no charge), convertible into 24 million ordinary shares of the Bank, in six annual portions (approximately 4 million options each year) each year from 2004 to 2009, at a realization price of NIS 1 per share. Under the option plan, the first two portions of options were given to the Bank's employees in August 2004 and February 2005.

An additional option plan was also approved on that date, granting 1.2 million option notes exercisable into 1.2 million shares of the Bank to the Bank's employees abroad and to Bank employees with personal contracts.

Organizational Culture and Climate

In 2004, a decision was made to instill a performance culture derived from and supporting the Bank's strategy. For this purpose, a project management methodology was developed which specifies a framework for adjusting resources, developing and consolidating managerial capabilities, and monitoring the effectiveness and efficiency of the project. Concurrently, the various divisions in general, and Human Resources in particular, began a process of defining measurable goals, defining personal commitments to achieve the goals, and routine monitoring of progress. A system of performance measures and achievement-based compensation is planned in the future.

Building Global Capabilities

In view of the strategic decision regarding the transition to a global organization, activity in 2004 focused on building the human resource infrastructures of the international operation. Actions taken include defining the profile of a representative, constructing a unique diagnostic tool to enable managers to identify potential for positions abroad, and constructing a compensation model for Bank assignees and local employees in international private banking and at the New York branch. In addition, a classification model for Bank offices abroad was formulated, and the procedure for creating career packages for returning assignees was established.

Building and Cultivating Core Competencies

Poalim Campus

The goal of the campus was redefined in 2004 as strategy-centered and customer-centered .The campus is aimed at helping the Bank's management and organizational units to achieve their business goals, in line with the organization's strategy. The campus offers services focused on creating value for its customers: management, organizational units, and employees. The services offered by the campus are:

- Core services - support change and empowerment processes to achieve excellence in performance.
- Other services - includes enrichment, consulting, guidance, development, and knowledge mediation.

The campus focuses on empowerment of human capital in order to achieve excellence in performance, through banking and managerial training throughout the course of employees' careers.

In 2004, 58,230 training days were held, mostly in banking. Approximately 20% (10,789 training days) of the total were conducted through decentralized instruction in regions, a trend that will continue to develop during the coming years, concurrently with the absorption of e-learning. The distribution of training days indicates a 100% increase in training days on business, managerial, and behavioral skills, and a similar number of training days on banking, information systems, and call center training as in 2003.

Poalim for Future Management

The human capital of the Bank in general, and the population of managers in particular, is a key element in the realization of business goals. In 2004, the Bank continued its overall plan to enhance and develop managerial capabilities, focusing on the unique needs of the different managerial levels. In order to build high-quality management reserves, a dynamic, structured work process was implemented. The process refers to two distinct populations: senior managers and middle managers; the explicit goal is improved appointments to managerial positions.

Poalim for Future Management - Senior Level

As part of the ambition to cultivate and develop managerial excellence, the pool of potential senior managers (from the level of branch managers and department managers at the Head Office) was renewed, in order to locate candidates for senior management positions at the Bank. The process was ongoing and began in 2003; it concluded with the identification of candidates for a unique development and training program (Senior Development and Leadership) from among branch managers and department managers at the Bank's Head Office. The first managers' development and training program was completed in 2004, with about half of the participants appointed to senior positions at the Bank.The second session of this prestigious program will begin early in the second quarter of 2005.

Poalim for Future Management - Mid-Level

At the middle management level (up to branch managers/department managers at Head Office), a uniform procedure was formulated to locate managerial potential and appoint managers, emphasizing high standards of quality and involving supervisors at various levels.

To support the process, a computerized system was developed to document all stages and levels of the process.

The process of locating potential will take place twice a year, resulting in up-to-date reserves of potential, by position and range. Each new appointment at the Bank will come from these reserves and will be required to adhere to the threshold requirements determined.

Poalim for Managerial Development

As part of the Bank's commitment to the development and cultivation of managerial excellence, a managerial development model was created, aimed at providing a solution for a variety of organizational needs such as incentives and motivation maintenance, differential development, integrative training aimed at improving performance, and development for future roles.

Development framework - defining cultivation, training, and management development processes, as derived from present position and target positions.

Classification axis - distinguishing between groups of managers according to function and inclusion in potential reserves.

The model provides a solution to the need for training and development of managers, towards future positions and in current positions.The Management and Leadership School was established within the Poalim Campus in order to carry out the comprehensive managerial development plan.

Draft Law on Economic Policy for the Fiscal Year 2005 (Legislative Amendments), 5765-2004

On October 27, 2004, the draft law on Economic Policy for the Fiscal Year 2005 (Legislative Amendments), 5765-2004, was submitted, proposing a change in the definition of "wages" in the Value-Added Tax Law to include retirement bonuses or bonuses due to death, as well as all amounts paid by employers to advanced study funds or to provident funds that are not central severance pay funds, even if they were not considered income from work under the directives of Section 3 of the Income Tax Ordinance at the date of payment to the advanced study fund or provident fund. This draft law, if approved, will impact provisions and wage tax payments recorded by the Bank, increasing the Bank's payroll expenses. The application of the proposed law to various wage components is unclear. If the draft law is approved, it will bring about a future increase in payroll expenses.

Strategic Plan

On August 17, 2004, the Bank's Board of Directors approved a strategic plan for the Bank for the coming years, through 2008.

This is the first time the Bank has formulated a long-term strategic plan, as is customary at major leading banks worldwide.

The plan addresses all segments of the Bank's operations in Israel and abroad.

It is emphasized that the information presented in this section is forward-looking.

The overall goal of the plan is to realize a sustainable return on equity of over 15% by 2008, similar to leading banks in Europe and the United States.

The plan's objectives include the expansion of the Bank's operations overseas, which is targeted to reach 30% of its total activities.

The Bank intends to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in various areas of its activity, particularly in all aspects of customer service. The expansion overseas also aims to reduce, where possible, the Bank's dependence on fluctuations in the Israeli economy. The expansion will not harm the Bank's operations in Israel, but rather will assist the Bank in consolidating its leadership in all areas of the Israeli banking system: retail, business, finances, and asset management. It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning for several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent realization of future plans. Among these, note that the success of a plan of this kind depends on the Bank's internal ability to carry out its objectives, but also on the condition of the global economy, and especially the political and economic situation in Israel and in the region. The possibility of a slowdown in Israel's growth rate and in that of the industrialized countries should be taken into consideration. Various risks threaten growth in Israel and worldwide, such as terrorist attacks, the volatility of commodity prices in general and those of natural resources (such as oil) in particular, volatility in capital markets, and more.

In addition, the plan's success will also be a function of potential future regulatory changes in Israel, including, in particular, possible changes in the structure of the Israeli capital market.

Further to the plan described, on January 13, 2005, the Board of Directors of the Bank approved the Bank's work plan for 2005.

The work plans are targeted to achieve a 14% return on equity in 2005. This objective is based, among other factors, on forecasts that the Israeli economy will continue to develop and grow, similarly to its growth in 2004, the inflation rate will be as planned, and the condition of the Israeli and international economy will help to bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, so that the decrease in provisions for doubtful debts will continue;

B. The Bank's international operations will expand, including international private banking activities;

C. The Bank's financial activities will expand, in Israel and globally;

D. The volume of customers' activities in the different segments will increase.

It is emphasized, however, that in the event that developments in the Israeli and/or international economy differ from expectations for the worse, and in the event that the above assumptions and/or plans, in whole or in part, are not realized, there will be an adverse effect on the Bank's work plans, which may prevent the attainment of the return on equity goal noted above.

Furthermore, the work plans for 2005 and the return on equity goal do not reflect the potential impact on the Bank's profit in the event that the recommendations of the Bachar Committee are implemented, in whole or in part.

It is emphasized, again, that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is forward-looking information.

Poalim for the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Poalim Bank Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives.

This involvement is part of an advanced managerial conception stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in initiating changes.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale voluntary activities in which both management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' "sense of pride and cohesion". In addition to these activities, in 2004 the Bank launched its flagship community project, "Read & Succeed".

The Bank Group's involvement in the community is expressed in several diverse areas of activity and projects:

- "Poalim for the Community" Foundation - contributes to a wide range of organizations which support the needy.
- "Read & Succeed" - in addition to the Bank's ongoing community activities, the flagship project "Read & Succeed" was launched in 2004, to encourage reading by children and to increase public awareness in this area.
- "Poalim Volunteers" - extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships - funding social activities through community-oriented sponsorships.
- Donations of computers and equipments - each year the Bank donates computers and equipment to educational institutions, health institutions and various non-profit organizations.
- Collaboration with the "Matan - Your Way to Give" Foundation - the Bank's employees and managers take an active part in activities through "Matan - Your Way to Give", which raises donations from employees for a variety of social projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in 2004 totaled a monetary value of NIS 17.1 million.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2004, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, support for weak populations and educational institutions, culture, welfare, health, and science. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged school children, and to the development of educational initiatives and enrichment programs for children and youth as well as for children who are hospitalized and require special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which "Poalim for the Community" is a regular donor is health. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - In 2004, the Bank launched the "Read & Succeed" project, aimed at changing the reading habits of Israeli children and youth, and, in addition to its ongoing community activities, decided to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society.

The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank will purchase tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project will also include a public information campaign, in which the Bank will invite the general public to bring children's books to its branches for donation to libraries. Other activities will include meetings between children and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, which will be conducted in collaboration with the Reshet television company, the Children's Channel, and other media. Familiar characters that are popular among children and adolescents will promote changes in reading habits.

An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Through cooperation between several Bank areas, this project assists employees who wish to volunteer for community activities. The Bank areas involved are the Human Resources Area, the employees' union, the Manager for Community Affairs, regional managements of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in the southern and central regions are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Bank employees in other areas also volunteer individually with the Bank's assistance.

Community-oriented sponsorships - The Bank is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.

In 2004, the Bank donated 852 computers.

"Matan - Your Way to Give" (hereafter: "Matan") - Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.
Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model of activity is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a unique process, based on standards of proper management and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

The Board of Directors and the Discharge of its Functions

During 2004, the Board of Directors of the Bank continued its activity in formulating Bank policy and principal lines of its activity, determination of guidelines on various matters, including the activities of subsidiaries in Israel and abroad, on the subject of exposure to various risks, the issuing of bonds, raising capital, purchase and realization of permanent investments, carrying out of buyout offers and mergers, approval of the quarterly and annual financial statements, dividend distributions, establishing policy on salaries, retirement conditions, remuneration policy for employees and senior managers, and supervision and control over the ongoing business operations. The Board in plenary session and its committees - the Credit Committee, the Special Credit Committee for Discussing Customers from the Telecommunications Industry, the Transactions with Interested and Related Parties Committee, the Balance Sheet Committee, the Business and Budget Committee, the Audit Committee, the Salaries and Human Resources Committee, the Prospectus Committee, the Expense Control and Streamlining Committee, and the Investment Approval Committee held detailed discussions on various aspects of the Bank's activities.
In the course of the year, the Board of Directors held 25 meetings in plenary session, passing two resolutions in writing without actually convening, and 147 meetings of its various committees and advisory teams.

The Credit Committee held discussions on matters of principle and the Bank's credit policy in Israel and abroad. The Committee was given comprehensive reviews of borrowers over and above a given amount and approved credit facilities or new credits to customers, discussed significant debt-rescheduling arrangements and substantial debts that are difficult to collect, heard reviews on activity within different sectors of the economy, discussed the policy on collateral and collateral premiums and on levels of authority on credit in Israel and abroad, and discussed the annual and multi-year program for monitoring credit in Israel and abroad.
The Credit Committee held 37 meetings in the course of the year.

The Special Credit Committee for Discussing Customers from the Telecommunications Sector discussed and approved the granting of specific credits and credit lines to customers from the telecommunications sector. The Committee meets on an ad hoc basis. The authorities and directives that applied to the Credit Committee as stated above applied to this Committee with the necessary adaptations and changes.

The Special Credit Committee for Discussing Customers from the Telecommunications Sector held 11 meetings in the course of the year.

The Special Credit Committee for Discussing Customers from the Telecommunications Sector was cancelled by the Board of Directors' resolution dated August 2, 2004.

The Transactions with Interested and Related Parties Committee discussed transactions with parties having an interest in the Bank and with "related parties" of the Bank as defined by the Bank of Israel, including sale and rental transactions with "related parties" at sums determined in the Bank of Israel's Proper Banking Management Directives. The Committee also discussed transactions with others in which an office-holder at the Bank is an "interested party" as defined in the Companies Law, 5659-1999, at amounts determined in the Bank of Israel's Proper Banking Management Directives. The Committee also received current reviews of the economic and financial condition of these entities.

The Transactions with Interested and Related Parties Committee held 42 meetings in the course of the year and passed two resolutions in writing without actually convening.

The Balance Sheet Committee held discussions every quarter on the subject of doubtful debts in Israel and abroad, and discussed the Bank's quarterly and annual financial statements. The Committee received quarterly reports on problematic credits in Israel and abroad.

The Balance Sheet Committee held five meetings in the course of the year.

The Business and Budget Committee discussed all matters relating to the Bank's business policy, including the Bank's business position on the basis of periodic reports as required in Bank of Israel's Proper Banking Management Directives, and the current monitoring of the actual implementation of the budget. The Committee also deliberated on the main changes in the condition of the Bank's subsidiaries and material investments therein, and the extent of the Bank's exposure to the various types of risks. The Committee discussed the organizational structure of the Bank, and the appointment of senior officials at the Bank and its subsidiaries. The Committee received periodic reviews of subsidiaries in Israel and abroad, deliberated on material transactions with them and investments therein, business relations with them and changes in their control structure. The Committee also discussed the floating of issues by the Bank and its subsidiaries and the implementation of fixed investments.

The Business and Budget Committee held 10 meetings in the course of the year.

The Audit Committee discussed and approved the work program of the Bank's internal auditor, and monitored its implementation, including setting the desired outline for the audits of subsidiaries in Israel and abroad. The Committee also discussed Bank of Israel audit reports received during the year, the audit reports by the external auditors, and the internal auditor's material and/or prominent reports, and monitored the processing of these reports. The committee discussed the findings of the review of embezzlement and fraud.

In addition, the Committee received reports on the periodical conclusions relating to audit findings, including reports concerning the control mechanisms at corporations controlled by the Bank.
The Committee audited, via the internal auditor or by other means, compliance with the provisions of the Bank's articles of association, the Board of Directors' working procedures and the implementation of the resolutions of the Board of Directors and its Committees.
The Committee deliberated on the authorization of operations and transactions related to office holders and the approval of "extraordinary" transactions, as required under the provisions of the Companies Law, 5659-1999.
The Committee also held discussions on many subjects, as required by Bank of Israel's Proper Banking Management Directives, including a discussion on the appointment of auditors, discussions with the auditors, and a discussion with the internal auditor alone.
The Audit Committee held 21 meetings in the course of the year.

The Salaries and Human Resources Committee discussed and made recommendations to the Audit Committee and the Board of Directors on conditions of salary, conditions of retirement and remuneration for the Bank's office-holders, including the Chairman of the Board of Directors, the Chief Executive Officer, and senior managers at the Bank. The Committee also discussed and made recommendations to the Board of Directors on conditions of salary, and conditions of retirement and remuneration for employees of the Bank who are not office-holders, including employees at the branches and at the Bank's offices and subsidiaries abroad, and made recommendations on policy regarding the conditions of employment and retirement of office-holders, managers, and employees of the Bank's subsidiaries in Israel, including the conditions of the personal employment contracts of managers of subsidiaries in Israel.
The Salaries and Human Resources Committee held 10 meetings in the course of the year.

The Prospectus Committee meets on an ad hoc basis for the purpose of discussing and approving draft prospectuses.
The Prospectus Committee did not hold any meetings in the course of 2004.

The Expense Control and Streamlining Committee maintained regular control over the Bank's expenses, discussed proposals and the formulation of measures for increasing the Bank's efficiency, reducing the Bank's personnel and saving on its expenses, and made recommendations to the Board of Directors for their approval. The Committee recommended the adoption of streamlining program of the Bank's subsidiary companies.
The Expense Control and Streamlining Committee held eight meetings in the course of the year.

The Investment Approval Committee meets on an ad hoc basis to discuss and approve the Bank's investments in new companies for amounts exceeding $1 million and up to $3 million. Investments in amounts exceeding $3 million are submitted for the approval of the Business and Budget Committee, and investments in amounts exceeding $5 million are submitted for the approval of the Board of Directors.
The Investment Approval Committee did not hold any meetings in the course of 2004.

The Retail Banking Committee was formed according to a decision by the Board of Directors of February 29th, 2004.The Committee discussed various matters concerning the Retail Area's activities and budget, including the branches' activities and structure; the deployment of the branch network; the design and management of branch assets; and advertising and marketing through the branches. The Committee presented its recommendations on said matters to the Business and Budget Committee and to the Board of Directors.

During 2004, the Retail Banking Committee, convened in an abridged format as a sub-committee of the Business and Budget Committee, and held one meeting.

The Retail Banking Committee was cancelled by the Board of Directors' resolution dated August 30, 2004.

Reporting on Directors Having Accounting and Financial Proficiency

According to the directives of the Bank of Israel, banking concerns must implement the directive of the Israel Securities Authority regarding "Reporting on Directors Having Accounting and Financial Proficiency" (hereinafter, the "Directive").

According to the Directive, every company will have to decide on the "necessary minimum" of directors who have "accounting and financial proficiency" and taking into account, inter alia, the size of the company, its type of activities and degree of complexity, in a manner that will permit the board of directors to meet the obligations imposed upon it and especially in regard to its responsibility to examine the financial status of the corporation, and to formulate and approve the financial statements. In the Directive, a "director having accounting and financial proficiency" is defined as a director who does not hold another position at the company, and due to education, experience, or skills, as defined in the guidelines, has a high level of proficiency and understanding of business matters, accounting, internal auditing, and financial statements, to such a degree that will permit him to fully understand the company's financial statements and be able raise questions and issues before the board of directors concerning the financial reporting of the company, for the purpose of approving and publishing suitable financial statements.

The Directive stresses that its purpose is not to grant special status to directors who are classified as having "accounting and financial proficiency" and it does not alter the responsibility imposed upon them and on the other directors, as stated in law. The Directive also states that in the periodic report, within the board of directors' report, the directors who have "accounting and financial proficiency" will be identified, even if the number of these directors is in excess of the minimum number of directors decided upon by the company.

The Board of Directors of the Bank at its meeting of February 29, 2004 decided that the minimum appropriate number of directors having "accounting and financial proficiency" will be two, similar to the number of external directors appointed to a public company according to the Companies Law, 5659-1999.

It should be noted that since the Chairman of the Board of Directors, Mr. S. Nehama, and the Director Mr. D. Dankner, who serves as active Chairman of various companies in the Bank Group, may be considered as holding another position at the Bank Group, they are not taken into account for the purposes of the directive.

Members of the Board of Directors who have "accounting and financial proficiency", based on their education and experience, and noting that they do not hold any additional position at the Bank, are the following:

1. Irit Izakson - B.A. in Economics, MSc. in Operational Research.
Serves as a member of the Board of Directors of Bank Hapoalim B.M. from December 27, 1999 and is a member of the Credit Committee, the Audit Committee, the Business and Budget Committee, the Balance Sheet Committee, and the Expense Control and Streamlining Committee.
Serves as a director in the following companies: Nisko Industries Ltd. (external director), Eurocom Communications Ltd., Arison Holdings (1998) Ltd., Arison Investments Ltd., Shikun U'Binui Holdings Ltd.
In the past five years she has also served as a director in the following companies:
Koor Industries Ltd., Hachevra LeIsrael Ltd, Mehadrin Ltd., Meshulem Levinstein Ltd. She previously held a number of positions in the course of her 17-year employment at Bank Leumi Le-Israel Ltd. Among the positions was that of Manager of Shekel Assets and Liabilities. Her last position held at Bank Leumi Le-Israel Ltd. was as Head of the Industrial Sector of the Business Area.

2. Joseph Dauber - B.A. in Economics and Statistics and a Certificate in Business Administration.
In 1988-2002, served as a member of the Board of Management of Bank Hapoalim B.M. in the following positions: 1988-1994 - served as a member of the Board of Management and Head of Credit. 1994-2000 - served as a member of the Board of Management and Head of Commercial Banking. 2000-2002 - served as Vice Chairman of the Board of Management and Head of Commercial Banking. 1994-2000 - served as Chairman of the credit card companies of Bank Hapoalim B.M.
From September 30, 2003 serves as a director of Bank Hapoalim and is a member of the Credit Committee, the Transactions with Interested and Related Parties Committee, and the Business and Budget Committee.
Serves as a director in the following companies: Clal Insurance Enterprises Holdings Ltd., Nice Systems Ltd., Vita-Pri Galil Ltd., Mafil Ltd., Lodzia Rotex Investments Ltd., Afcon Industries Ltd., Dmirad Ltd. (PC), Orbit Wireless Technologies Ltd.
In the past five years he has also served as a director in the following companies:
Maritime Israel Bank Ltd., Epishent Finance Ltd., and Phoenicia Glassworks Ltd.
Member of the Finance Committee of the Keshet Eilon Foundation.

3. Ido Joseph Dissentshik - B.A. in Economics and Statistics, M.A in Journalism and studies towards a Certificate in Business Administration.
From 1985 - served as director and chairman of the board of directors of 15 private and public companies, served for 6 years as a manager in the Maariv Group, and for 2 and a half years as Chairman of Bezeq.
From December 23, 2002, serves as an external director of Bank Hapoalim B.M., is Chairman of the Transactions with Interested and Related Parties Committee, and is a member of the Credit Committee, the Business and Budget Committee, the Audit Committee, the Salaries and Human Resources Committee, the Balance Sheet Committee, the Prospectus Committee, the Investment Approval Committee, and the Expense Control and Streamlining Committee.
Serves as a director in the following companies: Dison Consulting and Investments Ltd., The Caesaria Development Company, Globecall - Communications Ltd.
In the past five years he has also served as a director in the following companies: Bezeq - The Israeli Telecom Corp. Ltd., DBS - Television Services via Satellite.

4. Imri Tov - B.A. in Economics and Political Science, M.A. in Economics.
Previously served as a researcher in the Research Department of the Bank of Israel and as Chief Economist of the Security Services, until June 2000.
From May 11, 2000, serves as an external director of Bank Hapoalim B.M., is Chairman of the Audit Committee, and is a member of the Credit Committee, the Transactions with Interested and Related Parties Committee, the Business and Budget Committee, the Salaries and Human Resources Committee, the Prospectus Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, and the Investment Approval Committee.
He serves as a director at the following companies: Elisra Electronic Systems Ltd. and MTA Holdings Ltd.
In the last five years, he has also served as a director at the following companies: Chemicals and Phosphates Ltd., Israel Aircraft Industries Ltd., Rafael (council), Kanfei Zahav Co. Ltd. (external director), Opterisity Ltd.

5. Israel Makov - B.A. in Agriculture and Economics, M.A. in Economics.
Serves as Managing Director of Teva Pharmaceuticals Industries Ltd.
From October 15, 2002, serves as a director of Bank Hapoalim B.M.
He is also a director at the following companies: Ramot (of Tel Aviv University), and companies of the Teva Pharmaceutical Industries Group Ltd.

6. Haim Samet - Advocate.
From 1970, a practicing advocate providing legal and business services, including preparation of prospectuses, guidance and consultation to commercial companies, public and private, operating in Israel and abroad.
From 1995 - end of 1999, he served as a director of Bank Leumi Le Israel B.M. and as a member of the Credit, Audit, and Prospectus Committees.
From January 31, 2000, he serves as a director of Bank Hapoalim B.M. and is a member of the Credit Committee, the Audit Committee, the Business and Budget Committee, and the Expense Control and Streamlining Committee.
Serves as a director in the following companies: Hemed Chemicals Ltd., The Tel-Aviv Art Museum Ltd., Tekoa Agro Technologies Ltd., Tekoa Mushroom Farm Ltd., H.Y.D Trustees (1991) Ltd., Keren Yaar Investments Ltd., H.Y.D.O. Holdings Ltd., H.Y.D. Services (1991) Ltd., H.Y.D. Assets Ltd., White Ocean Ltd., White Ocean International Ltd., H. Samet Advocates.
In the past five years he has also served as a director in the following companies: Arison Holdings (1998) Ltd., Arison Investments Ltd.

7. Jay Pomrenze - B.A. in Chemistry, M.A. in Jewish Philosophy, MBA.
From April 1, 2002, serves as a director of Bank Hapoalim B.M. and is a member of the Business and Budget Committee, the Salaries and Human Resources Committee, and the Expense Control and Streamlining Committee.
Previously served as the officer responsible for the publication of the financial reports, audit, supervision and operations reports at Bankers Trust Trading.
Serves as a director in the following companies: Poalim Capital Markets and Investments Ltd., Kardan N.V., the Investment Committee of the Rothschild Foundation; and as a member of the Advisory Board of the Fortissimo Technology Buyout Fund.
In the past five years he has also served as a director in the following companies:TBIH (a European company), Poalim Ventures Ltd.

8. Moshe Koren - B.A. in Economics and Statistics. Graduate of Financial Statement Analysis courses.
From 1959 served in a number of capacities at Israel Mortgage and Development Bank Ltd.
From 1961 served in a number of capacities at Foreign Trade Bank Ltd., which merged into the First International Bank of Israel Ltd.
At the First International Bank of Israel Ltd. served in a number of senior positions, including management of the Credit Division, the last of which was acting managing director of the bank and Head of the Credit Division and the Foreign Currency Division.
From August 3, 1992, serves as a director of Bank Hapoalim B.M. and as a member of the Credit Committee, the Transactions with Interested and Related Parties Committee, the Business and Budgets Committee, the Prospectus Committee, and the Balance Sheet Committee.
In the past five years he served as a director and as a member of the audit committee of Ilanot Batucha Investment House Ltd. and Ilanot Batucha Asset Management Ltd.

9. Scott Shay - B.A. in Economics, M.A. in Management.
From November 5, 1997, serves as a director of Bank Hapoalim B.M.
From April 2001 serves as Chairman of the Board of Directors of Signature Bank.
In the past five years he has served as a manager in the following companies: Hyperion Partners L.P., Hyperion Partners II L.P., Ranieri & Co. Inc., and as a director or office holder in Hyperion related companies: Allied Healthcare International Inc., Cardworks L.P., Allied Healthcare (UK) Ltd., SuperDerivatives Inc., Hapoalim U.S.A. Holding Company Inc., Signature Securities Group Corporation.
In the past five years, he has also served as a director in the following companies: Hyperion II Advisor Corp., CMSI Inc., CLFC HPII Inc., Seven Rivers Property Investors, Inc., SAS Hyperion Corp., NDP Inc., Capital Lease Funding L.P.

10. Gideon Chitayat - B.A. in Economics, M.B.A - Finance, PhD. in Business Applied Economics.
From July 31, 2000, serves as an external director of Bank Hapoalim B.M. and is a member of the Credit Committee, the Transactions with Interested and Related Parties Committee, the Audit Committee, the Business and Budget Committee, and the Expense Control and Streamlining Committee.
Serves as a director in the following companies: Gilat Satellite Networks Ltd., Ofer Brothers Assets (1957) Ltd.
He is also a member of the Board of Trustees and the Board of Directors of the Tel Aviv Museum.
In the past five years he has also served as a director in the following companies: Israel Aircraft Industries Ltd., Diur B.P. Ltd., Cellcom Israel Ltd., Oil Refineries Ltd., Hapoalim U.S.A. Holding Company, Inc., and was a member of the Business Administration faculty of Tel Aviv University.

Other Matters

The Israel Police conducted an investigation into the Poalim for You campaign initiated by the Bank in late 1993, including the public's complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

Following a request by the Anti-Trust Commissioner, the Bank has approached the Commissioner in order to regulate by means of a type exemption the cooperation between banks in the areas of credit and syndications for granting loans with the customers' consent, provided that the amount of credit exceeds an amount to be determined, or, alternatively, that a restriction under Bank of Israel directives and/or under the law prevents the Bank from extending the credit requested by the customer alone. The Commissioner stated that until a type exemption is introduced in cooperation with the Bank of Israel, or by February 17, 2003, whichever is earlier, he does not intend to enforce the provisions of the law on cooperation between the banks in the granting of credit (consortiums) that meet the terms detailed in the Commissioner's notification.
On March 5, 2003, the Commissioner extended the validity of his notification, with a number of changes, until December 31, 2003. The main change is the reduction of the minimum aggregate amount of credit in consortium arrangements in which both the Bank and Bank Leumi Le-Israel B.M. are members, to NIS 100 million. It was explained that this restriction would not apply to a consortium arrangement concerning the repayment of debt deriving from credit granted prior to August 18, 2002 to the same person by the Bank and by Bank Leumi Le-Israel B.M.
The Commissioner has once again extended the validity of his notification on the matter of consortiums for granting credit, so that it is now in effect until December 31, 2005.

On August 3, 2004, the Banking (Licensing) Law (Amendment No. 13), 5664-2004 was enacted, the main elements of which are as follows:

1. Anyone holding over 5% of means of control on September 1, 2004 who has not been required to obtain a permit from the Governor may continue to hold the means of control in his possession without obtaining a permit, but may not continue purchasing additional means of control without a permit from the Governor, if after the purchase his holding would increase to a rate exceeding 5%. The transitional directive shall not be regarded as a permit with respect to the means of control which is the right to appoint directors.
2. Institutional investors (provident funds and mutual funds) controlled by one banking corporation shall not hold, jointly, over 5% of the means of control in another banking corporation. Such institutional investors who held over 5% of the means of control in another banking corporation on September 1, 2004 may continue to hold the means of control without obtaining a permit. However, they cannot purchase additional means of control, if after the purchase their holding will exceed 5%. The transitional directive shall not be regarded as a permit with respect to the means of control which is the right to appoint directors.

3. A banking corporation (not including institutional investors as described in section 2 above) shall not hold more than 1% of the means of control of another banking corporation or of a banking holding corporation that it does not control. The total holdings of a banking corporation in other banking corporations and in banking holding corporations not under its control shall not exceed 5% of the banking corporation's capital. This directive shall not apply with regard to exclusive control and exclusive holding by a banking corporation of over 50% of any type of means of control of another banking corporation, under a permit from the Governor.

   A banking corporation which on September 1, 2004 holds over 1% of the means of control in another banking corporation (but less than 50%), or whose total holdings in other banking corporations exceed 5% of its capital, may continue to hold the means of control, but cannot continue to purchase any additional means of control without a permit from the Governor, if after the purchase its holdings would exceed the maximal rates as stated.

4. The minutes of a general assembly of a banking corporation shall specify the names of those present, the names of voters, the rate of holdings on the basis of which they voted, and the manner of voting with regard to appointment of directors or termination of their service, transactions with interested parties, merger approvals, changes in the articles of association, and profit distribution. The Supervisor of Banks will be authorized to require those present and those voting at the assembly to provide information regarding their identity, those who sent them and those who control them.

5. Appointment of senior officers (as detailed below) of a banking corporation shall henceforth require sixty days' prior notice to the Supervisor of Banks, and is conditional on the Supervisor's non-objection to the appointment. The officers to which this requirement refers are: chairman of the board of directors, members of the board of directors, chief executive officer, and internal auditor, as well as additional senior officers whose identity will be determined by the Supervisor for each bank. At a bank with an identified controlling interest, the number of additional officers shall not exceed four; at other banks, their number shall not exceed seven.

6. If the number of directors in a banking corporation is less than the appropriate number as determined by the Supervisor of Banks for said banking corporation, and after the banking corporation and its shareholders have been given an opportunity to bring the composition of the board of directors up to the appropriate number and this has not been done, directors shall be appointed to make up the appropriate number by a special public committee that shall be appointed for this purpose.

   The committee shall be appointed by the Governor and shall number five members, who shall fulfill the conditions of independence and the conditions of professional qualification required of an external director in a banking corporation. A committee member shall be appointed for a period of no more than three years, and may be reappointed for an additional term of service.

7. The Supervisor of Banks' authority has been extended with the power to terminate the service of a director, business manager, or authorized signatory, in a case in which the banking corporation has been required by the Supervisor to remedy deficiencies noted by the Supervisor, and has not done so within the time period allotted for their correction.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999 between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.

The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.

During the police investigation, Mr. Isaac Behar, Member of the Board of Management and Comptroller of the Bank, was arrested, on November 5, 2003, and the Court extended his remand to November 11, 2003. He was enjoined from visiting his place of work until December 1, 2003, on which date he resumed his full duties at the Bank.

With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws.

In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On February 18, 2004, the Knesset Economic Committee held a discussion on the rate of commissions which banks charge their customers. In the discussion, the Chairman of the Committee asked the banks' General Managers to freeze commission prices pending completion of an examination by the Supervisor of Banks and by a professional team that the Economic Committee decided to establish. The bank managers agreed in principle to the Committee Chairman's request. The team appointed by the Committee is organized by the Knesset Research Department, and members include representatives of the Supervisor of Banks, the Ministry of Finance, the Association of Banks, and the Consumer Council.

In the beginning of May 2004, the Association of Banks received a report prepared by the consulting company Kesselman Finances Price Waterhouse Cooper, presenting the results of a comparative review of the level of banking commissions in Israel as compared to rates in other countries. According to the findings in the report, banks in Israel are at the median level of the sample, in the average range of countries examined in the comparison.

In addition, several private draft laws aimed at limiting banking commission charges were submitted to the Knesset during the year.

The team appointed by the Supervisor of Banks to examine policy with regard to supervision of the banks on the matter of pricing of banking services has submitted its recommendations, according to which some commissions should be monitored and supervised, while others should be canceled or their rates lowered.

In June 2004, the Anti-Trust Commissioner notified the Bank that in the context of investigating the nature and level of competition between the banks in the provision of current account management banking services, he leans towards the position that the level of competition for provision of these services, particularly in the area of the commissions charged for these services, is low. Therefore, he is considering exercising his authority under the Restrictive Trade Practices Law, 5748-1988, in order to determine whether five banks, including the Bank, constitute a cartel, which should be seen as the holder of a monopoly in the provision of the above-noted services. The Bank has stated its objection to the Commissioner's position.

Soon afterward, the Chairman of the Knesset Economic Committee suggested that an attempt should be made to bring about approval of a package deal with the participation of the banks, the Bank of Israel, and the Anti-Trust Commissioner, to promote legislation to regulate commissions. The Economic Committee approved the package deal on September 1, 2004.

The Bank has announced its agreement to adopt the package deal, as suggested by the Economic Committee, even improving the terms to sectors with special characteristics, beyond the terms proposed by the committee, subject to the approval of the package deal by all relevant parties. At the balance sheet date consent had not yet been obtained from all the relevant parties, so that it is still unclear if and when the package deal will be implemented.

In a discussion held by the Economic Committee, the Bank of Israel presented a draft law which it intends to submit to the Ministry of Finance, for the initiation of legislation. According to the Bank of Israel's proposal, legislative specification of the circumstances under which the Supervisor of Banks would be authorized to intervene in the rates of the following commissions: commissions that may impede competition; commissions for a service which the customer must receive from a particular banking institution; commissions for vital services related to current accounts; and commissions charged without reasonable justification.

Under this proposal, the Supervisor of Banks would be authorized to supervise commissions that fall under the aforementioned circumstances, with this supervision including the ability to determine a maximal price for the commissions included in the above list, or to prohibit a particular commission. In addition, the Supervisor will be authorized to refrain from approving an increase in commissions in case of a supervised service for which no maximal price has been established. Also, the draft suggests that the Supervision of Prices of Products and Services Law, 5756-1996 should not apply to banking commissions, in order to prevent duplicate supervision.

Additionally, the draft suggests that the Supervisor of Banks be authorized to impose monetary sanctions on a banking corporation charging commissions illegally. The suggestion also includes this authority for other infractions determined by the Governor of the Bank of Israel based on the Banking (Service to Customers) Law, 5741-1981.

On January 3, 2005, the Economic Committee, the Antitrust Commissioner, and the Supervisor of Banks approved an addendum to the package deal, which includes additional terms, including a requirement to freeze commissions for a period of one year as part of the deal. The addendum to the package deal also stipulates that the date for its implementation shall be no later than the beginning of May 2005.

On March 9, 2005, the Bank announced its intention of implementing the package deal on private customers' commissions beginning May 1, 2005.

At this stage, the Bank cannot assess the consequences of all of the above, if any, for the Bank's financial status and results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents.
The Antitrust Authority did not disclose the reason for the seizure of the documents or the subject of its investigation of the Bank.
As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank, Mizrahi Bank, and First International Bank.

On March 6, 2005, the Israel police began an open investigation in connection with suspected violations of the Money Laundering Prohibition Law.
In the course of the investigation, the police seized documents and records from various offices of the Bank and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, of which a small number serve as collateral for credit.
The police called employees of the Bank and of the Trust Company for investigation, including the Head of International Private Banking and the member of the Board of Management responsible, inter alia, for the Trust Company.
In the Bank's estimation, based on the information in its possession at this initial stage, the exposure to the matters known to be under investigation is not material to the Bank's business. However, at this early stage the Bank cannot assess the outcome and consequences of the investigation.

On February 29, 2004, the following changes were effected in the composition of the Bank's Board of Management, according to the Board of Directors resolution dated January 29, 2004:

- Mr. Y. Yarom was appointed to the Board of Management, as Head of Risk Management.
- Mrs. H. Pri-Zan was appointed to the Board of Management, as Head of Banking Subsidiaries.
- Mrs. O. Lerer was appointed Chief Internal Auditor of the Bank, with the status of Member of the Board of Management.

On May 15, 2004, Mr. Dan Dankner retired from his position as Vice Chairman of the Board of Directors of the Bank.

On March 30, 2004, the Bank's Board of Directors declared a dividend of NIS 213 million. This dividend, representing 17% of issued share capital of the Bank, or 17 agorot per NIS 1 par value share, was paid on April 29, 2004.

On May 30, 2004, the Bank's Board of Directors declared a dividend of NIS 263 million. This dividend, representing 21% of issued share capital of the Bank, or 21 agorot per NIS 1 par value share, was paid on June 22, 2004.

On August 30, 2004, the Bank's Board of Directors declared a dividend of NIS 363 million. This dividend, representing 29% of issued share capital of the Bank, or 29 agorot per NIS 1 par value share, was paid on September 23, 2004.

On November 24, 2004, the Bank's Board of Directors declared a dividend of NIS 376 million. The dividend, representing 30% of issued share capital of the Bank, or 30 agorot per NIS 1 par value share, was paid on December 20, 2004.

On March 21, 2005, the Bank's Board of Directors declared a dividend of NIS 339 million, representing 27% of issued share capital of the Bank, or 27 agorot per NIS 1 par value share. The Board of Directors further resolved to declare March 30, 2005, as the date of record, March 31, 2005, as the ex-date, and April 14, 2005, as the date of payment.

On September 13, 2004, the annual general meeting of the Bank's shareholders convened. Among other issues, the assembly resolved to approve the terms of service of the members of the Board of Directors, including those of Chairman of the Board of Directors, Mr. S. Nehama, and to approve the agreements between Mr. D. Dankner, a member of the Board of Directors and a controlling shareholder of the Bank, and Isracard Ltd., Poalim Capital Markets and Investments - Holdings Ltd., Poalim Capital Markets Ltd., and Poalim Ventures - Fund Management Ltd., which are wholly owned subsidiaries of the Bank. Mr. D. Dankner will serve as an active Chairman of the board of directors of these companies.

With regard to legal claims and requests to certify class actions against the Bank, see Note 20C.(4)(b) to the Financial Statements and the Auditors' Report.

Board of Directors of the Bank

Shlomo Nehama

Chairman of the Board of Directors of the Bank.
Chairman of the Board of Directors of Hapoalim U.S.A. Holding Company, Inc.
Managing Director and Director of the following companies:
Arison Investments Ltd., Arison Holdings (1998) Ltd., Arzaf Ltd., Arzaf B (1997) Ltd., Arzaf C Ltd.
Director of the following companies: Shikun U'Binui Holdings Ltd., Eurocom Communications Ltd., Eurocom Communications Cellular Ltd., Bio Medical Investment (1997) Ltd., S. Nehama Holdings Ltd., Ab-Ar Capital Investments 1997 Ltd., Misaf Blue White Holdings Ltd.
Member of the Arison Foundation, the Inter Disciplinary Center, Hertzliya, Variety Israel, and the management of Matan – Your Way to Give.
Member of the Poalim in the Community Foundation.

Gideon Chitayat

President of a business strategy consulting company GMBS Consultant Ltd.
Director of the following companies: Gilat Satellite Network Ltd. and Ofer Assets (1957) Ltd.
Member of the Executive Committee of the Holon Technology Institute.
Member of the Board of Trustees and Directors of the Tel Aviv Museum.

Dan Dankner(1)

Chairman of the Board of Directors of the following companies: Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim American Express Ltd., Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., and Poalim Ventures – Fund Management Ltd.
Chairman of the Administrative Committee of the Poalim in the Community Foundation.
Director of the following companies: Israel Salt Co. Ltd., Israel Salt Co. (Eilat) 1976 Ltd., Argad Water Treatment Industries Ltd., Intact Real Estate and Infrastructure Ltd., Intact Holdings Ltd., Intact Investments Ltd., Danran Holdings Ltd., Elran (D.D.) Investments Ltd., G.D.A.D. Atlit Development Ltd., Adam Dan Ltd., Dankner D.D. Infrastructure Ltd., Elran (D.D.) Holdings Ltd., Atlit Cold Food Cooling Ltd., Sheraton Moriah, Monson Halit Ouannou Insurance Ltd., Signature Bank, Hapoalim U.S.A. Holding Company, Inc.

Joseph Dauber

Company Director.
Director of the following companies: Clal Insurance Enterprises Holdings Ltd., Nice Systems Ltd., Vita-Pri Galil Ltd., Mafil Ltd., Lodzia Rotex Investments Ltd., Afcon Industries Ltd., Demirad Ltd. (P-C), and Orbit Technology Group Ltd.
Chairman of the Board of Trustees of Academic Studies of the College of Management.
Member of the Finance Committee of the Keshet Eilon Foundation.

Ido Joseph Dissentshik

Journalist and director of companies.
External director.
Director of the following companies: Dison Consulting and Investments Ltd., The Caesaria Development Company, and Globekall Ltd.

(1) Served as Vice Chairman of the Board of Directors of the Bank, May 30, 1999 – May 15, 2004.

Irit Izakson	Economist, Msc. in Operational Research. Director in the following companies: Nisko Industries Ltd. (Director from the Public), Eurocom Communications Ltd., Arison Holdings (1998) Ltd., Arison Investments Ltd., and Shikun U'Binui Holdings Ltd.
Moshe Koren	Banking and Financial Consultant.
Israel Makov	CEO of Teva Pharmaceutical Industries Ltd. Director of the following companies: "Ramot" (of Tel Aviv University), and companies in the Teva Pharmaceutical Industries Group Ltd.
Jay Pomrenze	Business Consultant. Chairman of the Board of Directors of the E4X Company. Director of the following companies: Poalim Capital Markets and Investments Ltd., Kardan N.V., and the Investment Committee of the Rothschild Foundation. Member of the Advisory Board of the Fortissimo Technology Buyout Fund.
Haim Samet	Advocate. Director of the following companies: Hemed Chemicals Ltd., The Tel Aviv Museum of the Arts Ltd., Tekoa Agro Technologies Ltd., Tekoa Mushroom Farm Ltd., H.Y.D Trustees (1991) Ltd., Keren Yaar Investments Ltd., H.Y.D.O. Holdings Ltd., H.Y.D. Services (1991) Ltd., H.Y.D. Assets Ltd., White Ocean Ltd., White Ocean International Ltd., and H. Samet Advocates.
Scott Shay	Chairman of the Board of Directors of Signature Bank. Manager of the corporations: Hyperion Partners L.P., Hyperion Partners II L.P., and Ranieri & Co. Inc. Director or office holder in related Hyperion companies. Director of the following companies and organizations: Allied Healthcare International, Inc., Cardworks L.P., Capital Lease Funding L.P., Allied Healthcare (UK) Ltd., Super Derivatives Inc., Signature Securities Group Corporation, Hapoalim U.S.A. Holding Company Inc.
Imri Tov	Economist. Senior Research Associate/Lecturer with the Jaffe Center for Strategic Studies. External Director. Director of the following companies: MTA Holdings Ltd., Elisra Electronic Systems Ltd.

Board of Management of the Bank

Zvi Ziv	President and Chief Executive Officer of the Bank.
Shy Talmon	Deputy CEO and Head of Corporate Banking.
Isaac M. Behar	Head of Comptrolling and Chief Financial Officer.
Shlomo Braun	Head of Human Resources and Logistics.
Abraham Harel	Head of Finance and Management Information Systems.
Zion Keinan	Head of Retail Banking.
David Luzon	Head of Information Technology and Operations.
Ilan Mazur	Chief Legal Advisor of the Bank.
Hanna Pri-Zan	Head of Banking Subsidiaries.(1)
Yacov Rozen	Head of Client Asset Management.
Yosef Yarom	Head of Risk Management.(2)
Chief Internal Auditor of the Bank	Orit Lerer – On the level of Member of the Board of Management, Head of Internal Audit in Israel and Abroad.
Secretary of the Bank	Yoram Weissbrem.
Spokesperson of the Bank	Ofra Preuss.
Auditors of the Bank	Ziv Haft, Certified Public Accountants (Isr.). Somekh Chaikin, Certified Public Accountants (Isr.).

(1) As of 29.2.2004.
(2) As of 29.2.2004, prior to that – Chief Internal Auditor.

Shlomo Nehama
Chairman of the Board of Directors

Tel Aviv, March 21, 2005

Salaries and Benefits of Office Holders

(in NIS thousands)

Set out below are the salaries, remuneration, value of benefits, employer payments, and provisions for recipients of the highest salaries from among the senior office-holders of the Bank.

	Salary	Bonuses	Value of additional benefits	Employer payments and provisions*	Total**	Other Provision[8]
A. In 2004						
Shlomo Nehama - Chairman of the Board of Directors[1]	**1,854**	**6,611**	**65**	**514**	**9,044**	
Dan Dankner[2][3]	**1,553**	**4,616**	**51**	**278**	**6,498**	
Zvi Ziv	**1,869**	**6,611**	**61**	**385**	**8,926**	
Shy Talmon	**1,454**	**988**	**46**	**467**	**2,955**	
Abraham Harel	**1,251**	**842**	**46**	**543**	**2,682**	
Yosef Yarom	**1,186**	**842**	**40**	**600**	**2,668**	
B. In 2003						
Shlomo Nehama - Chairman of the Board of Directors[1]	1,791	2,348	91	346	4,576	
Dan Dankner - Vice Chairman of the Board of Directors[2]	1,478	1,639	60	284	3,461	
Zvi Ziv[4]	1,485	1,225	48	327	3,085	
Eliezer Yones[5][6]	1,176	1,331	55	550	3,112	
Moshe Amit	1,345	370	52	1,012	2,779	
Ze'ev Ben Asher[7]	1,304	370	50	401	2,125	

In determining the salaries and bonuses, the Bank's volume of business, profitability, and rate of return on equity, among other factors, were taken into consideration. Not including information about loans granted under similar terms to those granted to all employees of the Bank, whose amounts were determined based on uniform criteria.

(1) Salary and terms of employment were approved at an extraordinary general meeting.
(2) Remuneration according to the terms approved at an extraordinary general meeting.
(3) Including salary paid as of May 15, 2004, by Isracard Ltd. and companies in the Poalim Capital Markets Group.
(4) Not including supplementary provisions for past period of employment (28 years) in the amount of NIS 5,311 thousand, due to an increase in salary on August 31, 2003, following his appointment as CEO of the Bank.
(5) Not including monthly payments due until the end of the contract period (April 2005), in the amount of NIS 1,038 thousand.
(6) Mr. Yones claims additional amounts, estimated at a total of NIS 8 million, which are contested by the Bank.
(7) Not including monthly payments (through 2010) due for the termination of employment, in the amount of NIS 6,483 thousand.
(8) A benefit for phantom units (a monetary bonus based on changes in the price of the Bank's shares on the TASE), in the following amounts: Zvi Ziv - NIS 6,091 thousand, Shy Talmon - NIS 4,134 thousand, Yosef Yarom - NIS 4,237 thousand, and Abraham Harel - NIS 4,095 thousand (in 2003: Zvi Ziv - NIS 736 thousand, Eliezer Yones - NIS 2,768 thousand, Moshe Amit - NIS 3,131 thousand).

* Including severance pay, remuneration, pensions, advanced study funds, vacations, National Insurance, sickness, and long service benefits, including adjustments for previous years.

** Not including payroll tax.

Board of Directors' Report to the Annual General Meeting on the Remuneration of the Auditors[1][2][3]

	Consolidated		The Bank	
	2004	2003	**2004**	2003
	(NIS thousands)			
For the audit activity[4]:				
Joint auditors	**12,247**	12,040	**4,658**	4,380
Other auditors	**191**	195	**-**	-
Total	**12,438**	12,235	**4,658**	4,380
For audit related services[5]:				
Joint auditors	**5,654**	3,151	**2,640**	2,106
Other auditors	**2,333**	2,158	**1,948**	1,782
For tax services[6]				
Joint auditors	**1,827**	2,095	**1,152**	1,645
Other auditors:	**1,526**	970	**1,121**	721
For other services[7]				
Joint auditors	**2,285**	910	**328**	866
Other auditors	**22**	22	**22**	22
Total	**13,647**	9,306	**7,211**	7,142
Total remuneration of the auditors	**26,085**	21,541	**11,869**	11,522

(1) The Board of Directors' reporting to the annual general meeting on the remuneration of the external auditors for audit activity and for additional services to the audit, under Paragraphs 165 and 167 of the Companies Law, 5759-1999.
(2) The remuneration of the external auditors includes payments to partnerships and corporations under their control, as well as payments in accordance with the Value Added Tax Law.
(3) Including remuneration paid and accrued remuneration.
(4) Audit of the financial statements and review of the interim reports.
(5) Audit related fees, including mainly: prospectuses, audit activities of the Bank's overseas branches, special authorizations, comfort letters.
(6) Including mainly: tax reports, assessment discussions, tax consulting, and QI Audit (Qualified Intermediary).
(7) Including mainly: due diligence, handling of employee remuneration programs.

Principal Data of the Bank Hapoalim Group

Reported amounts
(in millions of NIS)

	For the year ending on December 31			Change compared with	
	2004	2003	2002	2003	2002
Profit and Profitability					
Profit from financing activities before provision for doubtful debts	**7,071**	6,715	6,511	5.3%	8.6%
Provision for doubtful debts	**1,768**	2,359	3,206	(25.1%)	(44.9%)
Operating and other income	**4,215**	3,665	3,324	15.0%	26.8%
Operating and other expenses	**6,378**	5,959	5,832	7.0%	9.4%
Operating profit before taxes	**3,140**	2,190	797	43.4%	294.0%
Operating profit after taxes	**1,779**	1,329	502	33.9%	254.4%
Net profit	**2,107**	1,357	350	55.3%	502.0%

	For the year ending on December 31			Change compared with	
	2004	2003	2002	2003	2002
Balance Sheet - Principal Items					
Total balance sheet	**262,042**	258,855	257,459	1.2%	1.8%
Credit to the public	**182,542**	184,087	188,086	(0.8%)	(2.9%)
Securities	**35,929**	29,199	26,247	23.0%	36.9%
Deposits from the public	**206,666**	204,207	207,289	1.2%	(0.3%)
Debentures and subordinated notes	**18,251**	17,765	16,903	2.7%	8.0%
Shareholders' equity	**15,166**	14,256	13,065	6.4%	16.1%

Principal Financial Ratios	**2004**	2003	2002
Shareholders' equity to total assets	**5.8%**	5.5%	5.1%
Tier 1 capital to risk assets	**7.4%**	6.6%	6.2%
Capital to risk assets	**11.0%**	10.4%	9.9%
Credit to the public to total assets	**69.7%**	71.1%	73.1%
Deposits from the public to total assets	**78.9%**	78.9%	80.5%
Operating income to operating expenses	**66.1%**	61.5%	57.0%
Operating expenses to total income	**56.5%**	57.4%	59.3%
Provision for doubtful debts from credit to the public (balance sheet and off-balance sheet)	**0.6%**	0.9%	1.2%
Rate of provision for taxes	**43.3%**	39.3%	37.0%
Return of net profit on equity	**15.2%**	10.4%	2.7%
Return of net profit on total assets	**0.8%**	0.5%	0.1%
Return of operating profit before taxes on equity, net	**23.1%**	17.2%	6.5%
Return of operating profit after taxes on equity, net	**13.1%**	10.4%	4.1%

Board of Management's Review of the Financial Position of the Bank Hapoalim Group and its Results of Operations for 2004



Board of Management's Review · 2004

Multi-Period Data - Consolidated Balance Sheets
Appendix I

(in millions of NIS)

	December 31				
	2004	2003	2002	2001	2000
	Reported amounts*	Adjusted amounts**			
Assets					
Cash on hand and deposits with banks	**31,041**	30,693	27,784	29,824	36,815
Securities	**35,929**	29,199	26,247	21,583	16,254
Credit to the public	**182,542**	184,087	188,086	184,068	164,100
Credit to governments	**1,761**	2,916	4,489	6,093	11,166
Investments in equity-basis investees	**789**	785	791	1,247	1,781
Buildings and equipment	**3,642**	3,554	3,548	3,579	3,422
Other assets	**6,338**	7,621	6,514	4,638	2,832
Total assets	**262,042**	258,855	257,459	251,032	236,370
Liabilities and Shareholders' Equity					
Deposits from the public	**206,666**	204,207	207,289	200,509	187,666
Deposits from banks	**7,301**	7,692	6,737	8,134	8,491
Deposits from the Government	**4,045**	4,879	5,286	6,320	6,815
Debentures and subordinated notes	**18,251**	17,765	16,903	16,444	14,752
Other liabilities	**9,510**	9,555	7,717	6,092	5,203
Total liabilities	**245,773**	244,098	243,932	237,499	222,927
Minority interests	**1,103**	501	462	524	748
Shareholders' equity	**15,166**	14,256	13,065	13,009	12,695
Total liabilities and shareholders' equity	**262,042**	258,855	257,459	251,032	236,370

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.

Multi-Period Data - Consolidated Statements of Profit and Loss for the years 2000-2004
Appendix 2

(in millions of NIS)

	Year ended December 31				
	2004	2003	2002	2001	2000
	Reported amounts*		Adjusted amounts**		
Profit from financing activities before provision for doubtful debts	**7,071**	6,715	6,511	6,132	5,848
Provision for doubtful debts	**1,768**	2,359	3,206	1,255	736
Profit from financing activities after provision for doubtful Debts	**5,303**	4,356	3,305	4,877	5,112
Operating and other income					
Operating commissions	**3,199**	2,929	2,705	2,670	2,718
Profits (losses) from investments in shares, net	**109**	3	(101)	(116)	84
Other income	**907**	733	720	701	693
Total operating and other income	**4,215**	3,665	3,324	3,255	3,495
Operating and other expenses					
Salaries and related expenses	**3,742**	3,526	3,571	3,482	3,420
Maintenance and depreciation of buildings and equipment	**1,108**	1,091	1,041	988	865
Other expenses	**1,528**	1,342	1,220	1,345	1,261
Total operating and other expenses	**6,378**	5,959	5,832	5,815	5,546
Operating profit before taxes in reported amounts	**3,140**	2,062	797	2,317	3,061
Erosions and adjustments***	**-**	128	-	-	-
Operating profit before taxes	**3,140**	**2,190	797	2,317	3,061
Provision for taxes on operating profit	**1,361**	**861	295	1,042	1,351
Operating profit after taxes	**1,779**	**1,329	502	1,275	1,710
The share in net after-tax operating profits (losses) of equity-basis investees	**101**	**63	(57)	(287)	112
Minority interests net in after-tax operating losses (profits) of subsidiary companies	**(52)**	**(48)	19	(31)	(50)
Net operating profit	**1,828**	**1,344	464	957	1,772
Net profit (loss) from extraordinary transactions, after taxes	**279**	**38	(114)	(15)	(46)
Cumulative effect of change in accounting method	**-**	**(25)	-	-	-
Net profit	**2,107**	**1,357	350	942	1,726

* For the year 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI.
For the year 2003 - cessation of the adjustment for the effect of inflation based on December 2002 CPI.

** Amounts adjusted for the effect of inflation based on December 2003 CPI.

*** Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating profit before taxes, in reported amounts.

Multi-Period Data - Consolidated Statements of Profit and Loss for the years 2000-2004

(in millions of NIS)

Appendix 2 (continued)

	Year ended December 31				
	2004	2003	2002	2001	2000
	Reported amounts*	Adjusted amounts**			
Net profit per Share (in NIS)					
Per NIS 1 of the par value of the share capital					
Operating profit	**1.45**	1.08	0.37	0.77	1.42
Profit (loss) from extraordinary transactions	**0.22**	0.03	(0.09)	(0.01)	(0.04)
Profit per share before cumulative effect	**1.67**	0.11	0.28	0.76	1.38
Cumulative effect of change in accounting method	**-**	(0.02)	-	-	-
Total	**1.67**	1.09	0.28	0.76	1.38

* For the year 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI.
For the year 2003 - cessation of the adjustment for the effect of inflation based on December 2002 CPI.

** Amounts adjusted for the effect of inflation based on December 2003 CPI.

Appendix 3

Reported amounts

	2004				2003			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[3]	Average Annual balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[3]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency -								
Unlinked								
Assets[4][5]	**77,392**	**4,912**	**6.35**	**-**	73,154	6,651	9.09	
Effect of derivatives[3]								
Embedded derivatives								
and ALM	**17,062**	**1,223**			21,513	2,291		
Total assets	**94,454**	**6,135**		**6.50**	94,667	8,942		9.45
Liabilities[5]	**(81,423)**	**(2,401)**	**(2.95)**		(79,080)	(4,336)	(5.48)	
Effect of derivatives[3]								
Embedded derivatives								
and ALM	**(11,937)**	**(944)**			(14,227)	(1,651)		
Total liabilities	**(93,360)**	**(3,345)**		**(3.58)**	(93,307)	(5,987)		(6.42)
Interest spread			**3.40**	**2.92**			3.61	3.03
Israeli currency -								
Linked to the CPI								
Assets[4][5]	**61,653**	**3,909**	**6.34**		69,447	2,738	3.94	
Effect of derivatives[3]								
Embedded derivatives								
and ALM	**1,303**	**58**			584	106		
Total assets	**62,956**	**3,967**		**6.30**	70,031	2,844		4.06
Liabilities[5]	**(51,170)**	**(2,644)**	**(5.17)**		(58,994)	(1,779)	(3.02)	
Effect of derivatives[3]								
Embedded derivatives								
and ALM	**(2,092)**	**(101)**			(1,391)	(115)		
Total liabilities	**(53,262)**	**(2,745)**		**(5.15)**	(60,385)	(1,894)		(3.14)
Interest spread			**1.17**	**1.15**			0.92	0.92

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.
(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading, December 31, 2004, NIS (93) million (2003: NIS (108) million) in the unlinked segment, NIS (7) million (2003: NIS (4) million) in the CPI-linked segment, NIS 3 million (2003: NIS 1 million) in the foreign currency segment (local activity), NIS (80) million (2003: NIS 74 million) in the foreign currency segment (activity abroad).
(5) Excluding derivative instruments.

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Income and Expenses - Consolidated
Appendix 3 (continued)

Reported amounts

	2004				2003			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (Israeli operations) (Including Israeli currency linked to foreign currency)								
Assets(4)(5)	**64,603**	**2,087**	**3.23**		65,133	(1,044)	(1.60)	
Effect of derivatives(3)								
Hedging derivatives	**4,322**	**24**			3,821	(75)		
Embedded derivatives and ALM	**79,091**	**4,084**			70,091	1,758		
Total assets	**148,016**	**6,195**		**4.19**	139,045	639		0.46
Liabilities(5)	**(49,360)**	**(848)**	**(1.72)**		(47,777)	916	1.92	
Effect of derivatives(3)								
Hedging derivatives	**(4,112)**	**(11)**			(3,563)	104		
Embedded derivatives and ALM	**(83,385)**	**(4,276)**			(76,678)	(1,298)		
Total liabilities	**(136,857)**	**(5,135)**		**(3.75)**	(128,018)	(278)		(0.22)
Interest spread			**1.51**	**0.44**			0.32	0.24
Foreign currency - (Foreign operations)								
Assets(4)(5)	**45,118**	**1,585**	**3.51**		40,825	(326)	(0.80)	
Effect of derivatives(3)								
Hedging derivatives	**11,890**	**474**			12,897	113		
Embedded derivatives and ALM	**671**	**-**			1,250	-		
Total assets	**57,679**	**2,059**		**3.57**	54,972	(213)		(0.39)
Liabilities(5)	**(52,996)**	**(1,128)**	**(2.13)**		(50,262)	1,706	3.39	
Effect of derivatives(3)								
Hedging derivatives	**(11,890)**	**(184)**			(12,897)	(181)		
Embedded derivatives and ALM	**(983)**	**(66)**			(1,407)	(38)		
Total liabilities	**(65,869)**	**(1,378)**		**(2.09)**	(64,566)	1,487		2.30
Interest spread			**1.38**	**1.48**			2.59	1.91

Rates of Income and Expenses - Consolidated

Reported amounts

Appendix 3 (continued)

	2004				2003			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating								
financing income(4)(5)	**248,766**	**12,493**	**5.02**		248,559	8,019	3.23	
Effect of derivatives(3)								
Hedging derivatives	**16,212**	**498**			16,718	38		
Embedded derivatives								
and ALM	**98,127**	**5,365**			93,438	4,155		
Total assets	**363,105**	**18,356**		**5.06**	358,715	12,212		3.40
Monetary liabilities generating								
financing expenses(5)	**(234,949)**	**(7,021)**	**(2.99)**		(236,113)	(3,493)	(1.48)	
Effect of derivatives(3)								
Hedging derivatives	**(16,002)**	**(195)**			(16,460)	(77)		
Embedded derivatives								
and ALM	**(98,397)**	**(5,387)**			(93,703)	(3,102)		
Total liabilities	**(349,348)**	**(12,603)**		**(3.61)**	(346,276)	(6,672)		(1.93)
Interest spread			**2.03**	**1.45**			1.75	1.47

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.

(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading. December 31, 2004, NIS (93) million (2003: NIS (108) million) in the unlinked segment, NIS (7) million (2003: NIS (4) million) in the CPI-linked segment, NIS 3 million (2003: NIS 1 million) in the foreign currency segment (local activity), NIS (80) million (2003: NIS 74 million) in the foreign currency segment (activity abroad).

(5) Excluding derivative instruments.

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Reported amounts
(in millions of NIS)

	2004		2003	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**133**		(35)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**116**		61
Commissions from financing transactions and other financing income[5]		**1,077**		1,170
Other financing expenses		**(8)**		(21)
Profit from financing activities before provision for doubtful debts		**7,071**		6,715
Provision for doubtful debts (including general and supplementary provision)		**(1,768)**		(2,359)
Profit from financing activities after provision for doubtful debts		**5,303**		4,356
Total				
Financial assets that generated financing income[3][4]	**248,766**		248,559	
Assets deriving from derivative instruments[6]	**4,397**		4,374	
Other financial assets	**1,293**		1,298	
General provision and supplementary provision for doubtful debts	**(1,239)**		(1,206)	
Total financial assets	**253,217**		253,025	
Total				
Financial liabilities that generated financing expenses[4]	**(234,949)**		(236,113)	
Liabilities deriving from derivative instruments[6]	**(4,754)**		(4,573)	
Other financial liabilities	**(3,518)**		(2,643)	
Total financial liabilities	**(243,221)**		(243,329)	
Total excess of assets over financial liabilities	**9,996**		9,696	
Non-monetary assets	**5,701**		5,042	
Non-monetary liabilities	**(252)**		(252)	
Total capital resources	**(15,445)**		(14,486)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading. December 31, 2004, NIS (93) million (2003: NIS (108) million) in the unlinked segment, NIS (7) million (2003: NIS (4) million) in the CPI-linked segment, NIS 3 million (2003: NIS 1 million) in the foreign currency segment (local activity), NIS (80) million (2003: NIS 74 million) in the foreign currency segment (activity abroad).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Income and Expenses - Consolidated
Appendix 3 (continued)

in nominal amounts of U.S. $

	2004				2003			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
			%	%			%	%
Foreign currency - (Israeli operations) (Including Israeli currency linked to foreign currency)								
Assets(4)(5)	**14,390**	**669**	**4.65**		14,361	910	6.34	
Effect of derivatives(3)								
Hedging derivatives	**965**	**4**			843	(16)		
Embedded derivatives and ALM	**15,586**	**1,177**			13,572	1,294		
Total assets	**30,941**	**1,850**		**5.98**	28,776	2,188		7.60
Liabilities(5)	**(11,036)**	**(363)**	**(3.29)**		(10,513)	(596)	(5.67)	
Effect of derivatives(3)								
Hedging derivatives	**(917)**	**(1)**			(785)	22		
Embedded derivatives and ALM	**(16,592)**	**(1,202)**			(14,754)	(1,291)		
Total liabilities	**(28,545)**	**(1,566)**		**(5.49)**	(26,052)	(1,865)		(7.16)
Interest spread			**1.36**	**0.49**			0.67	0.44
Foreign operations								
Assets(4)(5)	**10,177**	**378**	**3.71**		9,368	405	4.32	
Effect of derivatives(3)								
Hedging derivatives	**2,778**	**110**			2,975	26		
Embedded derivatives and ALM	**150**	**-**			273	-		
Total assets	**13,105**	**488**		**3.72**	12,616	431		3.42
Liabilities(5)	**(11,827)**	**(296)**	**(2.50)**		(11,122)	(230)	(2.07)	
Effect of derivatives(3)								
Hedging derivatives	**(2,778)**	**(43)**			(2,975)	41		
Embedded derivatives and ALM	**(220)**	**(15)**			(308)	13		
Total liabilities	**(14,825)**	**(354)**		**(2.39)**	(14,405)	(176)		(1.22)
Interest spread			**1.21**	**1.33**			2.25	2.20

in nominal amounts of U.S. $

	2004				2003			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
			%	%			%	%
Total								
Monetary assets in foreign								
currency generating								
financing income(4)(5)	**24,567**	**1,047**	**4.26**		23,729	1,315	5.54	
Effect of derivatives(3)								
Hedging derivatives	**3,743**	**114**			3,818	10		
Embedded derivatives								
and ALM	**15,736**	**1,177**			13,845	1,294		
Total assets	**44,046**	**2,338**		**5.31**	41,392	2,619		6.33
Monetary liabilities in foreign								
currency generating								
financing expenses(5)	**(22,863)**	**(659)**	**(2.88)**		(21,635)	(826)	(3.82)	
Effect of derivatives(3)								
Hedging derivatives	**(3,695)**	**(44)**			(3,760)	63		
Embedded derivatives								
and ALM	**(16,812)**	**(1,217)**			(15,062)	(1,278)		
Total liabilities	**(43,370)**	**(1,920)**		**(4.43)**	(40,457)	(2,041)		(5.04)
Interest spread			**1.38**	**0.88**			1.72	1.29

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.
(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading. December 31, 2004, NIS (93) million (2003: NIS (108) million) in the unlinked segment, NIS (7) million (2003: NIS (4) million) in the CPI-linked segment, NIS 3 million (2003: NIS 1 million) in the foreign currency segment (local activity), NIS (80) million (2003: NIS 74 million) in the foreign currency segment (activity abroad).
(5) Excluding derivative instruments.

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Analysis of the Exposure to the Changes in Interest Rates - Consolidated
As at December 31, 2004
Appendix 4

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Israeli currency – unlinked				
Total assets	**62,694**	**7,468**	**4,162**	**3,343**
Total liabilities	**69,617**	**3,488**	**7,855**	**4,815**
Difference	**(6,923)**	**3,980**	**(3,693)**	**(1,472)**
Effect of forward transactions and special commitments	**2,457**	**(98)**	**2,116**	**(117)**
Exposure to changes in interest rates within the segment	**(4,466)**	**3,882**	**(1,577)**	**(1,589)**
Accumulated exposure within the segment	**(4,466)**	**(584)**	**(2,161)**	**(3,750)**
Israeli currency - Linked to the CPI				
Total assets	**2,663**	**3,366**	**11,608**	**16,852**
Total liabilities	**1,929**	**2,261**	**8,191**	**13,807**
Difference	**734**	**1,105**	**3,417**	**3,045**
Effect of forward transactions and special commitments	**23**	**(5)**	**(1,102)**	**(97)**
Exposure to changes in interest rates within the segment	**757**	**1,100**	**2,315**	**2,948**
Accumulated exposure within the segment	**757**	**1,857**	**4,172**	**7,120**

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities.

* The figures in the "with no repayment period" column are the figures as stated in the balance sheet.

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2003 Internal yield rate	Average life
		(in million of NIS)				%	in years	%	in years
1,022	**893**	**30**	**1**	**4,205**	**83,818**	**6.34**	**0.27**	7.96	0.30
1,435	**462**	**96**	**30**	**1,280**	**89,078**	**2.82**	**0.33**	3.62	0.32
(413)	**431**	**(66)**	**(29)**	**2,925**	**(5,260)**	**3.52**	**(0.06)**	4.34	(0.02)
96	**325**	**37**	**4**	**-**	**4,820**				
(317)	**756**	**(29)**	**(25)**	**2,925**	**(440)**				
(4,067)	**(3,311)**	**(3,340)**	**(3,365)**	**(440)**					
8,943	**10,712**	**3,311**	**114**	**5**	**57,574**	**5.56**	**3.52**	5.66	3.47
6,744	**10,148**	**2,880**	**10**	**81**	**46,051**	**4.24**	**3.77**	4.39	3.40
2,199	**564**	**431**	**104**	**(76)**	**11,523**	**1.32**	**(0.25)**	1.27	0.07
(27)	**(84)**	**(130)**	**(4)**	**-**	**(1,426)**				
2,172	**480**	**301**	**100**	**(76)**	**10,097**				
9,292	**9,772**	**10,073**	**10,173**	**10,097**					

Analysis of the Exposure to the Changes in Interest Rates - Consolidated
As at December 31, 2004
Appendix 4 (continued)

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Foreign Currency**				
Total assets	**56,044**	**25,178**	**15,217**	**9,113**
Total liabilities	**54,927**	**22,444**	**12,876**	**7,526**
Difference	**1,117**	**2,734**	**2,341**	**1,587**
Effect of forward transactions and special commitments	**(11,001)**	**(4,400)**	**1,959**	**3,383**
Exposure to changes in interest rates within the segment	**(9,884)**	**(1,666)**	**4,300**	**4,970**
Accumulated exposure within the segment	**(9,884)**	**(11,550)**	**(7,250)**	**(2,280)**
Non-monetary items				
Total assets				
Total liabilities				
Difference				
Overall exposure to changes in interest rates				
Total assets***	**121,401**	**36,012**	**30,987**	**29,308**
Total liabilities	**126,473**	**28,193**	**28,922**	**26,148**
Difference	**(5,072)**	**7,819**	**2,065**	**3,160**
Effect of forward transactions and special commitments	**(8,521)**	**(4,503)**	**2,973**	**3,169**
Exposure to changes in interest rates within the segment	**(13,593)**	**3,316**	**5,038**	**6,329**
Accumulated exposure within the segment	**(13,593)**	**(10,277)**	**(5,239)**	**1,090**

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities.

* The figures in the "with no repayment period" column are the figures as stated in the balance sheet.

** Israeli operations, including Israeli currency linked to foreign currency, and integrated foreign branches.

*** Including shares presented in the "with no repayment period" column.

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2003 Internal yield rate	December 31, 2003 Average life
		(in million of NIS)				%	in years	%	in years
5,139	**2,985**	**295**	**532**	**250**	**114,753**	**2.98**	**0.80**	2.32	0.63
3,207	**3,072**	**4,989**	**13**	**344**	**109,398**	**2.05**	**1.44**	1.38	1.73
1,932	**(87)**	**(4,694)**	**519**	**(94)**	**5,355**	**0.93**	**(0.64)**	0.94	(1.10)
(197)	**545**	**6,321**	**(4)**	**-**	**(3,394)**				
1,735	**458**	**1,627**	**515**	**(94)**	**1,961**				
(545)	**(87)**	**1,540**	**2,055**	**1,961**					
				5,897	**5,897**				
				1,246	**1,246**				
				4,651	**4,651**				
15,104	**14,590**	**3,636**	**647**	**10,357**	**262,042**		**1.23**		1.26
11,386	**13,682**	**7,965**	**53**	**2,951**	**245,773**		**1.47**		1.60
3,718	**908**	**(4,329)**	**594**	**7,406**	**16,269**		**(0.24)**		(0.34)
(128)	**786**	**6,228**	**(4)**	**-**	**-**				
3,590	**1,694**	**1,899**	**590**	**7,406**	**16,269**				
4,680	**6,374**	**8,273**	**8,863**	**16,269**					

(in millions of NIS)

Credit Risk by Economic Sectors – Consolidated
Appendix 5

1. In respect of borrowers in Israel

	2004				
	Credit risk in balance sheet[1]	Off-balance sheet credit risk[2]	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances[3]
Agriculture	**1,249**	**383**	**1,632**	**29**	**361**
Industry	**23,135**	**11,417**	**34,552**	**439**	**7,111**
Construction and real estate	**29,342**	**8,010**	**37,352**	**728**	**5,970**
Electricity and water	**1,440**	**301**	**1,741**	**1**	**9**
Commerce	**12,465**	**3,091**	**15,556**	**109**	**940**
Restaurants and hotels	**4,522**	**469**	**4,991**	**37**	**2,043**
Transportation and storage	**6,788**	**1,234**	**8,022**	**11**	**110**
Communications and computer services	**4,010**	**1,823**	**5,833**	**(179)**	**830**
Financial services	**15,026**	**6,679**	**21,705**	**64**	**1,707**
Other business services	**8,630**	**2,167**	**10,797**	**115**	**792**
Public and community services	**6,954**	**1,083**	**8,037**	**99**	**612**
Households - credit for housing	**25,745**	**205**	**25,950**	**63**	**1,081**
Households - other	**19,781**	**45,751**	**65,532**	**203**	**1,348**
Total	**159,087**	**82,613**	**241,700**	**1,719**	**22,914**
Credit risk included within the various economic sectors:					
Settlement movements[4]	**5,378**	**710**	**6,088**	**83**	**2,085**
Local authorities[5]	**4,338**	**228**	**4,566**	**-**	**155**

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments transactions in which the public is the counterparty amounted to NIS 156,839 million, NIS 1,045 million and NIS 1,203 million, respectively (2003: NIS 160,133 million, NIS 1,312 million and NIS 1,430 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.
(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Credit Risk by Economic Sectors – Consolidated
Appendix 5 (continued)

Adjusted amounts
(in millions of NIS)

I. In respect of borrowers in Israel (continued)

	2003				
	Credit risk in balance sheet*(1)	Off-balance sheet credit risk*(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	1,216	274	1,490	5	378
Industry	24,367	14,535	38,902	612	5,636
Construction and real estate	32,145	8,473	40,618	467	5,549
Electricity and water	1,659	834	2,493	2	6
Commerce	11,859	3,292	15,151	137	491
Restaurants and hotels	4,575	380	4,955	117	2,109
Transportation and storage	6,338	723	7,061	13	106
Communications and computer services	6,738	1,992	8,730	202	886
Financial services	15,478	4,709	20,187	244	1,588
Other business services	8,218	2,140	10,358	103	675
Public and community services	7,631	1,064	8,695	16	701
Households - credit for housing	25,293	42	25,335	68	833
Households - other	17,358	30,111	47,469	223	1,753
Total	162,875	68,569	231,444	2,209	20,711
Credit risk included within the various economic sectors:					
Settlement movements(4)	5,778	555	6,333	20	2,477
Local authorities(5)	4,926	406	5,332	-	169

* Restated.

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments transactions in which the public is the counterparty amounted to NIS 156,839 million, NIS 1,045 million and NIS 1,203 million, respectively (2003: NIS 160,133 million, NIS 1,312 million and NIS 1,430 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.
(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Reported amounts
(in millions of NIS)

2. In respect of borrowers abroad

	2004				
	Credit risk in balance sheet[1]	Off-balance sheet credit risk[2]	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances[3]
Agriculture	**110**	**41**	**151**	**-**	**-**
Industry	**3,768**	**3,270**	**7,038**	**14**	**137**
Construction and real estate	**3,206**	**713**	**3,919**	**-**	**5**
Electricity and water	**1,717**	**1,541**	**3,258**	**2**	**356**
Commerce	**1,662**	**1,236**	**2,898**	**15**	**-**
Restaurants and hotels	**1,298**	**400**	**1,698**	**-**	**-**
Transportation and storage	**1,543**	**1,020**	**2,563**	**3**	**293**
Communications and computer services	**470**	**409**	**879**	**-**	**-**
Financial services	**20,971**	**7,476**	**28,447**	**13**	**100**
Other business services	**1,137**	**635**	**1,772**	**-**	**-**
Public and community services	**973**	**1,354**	**2,327**	**-**	**-**
Households - credit for housing	**48**	**2**	**50**	**-**	**-**
Households - other	**5,922**	**1,677**	**7,599**	**-**	**-**
Total	**42,825**	**19,774**	**62,599**	**47**	**891**

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments transactions in which the public is the counterparty amounted to NIS 26,893 million, NIS 15,494 million and NIS 438 million, respectively (2003: NIS 25,140 million, NIS 10,316 million and NIS 230 million, respectively).
(2) Credit risks in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.

Credit risk and problematic debt balances are presented net of specific provisions for doubtful debts.

Adjusted amounts
(in millions of NIS)

2. In respect of borrowers abroad (continued)

	2003				
	Credit risk in balance sheet*(1)	Off-balance sheet credit risk*(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	53	27	80	-	-
Industry	4,583	4,561	9,144	9	*454
Construction and real estate	2,476	382	2,858	-	11
Electricity and water	1,889	1,544	3,433	3	484
Commerce	1,822	757	2,579	-	77
Restaurants and hotels	1,285	492	1,777	-	-
Transportation and storage	1,704	1,116	2,820	29	362
Communications and computer services	1,021	381	1,402	-	-
Financial services	14,007	6,020	20,027	17	467
Other business services	1,376	289	1,665	-	105
Public and community services	1,646	1,167	2,813	8	-
Households - Credit for housing	17	7	24	-	-
Households - other	3,807	1,166	4,973	-	2
Total	35,686	17,909	53,595	66	*1,962

* Restated.

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments transactions in which the public is the counterparty amounted to NIS 26,893 million, NIS 15,494 million and NIS 438 million, respectively (2003: NIS 25,140 million, NIS 10,316 million and NIS 230 million, respectively).
(2) Credit risks in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.

Credit risk and problematic debt balances are presented net of specific provisions for doubtful debts.

Reported amounts
(in millions of NIS)

3. Total in respect of borrowers activity in Israel and abroad

	2004				
	Credit risk in balance sheet[1]	Off-balance sheet credit risk[2]	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances[3]
Agriculture	**1,359**	**424**	**1,783**	**29**	**361**
Industry	**26,903**	**14,687**	**41,590**	**453**	**7,248**
Construction and real estate	**32,548**	**8,723**	**41,271**	**728**	**5,975**
Electricity and water	**3,157**	**1,842**	**4,999**	**3**	**365**
Commerce	**14,127**	**4,327**	**18,454**	**124**	**940**
Restaurants and hotels	**5,820**	**869**	**6,689**	**37**	**2,043**
Transportation and storage	**8,331**	**2,254**	**10,585**	**14**	**403**
Communications and computer services	**4,480**	**2,232**	**6,712**	**(179)**	**830**
Financial services	**35,997**	**14,155**	**50,152**	**77**	**1,807**
Other business services	**9,767**	**2,802**	**12,569**	**115**	**792**
Public and community services	**7,927**	**2,437**	**10,364**	**99**	**612**
Households - credit for housing	**25,793**	**207**	**26,000**	**63**	**1,081**
Households - other	**25,703**	**47,428**	**73,131**	**203**	**1,348**
Total	**201,912**	**102,387**	**304,299**	**1,766**	**23,805**
Credit risk included within the various economic sectors:					
Settlement movements[4]	**5,378**	**710**	**6,088**	**83**	**2,085**
Local authorities[5]	**4,338**	**228**	**4,566**	**-**	**155**

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments transactions in which the public is the counterparty amounted to NIS 183,732 million, NIS 16,539 million and NIS 1,641 million, respectively (2003: NIS 185,273 million, NIS 11,628 million and NIS 1,660 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by the settlement movements.
(5) Including entities under their control.

Credit risk and problematic balances are presented net of specific provision for doubtful debts.

(in millions of NIS)

3. **Total in respect of borrowers activity in Israel and abroad** (continued)

	2003				
	Credit risk in balance sheet*[1]	Off-balance sheet credit risk*[2]	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances[3]
Agriculture	1,269	301	1,570	5	378
Industry	28,950	19,096	48,046	621	*6,090
Construction and real estate	34,621	8,855	43,476	467	5,560
Electricity and water	3,548	2,378	5,926	5	490
Commerce	13,681	4,049	17,730	137	568
Restaurants and hotels	5,860	872	6,732	117	2,109
Transportation and storage	8,042	1,839	9,881	42	468
Communications and computer services	7,759	2,373	10,132	202	886
Financial services	29,485	10,729	40,214	261	2,055
Other business services	9,594	2,429	12,023	103	780
Public and community services	9,277	2,231	11,508	24	701
Households - credit for housing	25,310	49	25,359	68	833
Households - other	21,165	31,277	52,442	223	1,755
Total	198,561	86,478	285,039	2,275	*22,673
Credit risk included within the various economic sectors:					
Settlement movements[4]	5,778	555	6,333	20	2,477
Local authorities[5]	4,926	406	5,332	-	169

* Restated.

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments transactions in which the public is the counterparty amounted to NIS 183,732 million, NIS 16,539 million and NIS 1,641 million, respectively (2003: NIS 185,273 million, NIS 11,628 million and NIS 1,660 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by the settlement movements.
(5) Including entities under their control.

Credit risk and problematic balances are presented net of specific provision for doubtful debts.

Classification of Credit Balances to Less Developed Countries (LDC) - Consolidated
Appendix 6

(in millions of NIS)

	2004			2003		
	Reported amounts			Adjusted amounts		
	Credit(1)	Off-balance sheet credit(2)	Total	Credit(1)	Off-balance sheet credit(2)	Total
Asia	**42**	**-**	**42**	18	-	18
Eastern Europe	**106**	**-**	**106**	104	-	104
Africa	**-**	**-**	**-**	129	-	129
South America	**190**	**68**	**258**	311	81	392
Total	**338**	**68**	**406**	562	81	643

(1) Net of specific provision for doubtful debts.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

Multi-Quarter Data - Consolidated Balance Sheets (in millions of NIS)

For the years 2004-2003

Appendix 7

	For the year 2004				For the year 2003			
	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	Reported amounts*				Adjusted amounts**			
Assets								
Cash on hand and deposits with banks	**31,041**	**31,331**	**29,733**	**28,187**	30,693	30,883	30,883	29,671
Securities	**35,929**	**35,316**	**34,501**	**31,578**	29,199	27,414	27,708	26,335
Credit to the public	**182,542**	**182,330**	**184,149**	**184,052**	184,087	182,714	179,938	185,753
Credit to governments	**1,761**	**2,081**	**2,338**	**2,668**	2,916	3,382	3,607	4,193
Investments in equity-basis investees	**789**	**756**	**756**	**785**	785	781	804	796
Buildings and equipment	**3,642**	**3,497**	**3,499**	**3,531**	3,554	3,505	3,502	3,513
Other assets	**6,338**	**5,418**	**6,114**	**7,107**	7,621	7,347	7,722	6,997
Total assets	**262,042**	**260,729**	**261,090**	**257,908**	258,855	256,026	254,164	257,258
Liabilities and shareholders' equity								
Deposits from the public	**206,666**	**205,365**	**205,492**	**202,528**	204,207	201,822	200,343	204,463
Deposits from banks	**7,301**	**8,070**	**8,719**	**7,849**	7,692	6,750	7,684	7,759
Deposits from the Government	**4,045**	**4,382**	**4,310**	**4,386**	4,879	4,858	5,037	5,176
Debentures and subordinated notes	**18,251**	**18,489**	**18,504**	**18,260**	17,765	18,143	17,384	17,259
Other liabilities	**9,510**	**8,301**	**8,538**	**9,512**	9,555	9,560	9,204	8,696
Total liabilities	**245,773**	**244,607**	**245,563**	**242,535**	244,098	241,133	239,652	243,353
Minority interests	**1,103**	**1,138**	**801**	**789**	501	560	541	468
Shareholders' equity	**15,166**	**14,984**	**14,726**	**14,584**	14,256	14,333	13,971	13,437
Total liabilities and shareholders' equity	**262,042**	**260,729**	**261,090**	**257,908**	258,855	256,026	254,164	257,258

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

** Amounts adjusted for the effect of inflation based on December 2003 CPI.

Multi-Quarter Data - Consolidated Statements of Profit and Loss

For the years 2004-2003

Appendix 8

Profit from financing activities before provision for doubtful debts
Provision for doubtful debts
Profit from financing activities after provision for doubtful debts
Operating and other income
Operating commissions
Profit (losses) from investments in shares, net
Other income
Total operating and other income
Operating and other expenses
Salaries and related expenses
Maintenance and depreciation of buildings and equipment
Other expenses
Total operating and other expenses
Operating profit before taxes in reported amounts
Erosions and adjustments***
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after taxes
The share in net, after-tax operating profits of equity-basis investees
Minority interests in net after-tax operating losses (profits) of subsidiary companies
Net operating profit
Net profit (loss) from extraordinary transactions, after taxes
Cumulative effect of change in accounting method
Net profit
Net profit (loss) per Share (in NIS) **Per NIS 1 of the par value of the share capital:**
Net operating profit
Net profit (loss) from extraordinary transactions
Net profit before cumulative effect
Cumulative effect of change in accounting method
Total

* For periods in 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI. For periods in 2003 - cessation of the adjustment for the effect of inflation based on December 2002 CPI.

** Amounts adjusted for the effect of inflation based on December 2003.

*** Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating profit before taxes, in reported amounts.

Reported amounts*
(in millions of NIS)

For the year 2004				For the year 2003			
Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
1,739	**1,739**	**1,866**	**1,727**	1,673	1,540	1,678	1,824
511	**369**	**476**	**412**	629	561	637	532
1,228	**1,370**	**1,390**	**1,315**	1,044	979	1,041	1,292
805	**801**	**797**	**796**	776	742	718	693
36	**13**	**42**	**18**	(5)	3	5	-
283	**216**	**200**	**208**	217	183	170	163
1,124	**1,030**	**1,039**	**1,022**	988	928	893	856
881	**915**	**920**	**1,026**	988	867	802	869
274	**288**	**282**	**264**	288	256	281	266
409	**373**	**375**	**371**	384	336	296	326
1,564	**1,576**	**1,577**	**1,661**	1,660	1,459	1,379	1,461
788	**824**	**852**	**676**	372	448	555	687
-	**-**	**-**	**-**	28	78	103	(81)
788	**824**	**852**	**676**	**400	** 526	**658	**606
308	**415**	**339**	**299**	**58	** 182	**334	**287
480	**409**	**513**	**377**	**342	** 344	**324	**319
37	**21**	**24**	**19**	**10	** 16	**30	**7
7	**(21)**	**(26)**	**(12)**	**(13)	** (12)	**(16)	**(7)
524	**409**	**511**	**384**	**339	**348	**338	**319
(54)	**181**	**23**	**129**	**6	**22	**11	**(1)
-	**-**	**-**	**-**	-	-	-	**(25)
470	**590**	**534**	**513**	**345	**370	**349	**293
Reported amounts*				Adjusted amounts**			
0.40	**0.33**	**0.41**	**0.31**	0.27	0.28	0.27	0.26
(0.04)	**0.14**	**0.02**	**0.10**	-	0.02	0.01	-
0.36	**0.47**	**0.43**	**0.41**	0.27	0.30	0.28	0.26
-	**-**	**-**	**-**	-	-	-	(0.02)
0.36	**0.47**	**0.43**	**0.41**	0.27	0.30	0.28	0.24

Board of Directors' and Board of Management's Report on their Responsibility for the Annual Report

The annual report was prepared by the Board of Management of the Bank which is responsible for its fairness. This report includes financial statements prepared in accordance with generally accepted accounting principles, and the reporting principles prescribed by the instructions and guidelines of the Supervisor of Banks, additional information prepared in conformity therewith as well as other information.

The preparation of periodic financial statements also necessitates the preparation of estimates for the purpose of determining certain values and items contained in the reports. These estimates were made by Management, to the best of its judgment.

To ensure the fairness of the Bank's financial reporting, the Management of the Bank maintains a comprehensive system of internal control, designed to ensure that all bank transactions are carried out on the basis of proper authorization, that the Bank's assets are protected, their integrity assured, and that the accounting records form a reliable basis for the preparation of the financial statements. The internal control system is, of its nature, limited in that it cannot give absolute assurance, but only reasonable assurance as to its ability to disclose and prevent errors and irregularities. The principle of reasonable assurance is based on the awareness that the decision regarding the amount of resources to be invested in the implementation of control procedures must, as a matter of course, take into account the benefits to be derived from the implementation of such procedures.

The Bank's Board of Directors, which is responsible for the financial statements, determines the accounting policy and supervises its implementation in accordance with Section 92 of the Companies Law. It also determines the structure of the internal control system, and supervises its operation. The Chief Executive Officer is responsible for the day-to-day management of the Bank's affairs, within the framework of the policy defined by the Board of Directors and subject to its guidelines. The Management of the Bank acts in accordance with the policy prescribed by the Board of Directors. The Board of Directors, through its committees, meets regularly with the Management of the Bank, the internal auditor and the Bank's external auditors for the purpose of reviewing the scope and results of their work.

The Bank's auditors, Ziv Haft, Certified Public Accountants (Isr.), and Somekh Chaikin, Certified Public Accountants (Isr.), have audited the Bank's annual financial statements in accordance with generally accepted auditing standards including standards prescribed by the Auditors Regulations (Manner of Auditors' Performance) and certain auditing standards published by the American Institute of Certified Public Accountants and which application was enforced by the Supervisor of Banks. The purpose of the audit is to enable the auditors to express their opinion as to the extent these financial statements reflect, in accordance with generally accepted principles and the reporting principles provided in the guidelines and instructions of the Supervisor of Banks, the Bank's financial position, the results of its operations, the changes in its shareholders' equity and its cash flows. In accordance with Section 170 of the Companies Law, the auditors are responsible to the Bank and to its shareholders for what is said in their opinion on the financial statements. The auditors' opinion is enclosed together with the annual financial statements.

Furthermore, the information contained in the Board of Directors' report and the management's review (hereinafter - "the accompanying information") was given to the external auditors for their perusal so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the accompanying information or whether the accompanying information contains information which is materially inconsistent with evidence or other information which has come to the knowledge of the external auditors in the course of their audit. No such indication has been received from the external auditors. For such purpose, the external auditors did not adopt any further auditing procedures other than those which they were obliged to adopt for the purpose of auditing the financial statements.

Shlomo Nehama	**Zvi Ziv**	**Isaac M. Behar**
Chairman of the Board of Directors	President & Chief Executive Officer	Senior Deputy Managing Director Chief Financial Officer

Tel Aviv, March 21, 2005

Consolidated Financial Statements as at December 31, 2004



Financial Statements • 2004




ZIV HAFT

Somekh Chaikin

Auditors' Report to the Shareholders of Bank Hapoalim B.M.

We have audited the accompanying consolidated financial statements of Bank Hapoalim B.M. (the Bank) and its subsidiaries: Balance Sheets as at December 31, 2004 and 2003 and the related statements of profit and loss, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2004.These financial statements are at the responsibility of the Bank's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of equity basis investees, the investment in which constitute 0.2% of the total consolidated assets as at December 31, 2004 and 2003, and the Bank's equity in their net profit (loss) constitute 0.8%, (2.9%) and (7.8%) of the net profit for each of the three years the last of which ended December 31, 2004.The financial statements of these consolidated subsidiaries and equity basis investees were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such consolidated subsidiaries and equity basis investees, is based solely on the said reports of the other auditors.

We conducted our audit in accordance with Generally Accepted Auditing Standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) 1973, and auditing standards which application in auditing banking corporates was enforced by the Supervisor of Banks. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by the Management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the above mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position as at December 31, 2004 and 2003 and the results of operations, changes in shareholders' equity and the cash flows for each of the three years, the last of which ended December 31, 2004, in conformity with Generally Accepted Accounting Principles. Furthermore, in our opinion, these statements have been prepared in accordance with the directives and guidelines of the Supervisor of Banks.


ZIV HAFT
is a member of BDO.

As explained in Note 2, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel and the guidelines and instructions of the Supervisor of banks.

Without qualifying our opinion, we draw attention to the following Notes to the financial statements:

a. To Note 31, regarding recommendations for reform of the capital market. The aforesaid note states, inter-alia, that "In the event that legislation is enacted on the basis of the aforementioned, there will be a material adverse effect on the Bank Group's results of operations. However, the probability that the recommendations included in the report will be enacted as legislation, as they are, in full, and the extent of the effect of the legislation on the Group cannot be presently evaluated."

b. To Note 20C(4)(b), regarding legal claims and requests to certify claims as class actions filed against the Bank.

c. To Note 20C(17), regarding exposure to class actions at Clal Insurance Enterprises Holdings Ltd.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, March 21, 2005

Consolidated Balance Sheets
as at December 31, 2004

(in millions of NIS)

	Note	December 31	
		2004	2003
		Reported amounts*	Adjusted amounts**
Assets			
Cash on hand and deposits with banks	3	**31,041**	30,693
Securities	4	**35,929**	29,199
Credit to the public	5	**182,542**	184,087
Credit to governments	6	**1,761**	2,916
Investments in equity-basis investees	7	**789**	785
Buildings and equipment	8	**3,642**	3,554
Other assets	9	**6,338**	7,621
Total assets		**262,042**	258,855
Liabilities and Shareholders' Equity			
Deposits from the public	10	**206,666**	204,207
Deposits from banks	11	**7,301**	7,692
Deposits from the Government		**4,045**	4,879
Debentures and subordinated notes	12	**18,251**	17,765
Other liabilities	13	**9,510**	9,555
Total liabilities		**245,773**	244,098
Minority interests		**1,103**	501
Shareholders' equity	14	**15,166**	14,256
Total liabilities and shareholders' equity		**262,042**	258,855

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Nehama
Chairman of the Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Isaac M. Behar
Senior Deputy Managing Director
Chief Financial Officer

Tel-Aviv, March 21, 2005

Consolidated Statements of Profit and Loss
for the year ended December 31, 2004

(in millions of NIS)

	Note	2004	2003	2002
		Reported amounts*		Adjusted amounts**
Profit from financing activities before provision for doubtful debts	22	**7,071**	6,715	6,511
Provision for doubtful debts	5D	**1,768**	2,359	3,206
Profit from financing activities after provision for doubtful debts		**5,303**	4,356	3,305
Operating and other income				
Operating commissions	23	**3,199**	2,929	2,705
Profits (losses) from investments in shares, net	24	**109**	3	(101)
Other income	25	**907**	733	720
Total operating and other income		**4,215**	3,665	3,324
Operating and other expenses				
Salaries and related expenses	26	**3,742**	3,526	3,571
Maintenance and depreciation of buildings and equipment		**1,108**	1,091	1,041
Other expenses	27	**1,528**	1,342	1,220
Total operating and other expenses		**6,378**	5,959	5,832
Operating profit before taxes in reported amounts		**3,140**	2,062	797
Erosions and adjustments***		**-**	128	-
Operating profit before taxes		**3,140**	**2,190	797
Provision for taxes on operating profit	28	**1,361**	**861	295
Operating profit after taxes		**1,779**	**1,329	502
The share in net, after-tax operating profits (losses) of equity-basis investees	7B	**101**	**63	(57)
Minority interests in net, after-tax operating losses (profits) of subsidiary companies		**(52)**	**(48)	19
Net operating profit		**1,828**	**1,344	464
Net profit (loss) from extraordinary transactions, after taxes	29	**279**	**38	(114)
Cumulative effect of change in accounting method	2Q	**-**	**(25)	-
Net profit		**2,107**	**1,357	350
Net profit per share (in NIS) **Per NIS 1 of the par value of the share capital**	2M	Reported amounts*	Adjusted amounts**	
Net operating profit		**1.45**	1.08	0.37
Profit (loss) from extraordinary transactions, after taxes		**0.22**	0.03	(0.09)
Profit for share before cumulative effect		**1.67**	1.11	0.28
Cumulative effect of change in accounting method		**-**	(0.02)	-
Total		**1.67**	1.09	0.28

* For the year 2004 - Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
For the year 2003 - Cessation of the adjustment for the effect of the inflation based on December 2002 CPI.

** Amounts adjusted for the effect of inflation based on December 2003 CPI.

*** Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating profit before taxes, in reported amounts.

The accompanying notes are an integral part of the consolidated financial statements.

Statement of Shareholders' Equity
for the Year Ended December 31, 2004

Balance as at January 1, 2002
Net profit for 2002
Adjustments in respect of presentation of securities available for sale at fair value
Related tax effect
Dividend
Benefit inherent in the allotment of share options to employees
Translation adjustments relating to equity-basis investees**
Balance as at January 1, 2003
Net profit for 2003
Adjustments in respect of presentation of securities available for sale at fair value
Related tax effect
Paid dividend
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Expired options
Other adjustments in respect of equity-basis investees
Balance as at January 1, 2004
Net profit for 2004
Exercise of share options
Adjustments in respect of presentation of securities available for sale at fair value
Related tax effect
Paid dividend
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Translation adjustment relating to equity basis investees**
Balance as at December 31, 2004

* For the year 2004 - Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
for previous periods - Amounts adjusted for the effect of the inflation based on December 2003.

** Adjustments from translation of financial statements of autonomous units.

*** Including an amount of NIS 2,847 million which cannot be distributed as dividend.

The accompanying notes are an integral part of the consolidated financial statements.

Reported amounts*
(in millions of NIS)

	Share capital and premium	Other capital reserves	Total share capital and capital reserves	Cumulative other comprehensive income: Adjustments in respect of presentation of securities available for sale at fair value	Cumulative other comprehensive income: Translation adjustments**	Retained earnings	Dividend that was declared after the balance sheet date	Total shareholders' equity
	7,123	26	7,149	(46)	9	5,897		13,009
						350		350
				(184)				(184)
				80				80
						(186)		(186)
		5	5					5
					(9)			(9)
	7,123	31	7,154	(150)	-	6,061		13,065
						1,357		1,357
				574				574
				(265)				(265)
						(474)		(474)
						(213)	213	
		4	4					4
	7	(7)						-
		(5)	(5)			-		(5)
	7,130	**23**	**7,153**	**159**	**-**	**6,731**	**213**	**14,256**
						2,107		**2,107**
	73	**(13)**	**60**					**60**
				(91)				**(91)**
				38				**38**
						(1,002)	**(213)**	**(1,215)**
						(339)	**339**	**-**
		12	**12**					**12**
					(1)			**(1)**
	7,203	**22**	**7,225**	**106**	**(1)**	*****7,497**	**339**	**15,166**

Consolidated Statements of Cash Flows for the Year Ended December 31, 2004

(in millions of NIS)

	2004	2003	2002
	Reported amounts**	Adjusted amounts***	
Cash flows from by operating activities			
Net profit for the year	**2,107**	1,357	350
Adjustments to reconcile net profit to net cash generated by operating activities:			
The bank's share in the net undistributed losses (profits) of equity-basis investees	**(69)**	(19)	78
Minority interests in net after-tax operating profits (losses) of subsidiary companies	**52**	48	(19)
Depreciation	**467**	(1)448	426
Other amortizations, net	**(14)**	(2)14	32
Provision for doubtful debts	**1,768**	(3)2,346	3,206
Loss (gain) from sale and adjustments of securities available for sale and held to maturity	**(2)**	(4)*(604)	595
Realized and unrealized loss (profit) from adjustments to fair value of debentures held for trading	**(50)**	(5)(208)	205
Loss (profit) from sale, decrease in value and change in holding rates in equity-basis investees	**(340)**	(48)	144
Loss (gain) from sale of buildings and equipment	**(2)**	13	1
Provision for anticipated loss in respect of buildings designated for sale	**-**	(12)	7
Deferred taxes, net	**45**	277	(445)
Net cash from operating activities	**3,962**	*3,612	4,580

* Reclassified.
** Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
*** Amounts adjusted for the effect of inflation based on December 2003 CPI.

(1) The amount allocated to the statement of profit and loss in reported amounts is NIS 457 million.
(2) The amount allocated to the statement of profit and loss in reported amounts is NIS 14 million.
(3) The amount allocated to the statement of profit and loss in reported amounts is NIS 2,359 million.
(4) The amount allocated to the statement of profit and loss in reported amounts is NIS (184) million.
(5) The amount allocated to the statement of profit and loss in reported amounts is NIS (210) million.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows for the Year Ended December 31, 2004 (continued)

(in millions of NIS)

	2004	2003	2002
	Reported amounts**	Adjusted amounts***	
Cash flows used in activities in assets			
Deposits with banks, net	**421**	1,134	1,285
Acquisition of debentures held to maturity	**(1,600)**	(484)	(2,247)
Proceeds from sale and redemption of debentures held to maturity	**443**	457	70
Acquisition of securities available for sale	**(16,562)**	(16,199)	(18,945)
Proceeds from sale of securities available for sale	**12,799**	*13,228	15,198
Securities held for trading, net	**(2,035)**	2,021	729
Credit to the public, net	**11**	1,818	(7,106)
Credit to governments, net	**1,155**	1,573	1,603
Acquisition of shares in investee companies	**(25)**	(74)	(41)
Decrease in cash, net, in respect of subsidiaries consolidated for the first time (Addendum A)	**-**	(44)	-
Proceeds from sale of investment in subsidiary	**192**	-	-
Proceeds from sale of investments in equity basis investees	**111**	87	7
Acquisition of buildings and equipment	**(582)**	(444)	(469)
Proceeds from sale of buildings and equipment	**29**	5	69
Other assets, net	**1,275**	(1,391)	(1,298)
Net cash from activities in assets (to activities in assets)	**(4,368)**	*1,687	(11,145)
Cash flows from activities in liabilities and capital			
Deposits from the public, net	**2,459**	(3,583)	6,780
Deposits from banks, net	**(391)**	810	(1,397)
Deposits from the Government, net	**(834)**	(410)	(1,033)
Debentures and subordinated notes, net	**486**	851	458
Other liabilities, net	**(73)**	1,517	1,004
Issue of shares	**60**	-	-
Issue of shares to minority shareholders in subsidiaries	**708**	-	-
Dividend paid to the Bank's shareholders	**(1,215)**	(474)	-
Dividend paid to minority shareholders in subsidiaries	**(25)**	(23)	-
Net cash from activities in liabilities and capital (to activities in liabilities and capital)	**1,175**	(1,312)	5,812
Increase (decrease) in cash	**769**	3,987	(753)
Balance of cash at beginning of year	**26,982**	22,995	23,748
Balance of cash at end of year	**27,751**	26,982	22,995

* Reclassified.
** Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
*** Amounts adjusted for the effect of inflation based on December 2003 CPI.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
for the Year Ended December 31, 2004
(continued)

(in millions of NIS)

Addendum A

	2003
	Adjusted amounts**
Decrease in cash in respect of subsidiaries consolidated for the first time	
Assets of the subsidiaries at the time of the initial consolidation	
Deposits with banks for an original period of more than three months	56
Securities	91
Credit to the public	668
Investments in investees	13
Buildings and equipment	16
Other assets	289
	1,133
Liabilities of the subsidiaries at the time of the initial consolidation	
Deposits from the public	501
Deposits from banks	145
Deposits from the Government	3
Debentures and subordinated notes	11
Other liabilities	309
	969
Minority interests at the time of initial consolidation	39
Goodwill	69
Investments in the company as presented	12
Total net decrease in cash in respect of subsidiaries consolidated for the first time	(44)

Addendum B

	2004	2003	2002
	Reported amounts*	Adjusted amounts**	
Transactions not involving cash flows			
Shares of an equity basis investee distributed as a dividend in kind		-	186

* Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.
The accompanying notes are an integral part of the consolidated financial statements.

Note 1
General

The Bank is an Israeli corporation. The financial statements were prepared in accordance with the directives of the Supervisor of Banks with regard to the preparation of annual financial statements of a bank and in accordance with the opinions of the Institute of Certified Public Accountants in Israel (hereinafter - ICPAI) and in accordance with the accounting standards of the Israeli Accounting Standards Board. Note 33 presents the condensed financial statements of the Bank including the balance sheet, statement of profit and loss and statement of cash flows.

Note 2
Significant Accounting Policies

A. Financial Statements in reported amounts

(1) General:
In October 2001, the Israeli Accounting Standards Board published Accounting Standard No. 12, with regard to "Cessation of Adjusting Financial Statements for Inflation". In accordance with this Standard, and in accordance with Accounting Standard No. 17, of December 2002, the adjustment of financial statements was ceased as of January 1, 2004. Up until December 31, 2003, the Bank continued to prepare adjusted statements, in accordance with the directives of the Supervisor of Banks, and based on the rules set forth in Opinion Statement No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts appearing in the financial statements as at December 31, 2003, were used as a starting point for financial reporting in reported amounts.
The Bank has implemented the directives of Standard No. 12 and the transitional directives of the Supervisor of Banks in its financial statements as of January 1, 2004.

(2) Definitions:
In these financial statements:
Adjusted amount – nominal historical amount adjusted according to the changes in the general purchasing power of the Israeli currency, in accordance with the directives of the Opinion Statements of the Institute of Certified Public Accountants in Israel.
Reported amount – amount adjusted to the transition date, with the addition of amounts in nominal values added subsequent to the transition date, and subtracting amounts deducted subsequent to the transition date.
Transition date – December 31, 2003.
Adjusted financial reporting – financial reporting in adjusted values, according to the changes in the general purchasing power of the Israeli currency, in accordance with the directives of the Opinion Statements of the Institute of Certified Public Accountants in Israel.

(3) Balance sheet:
(a) Non-monetary items are presented in reported amounts.
(b) Monetary items are presented in the balance sheet at nominal historical values as at the balance sheet date.
The amounts of non-monetary assets do not necessarily represent the realization value or the updated economic value; they represent only the reported amounts of these assets. In the financial statements, "cost" means the cost in reported amounts.

(4) Statements of Profit and Loss:
(a) Income and expenses due to non-monetary items or to provisions included in the balance sheet are derived from the difference between the reported amount at the opening balance and the reported amount at the closing balance.
(b) Other components of the statement of profit and loss are presented in nominal values.

(5) Comparison figures:
Comparison figures in the financial statements are presented as follows:
(a) Comparison figures for balance sheet data, for the statement of changes in shareholders' equity, and for the statement of cash flows (including the notes to the financial statements) are presented as adjusted for the December 2003 CPI.
(b) Profit and loss items for 2003:

- Profit and loss items, up to and including the item 'operating profit before taxes in reported amounts', are presented with the adjustment for the effects of inflation ceased according to the December 2002 CPI.
- Erosions and adjustments for the effect of inflation according to the December 2003 CPI of income and expenses included in operating profit before taxes are presented in the statement of profit and loss as a single amount, in a separate line, preceding operating profit before taxes, and were not allocated to the relevant item.
- Other items of the statement of profit and loss in 2003 are presented as adjusted for the effect of inflation according to the December 2003 CPI.

(c) Profit and loss items for 2002 are presented as adjusted for the effect of inflation according to the December 2003 CPI.

Note 2
Significant
Accounting Policies
(continued)

B. Principles of consolidation and application of the equity method:

(1) Principles of consolidation:

The consolidated financial statements include the audited financial statements of the Bank and its subsidiary companies which are primarily engaged in banking or finance (excluding provident funds which are held by the Bank or its subsidiaries, since the Bank has no interest in their assets and income).

Significant intercompany balances and transactions have been eliminated upon consolidation.

The condensed financial statements of the Bank presented in Note 33, include the financial statements of property companies wholly owned by the Bank, most of the assets of which are used by the Bank.

(2) Investments in shares of equity-basis investees - included according to the equity method based on their audited financial statements.The share in the profits or losses of these companies is stated net, after amortization of goodwill.

The Bank examines from time to time whether the value of its investments in equity-basis investees has decreased in permanent manner.This examination is made when signs appear that could be indicative of the possibility that the value of the investments has fallen, including a fall in prices in the stock market, continued losses at an equity-basis investee, the value of the goodwill included in the investment and additional parameters.The amortization necessary for adjusting the value of these investments, as assessed by the management, is based on an examination of the entire range of matters mentioned above and the giving of due consideration to them, is charged to the Statement of Profit and Loss. (See also Section I below).

(3) Excess of cost over equity value attributed to assets and liabilities is amortized over the useful life of the asset or the liability in the acquired company. Excess of cost over equity that is not attributed to assets or liabilities (goodwill) is amortized over the expected period of economic benefit, according to Management estimation.

C. Translation of financial statements of foreign investees:

(1) All foreign investees under the control of the Bank (including branches) constitute "integrated units" of the Bank. Accordingly, their financial statements are translated into Israeli currency, as follows:

Non-monetary balance sheet items were translated based on exchange rates at the date of the transaction. Monetary balance sheet items were translated at the current exchange rates on the balance sheet date. Differences resulting from the translation of the above financial statements were included in the appropriate items of income from financing activities. Income and expenses of the aforementioned investees (excluding income and expenses related to non-monetary items translated at historic exchange rate by which the related non-monetary items were translated) were translated at the exchange rates at the end of the month in which the transaction was executed, and include exchange rate differences on balance sheet items at the beginning of the month.

(2) The share in the "translation adjustments" of autonomous foreign investees held by equity-basis investees, was recorded directly in the item "translation adjustments" in the statement of changes in shareholders' equity.

D. Linkage and foreign currency:

(1) Linkage:

Assets and liabilities linked to foreign currency are stated with the addition of exchange rate differences based on the representative rates of exchange at balance sheets dates.Those linked to the CPI are stated with the addition of linkage differentials (mainly the latest index published prior to balance sheets dates - the index for the month of November).

(2) Foreign currency:

(a) Assets and liabilities in foreign currency are translated at the representative exchange rates at balance sheets dates.

(b) Income and expenses in foreign currency are stated on the basis of the current representative exchange rates at the transaction date plus exchange rate differences on the assets and liabilities in respect of which the income and expenses were generated.

(in millions of NIS)

Note 2
Significant
Accounting Policies
(continued)

D. Linkage and foreign currency (continued):

(3) CPI and exchange rate:

Details of the CPI (average 2002 base = 100) and the representative exchange rates of main currencies are as follows:

	December 31			Percentage change for the year	
	2004	2003	2002	**2004**	2003
CPI for the month of December (in points)	**100.6**	99.4	101.3	**1.2**	(1.9)
CPI for the month of November (in points)	**100.5**	99.6	101.6	**0.9**	(2.0)
Rate of exchange of the U.S. dollar					
(in NIS per $1)	**4.308**	4.379	4.737	**(1.6)**	(7.6)
Rate of exchange of the Euro					
(in NIS per 1 Euro)	**5.877**	5.533	4.970	**6.2**	11.3
Rate of exchange of the CHF					
(in NIS per 1 CHF)	**3.806**	3.552	3.419	**7.2**	3.9

E. Securities:

Securities are classified into three groups:

(1) Debentures held to maturity:

Stated in the balance sheet at their adjusted value, i.e. at their par value, with the addition of interest, linkage or exchange rate differentials, and with the deduction of the proportional part of the discount or with addition of the proportional part of the premium. The accrual of interest, linkage or exchange rate differentials, as well as the amortization of the premium or discount, (according to the interest method), are recorded in the statement of profit and loss. A permanent decline in value is deducted from the balance sheet balance and reflected in the statement of profit and loss.

(2) Securities available for sale:

Presented in the balance sheet at fair value, apart from shares and options for purchasing of shares, for which no fair value is available, which are presented at cost. Unrealized profits or losses from adjustments to the fair value net of related tax effect, are recorded directly in a separate shareholders' equity item, and are transferred to the statement of profit and loss upon sale or redemption. A permanent decline in value is deducted from the balance sheet balance, and reflected in the statement of profit and loss.

(3) Securities held for trading:

Presented in the balance sheet at fair value. Profits or losses from adjustments to the fair value are recognized on a current basis. In calculation of profit from the realization of securities, the cost is computed according to the "first in - first out" (FIFO) method.

Securities sold under repurchase agreements:

Securities that were sold under repurchase agreements are treated as a receipt of a secured debt, and presented in the balance sheet in the securities item at the value at which they will be repurchased and included against them is a deposit for which those securities were pledged. The deposit is presented in the deposits from banks or deposits from the public item, according to the type of depositor.

Securities short transactions:

Securities short transactions from customer to customer in which the Bank serves as an intermediary are presented under the "credit to the public" item and the "deposits from the public" item, so long as the securities have not been returned.

Fair value data usually based on market prices.

Note 2
Significant Accounting Policies (continued)

F. Provision for doubtful debts:

(1) The provision for doubtful debts is determined on a specific basis. In addition, a general provision and a supplementary provision are included in accordance with the directives of the Supervisor of Banks.

(2) The specific provision for doubtful debts is made on the basis of Management's estimate of the losses inherent in the credit portfolio, including debts in off-balance sheet items. In its above estimate, Management takes into account, inter alia, the extent of the risk relative to the financial stability of borrowers, based on its information regarding their financial condition, the volume of their business operations and an estimate of the value of the security received from them.
Interest income in respect of a debt that was declared as doubtful, is not recorded as of the beginning of the quarter when the debt is declared doubtful. Upon collection of the interest, interest income is recorded in the item "other financing income".

(3) The specific provision for housing loans is calculated according to directives of the Supervisor of Banks, taking into account the duration of the arrears, where the percentage of the provision increases as the period of the arrears lengthens.

(4) The specific provision for doubtful debts at consolidated companies abroad was determined as necessary, taking into account the accepted practice in those countries in which the companies operate.

(5) The write-off of bad debts is carried out after examination of each case on its merits.

(6) The supplementary provision for doubtful debts is made based on the quality of the debt portfolio of the customers, in accordance with risk characteristics defined in directives of the Supervisor of Banks. For each risk characteristic a different provision rate was determined.
The supplementary provision for doubtful debts is calculated according to the determined rates for the different criteria.
The general provision is of an amount, in real terms (beginning January 1, 2005, the adjustment to inflation will be ceased), that constitutes 1% of the total indebtedness at the responsibility of the Group, as at December 31, 1991.
The general provision, as well as the supplementary provision for doubtful debts, are not recognized as a tax-deductible expense, and according to the directives of the Supervisor of Banks, deferred taxes are not recorded in respect thereof.

G. Sale of loans:

The Bank recognizes sales of loans as sales only when the Bank has no responsibility whatsoever with respect to the loans sold, and the buyer has no right to submit any claim against the Bank. Profit from the sale of loans is spread and allocated to the statement of profit and loss according to the period remaining for repayment of the loans sold, or within three years of the date of sale, whichever is shorter.

H. Buildings and equipment:

These assets are stated at adjusted cost, less adjusted accumulated depreciation, computed by the straight-line method over the estimated useful lives of the assets.
Direct costs for the development of software for internal use that were incurred as of the end of the initial development stage, are capitalized and amortized commencing the operation of the software, over 5 years. Costs in the early stages of the software development project, and maintenance costs, are charged to profit and loss, as incurred.

I. Decrease in value of asset:

The Bank applies Accounting Standard No. 15 - "Impairment of Assets" issued by the Israel Accounting Standards Board This Standard requires a regular review of the need to record a provision for asset impairment against non-monetary assets (such as fixed assets, investments in shares and intangible assets, including goodwill). In accordance with the Standard, the Bank tests if events have occurred or if changes have occurred in the circumstances, indicating the possibility that a decline in value has occurred in one or more of its assets, as noted above. If signs of a decline in value appear, the Bank tests the existence of a decline in value by way of comparing the amount recorded in the financial statements to the recoverable value of the asset, and according to need, records a provision for impairment in value, up to the amount that is recoverable. The recoverable amount of the asset is determined as the higher of the net selling price of the asset and its value in use to the Bank (which is the present value of the estimated future cash flows, expected to be derived from the use of the asset or from its realization). If signs occur of a change for the better in circumstances or in events which brought about an impairment, it is possible to cancel or decrease in the future, the amount of provision for impairment in value, except for goodwill, this in the event that the recoverable value of the asset increased, as a result of a change in the estimates that were used initially in the past.

Note 2
Significant Accounting Policies (continued)

J. Basis for recognition of income and expenses:

(1) Income and expenses are included on the accrual basis, except for financing income on problematic debts that were classified as non-income bearing and interest on arrears of housing loan recipients, which is recorded in the statement of profit and loss on the basis of actual collection.

(2) Income from early repayment commissions of loans, after deduction of a proportional part relating to the financial capital, are included in the statement of profit and loss at equal annual rates, during the remaining period for repayment of credit or within three years from the date of the early repayment, whichever is shorter.

(3) Supplementary interest, from the Israeli Treasury for the interest margin on loans for home buyers, is recorded in the statement of profit and loss during the period of the loans repayment, on a uniform return basis.

(4) Securities - see E. above.

(5) Provision for doubtful debts - see F. above.

(6) Derivative financial instruments - see Q. below.

K. Options to employees:

(1) The value of the benefit derived from allotments of options to employees through the end of 2001, was calculated according to the "naïve value" (defined as the difference between the market value of the shares and the present value of the exercise price at the decision date). the value of the benefit was charged to the statement of profit and loss, and in parallel to a capital reserve according to vesting period.

(2) The value of the benefit derived from allotments of options to employees as of 2004, is calculated according to their fair value, based on the Black and Scholes formula.
The value of the benefit is charged to the statement of profit and loss, and concurrently to a capital reserve, according to the vesting period.

L. Taxes on income:

(1) Deferred tax assets arising from timing differences (including loss and inflationary deduction carryforward) and deferred tax liabilities, are recorded on the basis of the expected tax rates according to laws in force on balance sheet date. The realization of the deferred tax assets is contingent on the existence of adequate taxable income in the future.
The provisions for deferred taxes include amounts relating to the difference between the net book value of depreciable fixed assets (except buildings) and the net value for tax purposes. Furthermore, beginning from the third quarter of 2004, upon the implementation of Standard 19 as described in item (5) below, the provision for deferred taxes includes temporary differences in respect of real estate.

(2) Profits of certain investee companies may become subject to additional taxes if they are distributed as dividends. In the case of subsidiaries, when it is not likely that profits will be distributed as dividends in the foreseeable future, no provision for taxes is recorded. In the case of profits of equity-basis investees, if an additional tax liability is likely to arise, an appropriate provision is made thereof.

(3) No deferred taxes have been created in respect of realization of investments in investee companies, when there is an intention to hold and not to sell such investments.
When there is an intention to sell such investments, deferred taxes have been created.

(4) Deferred taxes assets are recorded in accordance with the management's assessment regarding the probability that the benefit will be realized. Deferred tax assets in respect of carryforward losses for tax purposes are included in cases in which the tax asset exercise will be realized in the foreseeable future beyond any reasonable doubt.

(5) In July 2004, the Institute of Certified Public Accountants in Israel published Accounting Standard No. 19, with regard to taxes on income. The Standard will apply to financial statements for periods beginning as of January 1, 2005. The Bank implemented the directives of the Standard in advance, in the third quarter of 2004.

(in millions of NIS)

Note 2
Significant Accounting Policies (continued)

M. Profit per share:
Profit per share is computed for NIS 1 par value of the average outstanding paid up share capital. The par value for the purpose of the calculation was NIS 1,254,528 thousand in 2004 (2003: NIS 1,256,946 thousand).

N. Statement of cash flows:
Cash flows from asset and liability transactions are presented net, except for changes in non-monetary items and securities. The item "cash" includes cash on hand, deposits with banks and deposits with central banks for an original period of up to three months.

O. Severance pay and pensions:
The severance pay and pension liabilities are mostly covered by amounts funded with provident funds for pension and severance pay. Amounts of liabilities that are not covered as stated above, are provided in the financial statements. See also Note 17.

P. Contingent liabilities:
The financial statements include sufficient provisions for claims, according to the assessment of the Management and based on the opinions of its legal counsels. Note 20 includes details of all claims pending against the Bank Group in which the amount of each claim (or the cumulative amount of several claims on similar matters), as estimated by the claimant, is greater than NIS 300 million (at the date of submission for each claim). The disclosure is in the format set forth in the directives of the Supervisor of Banks, so that the claims submitted against the Bank Group are classified into three risk groups.
(1) Probable risk - the probability of some loss in the claim is over 70%, and a provision for the amount at risk was included in the financial statements.

(2) Reasonably possible risk - the probability of some loss in the claim is between 20% and 70%. No provision was included in the financial statements in respect of claims in this risk group.

(3) Remote risk - the probability of any loss in the claim is under 20%. No provision was included in the financial statements in respect of claims in this risk group.
In addition, the Note includes claims submitted against the Bank Group in which, in the opinion of the Bank's Management, based on evaluations by its legal counsels, the outcome of the legal proceedings cannot be assessed as at the date of approval of the financial statements, and therefore no provision was included in the financial statements. According to the directives of the Supervisor of Banks, this statement is possible only in rare cases, in which the Supervisor of Banks' approval must be obtained prior to publication of the financial statements, or in cases in which the bank Group has not yet published four financial statements which included any claim whose outcome could not be assessed.

Q. Derivative financial instruments:
(1) From January 1, 2003:
The Bank records all derivative instruments, including derivatives, embedded in "host contracts," as assets or liabilities in the balance sheet and measures them on the basis of fair value. The change in the fair value of a derivative instrument is recorded in the Statement of Profit and Loss or is included in Shareholders' Equity as "other comprehensive income" in accordance with the manner of designation of the derivative instrument.
The change in the fair value of derivatives that hedge against exposure to a change in the fair value of an asset, liability or firm commitment is recorded immediately in the Statement of Profit and Loss, as is the change in the fair value of the hedged item, which can be attributed to the risk that is hedged.
The accounting treatment of a change in the fair value of a derivative that is used to hedge against exposure to a change in cash flow from an asset, liability or forecasted expected transaction is dependent on the effectiveness of the hedging relations.

- The effective part of the change in the fair value of a derivative, that is intended to hedge a cash flow is reported initially in Shareholders' Equity (outside of the Statement of Profit and Loss) as a component of "other comprehensive income" and then, when the expected transaction affects is charged to the Statement of Profit and Loss, is reclassified to the Statement of Profit and Loss.
- The non-effective part of the change in the fair value of the derivative designated as above is to be recorded immediately in the Statement of Profit and Loss.

A profit or loss from a derivative that is not designated as a hedging instrument is recorded immediately in the Statement of Profit and Loss.

(in millions of NIS)

Note 2
Significant Accounting Policies (continued)

Q. Derivative financial instruments (continued):

(1) From January 1, 2003 (continued):

With respect to derivatives that cannot be defined as an independent contract, but are embedded in a balance-sheet item, these derivatives are measured separately, in accordance with the principles for the measurement of derivatives, and if the derivative is not clearly and closely connected to the "host contract", while the balance-sheet instrument hosting the derivative is measured on an accrual basis.

As a result of the implementation of the directives of the Supervisor of Bank's concerning derivative instruments and hedging activities, transition adjustments were recorded by means of a cumulative effect of changes in accounting principles that affect the Bank's financial position for January 1, 2003, and the results of its operations, as detailed below:

Decrease in net profit for 2003	(25)
Increase in assets deriving from	
derivative instruments	1,081
Increase in liabilities deriving from	
derivative instruments	1,098
Increase in other comprehensive income in shareholders' equity	8

See also Note 20E to the financial statements.

(2) Up to December 31, 2002:

Transactions in derivatives are classified into four main groups:

- Pure brokerage transactions - transactions in which the Bank is not a party to the transaction and acts only as a broker, in consideration of a commission.
- On-risk brokerage transactions - transactions in which the Bank is not exposed to any risk, due to a counter-transaction which it carried out on the same business day, except for credit risk and its responsibility as an agent.
- Hedge transactions - transactions intended to hedge a specific balance sheet transaction, or an identifiable group of similar transactions or future commitments in advance, in respect of which there is a signed agreement and the performance of which is not in doubt, and which has not been classified as a brokerage transaction. In order that the transaction be considered a hedge transaction, it must meet a number of conditions which were specified in the directives of the Supervisor of Banks, including: a high correlation between the changes in the fair value of the hedged item and changes in the fair value of the derivative financial instrument, a significant reduction in the financial risk inherent in the hedged item and a reduction of the Bank's exposure.
- Other transactions - transactions not classified as a brokerage transaction or a hedge transaction.

The rules specified for measuring and recording the above instruments are as follows:

- Pure brokerage transactions - income from the transactions is recorded on the date of the transaction as income from operating commissions.
- On-risk brokerage transactions - presented on the basis of fair value (the balance of the asset is equal to the balance of the corresponding liability). Financing income from these transactions is recorded in the item "Commissions from on-risk brokerage transactions" in the context of income from financing activities, before provision for doubtful debts.
- Hedge transactions - income and expenses are calculated based on the measurement of the hedged item, and are recorded in the same item as income or expenses from the hedged item.
- Other transactions - presented on the basis of fair value. Changes in the fair value are charged to the item "financing income or expenses".

(3) The fair value of transactions quoted on the stock exchange is determined according to their market value. The fair value of over-the-counter transactions is calculated according to models based on interest rates, standard deviations and currency prices in the over-the-counter market and for other transactions, on the basis of internally developed models and on the basis of quotes received from third parties.

The balance sheet balances resulting from the abovementioned transactions are included in the item "Other assets" or "Other liabilities", as appropriate.

Details of the types of transactions and of the various types of derivative financial instruments in which the Bank is engaged, including the type and structure of risks involved in these transactions, are given in Note 20 to the financial statements.

The effect of the derivative financial instruments on linkage basis and maturity periods of the balance sheet balances is reflected in the relevant notes to the financial statements.

(in millions of NIS)

Note 2
Significant Accounting Policies (continued)

R. Offsetting financial instruments:
Assets and liabilities are offset when there is a legal right and intention to offset at the time of repayment. Accordingly, deposits, the repayment of which to the depositor is conditional upon the extent of collection of the credit granted out of these deposits, are offset from the credit. The margin from these operations is included in "Operating commissions".

S. Use of estimates in the financial statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Bank to sometimes use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities in the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results may differ from such estimates.

Note 3
Cash on Hand and Deposits with Banks

Composition:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Cash on hand and deposits with central banks	**7,704**	10,724
Deposits with commercial banks[1]	**22,481**	19,026
Deposits with banks designated for granting credit to the public	**19**	38
Deposits with special banking entities	**837**	905
Total*	**31,041**	30,693
* Including cash and deposits with banks and central banks		
for an original period of up to three months	**27,751**	26,982

(1) As at December 31, 2003, after provision for doubtful debts in amount of NIS 9 millions.

(in millions of NIS)

Note 4
Securities

Composition:

	December 31, 2004				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	**129**	**129**	**1**	**-**	**130**
Of others	**1,774**	**1,774**	**-**	**(9)**	**1,765**
Total debentures held to maturity(3)	**1,903**	**1,903**	**1**	**(9)**	**1,895**

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income		Fair value*
			Profits	Losses	
2) Securities available for sale					
Debentures and bonds:					
Government	**12,930**	**12,446**	**491**	**(7)**	**12,930**
Of equity-basis investees	**-**	**-**	**-**	**-**	
Of others	**16,764**	**16,747**	**72**	**(55)**	**16,764**
Total debentures available for sale(3)	**29,694**	**29,193**	**563**	**(62)**	**29,694**
Shares:					
Of others**	**1,053**	**1,028**	**40**	**(15)**	**(1)1,053**
Total securities available for sale	**30,747**	**30,221**	**(2)603**	**(2)(77)**	**(1)30,747**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, as of 2003 the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. Accordingly, supplementary provision recorded for credit as described above is presented under the 'other liabilities' item as of that date.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 218 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(3) As Israel Accounting Standard No. 12 regarding cessation of adjustment of financial statements for inflation was implemented, the Bank and the banking companies under its control considered making certain changes in asset and liability management, between the different linkage bases. As a result of these changes, the Bank Group asked to make changes in the composition of the bonds portfolio.
Therefore, with the approval of the Supervisor of Banks, during the first quarter of 2004, a total of approximately NIS 2 billion in bonds were transferred from the held to maturity portfolio to the available for sale portfolio. This transfer had no effect on the Bank Group's results of operations.
As of the date of the transfer, the above bonds are presented according to their fair value, rather than on the basis of amortized cost, as in the past. The difference at the date of transfer, in the amount of NIS 24 million, was allocated, net of the tax effect, to the capital reserve from adjustment of available for sale securities according to fair value.

Note: For details of the results of operations in investments in debentures - see Note 22.

Reported amounts
(in millions of NIS)

Note 4
Securities
(continued)

Composition (continued):

	December 31, 2004				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	**2,417**	**2,381**	**36**	**-**	**2,417**
Of others	**57**	**52**	**6**	**(1)**	**57**
Total debentures held for trading	**2,474**	**2,433**	**42**	**(1)**	**2,474**
Shares:					
Of others	**805**	**793**	**12**	**-**	**805**
Total securities held for trading	**3,279**	**3,226**	**(1)54**	**(1)(1)**	**3,279**
Total securities	**35,929**	**35,350**	**658**	**(87)**	**35,921**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Recorded in the statement of profit and loss.

Note: For details of the results of operations in investments in debentures - see Note 22.

(in millions of NIS)

Note 4
Securities
(continued)

Composition:

	December 31, 2003				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	2,094	2,094	51	(2)	2,143
Of others	604	604	13	-	617
Total debentures held to maturity	2,698	2,698	64	(2)	2,760

	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
2) Securities available for sale					
Debentures and bonds:					
Government	11,532	11,093	445	(6)	11,532
Of equity basis investees	-	-	-	-	-
Of others	12,783	12,706	112	(35)	12,783
Total debentures available for sale	24,315	23,799	557	(41)	24,315
Shares:					
Of others**	992	976	32	(16)	(1)992
Total securities available for sale	25,307	24,775	(2)589	(2)(57)	(1)25,307

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, as of 2003 the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. Accordingly, supplementary provision recorded for credit as described above is presented under the 'other liabilities' item as of that date.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 163 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

Note: For details of the results of operations in investments in debentures - see Note 22.

(in millions of NIS)

Note 4
Securities
(continued)

Composition:

	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	1,152	1,132	20	-	1,152
Of others	17	17	-	-	17
Total debentures held for trading	1,169	1,149	20	-	1,169
Shares:					
Of others	25	24	1	-	25
Total securities held for trading	1,194	1,173	(1)21	(1)-	1,194
Total securities	29,199	28,646	674	(59)	29,261

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

(1) Recorded in the statement of profit and loss.

Note: For details of the results of operations in investments in debentures - see Note 22.

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)

Composition:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Credit	**183,371**	184,855
Customers' liabilities for acceptances	**361**	418
Total credit	**183,732**	185,273
General and supplementary provision for doubtful debts	**1,190**	1,186
Total credit to the public	**182,542**	184,087

The specific provision for doubtful debts was deducted from the relevant credit items.

Credit to the public includes loans to employees for the purchase of shares of the Bank, based on sale offering prospectuses of the State of Israel, totaling NIS 113 million (December 31, 2003: loans to employees for the purchase of shares totaling NIS 325 million, and for tax payments with respect to the benefit for the purchase of the shares, totaling NIS 28 million). The loans are linked to the Consumer Price Index.

as at December 31, 2004 (in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

A. Credit to problematic borrowers who are not part of the agricultural sector and are not local authorities:

1. Non-income bearing credit to problematic borrowers:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2004				
Repotred amounts				
Balance as at balance sheet date	**5,549**	**23**	**186**	**5,758**
December 31, 2003				
Adjusted amounts				
Balance as at balance sheet date	4,472	42	770	5,284

2. Credit to borrowers which was restructured:

(a) Credit which was restructured during the current year with waiver of income:

	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2004				
Repotred amounts				
Balance as at balance sheet date	**-**	**1**	**156**	**157**
Average repayment period (years)		**9.72**	**4.01**	
Effective rate of income:				
Included in expected repayment flows (%)		**5.87**	**3.25**	
Included in repayment flows according to original contracts (%)		**9.60**	**3.75**	
December 31, 2003				
Adjusted amounts				
Balance as at balance sheet date	2	5	12	19
Average repayment period (years)	1.67	4.09	6.42	
Effective rate of income:				
Included in expected repayment flows (%)	11.53	6.87	2.40	
Included in repayment flows according to original contracts (%)	14.97	6.91	3.67	

* Including linked to foreign currency.

as at December 31, 2004 (in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

A. Credit to problematic borrowers who are not part of the agricultural sector and are not local authorities (continued):

2. Credit to borrowers which was restructured (continued):

(b) Credit which was restructured in previous years with waiver of income:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2004				
Reported amounts				
Balance as at balance sheet date	**1**	**1**	**25**	**27**
December 31, 2003				
Adjusted amounts				
Balance as at balance sheet date	8	11	-	19

(c) Credit to borrowers which was restructured during the current year without waiver of income:

December 31, 2004				
Reported amount				
Balance as at balance sheet date	**98**	**128**	**248**	**474**
December 31, 2003				
Adjusted amounts				
Balance as at balance sheet date	212	282	419	913

3. Credit to borrowers as to which there is a resolution of the Management for the restructuring of their indebtedness, the implementation of which has not yet been effected:

December 31, 2004				
Reported amounts				
Balance as at balance sheet date	**4**	**495**	**-**	**499**
December 31, 2003				
Adjusted amounts				
Balance as at balance sheet date	-	376	-	376

* Including linked to foreign currency.

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

A. Credit to problematic borrowers who are not part of the agricultural sector and are not local authorities (continued):

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
4. Credit in temporary arrears:		
Balance as at balance sheet date	**1,218**	*2,417
Interest included in the statement of profit and loss in respect of the abovementioned credit	**99**	*200
5. Credit under special supervision:		
Balance as at balance sheet date	**11,483**	*9,159

B. Credit to local authorities:

1. Composition of credit to the local authorities sector:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency**	Total
December 31, 2004				
Reported amounts				
Balance as at balance sheet date	**312**	**3,997**	**29**	**4,338**
December 31, 2003				
Adjusted amounts				
Balance as at balance sheet date	346	4,547	33	4,926

2. Credit to local authorities includes:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
(a) Credit in temporary arrears		
Balance as at balance sheet dates	**6**	-
(b) Credit under special supervision		
Balance as at balance sheet date	**155**	169
(c) Credit to the local authorities which is not included in credit to problematic borrowers		
Balance as at balance sheet date	**4,177**	4,757
Income included in the statement of profit and loss in respect of the above-mentioned credit	**308**	343

* Reclassified.
** Including linked to foreign currency.

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

B. Credit to local authorities (continued):

3. In June 2004, the foundations of Budget Law (Amendment 31, and protemporary legislation), 2004 was published.

The law states that local authorities undergoing recovery or difficulties, based on the definitions of the terms under the law, shall open special accounts, in which funds from the Ministry of the Interior and from the local authorities' own income for the recovery will be deposited. The law stipulates that the funds deposited in these special accounts are designated solely for specific purposes, as specified under the terms of the law. The law protects these funds from foreclosure and realization of liens.

On June 30, 2004, the Associations of banks in Israel submitted a petition to the Supreme Court of Justice against the Minister of the Interior and the Minister of Finance (with the Union of Local Authorities added, at its request, as an additional respondent), in which the Association of Banks requests that several sections of amendment 31 be declared void, due to their retroactive violation of the property rights of guaranteed creditors and infringement of basic rights.

On November 4, 2004, with the consent of both parties, based on the State's announcement, submitted to the Supreme Court of Justice, the petition was withdrawn. The announcement stated, inter alia, that the policy of the Ministry of the Interior is that local authorities may come under the law until December 31, 2004, only, and that the policy of the Ministry of the Interior and the Ministry of Finance is that the duration of the special account should not be extended beyond the six months stipulated by the law. In addition, current interest payments for loans granted prior to the implementation of the law will be defined as essential expenses and paid from the special account.

Based on the State's notification, submitted to the Supreme Court, according to which, inter alia, the policy of the Ministry of the Interior was to act so that local authorities in need would come under the law by December 31, 2004, the petition was withdrawn, with the consent of both parties, on December 4, 2004.

Following this legislation, the Bank performed a re-evaluation with regard to credit granted to local authorities that fall under the law.

C. Credit to the agricultural sector:

1. Kibbutzim

At the end of 1989, the first of a series of agreements and arrangements was signed (between 7 banking groups including the Bank, the Government and the Kibbutz movements - the United Kibbutz Movement and Hakkibbutz Ha'arzi) in connection with the debts of the Kibbutz sector in Israel.

Implementation of the agreement proceeded slowly, due to the complexity of the problems being handled, including determination of the long-term repayment ability of the Kibbutzim, the assignment of indirect debt in significant amounts from the central and regional bodies of the Kibbutz movements to individual Kibbutzim and their enterprises, and the recognition of the need for additional resources in order to complete the execution of the arrangement of the debts of all the Kibbutzim.

Since some of the Kibbutzim were unable to meet the conditions of the first arrangement, a supplementary Kibbutz arrangement was signed on March 20, 1996 by the Government, the two Kibbutz movements, the Bank and the other banks who were party to the first arrangement. The said arrangement supplements the first Kibbutz arrangement. The Kibbutzim may join the first and supplementary arrangement on a voluntary and individual basis.

The main principles of the supplementary arrangement and of the amendment to it of April 1999 are as follows:

(a) The arrangement intends to arrange the debts of 130 Kibbutzim, members of the two Kibbutz movements, which were included in the first arrangement. Of these, 79 are classified as peripheral area Kibbutzim, 51 are classified as real estate Kibbutzim, as well as three real estate Kibbutzim that are part of the Jewish Agency Kibbutzim, which according to the data on their repayment ability, are unable to service part of their debt (hereinafter - "lump sum" and/or "incentive"). The arrangement is also intended to arrange the debts of the central bodies of the United Kibbutz Movement and of two regional organizations.

(b) Sources for the arrangement:

(1) The write-off of part of the lump-sum and/or the incentive by the banks and the repayment of part of them by means of a transfer of funds by the Government, in a ratio of 65% and 35% respectively, in respect of a group of Kibbutzim that are classified as "peripheral area Kibbutzim" and in the ratio of 75% and 25% respectively, with respect to a limited group of Kibbutzim that are classified as "peripheral area Kibbutzim undergoing rehabilitation". The transfer of funds by the Government for each write-off of the debts of each Kibbutz, as above, is contingent upon the individual Kibbutzim joining the agreement, and it will be carried out in five annual installments; the first of which will be paid immediately, and the remaining installments will be indexed to the CPI but will not bear interest.

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

C. Credit to the agricultural sector (continued):
1. Kibbutzim (continued):
(b) Sources for the arrangement (continued):

(2) Proceeds from the sale of rights of the Kibbutzim in real estate (including mutual inter-kibbutz assistance):
A steering committee was appointed to deal with the lands of the Kibbutzim in the arrangement, with the participation of the Director General of the Treasury (as Chairman), the Director General of the Israel Lands Administration (hereinafter - "the Administration") and the Head of the Kibbutz Debt Arrangement Administration. The steering committee was responsible for carrying out a land survey to find land which has an alternative value relative to agricultural use, and formulating a land agreement with the real estate Kibbutzim.
When every Kibbutz has subscribed to the arrangement, the land identified in the land survey will be returned to the Administration without the attachment of any binding price tag. A cautionary note will be registered on such land in favor of the banks. The "lump-sum" debt of the Kibbutzim will be written-off at the expense of the banks and the Government in the ratio of 65% and 35% respectively. In the future, when the net proceeds from the marketing of the land, as said, are received, that part of the net proceeds reflecting the original land rights of the Kibbutzim will be transferred to the banks and to the Government according to the ratio of their participation in the write-off as stated above. The proceeds of mutual assistance will be added to the proceeds that are to be distributed. The transfer of Government funds for the purpose of writing-off the debts of each Kibbutz as stated above is dependent on the agreement of each separate Kibbutz to the real estate arrangement and on its joining the supplementary arrangement, including the returning of the land to the Administration. These transfers will be made in five annual payments. The first will be paid immediately, and the balance will be indexed to the CPI with the addition of annual interest at the rate of 1.5%.
Until the real estate Kibbutzim joined the supplementary arrangement on the basis of the above-mentioned land arrangement, the opportunity existed of conducting interim transactions in real estate at the initiative of the potential real estate Kibbutz, on the basis of Decisions no. 717, 727 and 737 of the Israel Land Council concerning a change in the designation of agricultural land. The proceeds of transactions such as these, in cash or cash equivalents, were intended to serve as a substitute for the above-mentioned land arrangement, partly or in its entirety, with the directives of the financial arrangement as said above continuing to apply on the balance of the lump sum debt of that Kibbutz following the interim transaction.
It should be noted that when the arrangements for the real estate Kibbutzim were implemented at the time of their participation in the arrangement, there was also an opportunity for individual arrangements whereby, with the agreement of the parties to the arrangement, it was possible to approve the implementation of individual real estate transactions that the Kibbutz wished to carry out, when instead of returning the land to the Administration for the purpose of planning and marketing, it was possible to make other arrangements for them.
As a result of various legal proceedings, these Decisions of the Administration were cancelled, and replaced by the new Decisions 949, 959, and 969, which apply only as of the day of their enactment. Concurrently, the Administration established transitional directives for the cancelled Decisions, in which guidelines were set forth to enable the execution of transactions initiated prior to the cancellation of the previous decisions.
It should be noted that the proceedings described above do not apply to lands returned to the Israel Land Administration within the framework of the Kibbutzim's participation in the supplementary arrangement, in which the State, as a party to this arrangement, undertook to recognize 27% of the value of the lands returned to the Administration by a Kibbutz when changing the designation of the land, as the Kibbutz's contribution to the arrangement, even if Decision 727 is charged or canceled.
In the bank's estimation, the proceedings described above have no practical implications for the credit extended to Kibbutzim, whose debt still remains to be settled in individual arrangments within the supplementary arrangement.
Since the lands in the above arrangements are principally of agricultural designation, and action is required in order to change their designation, a process that could last for a long time, it is not possible at this stage to assess the extent of the proceeds that will be obtained from their marketing.

as at December 31, 2004 (in millions of NIS)

Note 5
Credit to the Public (Less provisions for doubtful debts) (Continued)

C. Credit to the agricultural sector (continued):
1. Kibbutzim (continued):
(b) Sources for the arrangement (continued):

(3) The agreement stipulates that each Kibbutz that subscribes to the agreement as well as all of the contributing Kibbutzim as defined in the agreement will be required to assign to the State and to the Banks (in the ratio of 60% and 40% respectively), 25% of their rights in any company and/or other legal entity that will be established to replace the Tnuva Cooperative Association.
(4) The balance of the debt will be arranged as a loan until the year 2013.
(c) *As part of the implementation of the supplementary arrangement, the Bank undertook to make early repayment to the* Government of a part of the deposits that it received from the Government, mainly under the first arrangement, concurrent with the write-off and repayment of the "lump sum" debts and the "incentive" to the Kibbutzim. See paragraph C.3.11 below regarding the balance of the Government's deposits.
By the date of publication of the financial statements, all the central Kibbutz bodies, all the peripheral area Kibbutzim and 50 out of 54 real estate Kibbutzim had joined the supplementary arrangement. The debt of some of the Kibbutzim that joined the arrangement was spread over longer periods than in the original arrangement.

The Bank provided for doubtful debts all the sums which in its estimate are necessary, taking into consideration the described above.

2. Moshavim
On March 4, 1992, the Arrangements Law in the Family Agricultural Sector 1992 (the "Gal Law") was enacted. This law granted far reaching benefits and alleviations to certain debtors in the agricultural sector, as defined in the Law. Such benefits include the forgiveness of a large portion of their debt, and the restructuring of the balance of the debt of some of these debtors for a period of 17 and a half years. The provisions of the Law are complex and in part unclear, and include, inter alia, the appointment of a rehabilitator whose duty is to analyze the status of the debt of each debtor individually and to determine the amount of the debts of the parties and the rights of the creditors.
In 1993 and 1994, 12 rehabilitators were appointed, in accordance with the Law, which operate according to the Law and its regulations. Upon their appointment, the Bank submitted its claims, as required by the Law. At this stage, regulations were promulgated for the purpose of determining the obligations and rights of the said agriculturists, as well as their repayment ability. No regulations have yet been promulgated covering the distribution of the proceeds among the creditors and the sale of assets of the debtors. In 2000, the banks reached an agreement on the manner of distributing the proceeds among themselves. One of the principles of the agreement confers priority to a bank with pledges of the first order. This agreement has meanwhile been applied in cases where there are no other creditors.
As at December 31, 2004, the debts of 90.8% of the agricultural associations to which the provision of the Law apply had been arranged. In addition, arrangements were made with respect to the debts of 91.0% of the population of private farmers who are being processed within the framework of the Law. The major portion of the remaining debtors is characterized by a high debt and low repayment ability, and the arrangement of their debts will require continued detailed basic treatment. All this hinders the determination of the exact amounts, which in the final analysis, the Bank will have to write-off in respect of each debtor. The Bank's Management, with the assistance of its legal advisors, analyzed the Law and arrived at a determination of its implications.
On the basis of that described above, the Bank made provisions for doubtful debts in respect of the Moshavim sector in amounts, which in its opinion are necessary.

3. Composition of credit to the agricultural sector:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Kibbutzim (including regional and national enterprises and organizations)	**4,931**	5,272
Moshavim (including regional and national enterprises and organizations)	**317**	403
Total Kibbutzim and Moshavim	**5,248**	5,675
Production and marketing councils	**116**	95
Total credit to the agricultural sector	**5,364**	5,770

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

C. Credit to the agricultural sector (continued):

Credit to the agricultural sector includes:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
4. Non-income bearing credit(1):		
Balance as at balance sheet date	**203**	6
5. Credit which was restructured during the current year(1):		
Balance as at balance sheet date	**60**	122
6. Credit which was restructured in prior years(1):		
Balance as at balance sheet date	**589**	784
7. Credit to borrowers, for the most of which exists a resolution of the Management for the restructuring of their indebtedness by rescheduling them for a maximum period of up to 2013, which has not yet been effected(1):		
Balance as at balance sheet date	**384**	559
8. Credit in temporary arrears:		
Balance as at balance sheet date	**13**	11
9. Credit under special supervision:		
Balance as at balance sheet date	**693**	927
10. Credit to the agricultural sector, not included within credit to problematic borrowers, as aforesaid:		
Balance as at balance sheet date	**3,422**	3,361
Income included in the statement of profit and loss in respect of this credit	**191**	196
11. Funds received from the government in respect of rescheduling the credit to the Kibbutzim:		
Balance as at balance sheet date	**2,462**	2,658
Average repayment period (years)*	**3.63**	4.06
Anticipated interest spread on this credit (%)	**1.00**	1.00

* The maximum repayment period is up to the year 2013, along with the rescheduling of the credit to the Kibbutzim. Part of the deposits is designated for early repayment within the framework of the completion of the agreements.

(1) Linked to the CPI.

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

D. Provision for doubtful debts:

	Specific provision**	Supplementary provision***	Total
Balance as at December 31, 2002	4,965	1,159	6,124
Provision for 2002	3,427	*8	*3,435
Reduction of provision	(183)	*(32)	*(215)
Recoveries of debts written-off in previous years	(14)	-	(14)
Provision charged to statement of profit and loss	3,230	(24)	3,206
Write-offs	(555)	-	(555)
Inflationary erosion and adjustment of balances	(318)	-	(318)
Balance as at December 31, 2002	7,322	1,135	8,457
Subsidiaries that were consolidated for the first time	93	11	104
Provision for 2003	2,571	*77	*2,648
Reduction of provision	(272)	*(6)	*(278)
Recoveries of debts written-off in previous years	(24)	-	(24)
Provision charged to statement of profit and loss	2,275	71	****2,346
Write-offs	(714)	-	(714)
Inflationary erosion and adjustment of balances	163	-	163
Balance as at December 31, 2003	9,139	1,217	10,356
Provision for 2004	**2,551**	**16**	**2,567**
Reduction of provision	**(762)**	**(14)**	**(776)**
Recoveries of debts written-off in previous years	**(23)**	**-**	**(23)**
Provision charged to statement of profit and loss	**1,766**	**2**	**1,768**
Write-offs	**(606)**	**-**	**(606)**
Balance as at December 31, 2004	**10,299**	**1,219**	**11,518**
Including: provision balance which was not deducted from the item "credit to the public"			
2004	**700**	**29**	**729**
2003	464	31	495
2002	265	4	269

* Reclassified.
** Not including provision for interest on doubtful debts accrued after the debts were declared doubtful. In loans for which a provision was made according to the duration of arrears, not including the provision for interest in respect of the debt in arrears.
*** Including a general provision for doubtful debts.
**** The amount allocated to the statement of profits and loss in reported amounts is NIS 2,359 million.

Details on rates of the general and the supplementary provisions in relation to credit to the public risk including off-balance sheet credit risk (%):

	2004	2003	2002
Rate of the annual expense	**-**	0.03	(0.01)
Cumulative rate of provision balance	**0.42**	0.45	0.45

as at December 31, 2004 (in millions of NIS)

Note 5
Credit to the Public (Less provisions for doubtful debts) (Continued)

D. Provision for doubtful debts (continued):
As a result of control activities by the Supervisor of Banks, the Bank only recently received information according to which corporations that were expected to belong to two groups of borrowers based on the information previously available to the Bank actually constituted a single group of borrowers.
Had the Bank possessed the said information and treated the two groups of borrowers as a single group, there would have been an exception from the permitted indebtedness for that group, under the Proper Conduct of Banking Business directives with regard to "Limits on the Indebtedness of a Borrower and of a Group of Borrowers" (hereafter - "the Sole Borrower Limits"), and an exception from the permitted indebtedness of the six largest groups of borrowers to the Bank, so that the expense for the supplementary provision for doubtful debt should have been increased by NIS 69 million up to and including 2001, decreased by NIS 59 million in 2002, increased by NIS 13 million in 2003, and decreased by NIS 23 million in 2004.
In the financial statements for 2004, all indebtnesses of the said corporations were joined under a single group of borrowers. However, the overall volume of the indebtedness, as well as the indebtedness of the six largest groups of borrowers to the Bank, are within the Sole Borrowers Limits. The Supervisor of Banks has instructed the Bank to continue to treat the said groups of borrowers as a single group of borrowers, for the time being.

E. Loans for housing:

1. Loans for housing that were provided for doubtful debts according to the duration of arrears:

	December 31, 2004				
	Reported amounts				
	From 3 to 6 months	From 6 to 15 months	From 15 to 33 months	Over 33 months	Total
The amount of arrears	**15**	**34**	**39**	**69**	**157**
Including: interest on the amount of arrears	**-**	**1**	**3**	**20**	**24**
Balance of the provision for doubtful debts according to the duration of arrears**	**-**	**52**	**100**	**102**	**254**
Balance of loans net of the provision	**342**	**338**	**116**	**27**	**823**

	December 31, 2003*				
	Adjusted amounts				
	From 3 to 6 months	From 6 to 15 months	From 15 to 33 months	Over 33 months	Total
The amount of arrears	16	33	36	54	139
Including: interest on the amount of arrears	-	1	3	18	22
Balance of the provision for doubtful debts according to the duration of arrears**	-	50	95	78	223
Balance of loans net of the provision	356	315	109	5	785

* Restated.
** Not including provision for interest on the amount of arrears.

2. The provision charged in 2004 to statement of profit and loss with respect to these loans amounted to NIS 32 million (2003: NIS 68 million; 2002: NIS 45 million).

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

F. Classification of credit to the public and of off-balance sheet credit risk balances according to size of debt per borrower:

Credit per borrower	December 31, 2004		
	Number of borrowers	Balance sheet credit	Off-Balance sheet credit risk
(in thousands of NIS)	(in millions of NIS)		
Up to 10	**605,735**	**564**	**683**
From 10 to 20	**321,623**	**1,027**	**3,347**
From 20 to 40	**248,752**	**2,478**	**4,743**
From 40 to 80	**254,507**	**5,210**	**8,759**
From 80 to 150	**236,146**	**6,874**	**17,315**
From 150 to 300	**99,712**	**12,039**	**8,790**
From 300 to 600	**49,729**	**16,320**	**3,904**
From 600 to 1,200	**13,903**	**9,552**	**1,571**
From 1,200 to 2,000	**3,555**	**4,575**	**804**
From 2,000 to 4,000	**2,672**	**6,098**	**1,262**
From 4,000 to 8,000	**1,643**	**7,250**	**1,849**
From 8,000 to 20,000	**1,218**	**12,006**	**3,056**
From 20,000 to 40,000	**641**	**13,484**	**4,398**
From 40,000 to 200,000	**741**	**39,740**	**23,077**
From 200,000 to 400,000	**88**	**17,163**	**7,181**
From 400,000 to 800,000	**41**	**16,419**	**6,592**
From 800,000 to 1,200,000	**12**	**6,805**	**4,670**
From 1,200,000 to 1,600,000	**3**	**3,923**	**271**
Over 1,600,000	**1**	**2,205**	**115**
Total	**1,840,722**	**183,732**	**102,387**

Notes:

1. Balance sheet credit and off-balance sheet credit risk were classified net of specific provisions for doubtful debts.
2. Credit risk in respect of off-balance sheet financial instruments was calculated for purposes of per borrower debt limitation.
3. The number of borrowers is calculated according to total balance sheet and off-balance sheet credit risk.
4. The figures of balance sheet credit and off-balance sheet credit (hereinafter - "the credit") in the credit brackets up to NIS 8,000 thousand, including the number of borrowers, were calculated by aggregating the data in each credit bracket of each subsidiary (consolidation on the basis of layers), whereas the data on the credit over NIS 8,000 thousand, including the number of borrowers, was calculated by aggregating the credit of each borrower throughout the Bank Hapoalim Group and classified in the respective credit bracket (specific consolidation).

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

F. Classification of credit to the public and of off-balance sheet credit risk balances according to size of debt per borrower:

Credit per borrower	December 31, 2003*		
	Number of borrowers	Balance sheet credit	Off-Balance sheet credit risk
(in thousands of NIS)	(in millions of NIS)		
Up to 7	778,263	537	1,022
From 7 to 18	417,906	1,597	3,454
From 18 to 35	277,095	2,854	4,060
From 35 to 70	270,534	4,778	8,959
From 70 to 140	166,260	6,929	8,877
From 140 to 285	80,716	11,958	3,961
From 285 to 530	40,359	13,509	1,549
From 530 to 1,060	12,737	8,129	837
From 1,060 to 1,770	3,552	4,084	642
From 1,770 to 3,500	2,653	5,404	1,039
From 3,500 to 7,100	1,767	7,087	1,687
From 7, 100 to 17,700	1,351	11,836	2,989
From 17,700 to 35,000	586	10,636	3,594
From 35,000 to 177,000	869	42,361	22,644
From 177,000 to 355,000	100	17,997	6,316
From 355,000 to 710,000	47	16,546	6,232
From 710,000 to 1,065,000	14	7,696	4,152
From 1,065,000 to1,420,000	6	6,354	1,071
From 1,420,000 to 1,770,000	2	2,541	465
Over 1,770,000	2	2,440	2,928
Total	2,054,819	185,273	86,478

* Restated.

Notes:

1. Balance sheet credit and off-balance sheet credit risk were classified net of specific provisions for doubtful debts.
2. Credit risk in respect of off-balance sheet financial instruments was calculated for purposes of per borrower debt limitation.
3. The number of borrowers is calculated according to total balance sheet and off-balance sheet credit risk.
4. The figures of balance sheet credit and off-balance sheet credit (hereinafter - "the credit") in the credit brackets up to NIS 7,100 thousand, including the number of borrowers, were calculated by aggregating the data in each credit bracket of each subsidiary (consolidation on the basis of layers), whereas the data on the credit over NIS 7,100 thousand, including the number of borrowers, was calculated by aggregating the credit of each borrower throughout the Bank Hapoalim Group and classified in the respective credit bracket (specific consolidation).

(in millions of NIS)

Note 6
Credit to Governments

Composition:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Credit derived from funds raised by issuing debentures	**938**	1,830
Other credit*	**823**	1,086
Total credit to governments	**1,761**	2,916
* Including credit to foreign governments	**594**	681

Note 7
Investments in Equity-Basis Investees

A. Composition:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Investments in shares stated on the equity-basis (including goodwill)	**768**	762
Other investments		
Shareholders' loans	**21**	23
Total investments	**789**	785
Including:		
Accrued post-acquisition profits, net	**150**	48
Details regarding goodwill, net		
Rate of amortization	**20%**	20%
Original amount	**55**	55
Unamortized balance	**8**	14
Details of book value and market value of marketable investments:		
Book value	**557**	553
Market value	**922**	903

B. The share in profits (losses) of equity-basis investees, net

	2004	2003	2002
	Reported amounts	Adjusted amounts	
The share in net operating profits (losses) of equity-basis investees*	**102**	60	(113)
Deferred taxes	**(1)**	3	56
The share in net, after-tax operating profits (losses) of equity-basis investees	**101**	63	(57)

* After amortization of goodwill.

Note 7
Investments in Equity-Basis Investees (continued)

C. Details of principal investee companies

	Share in capital conferring the right to receive profits		Share in voting rights		Investment in shares on equity-basis	
	December 31		December 31		December 31	
	2004	2003	**2004**	2003	**2004**	2003
	%	%	%	%	(in millions of NIS)	
I. Subsidiary companies:						
Bank Otsar Hahayal Ltd., Commercial bank specializing						
in services to the armed forces personnel (see E below)	**68.0**	66.1	**66.0**	66.0	**395**	357
Bank Yahav for Government Employees Ltd.,						
Commercial bank specializing in services to						
Government employees	**51.0**	50.1	**50.0**	50.0	**185**	174
Bank Massad Ltd., Commercial bank specializing in						
services to employees of the educational system	**51.0**	51.0	**51.0**	51.0	**116**	110
Mishkan – Hapoalim Mortgage Bank Ltd,						
specializes in mortgages and loans for construction						
financing (see D below)	**-**	100.0	**-**	100.0	**-**	(1) 1,375
Bank Hapoalim (Switzerland) Ltd.						
Commercial bank in Switzerland	**100.0**	100.0	**100.0**	100.0	**985**	838
Bank Hapoalim (Cayman) Ltd.,						
Commercial bank in the Cayman Islands	**100.0**	100.0	**100.0**	100.0	**242**	246
Banque Hapoalim (Luxembourg) S.A.,						
Commercial bank in Luxembourg	**100.0**	100.0	**100.0**	100.0	**115**	117
Signiture Bank, Commercial Bank in U.S.A.(See H Below)[4]	**59.6**	100.0	**100.0**	100.0	**872**	680
Isracard Ltd., Credit card services	**100.0**	100.0	**59.6**	100.0	**481**	398
Poalim Capital Markets Investments Bank Ltd.,						
Investment banking	**100.0**	100.0	**100.0**	100.0	**(2) 181**	(2) 148
Tarshish Holdings And Investments Ltd. Financial Company	**100.0**	100.0	**100.0**	100.0	**4,130**	3,975
Opaz Ltd., Investments and holdings	**100.0**	100.0	**100.0**	100.0	**242**	234
Continental Poalim Ltd. Financial company (see F below)	**100.0**	100.0	**100.0**	100.0	**455**	438
Pkaot Poalim Ltd. Financial company	**100.0**	100.0	**100.0**	100.0	**221**	207
Hapoalim - American Israel Ltd., Financial Company	**100.0**	100.0	**100.0**	100.0	**310**	297
Hapoalim Nechasim (Menayot Ltd.) Holding Company	**100.0**	100.0	**100.0**	100.0	**(3) 216**	(3) 127
Europay (Eurocard) Israel Ltd. Credit Cards Services	**100.0**	100.0	**100.0**	100.0	**196**	180
Sure-Ha International Ltd. Reinsurance Captive	**100.0**	100.0	**100.0**	100.0	**299**	254

(1) Does not include subordinated capital notes amounting to NIS 52 million.
(2) Does not include subordinated capital notes amounting to NIS 70 million (31.2.2003: NIS 69 million).
(3) Does not include capital notes amounting to NIS 75 million (31.12.2003: NIS 75 million)
(4) The market value of the investment in Signature bank amounts to NIS 2,427 million.

Goodwill balance		Contribution to net operating profit		Contribution to net profit from extraordinary transactions		Dividend recorded		Other items included in shareholders' equity		Guarantees	
December 31		December 31								December 31	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
(in millions of NIS)											
		57	33	**(1)**		**(11)**		**(1)**	11		
		25	18		1	**(12)**	(16)	**(2)**	14		
		14	15			**(7)**	(7)	**(1)**	9		
		-	97				(250)		3		541
		141	105					**6**	(3)		
		(4)	(8)		(1)						
		(2)	(10)								
		91	(24)	**297**				**(3)**	(44)		
		83	76							**3**	3
		29	(31)					**4**	1		
		164	315					**(9)**	15		
		8	7								
(4)	(5)	**14**	32								
(8)	(28)	**26**		**8**							
		12	16	**1**							
		1	97					**(5)**	5		
		16	18								
		45	52								

Note 7
Investments in Equity-Basis Investees (continued)

C. Details of principal investee companies (continued):

	Share in capital conferring the right to receive profits		Share in voting rights		Investment in shares on equity-basis	
	December 31		December 31		December 31	
	2004	2003	**2004**	2003	**2004**	2003
	%	%	%	%	(in millions of NIS)	
2. Significant equity-basis investees:						
Clal Insurance Enterprises Holdings Ltd.						
Insurance and insurance holdings (see G below)(1)	**14.3**	17.0	**14.3**	17.0	**336**	326
Industrial Buildings, Ltd. Real Estate(1)	**13.1**	13.2	**13.1**	13.0	**193**	195
Amot Investment Ltd. Real Estate	**20.0**	20.0	**20.0**	20.0	**140**	130

(1) The market value of the investment in Clal Insurance Enterprises Holding Ltd. amounted to NIS 681 million and in Industrial Buildings Ltd. NIS 197 million (31.12.2003: in Clal Insurance Enterprises Holding Ltd. - NIS 690 million and in Industrial Buildigns Ltd. - NIS 171 million).

Goodwill balance		Contribution to net operating profit		Contribution to net profit from extraordinary transactions		Dividend recorded		Other items included in shareholders' equity		Guarantees	
December 31		December 31								December 31	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
(in millions of NIS)											
	2	**77**	75	**36**	31	**(13)**	(28)		(5)	**159**	114
		12	(1)		7	**(13)**	(8)	**(1)**		**1**	2
		9	(2)								

Note 7
Investments in Equity-Basis Investees (continued)

D. On November 17, 2003 the special general meeting of the shareholders of the Bank decided to approve the merger of Mishkan with the Bank, in accordance with the merger agreement of October 7, 2003. On December 31, 2003 the merger between Mishkan and the Bank was completed. From that date onwards Mishkan ceased to exist.

E. Under the Government's resolutions of May 2, 1993, which deal with changes in the banking system in Israel, it was decided to take measures to increase the competition and reduce the level of concentration in the banking system, inter alia, by spinning off the small and medium-sized banks from the banks holding them. With respect to Bank Hapoalim, this involves the separation of Bank Otsar Hahayal Ltd. (hereinafter - "Otsar Hahayal"). The possibility of "spinning off" additional banking corporations is mentioned without any further clarification, and leaves many doubts on the subject, without providing any information for assessing the results. Following the abovementioned Government resolutions, the Bank ceased on December 31, 1992 to record its share in the profits of Otsar Hahayal.

In May 1998, the Bank received a letter from the Minister of Finance stating that the Bank can increase its holdings in Otsar Hahayal to a rate in excess of 50% of the voting rights, subject to the condition that the Bank sells its share in Otsar Hahayal within three years commencing after the completion of the purchase and equalization of the rights attached to the shares.

On December 28, 1999, the Bank obtained a permit from the Governor of the Bank of Israel whereby, inter alia, the Bank will be entitled to purchase and hold, directly or via a wholly controlled and owned subsidiary, up to 69% of every type of means of control in Otsar Hahayal for four years from the date of the permit.

Following a letter and the consent, as noted, on January 5, 2000 the Bank purchased additional shares of Otsar Hahayal for a consideration of NIS 111 million. The shares entitled the Bank to 66.0% of the voting rights and 66.1% of the rights to receive profits from Otsar Hahayal. As a result, the Bank started (once again) to use the equity method to record its investment in Otsar Hahayal. Negative goodwill in an amount of NIS 90 million that takes into account the share of the Bank in the profits of Otsar Hahayal, that were not recorded as said above, is amortized throughout the period and until December 31, 2003.

In November 2003, the Bank received an amendment to the aforementioned permit that extended the holding period by an additional two years, bringing the total period to six years. The aforementioned permit stated that the bank must take all measures available to it to sell all means of control in Otsar Hahayal to another bank, other than a bank belonging to the Bank Leumi Le-Israel BM Group, as soon as the right conditions for the sale are created, and must do so no later than the end of the aforementioned six years.

The Bachar Committee Report, released in November 2004, recommends that the sale of the Bank's holdings in Otsar Hahayal be carried out by the date stipulated in the permit granted by the Bank of Israel (December 31, 2005). The Bachar Committee recommends that no further extension be granted on this matter.

Within the framework of the acquisition of the aforementioned shares, the Bank granted Hever Regular Army and Veteran Soldiers Ltd. (hereinafter - "Hever") a purchase option (hereinafter - "the option") granting Hever the right to purchase from the Bank options granting it up to 10% of the equity rights in Otsar Hahayal (hereinafter - "the Option Shares") for a consideration that would be calculated according to the equity value as per the financial statements published as at June 30, 1999, with the addition of 25%, and with the addition of linkage differentials to the CPI and linked annual interest at the rate of 5%, subject to adjustments, inter alia, for a distribution of dividend and allotment of shares. The option will expire on the occurrence of the earlier of the following events: five years from the date of purchase of the shares by the Bank or the issue of Otsar Hahayal on the Tel Aviv stock Exchange. In any case, in which the Bank will wish to transfer the option shares to a third party, Hever will have the right to exercise the option, and should it not do so, an alternative financial settlement will be determined by the part es.

F. On July 1, 2004, Continental Poalim Ltd. (formerly: Continental Israel Bank Ltd.) (hereinafter - "Continental") sold a majority of its financial assets and liabilities to the Bank, according to their fair value.

On October 10, 2004, subsequent to Continental's request, its banking license was cancelled.

Until discontinuance of its activity as a bank it acted as a commercial bank.

G. During 2004, the Bank sold approximately 2.6% of the issued share capital of Clal Holdings, in two transactions. The Bank recorded a NIS 35 million net profit in respect of these sales, which was included under profit from extraordinary transactions after taxes. After the sales, the Bank holds 14.3% of the issued share capital of Clal Holdings.

Note 7
Investments in Equity-Basis Investees (continued)

H. (1) In March 2004, Signature Bank issued its shares to the public on the stock exchange in the United States. As a result of this issue, the Bank Group's holdings in Signature Bank decreased from 100% to 76.3%.
In September 2004, under a prospectus published by Signature Bank, 3,105,000 ordinary shares were issued (approximately 12% of its issued capital), and the Bank sold 2,530,000 ordinary shares of Signature Bank at $23.75 per share
Following the aforementioned issues and the sale, the Bank holds approximately 59.6% of the share capital of Signature Bank (55.3% fully diluted). Net profit amounting to NIS 297 million was recorded as a result of the issues and sale in 2004, included within the 'net profit from extraordinary activities, after taxes' item.
(2) On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in Signature Bank by announcing a public sale offering in the United States. Subsequent to this decision, the Bank contracted with underwriters to lead the sale offering. As a result of the above, in the fourth quarter of 2004, the Bank included a provision for taxes in the amount of NIS 55 million under net profit from extraordinary transactions.
I. In January 2005, the Board of Directors of the Bank resolved to approve continued negotiations begun with the owners of the Bank of New-York Inter Maritime Bank, Geneva (hereinafter - "Maritime"), a Swiss bank operating in Geneva, for the acquisition of full ownership of Maritime through Bank Hapoalim (Switzerland) Ltd., with the aim of successfully concluding the negotiations.

(in millions of NIS)

Note 8
Buildings and Equipment

A. Composition:

	Cost of assets			
	As at beginning of the reported year	During the reported year		As at balance
		Additions	sheet date	
Buildings and land, including fixtures and leasehold improvements	**3,717**	**106**	**(77)**	**3,746**
Equipment, including computers and software, furniture and motor vehicles	**2,608**	**476**	**(240)**	**2,844**
Total	**6,325**	**582**	**(317)**	**6,590**

	Accumulated depreciation				Net book value	
	As at beginning of the reported year	Depreciation in the reported year	In respect of disposals	As at balance sheet date	As at beginning of the reported year	As at balance sheet date
Buildings and land, including fixtures and leasehold improvements	**1,261**	**122**	**(56)**	**1,327**	**2,456**	**2,419**
Equipment, including computers and software, furniture and motor vehicles	**1,510**	**345**	**(234)**	**1,621**	**1,098**	**1,223**
Total	**2,771**	**467**	**(290)**	**2,948**	**3,554**	**3,642**

B. Average rates of depreciation

	December 31	
	2004	2003
	%	%
Building and land, including fixtures and leasehold improvements	**4.1**	4.1
Equipment, including computers and software, furniture and motor vehicles	**18.1**	18.2

C. Including rights by means of rental or lease of buildings and equipment with a period that does not exceed 49 years from the balance sheet date, in the amount of NIS 297 million (December 31, 2003: NIS 308 million).

D. Buildings designated for sale, amounting to NIS 49 million (December 31, 2003: NIS 54 million) are stated net of a provision for anticipated losses.

E. Rights in real estate in the amount of NIS 334 million (December 31, 2003: NIS 363 million) have not yet been recorded at the Land Registry Office, mainly due to a delay in the process of defining the areas to which the rights apply or because the registration process of such rights is still underway.

F. Including buildings which are not in use, mainly leased buildings, in the amount of NIS 9 million (December 31, 2003: NIS 22 million).

G. The cost of computers and software as at December 31, 2004 includes direct expenses which were capitalized in the amount of NIS 415 million (December 31, 2003: NIS 357 million).

(in millions of NIS)

Note 9
Other Assets

Composition:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Deferred tax assets, net*	**462**	483
Current taxes - excess of advances paid over current provision for income tax	**70**	604
Expenses of issue of debentures	**58**	66
Accrued income	**208**	170
Prepaid expenses	**270**	152
Debit balances in respect of derivative financial instruments (except for embedded derivatives)	**4,587**	5,482
Other receivables	**683**	664
Total other assets	**6,338**	7,621

* See also Note 28C.

Note 10
Deposits from the Public

Composition:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Demand deposits	**28,392**	22,646
Time deposits	**162,916**	157,034
Deposits in saving plans	**15,358**	24,527
Total deposits from the public	**206,666**	204,207

(in millions of NIS)

Note 11
Deposits from Banks

Composition:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Commercial banks:		
Demand deposits	**1,536**	1,162
Time deposits	**3,723**	5,138
Acceptances	**380**	453
Central banks:		
Demand deposits	**320**	259
Time deposits	**-**	17
Special banking corporations:		
Demand deposits	**65**	184
Time deposits	**1,277**	479
Total deposits from banks	**7,301**	7,692

Note 12
Debentures and Subordinated Notes

Composition:

	December 31, 2004		December 31	
			2004	2003
	Average life[1]	Internal rate of return[2]	Reported amounts	Adjusted amounts
			(in millions of NIS)	
In Israeli currency[3]				
Unlinked	**3.7**	**7.0%**	**1,159**	1,160
Linked to the CPI	**5.3**	**4.6%**	**8,664**	8,924
Linked to foreign currency	**8.4**	**1.2%**	**103**	105
Linked to share indices[4]			**873**	-
In foreign currency[5]	**1.9**	**4.5%**	**7,452**	7,576
Total debentures and subordinated notes			**18,251**	17,765
Including: subordinated notes[6][7]	**5.2**	**4.7%**	**9,600**	8,961

(1) The average life is the weighted average of maturity periods, taking into account the future cash flows discounted at the internal rate of return.

(2) The internal rate of return represents the interest rate which equates the amount presented in the balance sheet with the present value of future cash flows.

(3) Debentures in the amount of NIS 5,531 million (December 31, 2003: NIS 3,997 million), are listed on the Tel-Aviv stock exchange and the remaining debentures are unlisted.

(4) Including exchange-traded funds in the amount of NIS 707 million, linked to the S&P 500 index, maturing in 2009, and exchange-traded funds in the amount of NIS 166 million, linked to the Nasdaq 100 index, maturing in 2014. The funds may be redeemed on any day by holders.

(5) Listed in stock exchanges in Israel and abroad.

(6) Including NIS 739 million (December 31, 2003: NIS 735 million) of subordinated capital notes (Series A) that were issued for a period of 100 years and that can be redeemed early with effect from the fifteenth year from their issue. In accordance with terms of the issue, when certain events occur, the capital notes will be converted to ordinary shares of the Bank. The subordinated capital notes have been approved by the Supervisor of Banks as a "hybrid capital instruments" that are included in the Bank's supplementary capital in connection with Proper Banking Management Directive No. 311. The aforementioned capital notes are listed for trading on the Tel Aviv Stock Exchange.

(7) Including NIS 468 million of subordinated capital notes (Series B) that were issued in February 2004 for a period of 99 years, and that can be redeemed early with effect from the fifteenth year from their issue. In accordance with terms of the issue, when certain events occur, the capital notes will be converted to ordinary shares of the Bank.
The subordinated capital notes were approved by the Supervisor of Banks as a "hybrid capital instruments" that are included in tier 1 Capital of the Bank in connection with Proper Banking Management Directive No. 311. The aforementioned capital notes are listed for trading on the Tel Aviv Stock Exchange.

Pursuant to terms of issue, under certain conditions, the debentures are redeemable prior to maturity.
As security for debentures issued by subsidiary companies, liens were registered on assets of those companies.

Note 13
Other Liabilities

Composition:

	December 31	
	2003	2002
	Reported amounts	Adjusted amounts
	(in millions of NIS)	
Provision for deferred taxes, net*	**90**	92
Current taxes - excess of current provision for taxes over advances paid	**186**	65
Deferred income	**391**	223
Employees, in respect of salaries and related expenses, net	**1,400**	1,426
Accrued expenses	**389**	323
Goodwill in subsidiaries	**12**	33
Credit balances due to derivative financial instruments (except for embedded derivatives)	**4,898**	5,364
Provision for doubtful debts with respect to items not included in credit to the public	**729**	486
Other creditors and credit balances	**1,415**	1,543
Total other liabilities	**9,510**	9,555

* See also Note 28C.

Note 14
Shareholders' Equity

A. Share capital

	Amount in NIS		
	Authorized	Issued and paid-up	
		December 31	
		2004	2003
Ordinary shares of NIS 1 par value	**2,000,000,000**	**1,254,527,509**	1,248,541,250

The shares are registered for trading in the Tel-Aviv and in the London stock exchanges.

B. Options to senior employees

Under a plan for the private allotment of options, at no cost, non-marketable options exercisable to ordinary shares of the Bank of par value of NIS 1 each were allotted. The balance of the options as of December 31, 2004 totaled 6,189,992 options (December 31, 2003: 12,176,250 options).

From January 1, 2005, to the date of publication of the financial statements, 2,395,664 option notes out of the above balance were exercised to shares.

The options can be exercised as follows:

One third of the options are exercisable after 36 months from the allotment date (hereinafter – "the determining date"), one third after 48 months from the determining date and one third after 60 months from the determining date.

Despite the aforementioned, every employee is entitled to exercise all of the options after 63 months from the determining date.

In every case of the exercise of the options, a subsidiary of the Bank or a trustee acting on its behalf will offer to purchase from the employee the shares so acquired at their market price on the day of exercise, so that the employee will be left with a quantity of shares that reflects the benefit component, which constitutes the difference between the market value of the shares and the exercise price of the options relating to that quantity of options that will be exercised by the employee, divided by the market value of the shares on that date.

The exercise price of the option in respect of each share exercised is linked to the CPI, subject to adjustments necessitated by the distribution of dividends and/or bonus shares and/or from the issue of rights by the Bank as from the decision date. As at December 31, 2004, the exercise prices (after the relevant adjustments to every allotment), are ranging between NIS 8.64 and NIS 11.09.

The share's price in the stock exchange at balance sheet date amounted to NIS 14.57.

Regarding the benefit - see Note 26.

(in millions of NIS)

Note 14
Shareholders' Equity
(continued)

C. Options to Bank Employees:

The Board of Directors of the Bank has approved plans to allocate 24 million non-tradable options, at no cost, to permanent Bank employees, exercisable to 24 million ordinary 1 NIS shares of the Bank. The options will be allocated over six years, in portions of 4 million options each. The options may be exercised during a one year period, beginning 48 months after January 1 of the year in which the options were allocated. An additional allocation of 1.2 million options, exercisable to 1.2 million shares of the Bank, to Bank employees abroad and to Bank employees under personal contracts, was also approved.

The Bank granted the first portion of options to its employees in August 2004. The balance of the options as of December 31, 2004 totaled 3,977,753 options.

In February 2005, the Bank granted the second portion of 4,006,109 options to its employees.

D. Dividends:

The Board of Directors of the Bank has decided on a dividend policy, whereby at least one half of net earnings will be distributed by way of dividend, each year, every quarter. The dividend distribution is subject to the provisions of the law, including limitations set out in the directives of the supervisor of banks.

It is emphasized that no dividend will be distributed which will cause non-compliance by the Bank with the limitations of the Supervisor of Banks, regarding dividend distribution, or the minimum ratio of capital to risk assets, or a situation where the Bank will not have a positive financial capital, or where the Bank will not comply with the requirements of Section 23A of the Banking (Licensing) Law, 1981, setting out limitations on the ratio of capital which may be invested by a banking institution in non-banking entities, or the Bank's ratio of tier I capital (without hybrid tier I capital) to risk assets will fall below 6%.

In addition, the distribution of dividends is subject to restrictions implemented under the permit granted by the Governor of the Bank of Israel for the acquisition of the controlling interest in the Bank. The Governor stipulated that no dividend shall be distributed from profits accrued at the Bank up until June 30, 1997 (prior to the acquisition of control), except where the Supervisor has consented in advance and in writing. The balance of such surpluses totals NIS 2,734 million.

Note 15
Capital Adequacy

Directive No. 311 of the Proper Banking Management directives, stipulates the directives for the requirement of capital adequacy in banking corporations, and details the guidelines for the calculation of the capital to risk assets ratio.

The directive also details the different components that will be included in each of the capital elements and the weighting rate of the balance sheet and off-balance sheet assets, according to which credit risk balances will be calculated.

1. Capital for the purpose of calculating the capital to risk assets ratio

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Tier I capital[1]	**16,617**	14,567
Tier II capital		
Upper tier II[2]	**1,462**	1,452
Other tier II	**6,553**	6,799
Less - investment in shares of equity - basis investees	**(36)**	(38)
Total	**24,596**	22,780
(1) Tier I Capital includes - Upper tier I	**468**	-
(2) Upper tier II includes:		
General provision for doubtful debts constitute part of		
the tier II capital and is not deducted from credit to the public	**723**	717
Subordinated capital notes that constitute "Hybrid capital instruments"	**739**	735

(in millions of NIS)

Note 15
Capital Adequacy
(Continued)

2. Weighted average balances of credit risk

	December 31			
	2004		2003	
	Reported amounts		Adjusted amounts	
	Balances[2]	Risk balances	Balances[2]	Risk balances
Credit risk				
Assets				
Cash on hand and deposits with banks	**31,041**	**5,081**	30,693	4,353
Securities	**35,929**	**10,156**	29,199	8,142
Credit to the public[1]	**183,265**	**164,057**	184,804	163,936
Credit to governments	**1,761**	**451**	2,916	434
Investments in equity-basis investees	**789**	**744**	785	740
Buildings and equipment	**3,642**	**3,642**	3,554	3,554
Other assets	**6,338**	**4,164**	7,621	4,323
Total assets	**262,765**	**188,295**	259,572	185,482
Off-balance sheet instruments				
Transactions in which the balance reflects credit risk	**26,382**	**22,801**	25,153	23,044
Derivative financial instruments	**18,962**	**8,913**	19,411	7,587
Total off-balance sheet instruments	**45,344**	**31,714**	44,564	30,631
Total credit risk assets	**308,109**	**220,009**	304,136	216,113
Market risk	**-**	**3,867**	-	3,656
Total risk assets	**308,109**	**223,876**	304,136	219,769
(1) General provision for doubtful debts constitutes upper				
tier II capital and is not deducted				
from credit to the public	**723**		717	

(2) Assets - balance sheet balances; off-balance sheet instruments-stated value calculated taking into account the conversion ratios to credit.

Note 15
Capital Adequacy
(Continued)

3. Ratio of capital to risk assets

	December 31	
	2004	2003
The ratio of Tier I capital to risk assets	**7.42%**	6.63%
Total ratio of capital to risk assets	**10.99%**	10.37%
Total ratio of capital to risk assets as required by the Supervisor of Banks	**9.00%**	9.00%

Note 16
Liens

A. Under a general arrangement for the receipt of credit from the Bank of Israel (net credit, after deduction of the balance of the bank's deposits with the Bank of Israel), Israeli banks are required to provide the Bank of Israel with appropriate security for such credit. As at December 31, 2004, no assets were pledged against deposits from the Bank of Israel.

B. Debentures and subordinated notes issued by subsidiaries, totaling as at December 31, 2004 NIS 12,981 million (December 31, 2003: NIS 13,595 million) are secured mainly by floating liens on assets of these subsidiaries.

C. Deposits and securities in foreign currency held by the Bank's group abroad, as at December 31, 2004 in the amount of NIS 7,687 million (December 31, 2003: NIS 5,901 million) were pledged mainly to secure deposits from the public (through the FDIC) in accordance with the requirements of government authorities in the U.S. and in favor of monetary loans from Central Banks in their countries.

D. The Bank is a member in the Euroclear clearing-house which is a clearing system for securities traded in international markets. For its activity in securities through this clearing-house and as a pledge for credit line established by the clearing-house operator in its favor, the Bank pledged cash and securities amounting as at December 31, 2004 to U.S.$ 52 million (NIS 224 million).

E. Securities in a total amount of NIS 721 million (U.S.$ 167 million), as at December 31, 2004, were pledged to secure deposits that were accepted in the framework of a transaction to sell assets in conditions for repurchase.

F. The Bank is a member of the Maof Clearing House Ltd. For the purpose of the operation of the Clearing House, and in order to guarantee transactions under the Bank's responsibility, the Bank has pledged bonds in accounts opened for that purpose at the Maof Clearing House. The balance of bonds pledged as at December 31, 2004, totaled NIS 1.8 billion.

Note 17
Employee Rights

A. Retirement Compensation and Pensions:

1. General

The pension rights of employees reaching retirement age are covered by the amounts accumulated in pension funds. The Bank deposits additional amounts in provident funds to cover its liability for severance pay for those entitled thereto. When an employee retires, the Bank is no longer liable for payment of severance pay. However, in cases of dismissal, the Bank is required from time to time to make supplementary payments. Based on previous experience, these payments are immaterial. Taking the above into consideration and in anticipation of future trends, the Bank does not record a provision for such supplementary payments. At a number of subsidiary companies, these amounts are covered by amounts accrued in funds and by insurance policies in favor of the employees.

2. Personal Contracts - Bank Employees

(a) The General Manager is employed under a personal contract, according to which at the end of the agreement period, and in the event that the General Manager's employment is terminated, whether at his initiative or at the initiative of the Bank, the General Manager shall be entitled to compensation at a rate of 220% for the period of his employment as General Manager, and at a rate of 250% for the period of his employment prior to his appointment to the position of General Manager.

The financial statements include sufficient provisions to cover these obligations.

(b) Members of the Board of Management are employed under personal contracts, according to which, in the event that the Bank decides on its own initiative to dismiss the member of the Board of Management or to terminate his/her employment at the end of the agreement period, the member of the Board of Management shall be entitled to severance compensation at the rate customary at the Bank at that time. In addition, personal contracts were signed with a group of senior employees, under which the Bank has committed to pay these employees severance compensation at a rate of 250%, in the event that their employment is terminated at the initiative of the Bank.

The personal contracts of the members of the Board of Management and of the group of senior employees state that in the event that the employee's employment is terminated by the Bank, and the employee has reached the age of 58 years (56 years in some of the contracts), but has not yet reached the age of 62 years (60 years in some of the contracts), and the employee has been employed at the Bank for at least 20 years, the employee shall be entitled to choose the option of early retirement terms, under which the Bank will pay the employee a monthly pension until he/she reaches legal retirement age. The monthly pension will be calculated based on the accrual rate in the pension fund of which the employee was a member up until the date of his/her early retirement, according to the number of years of actual employment at the Bank, provided that the pension does not exceed 70% of the employee's salary.

In the event that the employee's employment is terminated by the Bank and the employee has reached the age of 62 years (60 years in some of the contracts), the Bank will complete the amount of severance compensation due to the employee for the period of his/her employment to a rate of 100% only; however, alternatively, the employee will have the option of choosing the early retirement terms described above.

The maximum additional expense for the Bank, as at the balance sheet date, beyond the legal obligation to pay compensation, in the event that all employees included under this item are dismissed at the Bank's initiative, totals NIS 162 million. In the estimation of the Bank's Board of Management, and based on past experience, there is no expectation that all of the above employees will be dismissed at the Bank's initiative. Therefore, the financial statements include a provision at the rate of 50% of this amount.

3. The surplus of the provision over the net amount funded for severance pay as at the balance date totals NIS 167 million (December 31, 2003: NIS 211 million), with NIS 4 million included in other assets (December 31, 2003: NIS 5 million) and NIS 171 million included in other liabilities (December 31, 2003: NIS 216 million).

Note 17
Employee Rights
(Continued)

B. Bonuses:

1. The Chairman of the Board of Directors of the Bank and the General Manager of the Bank are entitled to an annual bonus at varying rates, based on the Bank's net return on equity and net profit, as well as the rate of net return on assets.

2. The Chairman of the Board of Directors of Isracard Ltd. and additional companies in the Poalim Capital Markets Group, subsidiaries of the Bank, who is a controlling shareholder and a Director of the Bank is entitled to an annual bonus at varying rates, based on Bank's net return on equity and net profit, as well as the rate of net return on assets. The bonus is paid by the subsidiaries.

3. All members of the Board of Management, and a group of senior employees employed under personal contracts, are entitled to an annual signature bonus (not conditional) during the period of their employment. In addition, they are entitled to an annual bonus derived from the rate of the Bank's net return on equity (ROE). The ROE rate determines the number of monthly salaries to which the employee is entitled as an annual bonus. Entitlement to the annual bonus is contingent on a rate of ROE no lower than 8.5%.

4. In 2004, an agreement was signed with the Bank employees' union, according to which Bank employees will be entitled to an annual bonus at varying rates, based on the rate of net return on equity.

5. The Bank has granted the members of the Board of Management and a group of senior employees phantom options, which entitle the employee to a monetary grant at the date of realization, based on the difference between the price of the Bank's share on the stock exchange at that date, and the basis price as established for that employee at the time the options were granted.

6. Employees are entitled to a 'jubilee bonuses' at the end of 25 and 40 years of employment at the Bank and to a bonus for unused sick days upon retirement. An appropriate provision was included in the financial statements, based on actuarial calculations, including real salary gains at a rate of 1% per year, capitalized at an annual discount rate of 4%. The balance of the provision at the balance sheet date totals NIS 251 million (December 31, 2003: NIS 235 million).

The financial statements include full provisions for the said bonuses.

C. Vacations

Bank employees are entitled, by law and according to employment agreements, to annual vacation days. The provision was calculated based on employees' most recent salaries and the number of vacation days accumulated, with the addition of the required incidental expenses. The balance of the provision at the balance sheet date totals NIS 73 million (December 31, 2003: NIS 118 million).

D. Retirement plans

The balance of the provision for retirement plans implemented in recent years amounts to NIS 534 million, based on actuarial calculations, including real salary gains of 1% per year, and capitalized at an annual discount rate of 4%.

(in millions of NIS)

Note 18
Assets and Liabilities According to Linkage Basis

	December 31, 2004						
	Israeli currency		Foreign currency(1)				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	**6,455**	**1,446**	**18,814**	**3,456**	**870**	**-**	**31,041**
Securities	**10,545**	**2,172**	**16,689**	**3,130**	**2,252**	**1,141**	**35,929**
Credit to the public(2)	**64,789**	**52,854**	**47,737**	**6,526**	**10,636**	**-**	**182,542**
Credit to governments	**-**	**1,087**	**660**	**14**	**-**	**-**	**1,761**
Investments in equity-basis investees	**-**	**-**	**-**	**-**	**-**	**789**	**789**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,642**	**3,642**
Other assets	**2,029**	**15**	**2,230**	**1,012**	**727**	**325**	**6,338**
Total assets	**83,818**	**57,574**	**86,130**	**14,138**	**14,485**	**5,897**	**262,042**
Liabilities							
Deposits from the public	**83,198**	**32,019**	**72,906**	**12,294**	**6,249**	**-**	**206,666**
Deposits from banks	**752**	**1,658**	**3,791**	**321**	**779**	**-**	**7,301**
Deposits from the Government	**70**	**3,077**	**884**	**14**	**-**	**-**	**4,045**
Debentures and subordinated notes	**1,159**	**8,664**	**6,488**	**640**	**427**	**873**	**18,251**
Other liabilities	**3,899**	**633**	**2,669**	**892**	**1,044**	**373**	**9,510**
Total liabilities	**89,078**	**46,051**	**86,738**	**14,161**	**8,499**	**1,246**	**245,773**
Excess of assets (liabilities)	**(5,260)**	**11,523**	**(608)**	**(23)**	**5,986**	**4,651**	**16,269**
Effect of hedging derivatives:							
Derivatives instruments							
(not including options)	**-**	**-**	**1,317**	**(330)**	**(987)**		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	**4,898**	**(1,209)**	**1,163**	**429**	**(5,281)**		
Options in the money, net							
(in terms of underlying asset)	**81**	**(228)**	**548**	**(230)**	**(171)**		
Options out of the money, net							
(in terms of underlying asset)	**(159)**	**11**	**384**	**(26)**	**(210)**		
Total	**(440)**	**10,097**	**2,804**	**(180)**	**(663)**		
Options in the money, net							
(present value of stated amount)	**52**	**(269)**	**1,177**	**(638)**	**(322)**		
Options out of the money, net							
(present value of stated amount)	**865**	**17**	**(1,039)**	**623**	**(466)**		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 18

Assets and Liabilities According to Linkage Basis (continued)

	December 31, 2003						
	Israeli currency		Foreign currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	9,255	1,177	15,842	3,904	515	-	30,693
Securities	8,542	2,833	12,694	2,424	2,407	299	29,199
Credit to the public[2]	56,586	58,287	52,734	5,560	10,920	-	184,087
Credit to governments	-	2,118	734	64	-	-	2,916
Investments in equity-basis investees	-	-	-	-	-	785	785
Buildings and equipment	-	-	-	-	-	3,554	3,554
Other assets	1,865	694	2,687	1,022	1,086	267	7,621
Total assets	76,248	65,109	84,691	12,974	14,928	4,905	258,855
Liabilities							
Deposits from the public	81,643	39,129	67,485	10,621	5,329	-	204,207
Deposits from banks	717	1,858	3,728	468	921	-	7,692
Deposits from the Government	200	3,434	1,209	36	-	-	4,879
Debentures and subordinated notes	1,160	8,924	6,666	678	337	-	17,765
Other liabilities	4,020	380	2,601	1,009	1,336	209	9,555
Total liabilities	87,740	53,725	81,689	12,812	7,923	209	244,098
Excess of assets (liabilities)	(11,492)	11,384	3,002	162	7,005	4,696	14,757
Effect of hedging derivatives:							
Derivatives instruments							
(not including options)	-	-	1,220	(246)	(974)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	8,241	(159)	(1,860)	767	(6,989)		
Options in the money, net							
(in terms of underlying asset)	1,096	(165)	(535)	(498)	102		
Options out of the money, net							
(in terms of underlying asset)	203	30	236	(318)	(151)		
Total	(1,952)	11,090	2,063	(133)	(1,007)		
Options in the money, net							
(present value of stated amount)	1,461	(171)	(810)	(527)	47		
Options out of the money, net							
(present value of stated amount)	1,671	19	(449)	(881)	(360)		

* Including derivatives instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Note 19
Assets and Liabilities According to Linkage Basis ad Maturity Date*

	Future expected cash flows		
December 31, 2004	demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Israeli Currency - Unlinked:			
Assets	**35,802**	**5,919**	**13,426**
Liabilities	**64,305**	**6,611**	**8,841**
Difference	**(28,503)**	**(692)**	**4,585**
Derivatives transactions (except options)	**2,514**	**(160)**	**2,410**
Options (in terms of the underlying asset)	**(427)**	**(34)**	**215**
Israeli Currency-Linked to the CPI:			
Assets	**1,926**	**2,807**	**9,746**
Liabilities	**1,755**	**1,895**	**8,541**
Difference	**171**	**912**	**1,205**
Derivatives transactions (except options)	**55**	**9**	**(1,114)**
Options (in terms of the underlying asset)	**-**	**1**	**(50)**
Foreign Currency - Israeli operations[(1)]			
Assets	**25,135**	**6,963**	**10,894**
Liabilities	**27,214**	**13,643**	**5,959**
Difference	**(2,079)**	**(6,680)**	**4,935**
Derivatives transactions (except options)	**(2,569)**	**160**	**(1,256)**
Options (in terms of the underlying asset)	**427**	**45**	**(157)**
Foreign Currency - Foreign operations:			
Assets	**13,025**	**5,247**	**12,052**
Liabilities	**26,195**	**5,126**	**6,248**
Difference	**(13,170)**	**121**	**5,804**
Derivatives transactions (except options)	**-**	**-**	**-**
Non-monetary items:			
Assets	**-**	**-**	**-**
Liabilities	**-**	**-**	**-**
Difference	**-**	**-**	**-**

* In this note are presented future expected cash flows in respect of assets and liabilities according to linkage bases, according to the outstanding expected maturity periods of each cash flow. The data are presented less provisions for doubtful debts.
Unlinked deposits, at interest rates derived from the prime rate, with an option for early redemptions, were included under the first period of option realization after balance sheet date. Interest on contracts in which interest is variable (on fix dates in advance or with dates not fixed in advance), was calculated according to interest rates in effect on December 31, 2004.

(1) Including foreign currency linked.
(2) Assets without a repayment period, including assets in the sum of NIS 739, which are past due.
(3) As included in Note 18 "Assets and Liabilities according to Linkage Bases", including off-balance sheet amounts in respect of derivatives.

Reported amounts
(in millions of NIS)

From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	Balance-sheet balance[3]	
								With no fixed repayment period[2]	Total
9,221	6,147	3,682	2,537	5,743	873	88	83,438	4,205	83,818
4,169	2,090	2,650	955	438	228	35	90,322	1,280	89,078
5,052	4,057	1,032	1,582	5,305	645	53	(6,884)	2,925	(5,260)
(58)	(91)	93	31	344	-	-	5,083	-	4,898
129	(95)	26	14	53	41	-	(78)	-	(78)
10,763	7,065	6,043	5,120	17,864	13,083	1,468	75,885	5	57,574
8,406	5,704	4,345	4,174	17,500	6,740	39	59,099	81	46,051
2,357	1,361	1,698	946	364	6,343	1,429	16,786	(76)	11,523
(18)	95	(19)	(12)	(100)	(130)	(4)	(1,238)	-	(1,209)
(101)	(90)	-	-	-	-	-	(240)	-	(217)
5,599	4,586	4,124	3,472	6,833	2,001	347	69,954	163	65,124
1,456	2,474	376	1,382	1,577	338	2,242	56,661	104	53,447
4,143	2,112	3,748	2,090	5,256	1,663	(1,895)	13,293	59	11,677
142	62	(63)	(29)	(292)	-	-	(3,845)	-	(3,692)
(28)	186	(26)	(14)	(74)	(41)	-	318	-	295
7,592	5,398	3,514	3,885	6,983	3,103	3,209	64,008	87	49,629
3,318	2,988	1,254	3,202	5,812	9,197	134	63,474	240	55,951
4,274	2,410	2,260	683	1,171	(6,094)	3,075	534	(153)	(6,322)
-	-	-	-	-	-	-	-	-	3
-	-	-	-	-	-	-	-	5,897	5,897
-	-	-	-	-	-	-	-	1,246	1,246
-	-	-	-	-	-	-	-	4,651	4,651

Note 19
Assets and Liabilities According to Linkage Basis ad Maturity Date**
(continued)

Total as at December 31, 2004	Future expected cash flows		
	On demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Reported amounts			
Assets	**75,888**	**20,936**	**46,118**
Liabilities	**119,469**	**27,275**	**29,589**
Difference	**(43,581)**	**(6,339)**	**16,529**
Derivatives transaction (except options)	**-**	**9**	**40**
Options (in terms of the underlying asset)	**-**	**12**	**8**

Total as at December 31, 2003	Future expected cash flows		
	On demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Adjusted amounts			
Assets	78,036	18,973	44,725
Liabilities*	111,586	27,540	29,567
Difference	(33,550)	(8,567)	15,158
Derivatives transaction (except options)	-	-	43

* Restated.

** In this note are presented future expected cash flows in respect of assets and liabilities according to linkage bases, according to the outstanding expected maturity periods of each cash flow. The data are presented less provisions for doubtful debts.
Unlinked deposits, at interest rates derived from the prime rate, with an option for early redemptions, were included under the first period of option realization after balance sheet date. Interest on contracts in which interest is variable (on fix dates in advance or with dates not fixed in advance), was calculated according to interest rates in effect on December 31, 2004.

(1) Assets without a repayment period, including assets in the sum of NIS 739, which are past due.

(2) As included in Note 18 "Assets and Liabilities according to Linkage Bases", including off-balance sheet amounts in respect of derivatives.

(in millions of NIS)

From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	Balance-sheet balance[2] With no fixed repayment period[1]	Total
33,175	**23,196**	**17,363**	**15,014**	**37,423**	**19,060**	**5,112**	**293,285**	**10,357**	**262,042**
17,349	**13,256**	**8,625**	**9,713**	**25,327**	**16,503**	**2,450**	**269,556**	**2,951**	**245,773**
15,826	**9,940**	**8,738**	**5,301**	**12,096**	**2,557**	**2,662**	**23,729**	**7,406**	**16,269**
66	**66**	**11**	**(10)**	**(48)**	**(130)**	**(4)**	**-**	**-**	**-**
-	**1**	**-**	**-**	**(21)**	**-**	**-**	**-**	**-**	**-**

From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	Balance-sheet balance[2] With no fixed repayment period[1]	Total
32,248	22,805	15,931	12,547	41,014	20,384	4,592	291,255	9,907	258,855
18,471	12,944	13,358	7,290	27,210	19,444	301	267,711	1,671	244,098
13,777	9,861	2,573	5,257	13,804	940	4,291	23,544	8,236	14,757
39	36	32	(7)	(31)	(112)	-	-	-	-

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
A. Off-balance sheet financial instruments:		
Contract balances or nominal amounts		
Transactions, the balance of which represents a credit risk:		
(a) Documentary credit	**1,002**	949
(b) Credit guarantees	**8,181**	7,182
(c) Guarantees to purchasers of apartments	**4,098**	4,339
(d) Obligations in respect of transactions with credit cards	**5,701**	5,165
(e) Other guarantees and liabilities	**8,829**	9,895
(f) Unutilized credit facilities for credit cards	**12,444**	*12,304
(g) Unutilized revolving debitory facilities	**40,088**	*26,020
(h) Irrevocable obligations to grant credit, which has been		
approved but is yet undrawn	**20,063**	22,332
(i) Obligations to issue guarantees	**2,867**	2,340

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
B. Off-balance sheet commitment regarding activity per the extent of collection for year-end		
Credit balance from deposits as per extent of collection[1]		
Israeli currency - unlinked	**3,706**	3,663
Israeli currency - linked to the CPI	**10,139**	10,273
Foreign currency	**319**	356
Total	**14,164**	14,292

* Restated

(1) Not including standing loans and deposits from the Government which were deposited in their behalf, in the amount of NIS 1,538 million (December 31, 2003: NIS 1,732 million).

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

B. Off-balance sheet commitment regarding activity per the extent of collection for year-end (continued)

Future flows of collection commissions and interest margin as per extent of collection activity[1]

	December 31, 2004							December 31 2003
	Reported amounts							Adjusted amounts
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 Years	Total	Total
1. Linked to the CPI[2]								
Future contractual flows	**63**	**116**	**102**	**209**	**260**	**15**	**765**	830
Management estimate of early repayments	**63**	**113**	**94**	**177**	**186**	**8**	**641**	726
Future flows net of management estimate of early repayments[3]	**62**	**104**	**79**	**130**	**106**	**4**	**485**	533
2. Unlinked								
Future contractual flows	**24**	**19**	**3**	**-**	**-**	**-**	**46**	54
Management estimate of early repayments	**24**	**19**	**3**	**-**	**-**	**-**	**46**	54
Future flows net of management estimate of early repayments[3]	**25**	**17**	**2**	**-**	**-**	**-**	**44**	50

Information on loans granted during the year in mortgage banks

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Loans from deposits as per extent of collection	**555**	532
Standing loans	**26**	124

(1) Credit and deposits from deposits which their repayment to the depositor is dependant on the collection of the credit (or deposits) with margin or collection commission (instead of margin).
(2) Including foreign currency segment
(3) The future flows were discounted at the rate of 4.20% (2003 - 4.44%).

as at December 31, 2004 (in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments:

		December 31	
		2004	2003
		Reported amounts	Adjusted amounts
(1)	Construction and purchase of buildings and equipment	**18**	25
(2)	Rent payable in future years for buildings and equipment in respect of commitments for periods longer than three years after balance sheet date:		
	First year	**105**	97
	Second year	**103**	95
	Third year	**101**	92
	Fourth year	**88**	82
	Fifth year	**74**	71
	Over five years	**375**	393
	Total rent for buildings and equipment	**846**	830
(3)	Future deposits		
	Transactions with depositors to receive deposits in the future at various dates,at fixed interest rates that wee set out in advance at the time of commitment.		
	Details of amounts of the future deposits and the dates of deposit, as set out in the commitments are as follows:		
	First year	**78**	70
	Second year	**78**	70
	Third year	**77**	70
	Fourth year	**7**	70
	Total future deposits	**240**	280

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):
(4) Legal Claims:

(a) The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.
The causes of the claims against the Bank's Group are various and wide-ranging.
In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary.
The additional exposure in respect of claims submitted against the Bank on various matters, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted to NIS 81 million.
Following are details of requests to certify claims as class actions in material amounts (The amounts of the claims presented below are the original amounts as they appear in the claim statements):
1. In January 2005, a claim and a request to certify it as a class action were submitted against the Bank, claiming that the Bank caused customers' dollar deposits, including the claimant's to be fixed as time deposits for three months without interest, without receiving an instruction to do so from the customers, without consulting the customers, and in violation of the law.
In the claimant's estimation, the damage incurred by the claimant and the Bank's customers amounts to NIS 500 million. The claimant claims that the Bank should refund this amount to its customers.
The Bank has submitted a request to dismiss the claim and the request to certify it as a class action.
2. In May 2004, a claim and a request to certify it as a class action were submitted to the District Court of Tel-Aviv against the Bank. The claimant claims that the Bank, in contradiction of the terms of the claimant's loan agreement with Mishkan Hapoalim Mortgage Bank Ltd. (hereafter: "Mishkan"), which was merged with the Bank on December 31, 2003, charges a LIBOR interest rate higher than that in the agreement, in that the Bank rounds the interest rate upward to the nearest 1/8% for the purpose of its calculations. The claimant has estimated the amount of the class action at NIS 300 million. In accordance with the position of the Supervisor of Banks, unrelated to the request, the Bank has decided to refund a total of approximately NIS 12 million to customers, constituting the surplus interest which was allegedly rounded upward and collected in contradiction of the agreement.
3. In August 2003, a claim and a request to certify it as a class action were submitted to the District Court of Haifa against the Bank and other banks. The claim alleges that the banks did not prepare to comply with the requirements under the Banking Regulations (Service to Customers) (Due Disclosure and Submission of Documents) (Amendment No. 2), 2003. The claimants claim that the banks have not complied with their obligations as stipulated in the said disclosure regulations, leading to misrepresentation, unfair disclosure, and exploitation of the customers' ignorance. In December 2003, the claimants submitted an amended written request to certify the claim as a class action, in which they set the amount of the claim against the defendant banks at NIS 345 million.
4. In June 2003 and July 2003, claims and requests to certify them as class actions were filed with the District Court of Tel Aviv against the Bank, against Mishkan, prior to its merger with the Bank, and against and the State of Israel - Stamp Duty Administration, claiming excessive stamp duty charges applied to loan documents signed by customers of the banks. Each of the claimants set the amount for the group he wishes to represent at an approximate total of NIS 300 million.
In addition, in January and March 2004, claims and requests to certify them as class actions were submitted against the Bank in the same matter.
The claimants allege that the calculation of the stamp duty was erroneous, and that the Bank should have discounted loan repayments, which would have led to a reduced tax rate. The claimants also claimed that Mishkan illegally charged a 'file opening fee'.
The claimants request that the Bank refund excess charges to all those who received loans from the Bank in which stamp duty was collected in excessive amounts, and that the amounts charged illegally be refunded.
The Bank has not yet been required to submit a reply to the requests to certify the claims as class actions.
5. In may 2003, a claim and a request to certify it as a class action were submitted to the District Court of Tel Aviv against the Bank. The class action is in the approximate amount of NIS 37 million. The claimants allege that despite the fact that they cancelled authorizations to debit their accounts and paid an authorization cancellation commission, the Bank continued to allow cancelled charges to be desplayed in their accounts, leading to payment of transaction recording fees in the accounts and negative balance interest charges. The Attorney-General decided to attend the session and announced that he sides with the position of the Supervisor of Banks, according to which the Bank was not entitled to charge any commissions whatsoever for an additional presentation of a cancelled charge.
In the Bank's estimation, based on the opinion of its legal counsels, notwithstanding the Attorney-General's support, it will be possible to persuade the Court that the conditions for certification of the class action have not been fulfilled.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):
(4) Legal Claims:
(a) (continued):

6. In June 2002, a claim and a request to certify it as a class action were filed against the Bank, other banks and the Bank Clearing Center Ltd. (hereinafter: "the defendants"), claiming that the defendants have created a cartel and/or a cartel arrangement regarding debiting authorized clearing activity, which the claimant alleges, results in the payment of large, unfair and unreasonable sums, which are much higher than the real price that is required from the public for standing order clearing services. The court has been requested to certify the claim as a class action and to require the defendants to repay the members of the group the difference between the price that they paid for standing order clearing operations, and the suitable and reasonable price for these operations. The claimant assesses the damage incurred by the Group at a nominal amount of approximately NIS 968 million.
The request to certify the claim as a class action was denied. The claimants have submitted an appeal to the supreme Court.
7. In March 2002, a claim and a request to certify it as a class action were submitted against the Bank and against Mishkan. The class action is in the approximate amount of NIS 498 million. The claimant alleges that the Bank purchased the shares of Mishkan as part of a full tender offer published by the Bank with regard to the company's shares, at a value immensely lower than the fair value. The claimant alleges that the Bank should be required to pay the group which he wishes to represent the difference between the acquisition value and the full fair value of the shares acquired.
8. In 1997, a petition was filed at the Tel Aviv District Court to certify a class action and declaratory relief against five mortgage banks, including Mishkan. The request refers to commissions for life insurance and property insurance, which according to the claimant were collected illegally from borrowers in an aggregate amount in excess of NIS 1 billion. The request did not give details as to how the amount was calculated, or what portion relates to Mishkan.
The request to certify the claim as a class action was rejected by the Court. However, the Court ruled that if the statement of claim is amended, it will be possible, under Section 29 of the Civil Procedures Ordinance 1984, to deliberate on the petition for declaratory relief in the matter of a restrictive arrangement and the issue of different forms of insurance. Subsequent to this decision, all parties filed appeal petitions. With the parties' consent, the Supreme Court granted permission to appeal, and decided that the requests will be discussed as an appeal.
In November 2001, the Supreme Court decided to delay the discussion of the appeal until after a ruling had been given in another case that was discussed separately, and that also concerned Amendment 29.
In April 2003, a ruling was issued on the other case, which mainly concerned a more restricted application of Amendment 29 as an instrument for the filing of class actions. As a result, the parties to the claim submitted their position to the Supreme Court regarding the continuation of the appeal process.
(b) In addition, claims are pending against the Bank, including requests to certify class actions, as detailed below. In the opinion of the Bank's Management, based on legal opinions, it is not possible to assess the outcome of these legal proceedings at this stage; therefore, no provision was made in respect thereto:
In May 2004, two claims and requests to certify them as class actions were submitted to the District Court of Tel-Aviv against the Bank, with regard to the collection of line item commissions.
In one claim, the claimant claims that despite publications by the Bank, according to which cash withdrawals from ATMs are exempt of commissions, the Bank charges line item commissions for each ATM cash withdrawal. According to the claimant, the Bank was not entitled to charge commissions for cash withdrawals of this kind. The claimant has set the amount of the class action at a total of NIS 375 million.
In the other claim, the claimant claims that the Bank charged him a line item commission, while according to him, the line item commission is invalid, and constitutes a double charge, since it is charged in addition to the commission for the transaction itself, and is also charged for transactions which only benefit the Bank. According to the claimant, this commission does not exist in most countries, and may be the result of a prohibited and illegal cartel between the banks in Israel. The amount of the class action is NIS 1 billion.
(c) In 1998, a claim was filed in the Tel Aviv District Court against several credit card companies and banks, including Isracard Ltd., Poalim American Express Ltd. and the Bank. The claimant is a business owner who honoured credit cards used in transactions, whose charges were cleared by the defendants or by any of them. The principal claim of the claimant against Isracard Ltd., Poalim American Express Ltd. and the Bank is that the defendants misused their power as a monopoly at the distress of the claimant and charged him with commissions that, he contends, were higher than they were entitled to charge.
In addition, the claimant requests the Court, on the basis of provisions of the Restrictive Trade Practices Law, 1988 and the Banking (Customer Service Law), 1981, to certify the claim as a class action in the name of all businesses in Israel that paid the respondents, or any one of them, commissions in respect of clearing credit card transactions, at a rate that exceeds 2%, as from October 22, 1994. The claimant says that the amount of the class action cannot be precisely evaluated. After the claimant reduced the amount of the claim, he estimates the amount of his claim against all of the respondents at the amount of NIS 1.025 billion, and requests that it be imposed on them jointly and severally.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):
(4) Legal Claims (continued):
(c) (continued):

On January 29, 2003, the Court rejected the claim against the Bank and approved the request to conduct the claim as class action against the other defendants, including Isracard Ltd. and Poalim American Express Ltd. Isracard and Poalim American Express appealed the decision to certify the claim as a class action. The claimant appealed the decision to deny his request to certify a class action against the Bank.
On March 14, 2005, the Supreme Court rejected the claimant's appeal against the Bank and canceled the claim's certification as a class action against Isracard, Poalim American Express and against the other defendants.

(5) The Bank guarantee, to some of the members, who joined provident funds managed by him, the timely repayment of the nominal amounts of principal deposited by the members, less amounts which the funds are entitled to deduct, subject to the relevant item in the approved articles of association of each fund. The balance of those nominal amounts as at December 31, 2004, amounted to NIS 10,377 million (December 31, 2003: NIS 10,123 million). The value of the aforementioned provident funds' assets as at December 31, 2004, amounted to NIS 44,374 million (December 31, 2003: NIS 41,115 million) and usually substantially exceeds the amounts guaranteed by the Bank and the said subsidiary.

(6) The Bank undertook to indemnify office-holders who are directors at the Bank and was regarded or who are likely to be regarded as owners of control in the Bank, as defined in Paragraph 268 of the Companies Law, 1999. The amount of the indemnity that the Bank will provide by virtue of the said obligation, to each of the office-holders in it, on aggregate, in respect of one or more of the indemnity events will not exceed 25% of the Banks' shareholders' equity according to the most recent financial statements that were published shortly before the date of the actual indemnity.

(7) A subsidiary that engages in the issue of subordinated notes and debentures to the public by way of with prospectuses for the purpose of depositing the proceeds at the Bank, undertook to indemnify directors and lawyers in connection with different prospectuses published since 1998 in respect of monetary indebtedness that will be imposed on them due to action that they took in the capacity of providing services to the company, in respect of monetary indebtedness that imposed on them to the benefit of another person in accordance with a court ruling, including a ruling issued in a compromise or arbitrator's ruling that was approved by a court and in respect of reasonable court expenses, including lawyer's fees, that will be issued against them or charged to them by a court in a process that will be submitted against them by the company or in its name by another person, or in a criminal indictment from which they will be equated, or in a criminal indictment in which they will be convicted of an offense that does not require proof of criminal intent, in the event that the monetary indebtedness and/or expenses are not actually covered by an insurance policy.

(8) The Bank undertook to indemnify a subsidiary engaged in capital market activity, against indemnification given by these companies to outside members of their investment committees.

(9) (a) There is a contingent liability, as a result of an agreement between the Stock Exchange Clearing House in Tel-Aviv and the members of the Tel-Aviv Stock Exchange Ltd., (including the Bank) which deals with the mutual indemnity by the members to the Stock Exchange Clearing House for any loss that may be incurred by the Stock Exchange Clearing House, if any member fails to pay or to remit to the Stock Exchange Clearing House, in whole or in part, the monies or the securities to be cleared, which he is obligated to pay or to remit, and if the Clearing House disbursed the money which was not paid as aforementioned, or purchased the securities to be cleared which were not remitted and forwarded them to the designated recipients to whom they were due.
The share of each member in the indemnity is the ratio of that member's financial turnover to the overall financial turnover of all the members liable to compensate the Clearing House for the loss, for the 12-month period ending on the last day of the month preceding the month in which the event causing the loss occurred.
(b) The Bank together with four other banks acted as guarantor for the Stock Exchange Clearing House Ltd. in respect of its share in the said clearing house's risk fund. The Banks' relative share, which is derived from the size of the fund, as at the balance sheet date is NIS 16 million. This amount is included in the guarantees for securing credit item. The Bank's share could increase if one or more of the other banks that are guarantors with the Bank in the mutual guarantee does not pay the amount that it is required to pay. The overall amount of the mutual guarantee as at the balance sheet date totals NIS 53 million.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):

(10) The Bank is liable towards the Tel-Aviv Stock Exchange in respect of transactions carried out on the Stock Exchange by P.K.N. - Poalim Mutual Funds Ltd. (hereinafter - "PKN") and Lahak - Mutual Funds Management (hereinafter – "Lahak"), companies that manage mutual funds. The obligation includes, inter alia, honoring any debt arising from the transactions of PKN and Lahak on the Stock Exchange, delivery of any securities sold by PKN and Lahak on the Stock Exchange and receipt of any securities acquired by them on the Stock Exchange.

(11) Subsidiary companies of the Bank act as trustee for holders of debentures, for the observance of the terms of the debentures as undertaken by the issuing companies. These subsidiary companies also engage in trust services for the benefit of owners of securities and other property, for the maintenance and management thereof, at the instructions of the owners.

(12) The Bank has guaranteed a minimum yield to members of provident funds managed by it, which have promised to provide a minimum yield. The total assets of such provident funds as at December 31, 2004 amounted to NIS 5,196 million (December 31, 2003: NIS 5,146 million). The weighted average rate of the assured yield was 4.9% in 2004 and 2003. Against the guarantee of the Bank to provide the minimum yield as stated above, there is an obligation of the Israeli Treasury to accept deposits from the Bank, to the extent of 89% of the assets of those provident funds, at an interest rate which is higher than the minimum yield promised to the members.

(13) (a) With respect to different prospectuses that the Bank has published since 1998, the Bank has undertaken to underwriters, including as relevant, distributors, related parties, directors, office-holders and employees to indemnify them or any one of them for any sum (together with expenses) that they will be obligated to pay in accordance with a court ruling or compromise to which the Bank agrees, as well as for reasonable legal expenses that are actually expended. This is in the event of a claim arising from the existence of a misleading detail in the relevant prospectus or the lack of any detail that could have been important to a reasonable investor when considering the purchase of securities that were issued in accordance with the relevant prospectus, or in the event of any claim the pretext of which is to be found in the relevant prospectus, or that derives from the prospectus in respect of which they will be obligated or will compromise with the agreement of the Bank. The indemnity requirement in respect of the prospectus of May 2000 refers also to the financial statements in English for 1999 and for the three months ended on March 31, 2000, which the Bank submitted to the London Stock Exchange. The Bank undertook to indemnify the underwriters and others in connection with the offering circular, including a preliminary offering circular, as well as any amendment, change and/or addition to these (hereinafter together: "the offering circular") concerning ordinary shares and global depository shares (GDS) that were listed for trading on the London Stock Exchange. The Bank also agreed to participate in payments that will be made in respect of losses, damages or any indebtedness that are likely to be imposed, and that derive from or are based on an incorrect declaration or a supposedly incorrect declaration of a material fact that was included in the offering circular, or that derive from the omission or supposed omission of a material detail that was required in order that the information included in the offering circular will not be misleading. In addition, the Bank undertook to refund legal and other expenses relating to clarification or defense in connection with a requirement or claim as said.
(b) The Bank and Clal Insurance Enterprises Holdings (hereinafter - "Clal Holdings") obtained in 1999 an economic statement of opinion in connection with a transaction that was concluded between them. The parties to the transaction agreed to absolve the suppliers of the statement of opinion of responsibility, and to indemnify them with respect to any damages or expense to which they may become subject to an amount exceeding U.S.$1.5 million, while the suppliers of the statement of opinion will incur any damages or expense up to this amount. The indemnification requirement will not apply in cases of severe malpractice and negligence on the part of the suppliers of the statement of opinion.
Under the Bank's agreement with Clal Holdings, the Bank will solely incur responsibility with respect to the said indemnity only in cases where the Bank is included among the respondents and/or in the event that the cause of the claim is based, inter alia, on information that was provided only by the Bank to the suppliers of the statement of opinion.

(14) The Bank has an option to purchase part of an office building in Tel Aviv which it currently rents, at a total amount of approximately NIS 63 million. The exercise period of the option is from March 2007 to September 2007.

(15) Isracard has committed to indemnify senior officers, including directors of the company, except where they have received indemnification as officers at Bank Hapoalim. The amount of the indemnification provided by Isracard by force of the commitment cumulatively to all officers of Isracard due to one or more of the indemnification events shall not exceed 30% (thirty percent) of the Isracard's shareholders' equity according to its financial statements as at June 30, 2004.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):
(15) (continued):

Hapoalim American Express has committed to indemnify directors of the company, except where they have received indemnification as officers at Bank Hapoalim. The amount of the indemnification provided by the company by force of the commitment cumulatively to all directors of the company due to one or more of the indemnification events shall not exceed 50% (fifty percent) of its shareholders' equity according to its financial statements published most recently before the date of the actual indemnification.
Bank Massad has committed to indemnify senior officers. The amount of the idemnification provided by Massad by force of the commitment cumulatively to all its officers due to one or more of the indemnification events shall not exceed 33% (thirty three percent) of its shareholders' equity according to its financial statements published most recently before the date of the actual indemnification.

(16) The credit card market in Israel is undergoing a process in which several credit card companies, including subsidiary companies of the Bank, are preparing for a situation where there may be several issuers and several acquirers of the same brands of credit cards, in volumes in excess of existing volumes including "Isracard", a brand owned by Isracard. This situation, in volumes, in excess of existing volumes, may cause competing participants in the credit card market to enter into operating agreements among such participants (hereinafter - "local agreements") which, inter alia, regulate their reciprocal relationships including the rate of "interchange fee commissions" (the fee paid by the credit card transaction clearers to the credit card issuers). Such agreements may require an approval from the court for Restrictive Trade Practices, or an exemption from the Commissioner of Restrictive Trade (hereinafter "the Commissioner"). The Commissioner's position, as made clear to the Bank and to the credit card companies Europay (Eurocard) Israel and Isracard is that the commissioner will grant exemptions for such agreements, provided that certain rules are established. The implementation of these rules is expected to result in changes in operating procedures of the Bank's credit card companies.
In February 2001 Isracard and Poalim American Express received notices from the Restrictive Trade Authority, to the effect that the Commissioner is considering whether there is cause to proclaim Isracard Ltd. as a monopoly in the clearing market of credit card transaction of "Master Card" and "Isracard" and also to proclaim Isracard Ltd. and Poalim American Express Ltd. a related party, as monopolies in the clearing market for credit card transactions of "American Express".
In the event that it is determined that these companies, or any of them, are monopolies, the Commissioner may, on the basis of such determination, give these companies instructions that may affect their operating procedures. In contacts between the *companies and the Commissioner it was agreed in June 2001 that the Commissioner will petition the Court of Restrictive Trade* Practices to grant an agreed decree in accordance with Article 50 B of the Restrictive Trade Practices Law, 1988, instead of proclamation of a monopoly by the Commissioner.
Under the terms of the draft of the agreed decree, the companies will implement operating procedures which include, inter alia, a gradual reduction of commissions paid by some of the businesses in respect of transactions in certain cards as well as an undertaking to petition the Court of Restrictive Trade Practices to approve the rate of interchange fee, in the absence of agreement about the rate with the Commissioner. In August 2002, the Commissioner asked the court to approve the decree according to the agreed draft.
Approximately one year later, and before the Court approved the injunction, the Commissioner informed the companies that the changes that he expected to see in the credit card market were not evident, and that he was considering cancelling his petition to the Court to confirm the injunction and also considering exercising his right to declare the Bank Group as a monopoly in the clearing of Isracard and MasetCard transactions.
During the interaction that followed the notice, the Commissioner informed the parties that he wanted to press forward with the approval of the local agreements, in order to permit overall competition by all companies in the clearing system in Israel, of Visa and MasterCard charges, subject to the exemption under section 14 of the Restrictive Practices Law - 1988. This, as at last recourse, before taking appropriate legal action under said law.
The commissioner requested that the local agreements will state, inter alia, that for one year, Isracard will be required to set clearing commissions for businesses at rates equal to the charges for MasterCard, thus eliminating any apprehensions of cross subsidies and any association between Isracard and MasterCard charges. Isracard and Europay (Isracard) are negotiating these matters with the Commissioner.
The Bank estimates that any of the following factors: the situation in the credit cards market, the establishment of the rules, a reduction of the interchange fee, a determination of a monopoly as set forth and the giving of instructions on this basis, the implementation of agreed operating procedures, the reduction of commissions paid by businesses as set forth above, or, equalizing the clearing commission on Isracard cards to that of MasterCards could lead to a decrease of the Bank Group's income in the future. However, the extent of decrease cannot be assessed.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):

(17) Exposure to class actions at Clal Insurance Enterprises Holdings Ltd:

(a) In January 2005, the consolidated companies Clal Insurance and Arie received claims, delivered to their premises, submitted against each of them seperetely to the District Court of Tel-Aviv-Jaffa (hereafter: the "claim"), and requests to certify the claims as class actions (hereafter: the "request") on behalf of business customers who purchased comprehensive insurance policies for vehicles weighing up to 4 tons from Clal Insurance and Arie in the seven years preceding the filing of the claims.

The claims refer to the claimants' allegation that Clal Insurance ans Arie misled their business customers by refraining from disclosing to them while the premium they were required to pay was calculated according to the full value of the vehicle, based on price charts (including the VAT component), in the event of an insurance incident Clal Insurance and Arie deduct the VAT component from the value of the vehicle for the purpose of the payment made to the business customer.

The claimants request that the claims be certified as class actions and that the amounts paid by the members of the represented groups for the alleged surplus premium be refunded.

The personal claim in the claim submitted against Clal Insurance is in the amount of NIS 941. The claimant claims that the damage incurred by the represented group is estimated at approximately NIS 205 million.The personal claim submitted against Arie is in the amount of NIS 1,405. The claimant claims that the damage incurred by the represented group in this case is in the amount of approximately NIS 54.8 million. The consolidated comapnies have not yet submitted their response to the request.

In the financial statements of Clal Holdings as at December 31, 2004, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consoldiated companies have good defense arguments against the requests to certify the claims as class actions. However, it is not possible , at this stage, to assess the chances of the claims should they be certified as class actions. Such as assessment will only be possible after the Court's ruling on the requests. Accordingly, no provision has been included in the financial statements.

(b) In July 2004, Clal Insurance - a consolidated company, received a financial claim submitted against it to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), and a request to certify it as a class action (hereinafter: the "request"), in the name of insured customers who purchased comprehensive vehicle insurance policies from Clal Insurance (hereinafter: the "Policies"), and in the course of the seven years preceding submission of the claim, paid and/or were charged insurance fees in order to return the policy to its original value (hereinafter: the "Insurance Fees").

According to the claimant, the claim referenced in the request concerns illegal Insurance Fees, charged without obtaining approval from the Supervisor of Insurance for the fees charged and for their rates. Alternatively, the claimant alleges that any approval granted by the Supervisor was granted in breach of authority, and is therefore null and void, as the Insurance Fees collected from the insured customers are at an unreasonable rate. According to the claimant, Clal Insurance avoided informing the insured customers of the manner of calculation of the Insurance Fees in advance, prior to their engagement in the insurance contract.

The claimant is requesting, inter alia, injunctions and account provision orders, and restitution of the amounts paid by the members of the represented group for return of the policy to its original value.

The claimant's personal claim is in the amount of NIS 718, if the finding is that Clal Insurance was not entitled to charge the Insurance Fees, or alternatively, NIS 230, if the finding is that charging Insurance Fees was permissible, but their rate was unreasonable. According to the claimant, the estimated damage caused to the represented group totals, respectively, approximately NIS 100 million, or alternatively, NIS 32 million.

Clal Insurance has submitted its response to the request.The claimant is entitled to respond to Clal Insurance's reply. A date for the discussion of the request as not yet been set.

In the financial statements of Clal Holdings as at December 31, 2004 it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consolidated company has good defense arguments against the request to certify the claim as a class action. However, it is not possible at this stage, to assess the chances of the claim if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statement.

(c) In April 2003, Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Insurance") received a monetary claim that was filed against it in the Tel Aviv-Jaffa District Court (hereinafter: "the Claim") and a request to certify the Claim as a class action (hereinafter: "the request") in the name of insurees who purchased from Clal Insurance policies in the general insurance industry, from August 5, 1997 (the date when the Amendment to the Law for the Supervision of Insurance Transactions, 1981, concerning class actions went into effect) (hereinafter: "the Supervision Law"), and in respect of which stamp duty was paid (hereinafter: "the Represented Group").

The substance of the claim on which the request is based, the claimant alleges, is the creation of a false representation whereby the obligation for the payment of stamp duty is that of the insurees (whereas the claimant alleges that the obligation for the payment of stamp duty is that of the insurer), and amounts were illegally charged from the insurees in respect of stamp duty, coercively, misleadingly and without any authority, while making a gain at their expense.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):
(17) Exposure to class actions at Clal Insurance Enterprises Holdings Ltd. (continued):
(c) (continued):

The claimant is requesting for the approval of the Claim as a class action, and for restitution of the amounts that were paid by the members of the Represented Group in respect of stamp duty, with the addition of interest and linkage differentials in accordance with the law.
The amount of the claimant's personal claim is NIS 352. According to the claimant, an estimate of the damage that was caused to the Represented Group amounts to NIS 199 million (including interest, and linkage differentials as at the date the claim was filed).
Clal Insurance submitted its response to the request. No date has been set for the disscussion of the request.
In the financial statements of Clal Holdings as at December 31, 2004, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consolidated company has good defense arguments against the request to certify the claim as a class action. However, it is not possible, at this stage, to assess the chances of the claim, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.
(d) In October 2002, Clal Insurance received a claim that was also filed against Migdal Insurance Co. Ltd. (hereinafter: "Migdal") at the Tel-Aviv-Jaffa District Court (hereinafter: "the claim"), and a request to certify the claim as a class action (hereinafter: "the request") in the name of all the mortgage-loan borrowers who insured their life within the framework of a housing loan that they had taken from one of the mortgage banks, with Clal Insurance or with Migdal, as relevant, and who were required to pay premiums that the claimants allege, contain commissions that the respondents pay to the mortgage banks (hereinafter: "the Group").
The subject of matter with which the claim relates is the allegedly illegal charging of high premiums that include within them commissions that the respondents pay to the mortgage banks. These commissions are paid, the claimants allege, illegally, and the respondents must repay them to the members of the Group.
The claimants allege that the respondents' actions and/or omissions as stated caused the claimants and the members of the Group financial damages to the amount that was paid as commissions to the mortgage banks.
The claimants are petitioning, inter alia, for declaratory orders, which will prohibit the respondents from continuing to pay commissions to the mortgage banks, which will require the respondents to repay the members of the Group the money that was allegedly over-charged or alternatively, to pay damages, together with linkage differentials and interest, and for orders for the disclosure of documents and the rendering of accounts.
The amount of the claimant's personal claim against Clal Insurance is NIS 2,832 (under a nominal calculation). The amount of the class action is assessed by the claimants at a total of hundreds of millions of NIS, in view of the Group's size.
In December 2002, Clal Insurance submitted a petition to delay the proceedings in the claim due to the existence of dependent and outstanding procedures, which concern issues common to the issues on which the claim is based (a petition as said was also submitted on behalf of Migdal). In April 2003, the court accepted the request to delay the claim and request proceedings.
In the financial statements of Clal Holdings as at December 31, 2004, it is stated that, in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consolidated company has good defense arguments against the request to certify the claim as a class action and there is a reasonable chance that the Court will deny the request.
However, it is not possible at this stage to assess the chances of the claim succeeding if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments (continued):
(17) Exposure to class actions at Clal Insurance Enterprises Holdings Ltd. (continued):

(e) In June 2002, Clal Insurance, a consolidated company, received a claim against it and against the Bank, Tagmulim Ltd. (hereinafter: "Tagmulim") and Eliyahu Insurance Co. Ltd. (hereinafter: "Eliyahu") that was filed at the Tel Aviv-Jaffa District Court (hereinafter: "the claim"), and a request to certify it as a class action (hereinafter: "the request") in the name of officers and members of the regular army, who in the course of their service in the IDF were enjoined as members of the Tagmulim provident fund and/or another provident funds connected with the Bank (hereinafter: "the Group").
The substance of the claim with which the request is concerned in all matters relating to Clal Insurance, the claimant alleges, is the illegal enjoinment of the group's members to Clal insurance and Eliyahu's Group Life Insurance, and the charging of payment for the said insurance from the money of the Group's members without informing them of this.
The claimant is petitioning for an order for the rendering of accounts concerning, inter alia, details of the payments charged by the defendants and concerning the insurance transaction. In addition, Clal Insurance and Eliyahu jointly and separately with the other defendants, are required to repay the insurance fees that were charged from them or to be obligated to repay the profits in respect of the insurance policies, and the difference between the rate of premiums that were charged and the reasonable and accepted rate in group life insurance.
The claimant alleges that the amount of the claim is not known to him because of the lack of data, and that the amount will be determined after the rendering of accounts that has been requested. The estimated amount of the claimant's personal claim is NIS 5,000. The amount of the class action has not been denominated.
In August 2002, Clal Insurance submitted a response to the request. In December 2002, the claimants submitted a request to amend the letter of claim and the request to include the Ministry of Defense as an additional respondent. The request was denied. The hearing to certify the claim as a class action that was scheduled for September 2003 was deferred because the claimant and the Bank notified the Court that they are holding negotiations as settlement by agreement, which will, inter alia, include the rejection of the claim against Clal Insurance.
In the financial statements of Clal Holdings, as at December 31, 2004, it is stated that in the opinion of the management of Clal Holdings, based on an assessment by its legal councels, the consolidated company has good defense arguments both against the request to certify the claim as a class action and against the claim.
However, it is not possible, at this stage, to assess the chances of the claim succeeding, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.
(f) In October 2000, Clal Insurance , a consolidated company, from the Clal Holdings group and a cellular operator, received a monetary claim and a request to certify it as a class action, regarding the illegal charging of value added tax in the years 1999 and 2000 on cellular telephones insurance premium components in respect of loss and theft (risk), and the provision of illegal insurance services. The amount of the claim against Clal Insurance was not stated separately. The amount specified in the request as assessed by the claimants, is NIS 402 million, of which the amount alleged charged in respect of insurance for loss and risk for 1999 and 2000 is NIS 57 million.
In the financial statements of Clal Holdings as at December 31, 2004, it is stated that, in the opinion of the management of Clal Holdings, based on an assessment by its legal counsels, the consolidated company has good defense arguments against the request to certify the claim as a class action. However, at this stage, it is not possible to assess the chances of the claim succeeding, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates:

a. Notional value of derivative instruments

	December 31, 2004				
	Interest contracts		Foreign currency contracts	Equity related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Futures contacts	-	-	-	92	-
Option contacts traded on an exchange:					
Options written	-	-	-	-	78
Swaps	-	18,853	728	-	-
Total	-	18,853	728	92	78
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	3,396			
2. ALM derivatives*,**					
Futures contacts	-	3,774	-	-	-
Forward contacts	2,003	20,899	58,442	-	-
Option contacts traded on an exchange:					
Options written	-	-	215	1	-
Options bought	-	150	138	-	-
Other option contracts:					
Options written	-	-	903	284	-
Options bought	-	-	1,083	-	-
Swaps	-	28,083	3,280	-	-
Total	2,003	52,906	64,061	285	-
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	7,707			

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments (continued):

	December 31, 2004				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
3. Other derivatives*					
Futures contacts	-	**25**	-	-	**6**
Forward contacts	-	**124**	**2,728**	-	-
Option contracts traded on an exchange:					
Options written	-	**65**	**2,675**	**3,961**	-
Options bought	-	**65**	**2,675**	**4,215**	-
Other option contracts:					
Options written	**200**	**12,971**	**33,885**	**1,278**	-
Options bought	-	**12,851**	**29,975**	**1,086**	-
Swaps	**10**	**10,865**	**4**	**3,623**	-
Total	**210**	**36,966**	**71,942**	**14,163**	**6**
4. Credit derivatives and spot swap foreign currency contracts					
Credit derivatives for which the banking corporation is guarantor					**2,134**
Credit derivatives for which the banking corporation is a beneficiary					**442**
Spot swap foreign currency contracts			**8,551**		

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments (continued):

	December 31, 2003				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Swaps	-	19,856	698	-	-
Total	-	19,856	698	-	-
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	3,708	-	-	-
2. ALM derivatives*,**					
Futures contacts	-	955	-	-	-
Forward contacts	1,855	27,390	62,488	-	-
Option contacts traded on an exchange:					
Options written	-	-	657	93	-
Options bought	-	196	-	-	-
Other option contracts:					
Options written	-	919	919	760	-
Options bought			1,598	-	-
Swaps	-	28,582	3,903	-	-
Total	1,855	58,042	69,565	853	
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	15,535	-	-	-

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments (continued):

	December 31, 2003				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
3. Other derivatives*					
Futures contacts	-	22	-	-	-
Forward contacts	-	134	3,176	-	-
Option contracts traded on an exchange:					
Options written	-	66	3,475	2,555	-
Options bought	-	66	3,512	2,859	-
Other option contracts:					
Options written	285	4,959	37,787	812	46
Options bought	-	4,838	35,209	629	46
Swaps	10	9,222	927	2,218	-
Total	295	19,307	84,086	9,073	92
4. Credit derivatives and spot swap foreign currency contracts					
Credit derivatives for which the banking corporation is guarantor					1,373
Credit derivatives for which the banking corporation is a beneficiary					230
Spot swap foreign currency contracts			11,503		

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments

	December 31, 2004				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Gross positive fair value	**-**	**471**	**2**	**2**	**-**
Gross negative fair value	**-**	**392**	**225**	**-**	**-**
2. ALM derivatives*,**					
Gross positive fair value	**7**	**312**	**1,283**	**-**	**-**
Gross negative fair value	**38**	**220**	**1,823**	**-**	**-**
3. Other derivatives*					
Gross positive fair value	**-**	**149**	**1,547**	**834**	**-**
Gross negative fair value	**11**	**240**	**1,498**	**503**	**-**
4. Credit derivatives					
Credit derivatives for which the bank is guarantor:					
Gross positive fair value					**13**
Credit derivatives for which the banking corporation is a beneficiary:					
Gross negative fair value					**21**

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments (continued):

	December 31, 2003				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Gross positive fair value	-	757	1	-	-
Gross negative fair value	-	427	21	-	-
2. ALM derivatives*,**					
Gross positive fair value	17	485	1,605	-	-
Gross negative fair value	49	422	1,956	-	-
3. Other derivatives*					
Gross positive fair value	-	118	1,999	524	-
Gross negative fair value	16	209	1,989	360	-
4. Credit derivatives					
Credit derivatives for which the bank is guarantor:					
Gross positive fair value					5
Gross negative fair value					3
Credit derivatives for which the banking corporation is a beneficiary:					
Gross positive fair value					5

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

c. Credit risk in respect of derivatives instruments, according to transaction counterparty

	December 31, 2004					
	Exchanges	Banks	Dealers/ brokers	Government and central Banks	Others	Total
	Reported amounts					
Balance sheet balances of assets deriving from derivative instruments(1)(2)	**425**	**2,390**	**334**	**7**	**1,464**	**4,620**
Off balance sheet credit risk in respect of derivative instruments(3)	**-**	**12,072**	**934**	**391**	**5,565**	**18,962**
Total credit risk in respect of derivative instruments	**425**	**14,462**	**1,268**	**398**	**7,029**	**23,582**

	December 31, 2003					
	Exchanges	Banks	Dealers/ brokers	Government and central Banks	Others	Total
	Adjusted amounts					
Positive gross fair value of derivative instruments(1)	393	*3,335	28	35	*1,725	5,516
Less - "trade-off" agreements	-	1	-	-	-	1
Balance sheet balances of assets deriving from derivative instruments(2)	393	3,334	28	35	1,725	5,515
Off balance sheet credit risk in respect of derivative instruments(3)	-	13,921	184	687	4,619	19,411
Total credit risk in respect of derivative instruments	393	17,255	212	722	6,344	24,926

1. Of which positive gross value of embedded derivative in NIS 33 million (31.12.03: NIS 33 million).
2. Of which the balance sheet balance of freestanding derivative instruments is NIS 4,587 million comprised in other assets (31.12.03: NIS 5,482 million).
3. Off-balance sheet credit risk in respect of derivative instruments (including derivative instruments with negative value) as computed for the purpose of restrictions on the liability of a single borrowers.

* Reclassified.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

d. Maturity dates (stated value amounts)

	December 31, 2004				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Reported amounts				
Interest rate contracts					
NIS - CPI	**207**	**1,548**	**458**	**-**	**2,213**
Other	**29,190**	**25,205**	**33,928**	**20,402**	**108,725**
Currency contracts	**91,874**	**43,040**	**9,561**	**807**	**145,282**
Contracts of shares	**8,329**	**2,503**	**3,708**	**-**	**14,540**
Commodities and other contracts					
(including credit derivatives)	**84**	**-**	**992**	**1,584**	**2,660**
Total	**129,684**	**72,296**	**48,647**	**22,793**	**273,420**

	December 31, 2003				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Adjusted amounts				
Total	131,868	78,360	43,401	23,199	276,828

Note 20
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Risk control:

1. The Bank conducts transactions in derivative financial instruments as part of financial risk management (indexation base, interest rate and liquidity exposure) and as a service to customers.

2. The principal types of transactions in which the Bank operates are:

- Forward transactions.

A contract between two parties for the purchase of a defined quantity of commodities, currencies, interest rate or other financial instruments, (hereinafter - underlying assets), which will be transacted at a future date and at a predefined price.

- Futures contracts

Futures contracts that are traded in stock markets, for the purchase or sale of a quantity of standard units of underlying assets, which will be transacted at a future date and at a predefined price.

- Swap transactions

A contract for the exchange at the time of the transaction of a defined quantity of underlying assets, with a mutual obligation to re-exchange at a future date the items that were exchanged.

- Options

A contract that confers, for the payment of a premium, the right to purchase (call) or sell (put) underlying assets at a price, quantity and time that denoted in advance.

- Spot transactions

An exchange transaction between two currencies on the basis of a pre-agreed rate, for transaction within two days.

3. Activity in derivative financial instruments involves a number of risks as detailed below:

Credit risk - The maximum amount of loss to the Bank if the counter party does not fulfill the terms of the contract.

Market risk - The risk arising due to fluctuations in the value of a derivative financial instrument as the result of a change in market prices, such as exchange rates and interest rates.

Liquidity risk - The risk deriving from the fact that it will not be possible to close a position rapidly by clearing in cash or by creating a reverse position.

Operational risk - The risk deriving from the erroneous operation of transactions from the time that they are formed and until the end of the accounting in respect of them, either due to human error or as the result of a mechanical failure in operation.

Market risks and liquidity risks derive from activity that is managed and measured on a current basis in computerized systems that are known in the international markets in this respect, such as Devon, Summit and Algorithmics, and in computerized systems that have been developed by the Bank.

Credit risks derive from transactions in derivative financial instruments relative to the counter party, and are usually measured by the employment of conservative coefficients in respect of the nominal amounts of transactions and by the scenarios approach.

The operational matters deriving from the activity are examined and controlled on a current basis by a special committee.

The use of derivative financial instruments as part of the management of the Bank's current (non-trading) activity is directed at achieving objectives and adhering to the restrictions approved by the Board of Directors (linkage base, interest rate and liquidity exposures).

The Bank operates under the format of the provision of comprehensive service to its customers for hedging and investing in derivative financial instruments via the dealing rooms.

Activity in financial instruments in the areas of trading is intended to provide an answer to customers' needs while taking a limited and controlled risk in accordance with the authorities granted.

The authorities for activity and risk are measured, as relevant, in terms of sensitivity to risk factors (such as vega) of theoretical loss in different scenarios including stress scenario, in terms of VAR and in terms of nominal sums.

In certain cases, management also prescribe the loss limitation by means of a stop-loss directive.

Note 20
Contingent Liabilities and Special Commitments (continued)

F. Balances and fair value estimations of financial instruments:

(1) Fair value of financial instruments

The note includes information concerning the assessment of the fair value of financial instruments.

A market price cannot be quoted for the majority of financial instruments at the Bank Group because no active market exists in which they are traded, with the exception of debentures and certain derivative financial instruments. With respect to debentures that are marketable on the Stock Exchange in Israel, it should be taken into account that the debentures portfolio of the Group is relatively large to the market in Israel, with the result that the realization of all or part of the portfolio within a short period of time could affect the prices of debentures on the stock exchange in Israel. In view of the above, the fair value of the majority of financial instruments is estimated by means of accepted pricing models, such as the present value of future cash flow discounted by the discount interest rate at a rate that reflects the level of risk inherent in the financial instrument. An estimation of fair value by means of an assessment of future cash flows and the setting of a discount interest rate on the basis of the rates close to the balance sheet date is subjective. For the majority of financial instruments, therefore, the aggregate assessment of fair value is not necessarily an indication of the disposal value of the financial instrument on the balance sheet date. The fair value is assessed, as stated, on the basis of the interest rates close to the balance sheet date and does not take interest rate volatility into account. Under the assumption of other interest rates, fair values will be obtained that may differ materially. This mainly applies to financial instruments that bear a fixed rate of interest or that do not bear interest. In addition, commissions that will be received or paid as the result of business activity were not taken into account in determining the fair values, and nor was the tax effect. Moreover, the difference between the balance sheet balance and fair value balances may not be realized, because in the majority of cases, it is likely that the financial instrument will be held until redemption. Due to all these factors, it should be emphasized that the data included in this note is insufficient to indicate the value of the Group as a going concern. Due to the broad spectrum of assessment techniques and estimates that can be applied in assessing fair value, caution should be adopted when comparing fair values between different banking groups.

(2) Principal methods and assumptions used for the calculation of the fair value estimations of financial instruments

In the majority of the items described below, the balance sheet balance of financial instruments (with the exception of derivative financial instruments and marketable financial instruments) for an original period of up to three months or at an interest rate that is changed every three months or for any period shorter than that period, was an approximation of fair value.

Deposits with Banks - By discounting future cash flows according to the interest rates used by each company in the Bank's Group in similar transactions close to the balance sheet date.

Securities - Marketable securities: at market value. Non-marketable securities: at cost.

Credit to the public - The fair value of the balance of credit to the public is estimated under the present value method of future cash flows discounted by a suitable discount rate. The majority of credit is segmented into homogenous risk categories in each of the Group companies for its own borrowers. The devision into categories is based on the various credit's grading of the customers. In each category, the flow of future acceptances (principal and interest) is calculated in the different linkage bases. These acceptances were discounted by interest rates reflecting the level of risk inherent in the credit in that category, and the term of the credit.

These interest rates were determined on the basis of the interest rates used in similar transactions close to the balance sheet date in every company of the Group for its own borrowers.

- The fair value of problematic debts was calculated by using the highest discount interest rates applicable to each company's transactions close to the balance sheet date. The future flows to be obtained from problematic credit were calculated after deducting the specific provisions for doubtful debts.
- The general and supplementary provisions for doubtful debts, were not deducted from the credit balances for calculation of cash flows and estimation of fair value.

Credit to governments and deposits from the Government - Credit in special transactions to the Government that derived from the proceeds of bonds issued by subsidiaries is presented on the basis of their book value, while the bonds were discounted at the interest rates on the credit to the Government, with the net result reflecting the margin on these transactions.

The fair value of the balance of credit to governments and deposits from the Government that were not included in other transactions, was calculated on the basis of the interest rates on which the Bank conducted similar transactions with commercial banks close to the balance sheet date.

Deposits from the public - Deposits from the public were divided into homogenous categories with respect to the type of customer, the period of deposit and linkage base. A future cash flow (principal and interest) was calculated for each category. These flows were discounted by the discount interest rates, which reflect the interest rates used by the Bank Group Companies in raising deposits from each category close to the balance sheet date.

Note 20
Contingent Liabilities and Special Commitments (continued)

F. Balances and fair value estimations of financial instruments (continued):

(2) Principal methods and assumptions used for the calculation of the fair value estimations of financial instruments (continued):

Deposits from banks and subordinated notes - By discounting future cash flows according to the interest rate used by each of the Group's companies in raising similar deposits or in issuing similar subordinated notes close to the balance sheet date.
Non-marketable debentures - By discounting future cash flows, according to the interest rate used by each of the Group's companies in raising similar debentures.
Marketable debentures and subordinated notes in the Stock Exchange - At market value in the Stock Exchange.
Derivative financial instruments - Derivative financial instruments that have an active market were assessed on the basis of fair value and when a number of markets exist in which they are traded, the assessment was based on the most active market. Derivative financial instruments that are not traded in an active market were assessed on the basis of models that the Bank uses in its current activity, taking into account the risks inherent in the financial instrument (market risk, credit risk etc.).
Off-balance sheet financial instruments in which the balance represent credit risk - The fair value is presented in accordance with the balance sheet balance of the commissions on these transactions, which is an approximation of the fair value. The Bank Group does not have irrevocable obligations for the granting of credit at a fixed rate of interest. Obligations such as these at a floating rate of interest do not affect the fair value.
Commitments to receive deposits at fixed interest rate - The fair market value is presented according to contractual future cash flows discounted by market rate.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

F. Balances and fair value estimations of financial instruments (continued):

(3) Balances and fair value estimations of financial instruments

	December 31, 2004			
	Balance sheet balances			
	(1)	(2)	Total	Fair value
Financial Assets				
Cash on hand and deposits with banks	**15,507**	**15,534**	**31,041**	**31,008**
Securities	**34,026**	**1,903**	**35,929**	**35,921**
Credit to the public	**79,788**	**102,754**	**182,542**	**184,126**
Credit to governments	**947**	**814**	**1,761**	**1,759**
Other financial assets	**5,205**	**-**	**5,205**	**5,205**
Total financial assets	**135,473**	**121,005**	**256,478**	**258,019**
Financial liabilities				
Deposits from the public	**107,016**	**99,650**	**206,666**	**207,616**
Deposits from banks	**4,324**	**2,977**	**7,301**	**7,293**
Deposits from the Government	**87**	**3,958**	**4,045**	**4,002**
Debentures and subordinate notes	**9,242**	**9,009**	**18,251**	**18,827**
Other financial liabilities	**6,754**	**-**	**6,754**	**6,754**
Total financial liabilities	**127,423**	**115,594**	**243,017**	**244,492**

(1) Financial instruments' balance sheet balances are fair value estimations - instruments which are either recorded on the balance sheet at their fair value, or at an initial period of up to three months, or on a basis of a market interest rates that varies every 3 months.
(2) Other financial instruments.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

F. Balances and fair value estimations of financial instruments (continued):

(3) Balances and fair value estimations of financial instruments (continued):

	December 31, 2003			
	Balance sheet balances			
	(1)	(2)	Total	Fair value
Financial Assets				
Cash on hand and deposits with banks	17,159	13,534	30,693	30,672
Securities	26,501	2,698	29,199	29,261
Credit to the public	71,020	113,067	184,087	184,870
Credit to governments	1,907	1,009	2,916	2,908
Other financial assets(3)	5,735	-	5,735	5,735
Total financial assets	122,322	130,308	252,630	253,446
Financial liabilities				
Deposits from the public	104,672	99,535	204,207	205,329
Deposits from banks	4,716	2,976	7,692	7,722
Deposits from the Government	536	4,343	4,879	4,847
Debentures and subordinate notes	7,550	10,215	17,765	18,351
Other financial liabilities	7,039	-	7,039	7,039
Total financial liabilities	124,513	117,069	241,582	243,288

(1) Financial instruments' balances sheet balances are fair value estimations - instruments which are either recorded on the balance sheet at their fair value, or at an initial period of up to three months, or on a basis of a market interest rates that varies every 3 months.

(2) Other financial instruments.

(in millions of NIS)

Note 21
Interested and
Related Parties

A. General

All interested party and related party transactions were carried out in the ordinary course of business, on terms similar to terms of transactions with entities unrelated to the Bank. Income or expenses deriving from such transactions are included in the appropriate items of the statement of profit and loss.

B. Balance sheet balances:

	December 31, 2004					
	Interested parties					
	Controlling shareholders		Directors and Chief Executive Officer of the Bank		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities	-	-	-	-	**8**	**9**
Credit to the public	**17**	**20**	-	**3**	(1)**4,659**	(1)**6,313**
Other assets	-	-	-	-	**8**	**32**
Liabilities						
Deposits from the public	**15**	**18**	**23**	**38**	**681**	**1,519**
Other liabilities	-	-	-	-	**217**	**217**
Shares (included in shareholders' equity)	**5,433**	**6,749**	**5**	**6**	-	-
Credit risks in off-balance sheet financial instruments**	**1**	**1**	**2**	**3**	(1)**2,342**	(1)**3,010**

* Based on the balance at the end of each month.

** As calculated for the purpose of per borrower debt limitations.

(1) Including NIS 727 million of credit to the public and NIS 273 million of credit risk in respect of off-balance sheet financial instruments (the highest balance during 2004: NIS 980 million and NIS 481 million, respectively), in respect of who was an interested party when the transactions were conducted and who ceased to be an interested party.

(in millions of NIS)

Note 21
Interested and
Related Parties
(continued)

B. Balance sheet balances: (continued)

	December 31, 2004					
	Related parties held by the Bank and its subsidiaries					
	Unconsolidated subsidiaries		Equity basis investees		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities	-	-	-	-	**2**	**2**
Credit to the public	**5**	**8**	**1,799**	**2,041**	**329**	**436**
Investments in equity-						
basis investees(1)	**9**	**11**	**780**	**778**	-	-
Other assets	-	**5**	**1**	**1**	**1**	**1**
Liabilities						
Deposits from the public	**1,951**	**2,503**	**161**	**383**	**935**	**1,150**
Deposits from banks	-	-	-	-	**71**	**77**
Debentures and						
subordinated notes	**884**	**964**	**14**	**15**	**156**	**168**
Other liabilities	**1**	**1**	**9**	**9**	**111**	**111**
Credit risks in off-balance						
sheet financial						
instruments**	-	-	**396**	**501**	**193**	**201**

* Based on the balance at the end of each month.
** As calculated for the purpose of per borrower debt limitations.
(1) Details of these items are also included in Note 7.

(in millions of NIS)

Note 21
Interested and Related Parties (continued)

B. Balance sheet balances: (continued)

	December 31, 2003					
	Interested parties					
	Controlling shareholders		Directors and Chairman of the Board of Management of the Bank		Others	
	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**
Assets						
Securities	-	-	-	-	3	3
Credit to the public	14	17	2	2	(1)*6,249	(1)*7,297
Other assets	-	-	-	-	28	28
Liabilities						
Deposits from the public	3	10	35	48	856	1,494
Deposits from banks	-	-	-	-	-	16
Other liabilities	-	-	-	-	*114	*114
Shares (included in shareholders' equity)	6,344	6,378	5	6	-	-
Credit risks in off-balance sheet financial instruments* **	1	2	2	3	(1)*2,475	(1)*2,812

* Restated.
** Based on the balance at the end of each month.
*** As calculated for the purpose of per borrower debt limitations.
(1) Including NIS 551 million of credit to public and NIS 367 million of credit risk in respect of off-balance sheet financial instruments (the highest balance during 2003: NIS 738 million and NIS 383 million, respectively), in respect of who was an interested party when the transactions were conducted and who ceased to be an interested party during 2003.

(in millions of NIS)

Note 21
Interested and Related Parties (continued)

B. Balance sheet balances: (continued)

	December 31, 2003					
	Related parties held by the Bank and its subsidiaries					
	Unconsolidated subsidiaries		Equity basis investees		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities	-	-	-	-	1	2
Credit to the public	2	48	1,420	1,543	233	237
Investments in equity-basis investees(1)	11	19	774	793	-	-
Other assets	5	5	-	14	-	5
Liabilities						
Deposits from the public	1,865	2,160	92	169	957	1,235
Deposits from Banks	-	-	-	-	14	18
Debentures and subordinated notes	955	1,017	15	15	168	170
Other liabilities	-	9	1	1	103	105
Credit risks in off-balance sheet financial instruments**	-	-	376	433	77	131

* Based on the balance at the end of each month.
** As calculated for the purpose of per borrower debt limitations.
(1) Details of these items are also included in Note 7.

as at December 31, 2004 (in millions of NIS)

Note 21
Interested and Related Parties (continued)

C. Income and expenses in the statement of profit and loss:
For the year ended December 31, 2004

	Interested parties			Related parties held by the Bank and its subsidiaries			
	Controlling shareholders	Directors and Chief executive officer of the bank	Others	Unconsolidated subsidiaries	Equity-basis investees	Others	Total
	Reported amounts						
Income (expenses) from financing activities,							
before provision for doubtful debts**	**1**	**-**	**370**	**(147)**	**38**	**(19)**	**243**
Operating and other income	**-**	**-**	**4**	**330**	**2**	**83**	**419**
including: Management fees and services	**-**	**-**	**-**	**306**	**-**	**82**	**388**
Operating and other expenses	**-**	**(34)**	**-**	**-**	**(2)**	**-**	**(36)**
Including:							
Benefits to directors not employed							
by the Bank or on its behalf –							
number of people receiving							
the benefits: 13	**-**	**(3)**	**-**	**-**	**-**	**-**	**(3)**
Total	**1**	**(34)**	**374**	**183**	**38**	**64**	**626**

* Details are provided in D below.

For the year ended December 31, 2003

	Interested parties			Related parties held by the Bank and its subsidiaries			
	Controlling shareholders	Directors and Chairman of the Board of Management	Others	Unconsolidated subsidiaries	Equity-basis investees	Others	Total
	Adjusted amounts						
Income (expenses) from financing activities,							
before provision for doubtful debts**	1	(1)	*333	(150)	68	(34)	217
Operating and other income	-	-	4	363	1	93	461
including: Management fees and services	-	-	-	342	-	90	432
Operating and other expenses	-	(34)	-	(3)	(2)	-	(39)
Including:							
Benefits to directors not employed							
by the Bank or on its behalf –							
number of people receiving							
the benefits: 13	-	(2)	-	-	-	-	(2)
Total	1	(35)	337	210	67	59	639

* Restated.
** Details are provided in D below.

as at December 31, 2004 (in millions of NIS)

Note 21
Interested and Related Parties (continued)

D. Results of financing activities, before provision for doubtful debts, in respect of transactions with interested parties and related parties:

				Including: equity-basis investee companies		
	2004	2003	2002	**2004**	2003	2002
	Reported amounts	Adjusted amounts		Reported amounts	Adjusted amounts	
Income (expenses)						
In respect of assets:						
From credit to the public	**485**	*424	272	**124**	70	115
From deposits with banks	**-**	-	9	**-**	-	-
In respect of liabilities:						
On deposits from the public	**(191)**	(159)	(140)	**(175)**	(100)	(127)
On deposits from banks	**(4)**	(1)	(4)	**(4)**	-	-
On debentures and subordinated notes	**(61)**	(59)	(63)	**(57)**	(54)	(54)
Other:						
Commissions from financing transactions	**12**	12	11	**2**	2	1
Other financing income	**2**		2	**1**	-	2
Total	**243**	217	87	**(109)**	(82)	(63)

* Restated.

(in millions of NIS)

Note 22
Profit from Financing Activities, Before Provision for Doubtful Debts

Composition: Income (Expenses)

	2004	2003	2002
	Reported amounts		Adjusted amounts
A. In respect of assets:*			
From credit to the public	**10,380**	6,933	9,964
From credit to governments	**109**	63	304
From deposits with banks	**464**	(270)	1,471
From deposits with Bank of Israel and from cash	**183**	508	(15)
From debentures (see also E hereinafter)	**1,294**	770	1,802
From other assets	**58**	4	82
B. In respect of liabilities:*			
On deposits from the public	**(5,403)**	(3,039)	(6,066)
On deposits from the Government	**(232)**	(93)	(351)
On deposits from Bank of Israel	**(9)**	(16)	1
On deposits from banks	**(285)**	(113)	(655)
On debentures and subordinated notes	**(779)**	(300)	(814)
On other liabilities	**(2)**	45	(23)
C. In respect of derivative instruments and hedge activities:			
Ineffective part in hedging relations**	**(3)**	(5)	-
Net income (expenses) in respect of ALM derivative instruments***	**(22)**	1,053	-
Net income in respect of other derivative instruments	**249**	26	-
Commissions from on-risk brokerage transactions	**-**	-	57
Financing income from other transactions	**-**	-	899
Financing expenses from other transactions	**-**	-	(994)
D. Other: *			
Commissions from financing transactions	**240**	256	247
Other financing income****	**837**	914	621
Other financing expenses	**(8)**	(21)	(19)
Total profit from financing activities, before provisions for doubtful debts	**7,071**	6,715	6,511
of which: exchange rate differences, net	**268**		

* Including effective component in hedging relations.
** Ineffectiveness deriving from fair value hedges.
*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.
**** Including interest income on problematic debts that was not recorded in previous years in an amount of NIS 381 million (2003: NIS 254 million; 2002: NIS 463 million).

Gross income and expenses were affected by the development of exchange rates. In the years 2004 and 2003 there was a real revaluation of the Shekel against the exchange rate of the Dollar. In the year 2002, there was a real depreciation of the Shekel against the exchange rate of the Dollar.

Note: The Supervisor of Bank's directives concerning derivative instruments and hedging activity were applied for the first time in 2003 (see Note 2.Q. to the financial statements). Therefore, the data of 2002 is not comparable.

(in millions of NIS)

Note 22
Profit from Financing Activities, Before Provision for Doubtful Debts (continued)

E. Composition of the operating results from investments in debentures:

For the year ended December 31

	2004	2003	2002
	Reported amounts		Adjusted amounts
Financing income from debentures on a cumulative basis:			
Held to maturity	**17**	137	96
Available for sale	**1,145**	535	1,656
Held for trading	**132**	98	50
Total included in profit from financing activities, in respect of assets	**1,294**	770	1,802
Profits from sale of debentures held to maturity net*	**-**	6	-
Profits from sale of debentures available for sale	**220**	192	28
Losses from sale of debentures available for sale*	**(47)**	(64)	(95)
Realized and unrealized profits (losses) from adjustments to			
fair value of debentures held for trading, net**	**17**	208	(198)
Total included in other financial income	**190**	342	(265)
Total	**1,484**	1,112	1,537

* Including provision for the decline in value.

** Of which part of profits and losses related to debentures held for trading which are still held at balance sheet date amounting to NIS 31 million (2003: NIS 20 million; 2002: NIS (92) million).

F. Details of net effect of derivatives instruments hedging on profit from financing activities:

	2004	2003
	Reported amounts	
Financing expenses on assets	**(5)**	(11)
Financing income (expenses) on liabilities	**311**	(23)

(in millions of NIS)

Note 23
Operating Commissions

Composition:

	2004	2003	2002
	Reported amounts		Adjusted amounts
Account management fees (in Israeli currency and foreign currency)	**514**	474	453
Payment system services (in Israeli currency and foreign currency)	**460**	458	463
Income from credit cards	**895**	810	751
Credit handling and drawing up contracts	**276**	256	223
Computerized services, information and confirmations	**111**	120	127
Foreign-trade activities and special services, in foreign currency	**115**	114	98
Income from transactions in securities	**555**	407	308
Management fees and life insurance commissions	**47**	49	53
Management fees and commissions on apartment insurance	**35**	41	43
Commissions on the transfer of apartment rental fees	**8**	10	11
Collection commissions and margin for credit from deposits as per extent of collection:			
- Collection commissions and margin on credit funds with the Ministry of Finance	**71**	76	76
- Commissions and other margins	**36**	42	43
Other	**76**	72	56
Total operating commissions	**3,199**	2,929	2,705

as at December 31, 2004 (in millions of NIS)

Note 24
Profits (Losses) from Investments in Shares, Net

Composition:

	2004	2003	2002
	Reported amounts		Adjusted amounts
Profits from the sale of shares available for sale	**83**	28	22
Losses from the sale of shares available for sale[1]	**(17)**	(29)	(122)
Realized and unrealized profits (losses) from adjustments to the fair value of shares held for trading, net[2]	**33**	2	(7)
Dividend from shares available for sale and held for trading	**10**	2	6
Total profits (losses) from investments in shares, net	**109**	3	(101)

(1) Including provision for the decline in value.
(2) of which part of profits and losses related to shares held for trading which are still held at balance sheet date amounted to NIS 12 million (2003: NIS 1 million; 2002: NIS (1) million).

Note 25
Other Income

Composition:

	2004	2003	2002
	Reported amounts		Adjusted amounts
Management fees from provident funds	**348**	396	351
Management fees from mutual funds	**402**	244	265
Profits from severance pay funds	**61**	*3	-
Others	**96**	*90	104
Total other income	**907**	733	720

* Reclassified

(in millions of NIS)

Note 26
Salaries and Related Expenses

Composition:

	2004	2003	2002
	Reported amounts		Adjusted amounts
Salaries**	**2,660**	2,315	2,136
Severance payments, benefits, pension,			
advanced study fund and vacation	**360**	*442	300
National insurance and VAT on salaries	**526**	527	435
Other related expenses	**196**	135	142
Early retirement expenses	**-**	*107	558
Total salaries and related Expenses(1)	**3,742**	3,526	3,571
(1) Including: salaries and related expenses abroad	**475**	357	354

** Salary expenses include NIS 12 million (2003: NIS 4 million, 2002: NIS 5 million), which constitute a benefit in respect of the allocation of options as described in Note 17. This amount was partly calculated on the basis of "the naive value" (defined as the difference between the market value of the shares and the present value of the exercise increment for the date of the decision) and partly on the basis of fair value. The value of the benefit based on fair value under the Black and Scholes method in respect of allocation of options as mentioned above amounted to NIS 13 million in 2004 (2003: NIS 5 million; 2002: NIS 8 million).

Note 27
Other Expenses

Composition:

	2004	2003	2002
	Reported amounts		Adjusted amounts
Marketing and advertising	**207**	202	161
Communications	**199**	192	185
Computers	**312**	*278	*258
Office	**113**	100	92
Insurance	**95**	47	44
Professional services	**142**	117	110
Remuneration and reimbursement of expenses			
to members of the Board of Directors	**7**	7	7
Training and further education	**40**	34	31
Commissions	**102**	*82	*85
Others	**311**	283	247
Total other expenses	**1,528**	1,342	1,220

* Reclassified

(in millions of NIS)

Note 28
Provision for Taxes on Operating Profit

A. Composition:

	2004	2003	2002
	Reported amounts	Adjusted amounts	
Current taxes:			
In respect of the current year	**1,090**	660	878
In respect of previous years**	**280**	(76)	(134)
Total current taxes	**1,370**	584	744
Add (deduct):			
Deferred taxes:			
In respect of the current year	**269**	365	(456)
In respect of previous years	**(278)**	(88)	7
Total deferred taxes	**(9)**	277	(449)
Total provision for taxes*	**1,361**	861	295
* Including: provision for taxes abroad	**187**	160	116

** Including linkage differentials.

(in millions of NIS)

Note 28
Provision for Taxes on Operating Profit (continued)

B. Reconciliation between the theoretical amount of tax, for which the Bank would have been liable at the statutory rate of tax, and the provision for taxes on operating profit, in the statement of profit and loss:

	2004	2003	2002
	Reported amounts	Adjusted amounts	
Rate of tax applicable to the Bank in Israel (%)	**44.53**	45.76	45.55
Amount of tax based on statutory tax rate	**1,398**	1,002	363
Add (deduct) tax expenses (tax savings) in respect of:			
Difference due to different statutory tax rates applicable to subsidiaries	**(95)**	(130)	(48)
Supplementary provision for doubtful debts	**(1)**	32	(10)
Non-deductible expenses	**15**	33	36
Income of subsidiaries abroad	**30**	27	4
Translation differences in respect of subsidiaries abroad	**(7)**	12	(64)
Adjustment differences for depreciation and capital gains	**(21)**	21	11
Deduction for inflation	**(35)**	-	-
Adjustment differences for monetary assets, net	**-**	(5)	(12)
Inflationary erosion of tax advances	**-**	(6)	7
Exempt income and income taxable at preferential rates	**-**	(6)	(5)
Effect of VAT on salaries, on VAT on profits, net	**37**	34	35
Losses for tax purposes for which deferred taxes were not recorded	**-**	11	105
Taxes in respect of previous years	**2**	(164)	(127)
Change in the balance of deferred taxes due to the decrease in the tax rate	**38**	-	-
Provision for taxes on operating profit	**1,361**	861	295

(in millions of NIS)

Note 28
Provision for Taxes on Operating Profit
(continued)

C. Balance of deferred tax assets and provision for deferred taxes:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Deferred tax assets:		
From specific provision for doubtful debts	**268**	139
From the provision for vacation, grants, surplus fundings for severance payments and retirement	**367**	509
From losses and deductions carryforward for tax purposes	**47**	30
From other monetary items	**43**	34
Total deferred tax assets	**725**	712
Provision for deferred taxes:		
From investments in equity basis investees	**140**	101
From other monetary items	**44**	40
From the adjustment of depreciable non-monetary assets	**169**	180
Total provision for deferred taxes	**353**	321

Utilization of the balance of the deferred tax assets, net, is contingent upon the existence of taxable income in future years. Deferred tax is computed on the basis of the expected future tax rate.

D. The amount of the adjustment for non-monetary assets, the amortization of which will not be allowable as an expense for tax purposes in the future, and for which deferred taxes are not to be created:

	December 31	
	2004	2003
	Reported amounts	Adjusted amounts
Balance as at the beginning of the year	**193**	202
Amount not allowed in the current year	**(10)**	(9)
Balance as at the end of the year	**183**	193

E. The Bank has final income tax assessments up to and including the 2000 tax year. Subsidiaries have received final assessments up to and including the tax years 1999 to 2002.

F. Reduction of the tax rate

On June 29, 2004, the Law for the Amendment of the Income Tax Ordinance (No. 140 and protemporary legislation) - 2004 was enacted by the Knesset (hereinafter: the "amendment").

The amendment stipulates a gradual reduction of the corporate tax rate, from 36% to 30%, in the following manner: a tax rate of 35% will apply in the tax year 2004, a tax rate of 34% will apply in 2005, a tax rate of 32% will apply in 2006, and a tax rate of 30% will apply from 2007 forward.

The provision for taxes on income of banking corporations includes a profit tax, according to the value-added tax on income law. The statutory tax rate applicable to the Bank is therefore 44.5% in the tax year 2004, 43.6% in 2005, 41.9% in 2006 and 40.2% from 2007 forward.

Current taxes and the balance of deferred taxes as at December 31, 2004 are calculated according to the new tax rates, as stipulated in the amendment.

The effect of the change in taxation rates brought an increase of the provision for taxes in 2004, in the amount of NIS 37 million.

as at December 31, 2004 (in millions of NIS)

Note 29
Net profit (Loss) from Extraordinary Transactions, after taxes

Composition:

	2004	2003	2002
	Reported amounts	Adjusted amounts	
From investments in subsidiary companies:			
Amortization of goodwill	-	(2)	(18)
Profit from realization of shares	134	-	-
Profit from decrease rate of holding	220	-	-
From investments in equity-basis investees:			
Profit (loss) from realization of shares, net	43	42	(128)
Change in provision for decline in value of investments	-	7	(19)
Profit (loss) from changes in holding rates and equalization of rights	1	(1)	3
From buildings and equipment:			
Profit (loss), net from realization	2	(13)	(1)
Change in provision for anticipated losses in respect of buildings designated for sale	-	12	(7)
Profit (loss) before taxes	400	45	(170)
Provision for taxes on profit from extraordinary transactions:			
Current taxes	(67)	(7)	60
Deferred taxes	(54)	-	(4)
Total provision for taxes	(121)	(7)	56
Net profit (loss) from extraordinary transactions, after taxes	279	38	(114)

Note 30
Operating segments and geographic areas

A. The Bank Group operates in Israel and abroad, and provides a wide range of banking and financial services to its customers, and the Bank also has investments, primarily in the area of insurance and real estate, through equity basis investees.
The Bank Group has eight main segments of activity as detailed below. The division into segments of activity is based on the types of products and services or on the types of customers that are included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.
The data in the note were compiled in accordance with the directives and guidelines of the Supervisor of Banks regarding "main operating segments" and includes the information as it is presented to the Bank's management. The accounting policies that were applied in compiling the note are those described in Note 2 to the financial statements.

The Household Segment - provides a range of banking services and financial products to households.
Private Banking Segment - provides a range of advanced banking services through various channels and financial products to private customers of medium to high net worth, including investment advisory services.
The Small Business Segment - provides a range of banking services and financial products to small businesses using credit lines of up to $750 thousand.
The Housing Finance Segment - includes loan-granting activity for the purchase, renovation or construction of residential apartments and the granting of loans for any purpose, which are secured by the mortgage of residential apartments.
The Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit up to the level of $10 million.
The Corporate Segment - provides a range of banking services and financial products to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The Segment's customers also include customers from the areas of settlement and the local government.
The International Activity Segment - includes the Bank Group's activity abroad, which is conducted via the Bank's branches abroad and the Global Private Banking Center in Israel, subsidiaries in Switzerland, the USA and the UK and representative offices in America and Europe.
The Financial Management Segment - is responsible for the management of the Bank's nostro portfolio, management of the various exposures and support for the development and pricing of financial products.
Others and adjustments - includes all other activities of the Bank Group, each of which does not form a reportable segment and adjustments of inter-segmental activities.

The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activities - includes the margin between the interest rate obtained from or paid to the segment's customers and the marginal cost of the Bank's sources, as well as the theoretical interest on the shareholders' equity attributed to the segment. The attributed shareholders' equity is calculated based on the risk assets allocated to each segment.

Provision for doubtful debts - a provision for doubtful debts is charged to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said, are attributed in accordance with predefined rules to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for inter-segmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product development costs.

Taxes on income - the provision for tax on the results of operation of each segment was calculated according to the statutory rate of tax, taking into account the fact that the supplementary provision for doubtful debts is not recognized as an expense for tax purposes.

Return on equity - includes the ratio of the net profit in each segment to the shareholders' equity allocated to the segment.
Shareholders' equity allocated to the segment is comprised of the total of two components:
Required shareholders' equity in respect of credit risk - the balance of risk components in each segment, multiplied by the rate of tier-1 capital, as at the balance sheet date.
Required shareholders' equity in respect of operating risk - based on a model used at the Bank for the allocation of capital to operating risks.
The allocation of capital to operating risks in the accounting year is based on the data from the aforementioned model as at September 30, 2004; for 2003, it is based on the data from the model as at December 31, 2003.

Note 30
Operating segments and geographic areas (continued)

A. Operation segments and geographic areas
Information on operating segments
For the year ended December 31, 2004

Profit (loss) from financing activity before provision for doubtful debt
- from externals
- inter-segmental
Operating and other income
- from externals
- inter-segmental
Total
Provision for doubtful debts
Operating and other expenses
- from externals
- inter-segmental
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after tax
The share in net operating profits of equity basis investees
Minority interest net in operating losses (profits) of subsidiary companies
Net operating profit
Profit from extraordinary transactions, after taxes
Net profit
Return on equity (rate of net profit out of average equity)
Average assets' balance
Including: Investment in equity basis investees
Average liabilities' balance
Average risk assets
Average assets of provident and mutual funds
Average other assets under management
Average number of jobs
Margin from credit granting activity
Margin from deposit receipt activity
Other
Total profit from financing activities before provision for doubtful debts

Reported amounts
(in millions of NIS)

Households segment	Private banking segment	Small business segment	Housing finance segment	Commercial segment	Corporate segment	International activity segment	Financial management segment	Others and adjustments	Total
1,599	813	706	202	438	1,605	949	759	-	7,071
31	11	37	50	34	237	-	(400)	-	-
1,588	858	407	175	115	179	414	-	479	4,215
(52)	(25)	(38)	-	(23)	29	-	-	109	-
3,166	1,657	1,112	427	564	2,050	1,363	359	588	11,286
173	3	278	59	190	1,018	47	-	-	1,768
2,594	1,034	763	155	209	293	878	125	327	6,378
(148)	4	1	-	42	86	-	-	15	-
547	616	70	213	123	653	438	234	246	3,140
243	274	31	95	56	290	127	104	141	1,361
304	342	39	118	67	363	311	130	105	1,779
-	-	-	-	-	-	-	-	101	101
(59)	-	-	-	-	-	(20)	-	27	(52)
245	342	39	118	67	363	291	130	233	1,828
-	-	-	-	-	-	-	-	279	279
245	342	39	118	67	363	291	130	512	2,107
21.5%	61.8%	3.3%	7.9%	6.5%	5.1%	9.0%	7.1%		15.2%
14,359	4,695	17,273	26,280	14,184	93,492	60,919	22,015	5,701	258,918
-	-	-	-	-	-	-	-	771	771
31,435	87,748	12,929	24,850	4,641	13,181	61,681	6,756	252	243,473
12,006	4,078	14,256	19,215	13,064	91,446	39,803	19,429	4,115	217,412
25,721	38,347	6,530	-	2,143	15,356	4,175	-	24,929	117,201
16,861	21,308	2,412	9,064	2,949	25,407	22,284	-	2,665	102,950
6,309	2,043	1,302	335	433	638	1,009	189	128	12,386
692	93	448		330	1,198				
614	654	134		7	47				
324	77	161		135	597				
1,630	824	743		472	1,842				

Note 30
Operating segments and geographic areas (continued)

A. Operation segments and geographic areas (continued)

Information on operating segment (continued)

For the year ended December 31, 2003*(1)

Profit (loss) from financing activity before provision for doubtful debt
- from externals
- inter-segmental
Operating and other income
- from externals
- inter-segmental
Total
Provision for doubtful debts
Operating and other expenses
- from externals
- inter-segmental
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after tax
The share in net operating profits of equity basis investees
Minority interest net in operating losses (profits) of subsidiary companies
Net operating profit
Profit from extraordinary transactions, after taxes
Cumulative effect of change in accounting method
Net profit
Return on equity (rate of net profit out of average equity)
Average assets' balance
Including investment in equity basis investees
Average liabilities' balance
Average risk assets
Average assets of provident and mutual funds
Average other assets under management
Average number of jobs
Margin from credit granting activity
Margin from deposit receipt activity
Other
Total profit from financing activities before provision for doubtful debts

* Reclassified

(1) The financial statements are reported as last year in amounts adjusted to the CPI of December 2003.

Adjusted amounts
(in millions of NIS)

Households segment	Private business segment	Small finance segment	Housing segment	Commercial segment	Corporate activity segment	International management segment	Financial adjustments	Others and	Total
1,610	790	628	275	432	1,549	814	748	-	6,846
35	11	47	-	48	314	-	(455)	-	-
1,504	669	355	192	103	180	346	-	262	3,611
(58)	(21)	(29)	-	(17)	23	-	-	102	-
3,091	1,449	1,001	467	566	2,066	1,160	293	364	10,457
134	3	236	84	317	1,506	66	-	-	2,346
2,469	951	710	184	205	284	710	105	303	5,921
(164)	4	1	-	42	101	-	-	16	-
652	491	54	199	2	175	384	188	45	2,190
299	225	25	91	-	80	176	86	(121)	861
353	266	29	108	2	95	208	102	166	1,329
-	-	-	-	-	-	-	-	63	63
(49)	-	-	-	1	-	-	-	-	(48)
304	266	29	108	3	95	208	102	229	1,344
-	-	-	-	-	-	-	-	38	38
-	-	-	-	-	-	-	-	(25)	(25)
304	266	29	108	3	95	208	102	242	1,357
33.6%	59.9%	2.8%	8.6%	0.3%	1.5%	7.4%	6.4%		10.4%
11,741	3,700	15,945	25,806	14,740	93,515	61,448	22,614	4,874	254,383
-	-	-	-	-	-	-	-	793	793
32,606	87,340	11,644	24,289	6,358	13,204	63,623	862	248	240,174
10,284	3,254	14,022	18,975	14,226	93,090	39,397	18,718	4,454	216,420
23,270	26,516	4,921	-	1,788	14,316	2,783	-	21,270	94,864
14,704	17,325	1,997	9,159	2,479	23,030	17,098	-	1,754	87,546
6,484	1,915	1,133	455	499	689	941	185	103	12,404
637	58	371		347	1,171				
648	675	139		6	53				
360	68	165		127	639				
1,645	801	675		480	1,863				

(in millions of NIS)

Note 30
Operating segments and geographic areas (continued)

A. Operating segments and geographic areas (continued)

Information on geographic areas

	Revenues**		Net profit		Total assets	
	For the year ended December 31		For the year ended December 31		For the year ended December 31	
	2004	*2003	**2004**	*2003	**2004**	*2003
	Reported amounts	Adjusted amounts	Reported amounts	Adjusted amounts	Reported amounts	Adjusted amounts
Israel	**8,074**	6,881	**1,790**	1,112	**189,405**	189,706
North America	**871**	718	**196**	126	**42,785**	39,882
Western Europe	**565**	499	**122**	115	**29,551**	28,961
Other	**8**	13	**(1)**	4	**301**	306
Total outside Israel	**1,444**	1,230	**317**	245	**72,637**	69,149
Total consolidated	**9,518**	8,111	**2,107**	1,357	**262,042**	258,855

* Reclassified

** Revenues - profit from financing activity after provision for doubtful debts and operating and other income.

(in millions of NIS)

Note 30
Operating segments
and geographic areas
(continued)

B. Condensed consolidated financial statements classified according to the Bank Group structure

1. *Condensed balance sheets*

	December 31, 2004						
	Activities in Israel			Activities Abroad			Total
	Regular banking		Others	Regular banking		Others	
	The Bank**	Subsidiaries		The Bank	Subsidiaries		
Assets							
Cash on hand and deposits with banks	**18,952**	**5,279**	**165**	**4,719**	**1,861**	**65**	**31,041**
Securities	**9,919**	**2,817**	**2,854**	**7,368**	**12,971**	**-**	**35,929**
Credit to the public	**150,592**	**8,944**	**558**	**13,286**	**9,072**	**90**	**182,542**
Credit to governments	**1,746**	**-**	**-**	**2**	**13**	**-**	**1,761**
Investments in equity basis investees	**83**	**-**	**705**	**-**	**1**	**-**	**789**
Buildings and equipment	**2,948**	**331**	**221**	**70**	**70**	**2**	**3,642**
Other assets	**5,005**	**92**	**677**	**250**	**295**	**19**	**6,338**
Total assets	**189,245**	**17,463**	**5,180**	**25,695**	**24,283**	**176**	**262,042**
Assets from intercompany activity*	**679**	**2,187**	**10,372**	**812**	**1,568**	**8,283**	**23,901**
Liabilities							
Deposits from the public	**146,681**	**17,694**	**24**	**22,563**	**19,704**	**-**	**206,666**
Deposits from banks	**3,082**	**96**	**131**	**2,270**	**1,722**	**-**	**7,301**
Deposits from the Government	**3,305**	**35**	**-**	**705**	**-**	**-**	**4,045**
Debentures and subordinated notes	**4,740**	**335**	**5,193**	**-**	**-**	**7,983**	**18,251**
Other liabilities	**6,961**	**208**	**1,171**	**763**	**317**	**90**	**9,510**
Total liabilities	**164,769**	**18,368**	**6,519**	**26,301**	**21,743**	**8,073**	**245,773**
Liabilities from intercompany activity*	**19,909**	**89**	**648**	**2,115**	**932**	**208**	**23,901**
Difference	**24,476**	**(905)**	**(1,339)**	**(606)**	**2,540**	**(7,897)**	**16,269**

* Items expressing intercompany activity are eliminated in the consolidated data.
** Including mortgage activities after the merger of Mishkan.

(in millions of NIS)

Note 30
Operating segments and geographic areas (continued)

B. Condensed consolidated financial statements classified according to the Bank Group structure (continued)

1. Condensed balance sheets (continued)

	December 31, 2003							
	Activities in Israel				Activities Abroad			Total
	Regular banking		Mortgages	Others	Regular banking		Others	
	The Bank	Subsidiaries			The Bank	Subsidiaries		
Assets								
Cash on hand and deposits with banks	18,397	5,411	2	188	5,565	1,088	42	30,693
Securities	9,565	3,078	-	2,210	6,730	7,616	-	29,199
Credit to the public	126,724	10,025	26,247	394	13,530	7,091	76	184,087
Credit to governments	2,826	-	-	-	77	13	-	2,916
Investments in equity basis investees	75	-	-	708	-	2	-	785
Buildings and equipment	2,774	340	80	233	64	61	2	3,554
Other assets	6,218	107	36	605	443	183	29	7,621
Total assets	166,579	18,961	26,365	4,338	26,409	16,054	149	258,855
Assets from intercompany activity*	13,828	1,950	35	10,748	343	1,034	10,329	38,267
Liabilities								
Deposits from the public	140,246	17,773	9,510	44	23,313	13,321	-	204,207
Deposits from banks	1,372	87	1,652	113	3,457	1,011	-	7,692
Deposits from the Government	3,382	36	437	-	1,024	-	-	4,879
Debentures and subordinated notes	3,636	414	339	3,310	-	-	10,066	17,765
Other liabilities	7,161	221	100	1,162	624	225	62	9,555
Total liabilities	155,797	18,531	12,038	4,629	28,418	14,557	10,128	244,098
Liabilities from inter company activity*	21,372	403	13,393	1,056	1,336	462	245	38,267
Difference	10,782	430	14,327	(291)	(2,009)	1,497	(9,979)	14,757

* Items expressing intercompany activity are eliminated in the consolidated data.

Note 30
Operating segments and geographic areas (continued)

B. Condensed Consolidated financial statements classified according to the Bank Group structure (continued)

2. Condensed Statements of Profit and Loss

Profit (loss) from financing activities before provision for doubtful debts
Profit (loss) from intercompany financing activities*
Total
Provision for doubtful debts
Profit from financing activities after provision for doubtful debts
Operating and other income
Operating and other expenses
Operating income and expenses from intercompany activity*
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after taxes
The share in net after-tax operating profits of equity-basis investees
Minority interests in net after-tax operating losses (profits) of subsidiary companies
Net ordinary profit
Net profit (loss) from extraordinary transactions, after taxes
Net profit according to segments of activity of the Group

* Items expressing intercompany activity are eliminated in the consolidated data.
** Including mortgage activities after the merger of Mishkan.

Reported amounts
(in millions of NIS)

For the year ended December 31, 2004						
Activities in Israel			Activities Abroad			Total
Regular banking		Others	Regular banking		Others	
The Bank**	Subsidiaries		The Bank	Subsidiaries		
5,543	501	(113)	852	408	(120)	7,071
(528)	88	464	(209)	45	140	-
5,015	589	351	643	453	20	7,071
1,668	52	1	34	13	-	1,768
3,347	537	350	609	440	20	5,303
2,118	340	1,475	54	153	75	4,215
4,319	592	709	358	372	28	6,378
552	(20)	(570)	20	(20)	38	-
1,698	265	546	325	201	105	3,140
968	110	156	99	13	15	1,361
730	155	390	226	188	90	1,779
-	-	101	-	-	-	101
-	(59)	(1)	-	8	-	(52)
730	96	490	226	196	90	1,828
(61)	(1)	45	(1)	297	-	279
669	95	535	225	493	90	2,107

Note 30
Operating segments and geographic areas (continued)

B. Condensed Consolidated financial statements classified according to the Bank Group structure (continued)

2. Condensed Statements of Profit and Loss (continued)

Profit from financing activities before provision for doubtful debts
Profit (loss) from intercompany financing activities*
Total
Provision for doubtful debts
Profit from financing activities after provision for doubtful debts
Operating and other income
Operating and other expenses
Operating income and expenses from intercompany activity*
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after taxes
The share in net after-tax operating profits, of equity-basis investees
Minority interests in net after-tax operating profits of subsidiary companies
Net ordinary profit
Net profit (loss) from extraordinary transactions, after taxes
Cumulative effect of change in accounting method
Net profit according to segments of activity of the Group

* Items expressing intercompany activity are eliminated in the consolidated data.

Adjusted amounts
(in millions of NIS)

For the year ended December 31, 2003							
Activities in Israel				Activities Abroad			Total
Regular banking		Mortgages	Others	Regular banking		Others	
The Bank	Subsidiaries			The Bank	Subsidiaries		
4,422	496	877	47	567	243	194	6,846
(63)	143	(589)	663	38	4	(196)	-
4,359	639	288	710	605	247	(2)	6,846
2,124	63	96	(3)	56	10	-	2,346
2,235	576	192	713	549	237	(2)	4,500
1,796	344	194	1,069	43	133	32	3,611
3,936	633	151	593	300	276	32	5,921
392	(24)	(34)	(403)	15	(15)	69	-
487	263	201	786	307	79	67	2,190
189	115	104	293	135	17	8	861
298	148	97	493	172	62	59	1,329
-	-	-	63	-	-	-	63
-	(48)	-	-	-	-	-	(48)
298	100	97	556	172	62	59	1,344
2	(1)	-	38	-	(1)	-	38
(35)	-	-	-	10	-	-	(25)
265	99	97	594	182	61	59	1,357

Note 31
Recommendations for Reform of the Capital Market

In 1993, the government passed resolutions referring to the need to examine the structure of the banking system in Israel, including the matter of provident funds. Over the years, various committees were established to study the issue. To date, no legislation effecting structural changes in these areas has been passed.

In January 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from holding a financial institution that is a provident fund. The draft was approved by the Knesset in a preliminary reading in March 2004.

In July 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from controlling or managing mutual funds. The draft was approved by the Knesset in a preliminary reading.

In April 2004, a committee headed by the Director-General of the Ministry of Finance, Dr. Y. Bachar, was appointed to examine and recommend the measures necessary in order to increase competition in the Israeli capital market. On November 8, 2004, the committee published the Inter-Ministerial Committee Report on Capital Market Reform, known as the "Bachar Report".

In January 2005, the Prime Minister and the Minister of Finance accepted the recommendations of the Director-Generals' team (the Director-General of the Prime Minister's Office and the Director-General of the Ministry of Finance) for certain amendments to the recommendations of the Bachar Report.

Following is a summary of the recommendations that appear in the Bachar Report, insofar as they concern the Bank:

The Banking System

A. A banking corporation shall not hold any means of control whatsoever in a provident fund management company or in a provident fund (hereafter: a "provident fund"), or in a company that manages a mutual investment fund (hereafter: a "mutual fund"), and shall not be an interested party (a holder of more than 5% of any means of control) in a corporation that is a controlling shareholder of any of these;

B. A controlling shareholder of a banking corporation and anyone under its control shall not be an interested party in a provident fund or a mutual fund, or in an interested party in any of these;

C. The implementation process of the above directives shall be gradual, beginning at the date on which the law formalizing these directives comes into effect, so that by three years from the inception date banking corporations should no longer have holdings in provident funds, and by four years from the inception date they should no longer have holdings in mutual funds.

D. Acquisition of the holdings of banking corporations in provident and mutual funds, at a rate to be determined by legislation, including the acquisition of control in such funds, shall be permitted only to entities who fulfill the criteria which are to be established, including integrity, absence of conflicts of interest, financial soundness, and considerations of competition and concentration. Additionally, such an acquisition shall be subject to limitations of the market share to be held by the purchaser following the acquisition.

E. Entities in which a banking corporation or its controlling shareholders are interested parties and which are permitted to engage in portfolio management shall not manage assets for an insurer (including a pension fund), a provident fund, or a mutual fund (hereafter: "institutional entities"), with the exception of managing these entities' proprietary accounts.

Underwriting

A. An underwriter that is a corporation controlled by the Bank shall not serve as a price-setting underwriter in a public offering of securities, if the balance of the cumulative debt of the issuer or the offerer and entities under their control to the underwriter, those controlling it, or those under its control exceeds NIS 5 million, and this balance constitutes over 10% of the total financial liabilities of the issuer or the offerer and entities under their control, as presented in the consolidated financial statements of the issuer or the offerer.

B. An underwriter shall not purchase 5% or more of the value of securities offered in an issue or sale offering in which it serves as an underwriter, and shall not sell the said amount to the totality of institutional entities and customers of portfolio management companies under its control, those controlling it, or those under their control.

Advisory and marketing model

A. According to the Committee's recommendations, these two occupations should be alternative rather than concurrent activities. In this context, a banking corporation, those controlling it, those under their control, and those acting in their behalf shall not receive a license to market financial products (including securities, mutual funds, and structured bank deposits) or pension products (including provident funds, participatory life insurance, and pensions), and shall engage in advising only;

B. The Bank, those controlling it, and those under their control (like other entities engaged in consultancy) shall not be interested parties (holders of 5% or above of any means of control) in an institutional entity, and shall not be tied to such an entity by an agreement outside of the routine course of business, or whose terms differ from the generally accepted terms in similar agreements, except where they have received a permit, whose nature and conditions are not discussed in the Bachar Report. According to the Bachar Report, the Antitrust Commissioner, in conjunction with the Supervisor of Banks, the Commissioner of the Capital Market, Insurance, and Savings and the Chairman of the Israel Securities Authority, will determine which agreements require such permits.

Note 31
Recommendations for Reform of the Capital Market (continued)

Remuneration of advisors

A. The Bank will be required to adhere to the following principles, which apply to entities engaged in advisory=:

(1) The Bank shall not receive any remuneration whatsoever from the owner of a financial/pension instrument for carrying out transactions in its products. This does not preclude remuneration received for custodian or other accepted banking services, paid under the agreements between the Bank and the institutional entity, as described above, with the exception of distribution fees;

(2) The Bank shall be permitted to charge commissions for transactions in financial or pension products from the customer only;

(3) The transaction commission paid by the customer shall be determined in a manner such that the Bank and those engaged in advising will be indifferent to advising on or selling similar products.

(4) An advisor, a Bank employee, or the profit unit to which the advisor belongs shall not receive any benefit determined by the identity of entities whose products they advise on or sell.

B. The main amendments recommended by the Director-Generals' team (as applicable to the Bank) are:

(1) The Bank will be permitted to receive uniform, supervised distribution commissions from producers for the sale of financial products.

(2) Incentives will be granted to encourage foreign entities to purchase provident and mutual funds.

Advising and sale of insurance and pension products by banking corporations

A. The Bank shall be permitted to advise on or sell life insurance and pension products, only after it has completed the sale of all of its holdings in provident funds, and is not an interested party in an insurer (including a pension fund), and has also completed the sale of all of its holdings in mutual funds.

B. A banking corporation shall not be permitted to sell insurance products that are not life or pension insurance products, or to provide advisory services with regard to such products.

Supplementary measures

According to the Bachar Report, recommendations will be considered, as necessary, in order to further reinforce competition in the capital market, including the expansion of financial activity and the creation of alternative sources of financing, through examination and regulation of the following areas:

Commercial securities; money market funds, including the possibility of drawing checks on shekel funds; sale and re-purchase of securities (repo); distribution of mutual funds by non-stock exchange members; facilitation of transfer of customer accounts between banks; deposit insurance; proprietary investments and banks as market makers; implementation of securitization programs in the Israeli banking system. According to the Report, the Committee's recommendations with regard to the supplementary measures will be submitted to the Minister of Finance by mid-2005.

On November 14, 2004, the Government approved the reform proposed in the Bachar Report. The Prime Minister stated that he is willing to accept full separation of provident and mutual funds from the banking system, although the proposed model is aggressive. However, he expressed his wish to bring about the realization of the reform, with the consent of all those involved.

The response of the Prime Minister's Office to the Bachar Report also referred to the issue of distribution commissions, and stated that a possibility that should be considered is that banks, as distributors, would be able to charge commissions from product owners. Additionally, the response noted that since the model proposed in the Bachar Report does not exist anywhere in the world, there is no one from whom to learn about successes and failures, so that the risk involved is high.

On January 3, 2005, the Ministry of Finance released a letter by Mr. I. Cohen, Director-General of the Office of the Prime Minister, and Mr. Y. Bachar, Director-General of the Ministry of Finance, to the Prime Minister and the Minister of Finance, concerning the format for implementation of the reform in the capital market, following the examination of comments by Ministers and the public with regard to the proposed reform. The additional examination that led to the letter was carried out in accordance with the government resolution dated November 14, 2004.

Note 31
Recommendations for Reform of the Capital Market (continued)

Recommendations in the letter include the following:

A. With regard to the question of whether sale of the full holdings of the banks in provident and mutual funds is required, the recommendation is to favorable consider granting incentives aimed at encouraging foreign entities to purchase the provident and mutual funds, similarly to those in effect for other investments in the economy.

B. With regard to the concern over the creation of a vacuum in the area of underwriting, in light of the stringent limitations in the Bachar Report, the letter states that while the limitations proposed in the report will in fact restrict large lenders from serving as underwriters of entities in which they are creditors, in the opinion of the letter's authors the limitations are reasonable and proportionate and will contribute to the minimization of exploitation of conflicts of interests in underwriting, without impeding its proper function.

C. Further, the letter states that a necessary condition for the sale of the banks' holdings in provident funds is the enactment of a law regulating the operation of provident funds, mainly in the matters of licensing, supervision and enforcement, facilitation of members' transfers from fund to fund, and investment policy.

D. The letter recommends a thorough, comprehensive examination of the structure of supervision of the capital market in Israel, to assess the benefit of a comprehensive view of the capital market against the risk of concentrating excessive power in a single entity. The letter states that the legislative changes required to adjust standards should be carried out concurrently with the legislative amendments needed to implement the other recommendations of the reform.

E. The letter recommends that priority be given to identifying additional problems in the capital market and proposals to address them by the interministerial Committee, in the areas of:

(1) Restriction of competition in the area of deposits and in the area of short-term credit.

(2) Restriction of competition by facilitating the entry of new financial entities into the market.

(3) Establishing directives to facilitate customers' transitions between the banks.

F. The letter further recommends that the Director-General of the Prime Minister's Office and the Ministry of Finance should continue to examine the need for the recommendation to restrict the number of producers with whom marketers are permitted to contact, due to the claim that this constitutes unnecessary damage to the capital market, in both the financial area and the pensions area.

The letter recommends that the examination process should be carried out concurrently with the legislative process, while consulting with the various supervisors in the capital market.

G. With regard to the recommendation of the Bachar Report to prohibit the supervisors in consulting and distribution of pension and financial products from receiving any remuneration from the owners of products for the sale of their products, after examining the arguments objecting to the recommendation, the letter proposes a different remuneration model.

(1) Entities engaged in consulting and distribution of financial products (including mutual funds, advanced study funds, and provident funds for 15 years without an insurance component) will be permitted to charge the products' producers a distribution commission for the sale of their financial products. The distribution commissions will be uniform, transparent, and supervised, so that those engaged in consulting will be indifferent to consulting or selling similar products (thus, for example, the commissions will not be determined in relation to the management fees or based on the number of transactions executed).

(2) Conversely, those engaged in consulting on pensions will not receive any remuneration from the owner of the financial instrument for performing consulting or distribution activities of their products.

(3) The details of the remuneration model, including the types of commissions, the manner of supervision, rates, and directives to ensure transparency in distribution fees will be formulated by the Director-General of the Ministry of Finance, the Chairman of the Israel Securities Authority, and the Supervisor of the Capital Market.

H. The letter further proposes establishing an examining team headed by the Anti-Trust Commissioner, with the participation of the Chairman of the Israel Securities Authority and the Supervisor of the Capital Market, to guide and examine the implementation process of the remuneration model, and that the remuneration model should apply for an interim period of approximately 5 years, at the end of which the examining team, having examined the extent of competition developing in the market in the area of the distribution of financial/pension produces, will recommend one of the following:

(1) Reduction of the degree of supervision on the amount of the distribution commission, up to the transition to a free market.

(2) Payment of a uniform distribution commission by the distributor.

(3) Prohibition of remuneration of the distributor by the producer.

In conclusion of the recommendations, the letter recommends approving the implementation of the recommendations of the interministerial Committee as presented in the Bachar Report, subject to the directives and changes detailed in the letter, within the framework of a governmental draft law.

Note 31
Recommendations for Reform of the Capital Market (continued)

The Ministry of Finance recently published legislative memorandums for the implementation of the conclusions of the Bachar Committee on capital market reform. The proposed legislation would act to greatly diminish banking activity, creating a complex system of restrictions and impediments, mainly applying to banks. In addition, the proposed legislative process significantly increases the involvement and authority of the supervisory bodies (including the Supervisor of Banks and the Supervisor of the Capital Market in the Ministry of Finance), both by leaving numerous matters at the discretion of the Minister of Finance and by expanding the regulator's authority to enforce and supervise. An initial perusal in order to understand the consequences of the legislative memoranda reveals the following highlights:

A. Banks will be required to sell their ownership of mutual and provident funds, with the separation process limited to a 3-4 year time frame.
B. Distribution commissions, if any, will apply to mutual funds only.
C. Separate consulting and marketing models are proposed, with the marketer's role preferable. According to the proposals, banks will not be permitted to engage in marketing, but in consulting only.
D. There will be material difficulty in offering operational services to institutional entities.
E. Banks will not be able to operate in the field of pensions with some 70% of the market - customers who are salaries employees.
F. The Bank's capabilities in the capital market will be restricted - offerings, ETF holdings, asset management for institutional entities, etc.
G. The proposed legislation discriminates between different Israeli banks based on their size, and between Israeli and foreign banks.

In the event that legislation is enacted on the basis of the aforementioned, there will be a material adverse effect on the Bank Group's results of operations. However, the probability that the recommendations included in the report will be enacted as legislation, as they are, in full, and the extent of the effect of the legislation on the Group cannot be presently evaluated.
The Bank Group's income from provident fund management fees totaled NIS 348 million in 2004, compared with NIS 396 million in 2003.
The Bank Group's income from mutual fund management fees totaled NIS 402 million in 2004, compared with NIS 244 million in 2003.

Note 32
Legislative Initiatives

A number of recently enacted laws as well as legislative initiatives or draft laws initiated by the Government or by private members of the Knesset that are at various stages of preparation, and which are also likely to be become laws, could cause the Bank to suffer from complications and exposure to vexatious claims, or from restrictions on its activity and, in any event, are likely to exert an adverse effect on its future profitability. The Bank is unable to assess the future affect of the aforementioned on the Bank Group.

as at December 31, 2004 (in millions of NIS)

Note 33
Condensed Financial Statements - The Bank

A. Condensed Balance Sheets

	December 31	
	2004	2003
	Reported amounts*	Adjusted amounts**
Assets		
Cash on hand and deposits with banks	**24,505**	37,528
Securities	**17,830**	18,802
Credit to the public	**164,252**	140,515
Credit to governments	**1,748**	2,903
Investments in investee companies	**11,368**	11,581
Buildings and equipment	**3,018**	2,847
Other assets	**5,539**	7,003
Total assets	**228,260**	221,179
Liabilities and shareholders' equity		
Deposits from the public	**187,108**	183,339
Deposits from banks	**9,083**	7,485
Deposits from the Government	**4,010**	4,406
Subordinated notes	**4,740**	3,636
Other liabilities	**8,153**	8,057
Total liabilities	**213,094**	206,923
Shareholders' equity	**15,166**	14,256
Total liabilities and shareholders' equity	**228,260**	221,179

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

B. Condensed Statement of profit and loss

	2004	2003	2002
	Reported amounts*		Adjusted amounts**
Profit from financing activities before provision for doubtful debts	**5,658**	4,999	5,290
Provision for doubtful debts	**1,702**	2,193	2,953
Profits from financing activities after provision for doubtful debts	**3,956**	2,806	2,337
Operating and other income			
Operating commissions	**1,837**	1,545	1,448
Profits (losses) from investments in shares, net	**(3)**	6	(8)
Other income	**921**	766	719
Total operating and other income	**2,755**	2,317	2,159
Operating and other expenses			
Salaries and related expenses	**2,888**	2,690	2,780
Maintenance and depreciation of buildings and equipment	**888**	863	841
Other expenses	**912**	760	644
Total operating and other expenses	**4,688**	4,313	4,265
Operating profit before taxes in reported amounts	**2,023**	810	231
Erosions and adjustments***	**-**	(16)	-
Operating profit before taxes	**2,023**	**794	231
Provision for taxes on operating profit	**1,067**	**324	14
Operating profit after taxes	**956**	**470	217
The Bank's equity in net, after-tax operating profits,			
of investee companies	**872**	**874	247
Net operating profit	**1,828**	**1,344	464
Net profit (loss) from extraordinary transactions, after taxes	**279**	**38	(114)
Cumulative effect of change in accounting method	**-**	**(25)	-
Net profit	**2,107**	**1,357	350

* For the year 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI.
For the year 2003 - cessation of the adjustment for the effect of inflation based on December 2002 CPI.

** Amounts adjusted for the effect of inflation based on December 2003.

*** Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating profit before taxes, in reported amounts.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

C. Condensed Statements of cash flows

	2004	2003	2002
	Reported amounts*	Adjusted amounts**	
Cash flows from operating activities			
Net profit for the year	**2,107**	1,357	350
Adjustments to reconcile net profit to net cash generated by operating activities:			
The Bank's share in the net undistributed (profits) losses of investee companies	**(1,186)**	(651)	237
Depreciation	**390**	(1)371	353
Other amortization, net	**2**	(2)(2)	11
Provision for doubtful debts	**1,702**	(3)2,180	2,953
Loss (gain) from sale and adjustments of securities available for sale and held to maturity	**16**	(4)(178)	321
Realized and unrealized losses (profits) from adjustments to fair value of debentures held for trading	**(32)**	(5)(77)	110
Loss (profit) from sale of buildings and equipment	**7**	14	(2)
Provision for anticipated loss in respect of buildings designated for sale	**(1)**	(13)	7
Deferred taxes, net	**82**	192	(444)
Net cash from operating activities	**3,087**	3,193	3,896

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.
(1) The amount allocated to the statement of profit and loss, in reported amounts: NIS 378 million.
(2) The amount allocated to the statement of profit and loss, in reported amounts: NIS (2) million.
(3) The amount allocated to the statement of profit and loss, in reported amounts: NIS 2,193 million.
(4) The amount allocated to the statement of profit and loss, in reported amounts: NIS 199 million.
(5) The amount allocated to the statement of profit and loss, in reported amounts: NIS (78) million.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

C. Condensed Statements of cash flows (continued)

	2004	2003	2002
	Reported amounts*	Adjusted amounts**	
Cash flows from activities in assets			
Deposits with banks, net	**13,474**	(1,111)	(576)
Acquisition of securities held to maturity	**-**	-	(1,489)
Proceeds from sale and redemption of debentures held to maturity	**-**	190	21
Acquisition of securities available for sale	**(6,317)**	(7,428)	(16,541)
Proceeds from sale of securities available for sale	**8,595**	8,313	13,367
Securities held for trading, net	**(1,234)**	(127)	2,566
Credit to the public, net	**1,509**	4,395	(3,565)
Credit to governments, net	**1,155**	1,534	1,479
Increase (decrease) in cash net, in respect of merged company (Addendum A)	**29**	(122)	-
Investments in investee companies	**(57)**	(873)	(1,839)
Receipts upon repayment of shareholders' loans and redemption of capital notes of investee companies	**52**	1,801	7
Acquisition of buildings and equipment	**(502)**	(361)	(359)
Proceeds from sale of buildings and equipment	**15**	20	34
Other assets, net	**1,520**	(1,864)	(1,526)
Net cash from activities in assets (to activities in assets)	**18,239**	4,367	(8,421)
Cash flows used by activities in liabilities and capital			
Deposits from the public, net	**(5,741)**	(7,018)	4,044
Deposits from banks, net	**(13,418)**	764	(513)
Deposits from the Government, net	**(833)**	(416)	(949)
Subordinated notes, net	**713**	226	775
Other liabilities, net	**(449)**	1,800	1,234
Issue of shares	**60**	-	-
Dividend paid to the Bank's shareholders	**(1,215)**	(474)	-
Net cash (to activities in liabilities and capital) from activities in liabilities and capital	**(20,883)**	(5,118)	4,591
Increase in cash	**443**	2,442	66
Balance of cash at beginning of year	**22,193**	19,751	19,685
Balance of cash at end of year	**22,636**	22,193	19,751

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

Addendum A

	2004	2003	2002
	Reported amounts*	Adjusted amounts**	
Increase (decrease) in cash, net, in respect of a merged company			
Assets of the company at the time of the merger			
Deposits in banks for an original period of more than 3 months	**8**	-	
Securities	**-**	5	
Credit to the public	**26,711**	425	
Investments in investee companies	**-**	28	
Buildings and equipment	**80**	16	
Other assets	**36**	13	
	26,835	487	
Liabilities of the company at the time of the merger			
Deposits from the public	**9,510**	170	
Deposits from banks	**15,016**	119	
Deposits from the Government	**437**	3	
Debentures and subordinated notes	**391**	-	
Other liabilities	**132**	19	
	25,486	311	
Goodwill	**-**	54	
Investment in the company, as presented	**1,378**	-	
Increase (decrease) in cash, net, in respect of a merged company	**29**	(122)	

Addendum B

	2004	2003	2002
Transactions not involving cash flows			
Shares of an equity basis investee distributed As dividend in kind	**-**	-	186

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.

(in millions of NIS)

Note 34
Information on the Basis of Nominal Historical Data for tax purposes - The Bank

	December 31	
	2004	2003
Total assets	**228,057**	220,847
Total liabilities	**213,040**	206,892
Shareholders' equity	**15,017**	13,955

	2004	2003	2002
Net profit	**2,259**	1,186	1,055

Note 35
Subsequent events

On March 6, 2005, the Israeli Police began an open investigation in connection with suspected violations of the Money Laundering Prohibition Law.

In the course of the investigation, the police seized documents and records from various offices of the Bank and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, of which a small number serve as collateral for credit.

The police called employees of the Bank and the Trust Company for investigation including the Head of Global Private Banking and the memeber of the Board of Management responsible, inter alia, for the Trust Company.

In the Bank's estimation, based on the information in its possession at this initial stage, the exposure to the matters known to be under investigation is not material to the Bank's business. However, at this early stage the Bank cannot assess the outcome and consequences of the investigation.

Appendix - Condensed Financial Statements of the Banks' Offices Abroad



Appendix - Condensed Financial Statements of the Banks' Offices Abroad

(in millions of dollars)

Condensed balance sheet as at December 31, 2004

	2004	2003
Assets:		
Cash on hand and deposits with banks	**2,414**	3,125
Securities	**1,026**	822
Credit to the public	**2,451**	2,469
Buildings and equipment	**13**	13
Other assets	**131**	192
Total assets	**6,035**	6,621
Liabilities and Shareholders' Equity:		
Deposits from the public	**4,505**	4,749
Deposits from banks	**852**	1,289
Other liabilities	**307**	247
Capital means(3)	**371**	336
Total liabilities and capital means	**6,035**	6,621

Condensed statements of profit and loss for the year ended December 31, 2004

	2004	2003
Profit from financing activities before provision for doubtful debts	**88**	94
Provision for doubtful debts	**5**	8
Profit from financing activities after provision for doubtful debts	**83**	86
Operating and other income	**18**	18
Operating and other expenses	**60**	50
Operating profit before taxes	**41**	54
Provision for taxes(4)	**18**	23
Net profit	**23**	31

Notes:

(1) Financial statements for the U.S.A. branches as separate legal entities are not prepared.

(2) The figures noted above are figures that are included in the international activity segment of the Bank Group for United States branches and are shown in the acceptable manner of condensed financial statements.

(3) Capital means item includes deposits which were originally deposited with the United states branches by the Bank in Israel when the branches wee set up, profits that were recorded by the branches up to balance sheet date and adjustments to present securities as "available for sale" items at their fair value.

(4) The provision for taxes includes $14 million (2003: $15 million) for additional taxes that are paid to the income tax authorities in Israel.

(in millions of GBP)

Condensed balance sheet as at December 31, 2004

	2004	2003
Assets:		
Cash on hand and deposits with banks	**198**	111
Securities	**355**	398
Credit to the public	**339**	366
Buildings and equipment	**2**	1
Other assets	**17**	12
Total assets	**911**	888
Liabilities and Shareholders' Equity:		
Deposits from the public	**499**	443
Deposits from banks	**322**	360
Other liabilities	**28**	31
Capital means(3)	**62**	54
Total liabilities and capital means	**911**	888

Condensed statements of profit and loss for the year ended December 31, 2004

	2004	2003
Profit from financing activities before provision for doubtful debts	**14**	17
Provision for doubtful debts	**1**	2
Profit from financing activities after provision for doubtful debts	**13**	15
Operating and other expenses	**6**	6
Operating profit before taxes	**7**	9
Provision for taxes(4)	**3**	4
Net profit	**4**	5

Notes:

(1) Financial statements for the branches as separate legal entities are not prepared.

(2) The figures noted above are figures that are included in the international activity segment of the Bank Group for U.K. branches and are shown in the acceptable manner of condensed financial statements.

(3) Capital means item includes deposits which were originally deposited with the U.K. branches by the Bank in Israel when the branches wee set up, profits that were recorded by the branches up to balance sheet date and adjustments to present securities as "available for sale" items at their fair value.

(4) The provision for taxes includes GBP 2 million (2003: GBP 3 million) for additional taxes that are paid to the income tax authorities in Israel.

Bank Hapoalim - (Switzerland) Ltd.*

(in millions of CHF)

Condensed balance sheet as at December 31, 2004

	2004	2003
Assets:		
Cash on hand and deposits with banks	**718**	550
Securities	**464**	447
Credit for the public	**1,478**	1,247
Buildings and equipment	**4**	5
Other assets	**54**	45
Total assets	**2,718**	2,294
Liabilities and Shareholders' Equity:		
Deposits from the public	**1,963**	1,565
Deposits from banks	**370**	365
Debentures	**75**	77
Other liabilities	**58**	59
Shareholders' equity	**252**	228
Total liabilities and shareholders' equity	**2,718**	2,294

Condensed statements of profit and loss for the year ended December 31, 2004

	2004	2003
Profit from financing activities before provision for doubtful debts	**23**	22
Provision for doubtful debts	**4**	4
Profit from financing activities after provision for doubtful debts	**19**	18
Operating and other income	**42**	35
Operating and other expenses	**37**	31
Operating profit before taxes	**24**	22
Provision for taxes	**5**	4
Net operating profit	**19**	18
Profit from extraordinary transactions after taxes	**4**	-
Net profit	**23**	18

* As reported in the financial statements of the Company.

Signature Bank*

(in millions of dollars)

Condensed balance sheet as at December 31, 2004

	2004	2003
Assets:		
Cash on hand and deposits with banks	**75**	56
Securities	**2,538**	1,334
Credit to the public	**676**	502
Buildings and equipment	**14**	11
Other assets	**53**	33
Total assets	**3,356**	1,936
Liabilities and Shareholders' Equity:		
Deposits from the public	**2,980**	1,763
Other liabilities	**37**	19
Shareholders' equity	**339**	154
Total liabilities and shareholders' equity	**3,356**	1,936

Condensed statements of profit and loss for the year ended December 31, 2004

	2004	2003
Profit from financing activities before provision for doubtful debts	**67**	37
Provision for doubtful debts	**3**	2
Profit from financing activities after provision for doubtful debts	**64**	35
Operating and other income	**22**	11
Operating and other expenses	**58**	43
Operating profit before taxes	**28**	3
Taxes on income	**2**	-
Net profit	**30**	3

* As reported in the financial statements of the Company.

Branches, Subsidiaries and Offices

Israel
Head Office
50 Rothschild Blvd.
Tel Aviv 66883
Tel: (972-3) 567-3333
Fax: (972-3) 5607028
Internet: www.bankhapoalim.com
E-mail : international@bnhp.co.il

Global Private Banking Center
104 Hayarkon Street
Tel Aviv 63432
Tel: (972-3) 520- 0600
Fax: (972-3) 520-0634

BANK HAPOALIM
(SWITZERLAND) LTD.
Representative Office in Israel
Azriely Towers
132 Menachem Begin Road
The Round Tower 24th Floor
Tel Aviv 67021
Tel: (972-3) 609-8181
Fax: (972-3) 609-6171

United States
New York
REGIONAL MANAGEMENT –
USA and New York Branches
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 782-2000
Fax: (212) 782-2222

REGIONAL MANAGEMENT –
Latin America and Canada
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 782-2000
Fax: (212) 782-2222

New York Branch*
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 782-2000
Fax: (212) 782-2222

Chicago Branch
225 N. Michigan Avenue
Suite 900
Chicago, Illinois 60601-7601
Tel: (312) 228-6400
Fax: (312) 228-6490

Miami Branch
201 S. Biscayne Blvd.
Suite 1320
Miami, Florida 33131
Tel: (305) 533-9900
Fax: (305) 533-9919

SIGNATURE BANK
SIGNATURE SECURITIES GROUP
Fifth Avenue Office
565 5th Avenue
New York, New York 10017
Tel: (646) 822-1401
Fax: (646) 822-1470

Canada
Toronto Representative Office
4950 Yonge Street, Suite 2105
Toronto, Ontario M2N 6K1
Tel: (416) 398-4250
Fax: (416) 398-4246

Montreal Representative Office
La Tour Xerox
1, Place Alexis Nihon
3400 de Maisonneuve Blvd. West
Suite 1470
Montreal, Quebec H3Z 3B8
Tel: (514) 935-1128
Fax: (514) 935-1129

United Kingdom
London Branch**
25 Savile Row
London W1S 2ES
Tel: (4420) 7973-5400
Fax: (4420) 7973-5401

Manchester Branch**
St. James House
Charlotte Street
12th Floor
Manchester M1 4DZ
Tel: (44 161) 228-2406
Fax: (44 161) 236-7796

POALIM ASSET MANAGEMENT
(UK) LTD.
Chrendon House
4th Floor
11-12 Clifford Street
London W1S 2LL
Tel: (4420) 7170 6200
Fax: (4420) 7491 9398

Switzerland
Zurich
BANK HAPOALIM
(SWITZERLAND) LTD.
Stockerstrasse 33, CH-8039 Zurich
Tel: (411) 283-8181
Telex: 813762 POAL CH
Fax: (411) 202-7740

Geneva
BANK HAPOALIM
(SWITZERLAND) LTD.
Geneva Branch
50 rue du Rhone
P.O.Box 3326
CH-1211 Geneva 3
Tel: (4122) 816-1111
Fax: (4122) 816-1100

Luxembourg
BANK HAPOALIM
(LUXEMBOURG) S.A.
18 Boulevard Royal, B.P. 703
L-2017 Luxembourg
Tel: (352) 475-2561
Fax: (352) 229-847

BANK HAPOALIM
(SWITZERLAND) LTD.
Luxembourg Branch
18 Boulevard Royal, B.P. 703
L-2017 Luxembourg
Tel: (352) 475-2561
Fax: (352) 229-847

France
France Representative Office
33 Rue Marbeuf
75008 Paris
Tel : (331) 5688-2000
Fax: (331) 4225-1551

Germany
Frankfurt Representative Office
Feuerbachsts. 31
60325 Frankfurt
Tel: (4969) 707-9870
Fax: (4969) 707-98710

Hungary
Hungary Representative Office
Szabadság tér 7.
1054 Budapest
Tel: (36 1) 354 3650
Fax: (36 1) 354 3651

Australia
Australia Representative Office
Level 21, Angel Place
123 Pitt Street
Sydney, NSW 2000
Tel: (612) 9222 1868
Fax: (612) 9222 1871

Argentina
Argentina Representative Office
Edificio Laminar Plaza
ING. Butty 240, Piso 18
(Leandro N. Alem – Paraguay)
Buenos Aires (C1001AFB)
Tel: (5411) 4515-0077
Fax: (5411) 4515-0144

Brazil
Brazil Representative Office
Sao Paulo
Poalim Consultoria Empresarial LTDA
Av. Presidente Juscelino Kubitscheck 510 CJ81
CEP 04543-000
Sao Paulo SP Brazil
Tel: 55 11 3526-1800
Fax: 55 11 3526-1803 or 3526-1804

Brazil Representative Office
Rio de Janeiro
Poalim Consultoria Empresarial LTDA
Edificio Torre Rio Sul
Conjunto 2405
Botafogo, Rio de Janeiro
CEP 22290-160
Tel: (5521) 2295-6497
Fax: (5521) 2541-7444

Brazil Representative Office
Porto Alegre
Poalim Consultoria Empresarial LTDA
Av. Carlos Gomes, 651
Conj. 302
Porto Alegre RS 90480.003
Tel: (5551) 3328-8884
Fax: (5551) 3328-9834

Chile
Chile Representative Office
Av. Apoquindo 3721
Oficina 121
Las Condes - Santiago
Tel: (56-2) 299-8100
Fax: (56-2) 299-8110

Mexico
Mexico Representative Office
Blvd. Manuel Avila Camacho 24
Piso 18, Col. Lomas de Chapultepec
Mexico D.F., C.P. 11000
Tel: (5255) 5249-5300
Fax: (5255) 5249-5311

Panama
Panama Representative Office
Av. Samuel Lewis, Edificio Plaza Globus
Piso 5, Urbanizacion Obarrio
Panama City
Tel: (507) 263-7222
Fax: (507) 263-0059

Uruguay
Montevideo
HAPOALIM (LATIN AMERICA) S.A.
World Trade Center
Av. Luis Alberto de Herrera 1248
Torre B, Piso 6
Montevideo
Tel: (598-2) 623-0303
Fax: (598-2) 623-5867

Punta del Este
HAPOALIM (LATIN AMERICA) S.A.
Calle 28 y Gorlero,
Punta del Este
Tel: (59842) 442601, 443030
Fax: (59842) 443324

Venezuela
Venezuela Representative Office
Edificio Parque Cristal, Torre Este
Piso 8, Oficina 10
Av. Francisco de Miranda
Los Palos Grandes,
Caracas 1062
Tel: (58212) 285-2522
Fax: (58212) 283-7133

Cayman Islands
Georgetown Branch
P.O. Box 979
Grand Cayman, B.W.I.
Telex: 6812043, 6812044, 6812045
HAPOALIM MIAB

BANK HAPOALIM (CAYMAN) LTD.
P.O.Box 979
Grand Cayman, B.W.I.

Channel Islands
HAPOALIM FIDUCIARY SERVICES LTD.
P.O.Box 224
St. Helier Jersey JE4 9SN
Channel Islands
Tel: (44 -1534) 616818
Fax: (44 -1534) 625903

* Member of FDIC
** Member SFA

Graphic design & production:
www.molcholand.co.il / Guy Ruskin.
Text: RC&C.



BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX.972 3 5607028
WWW.BANKHAPOALIM.COM


bank hapoalim